ANNUAL INFORMATION FORM

FOR THE YEAR ENDED
DECEMBER 31, 2018

Dated: February 20, 2019

401 Bay Street, Suite 3200
Toronto, ON M5H 2Y4

List of Charts and Tables

IAMGOLD’s Corporate Structure	13

Mineral Reserves and Resources	131

Explanatory Notes:

1.	All dollar amounts presented in this Annual Information Form are expressed in U.S. dollars, unless otherwise indicated.

2.	Production results are in metric units, unless otherwise indicated.

3.

IAMGOLD Corporation carries on business in Canada. The subsidiaries of IAMGOLD Corporation carry on business in Canada and elsewhere. In this Annual Information Form, the words “Company” and “IAMGOLD” are used interchangeably and in each case refer, as the context may require, to all or any of IAMGOLD Corporation and its subsidiaries.

4.

The information in this Annual Information Form is complemented by the Company’s Audited Consolidated Annual Financial Statements for the year ended December 31, 2018 and the related management’s discussion and analysis.

5.

The Company’s Annual Financial Statements for the year ended December 31, 2018 and the related management’s discussion and analysis, are available on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com. Our website and the information contained on our website is not part of or incorporated by reference into this Annual Information Form.

Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates

The disclosure in this Annual Information Form has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws contained in SEC Industry Guide 7. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Adminsitrators (“CSA”) that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. As a result, information contained in this Annual Information Form containing descriptions of our mineral properties or estimates of mineral reserves or mineral resources is not comparable to similar information disclosed by U.S. companies in reports filed with the SEC in accordance with SEC Industry Guide 7. For example, the terms

“measured mineral resources”, “indicated mineral resources”, “inferred mineral resources”, “proven mineral reserves” and “probable mineral reserves” are used in this Annual Information Form to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, SEC Industry Guide 7 does not currently recognize them. A U.S. company reporting pursuant to SEC Industry Guide 7 generally may only disclose estimates of proven and probable mineral reserves, and may not disclose estimates of any classification of mineral resources. In addition, definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations, whereas SEC Industry Guide 7 generally only permits U.S. companies to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Any estimate of mineral reserves or mineral resources has a great amount of uncertainty as to its existence, and great uncertainty as to its economic and legal feasibility with estimates of mineral resources have a greater degree of uncertainty. Further, in accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of pre-feasibility or feasibility studies or other economic studies, except that they may form the basis of preliminary economic assessments, which are sometime referred to as scoping studies, subject to compliance with certain disclosure requirements under NI 43-101. Accordingly, investors are cautioned not to assume that all or any part of measured mineral resources, indicated mineral resources or inferred mineral resources will ever be upgraded to a mineral reserve or that all or any part of measured mineral resources, indicated mineral resources or inferred mineral resources is economically or legally mineable or will ever be mined. U.S. investors are urged to consider closely the disclosure on technical terminology under the heading “Technical Information” in the Glossary below.

Special Note Regarding Forward-Looking Statements

This Annual Information Form contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the

United States Private Securities Litigation Reform Act of 1995, respectively. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors; many of which are beyond the Company’s ability to control or predict. Forward-looking statements include, without limitation, statements regarding strategic plans, future production, cost estimates and anticipated financial results; potential mineralization and evaluation and evolution of mineral reserves and mineral resources (including, but not limited to, potential for further increases at the Essakane, Rosebel, Westwood and Sadiola mines) and expected mine life; expected exploration results, future work programs, capital expenditures and objectives, evolution and economic performance of development projects (including, but not limited to, the Côté Gold project, the Saramacca project and the Boto project) and exploration budgets and targets; construction and production targets and timetables, as well as the anticipated timing of grants of permits and governmental incentives; expected continuity of a favourable gold market; contractual commitments, royalty payments, litigation matters and measures for mitigating financial and operational risks; anticipated liabilities regarding site closure and employee benefits; continuous availability of required manpower; the integration or expansion of operations, technologies and personnel of acquired operations and properties; and, more generally, continuous access to capital markets; and the Company’s global outlook and that of each of its mines. These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Statements concerning actual mineral reserves and mineral resources estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements, which involve assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “project”, “budget”, “forecast”, “schedule”, “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy” or “superior” or the negative of certain of these words or other variations on these words or comparable terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some, but not all, of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, seismic events, floods, the inability to achieve designed processing plant throughputs or metallurgical recoveries and other conditions; delays and repair costs resulting from equipment failure; changes to and differing interpretations of mining tax regimes in foreign jurisdictions; the market prices of gold and other minerals produced; past market events and conditions and the deterioration of general economic indicators; the ability of the Company to replace mineral reserves depleted by production; overestimation/underestimation of mineral reserve and mineral resource calculations; fluctuations in exchange rates of currencies; failure to obtain and renew financing as and when required to fund exploration, development and continuing operations; defaults under the Company’s credit facility or senior notes due to a violation of covenants contained therein; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement; failure to obtain financing to meet capital expenditure plans; risks associated with being a multinational company; differences between the assumption of fair value estimates with respect to the carrying amount of mineral interests and actual fair values; inherent risks related to the use of derivative instruments (including, but not limited to, for hedging purposes to stabilize input costs) accuracy of mineral reserve and mineral resource estimates; uncertainties in the validity of mining interests and the ability to acquire new properties and recruit and retain skilled and experienced employees; various risks and hazards beyond the Company’s control, many of which are not economically insurable; risks and hazards inherent to the mining industry, most of which are beyond the Company’s control; market prices and availability of commodities used by the Company in its operations; lack of infrastructure and other risks related to the geographical areas in which the Company carries out its operations; labour disruptions, including those that may result from negotiations with respect to new, reasonable collective labour agreements, and other disruptions caused by mining accidents; health risks associated with the mining work force in West Africa, Canada and Suriname; disruptions created by surrounding communities; need to comply with the extensive laws and regulations governing the environment, health and safety at the Company’s mining and processing operations and at the locations of its exploration activities; risks normally associated with any conduct of business in foreign countries (including, but not limited to, varying degrees of political and economic risk) which may include the possibility for political unrest, foreign military intervention, acts of war, terrorism, sabotage and civil disturbances; ability to obtain and renew the required licenses and permits from various governmental authorities in order to exploit the Company’s properties; risks and expenses related to reclamation costs and related liabilities; continuously evolving legislation, such as the mining legislation in West Africa, Canada and Suriname, which may have unknown and negative impacts on operations; risks normally associated with the conduct of joint ventures; inability to control standards of non-controlled assets; risk and unknown costs of litigation; undetected failures in internal controls over financial reporting; risks related to making acquisitions, including the integration of operations; risks related to the construction, development and start-up of the Côté Gold project, the Saramacca project and the Boto project or other projects and potential further expansion activities at the Sadiola, Essakane and Rosebel mines; dependence on key personnel; and other related matters.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause results to differ from what is anticipated, estimated or intended. Those factors are described or referred to below, under the heading “Risk Factors” in this Annual Information Form. Market and commodity price volatility and uncertainty in credit markets stemming, in part, from events in financial and credit markets as well as from geo-political risks around the world, continue to cause volatility and uncertainty in the price of gold. These ongoing events could impact forward-looking statements contained in this Annual Information Form in an unpredictable and possibly detrimental manner. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Glossary

Mining Terms and Frequently Used Abbreviations

AA: atomic absorption.

AISC: all-in sustaining cost.

Base Case: base case mine plan.

Bond Ball Mill Work Index: is a measure of the resistance of the material to grinding in a ball mill. It can be used to determine the grinding power required for a given throughput of material under ball mill grinding conditions. It is a locked cycle test conducted in closed circuit with a laboratory screen.

Burkina Faso Mining Law: 2015 Mining Code No.3 036-2015/CNT, dated June 26, 2015 of Burkina Faso.

BXDR: diorite breccia.

By-product: a secondary metal or mineral product recovered in the milling process.

Carbon-in-leach (“CIL”) process: a process used to recover dissolved gold inside a cyanide leach circuit. Coarse activated carbon particles are introduced in the leaching circuit and are moved counter-current to the slurry, absorbing dissolved gold in solution as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis. CIL is a process similar to CIP (carbon-in-pulp) except that the gold leaching and the gold absorption are done simultaneously in the same stage compared with CIP where the gold absorption stage follows the gold leaching stage.

Carbon-in-pulp (“CIP”) process: a process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.

CEAA: Canadian Environmental Assessment Agency.

Cg: graphitic carbon.

Concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

Contained ounces: ounces in the mineralized rock without reduction due to mining loss or processing loss.

COS: change-of-support.

CRM: Certified Reference Material.

Cut-off grade: the lowest grade of mineralized material considered economic; used in the estimation of mineral reserves in a given deposit.

DCF: discounted cash flow.

DD: diamond drilling or diamond drill.

Depletion: the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production.

DIA: diabase dykes.

Dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.

DR: diorite.

EA: Environmental Assessment

EDA: exploratory data analysis.

EDA Envelope: the ExtBX unit.

EER: Environmental Effects Review.

EIA: Environmental Impact Assessment

EW: electrowinning.

EMS: environmental management system.

ENDM: Ontario Ministry of Energy, Northern Development and Mines.

EPCM: engineering, procurement and construction management.

ESIA: Environmental and Social Impact Assessment.

ESMP: Environmental and Social Management Program.

Ext BX: Extended Breccia.

FA: fire assay.

FA-gravimetric: gravimetric fire assay.

FELs: front-end loaders.

FLT: fault zone.

FS: Feasibility Study.

FWP: fresh water pond.

g/t Ag: gram of silver per tonne.

g/t Au: gram of gold per tonne.

Grade: the relative quantity or percentage of metal or mineral content.

GMD: Geological and Mining Service of Suriname (Geologisch Mijnbouwkundige Dienst van Suriname)

GRG: gravity recoverable gold.

HDBX: hydrothermal breccia.

HERCO: Hermitian correction.

HPGR: high pressure grinding roll.

HQ: industry standard drilling core size with a diameter of 63.5 mm.

ICP: inductively-coupled plasma.

ILR: intensive leach process.

IRR: internal rate of return.

ISO 14001: a standard established by the International Organization for Standardization setting forth the guidelines for an EMS.

ISO 9001: a standard established by the International Organization for Standardization setting forth the guidelines for a quality management system.

Leach/heap leach: a process to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

LG algorithm: Lerchs–Grossmann algorithm.

LHD: load haul dump.

LOM: “Life of Mine”.

MARC: maintenance and repair contract.

MDDELCC: Québec Ministry of Sustainable Development, Environment, and Climatic Changes.

MECP: Ontario Ministry of the Environment, Conservation and Parks.

MLAS: Ontario Mining Land Administration System.

MOECC: Ontario Ministry of the Environment and Climate Change.

MTY: million tonnes per year.

MW: megawatts.

MWp: megawatt peak power. A measuring unit for the maximum output of a photovoltaic power plant.

Mineral reserves: mineral reserves are divided into two categories; proven and probable mineral reserves, which are more particularly defined herein under “Technical Information”.

Mineral resources: mineral resources are divided into three categories; measured, indicated and inferred, which are more particularly defined herein under “Technical Information”.

MRA: mine rock area.

NCF: net cash flow.

NN: nearest-neighbour.

NQ: industry standard drilling core size with a diameter of 47.6 mm.

NPV: net present value.

OIT: operator interference terminal.

Ounce: refers to one troy ounce, which is equal to 31.1035 grams.

OVB: overburden.

PEA: Preliminary Economic Assessment.

PFS: Pre-Feasibility Study.

PLC: programmable logic controller.

PPA: Power purchase agreement.

PQ: industry standard drilling core size with a diameter of 85.0 mm.

PAL: pulverize and leach.

QA/QC: quality-assurance/quality control.

Qualified person (or “QP”): an individual who is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining who has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice, and who has experience relevant to the subject matter of the mineral project or technical report, and who is in good standing with a professional association, as more fully referenced in NI 43-101.

RAB: rotary air blast.

RC: reversed circulation (drilling).

Recovery: the proportion of valuable material obtained during mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

Restoration or Reclamation: operation consisting of restoring or rehabilitating a mining site to a satisfactory and stable environmental condition following the cessation of mining and processing activities.

ROE: Right of Exploration for Minerals.

RQD: rock quality designation.

SAG: semi-autogenous grinding.

SCADA: supervisory control and data acquisition.

SMC: SAG mill comminution.

SG: specific gravity.

SRM: standard reference materials.

SSAG: single stage semi-autogenous mill.

SSP: Sadiola Sulphide Project.

Stripping: in mining, the process of removing overburden or waste rock to expose ore.

Tailings: the material that remains after metals or minerals considered economic have been removed from ore during milling.

Tailings pond or Tailings Storage Facility (or, “TSF”): a containment area used to deposit tailings from milling.

TMF: tailings management facility.

TON: tonalite.

Tonne: by common convention refers to one Metric ton, equivalent to 1,000 kilograms.

TSM: Towards Sustainable Mining

Financial Terms

2016 Credit Facility: means the refinanced, secured revolving credit facility of $250 million with $100 million of committed and $150 million of uncommitted capital. The facility was entered into by the Company and a syndicate of financial institutions led by the National Bank of Canada and Deutsche Bank on February 1, 2016.

2017 Credit Facility: means the refinanced, secured revolving credit facility of $250 million. The facility was entered into by the Company and a syndicate of financial institutions led by the National Bank of Canada and Deutsche Bank on December 14, 2017. This facility replaced the 2016 Credit Facility and matures on March 31, 2022. The Company amended the 2017 Credit Facility by way of a first amending agreement between the Company, a syndicate of lenders, and National Bank of Canada as agent of the syndicate of lenders on November 15, 2018. The amending agreement increased the amount of credit under the 2017 Credit Facility to an amount equal to $500 million, extended the maturity date to January 31, 2023, maintained the $100 million "accordion" feature, increased lease financing capacity to $250 million, provide for a gold pre-pay arrangement for no more than 225,000 ounces of gold, eliminated the tangible net worth financial covenant, and revised certain covenants of the Company and its subsidiaries.

2017 Senior Notes: means the senior notes bearing interest at a rate of 7 per cent per annum which mature on April 15, 2025 and which were issued by the Company on March 16, 2017 in an aggregate principal amount of $400 million.

Common Shares: means common shares in the capital of the Company.

CSA: the Canadian Securities Administrators.

First Preference Shares: means first preference shares in the capital of the Company.

Gold Pre-Pay Arrangement: means a forward gold sale arrangement with financial institutions whereby the Company will receive a pre-payment of US $170 million later in 2019 in exchange for delivering 150,000 ounces of gold in 2022. A floor price of US $1,300 per ounce and a cap price of US $1,500 per ounce were set. This arrangement was supported by a syndicate of banks including Citibank N.A. and National Bank of Canada.

Hedge: a risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions.

Hedging: a future transaction made to protect the price of a commodity as revenue or cost and secure cash flows.

IFRS: International Financial Reporting Standards.

Margin: money or securities deposited with a broker as security against possible negative price fluctuations.

NSR: net smelter returns.

NYSE: the New York Stock Exchange.

Royalty: cash payment or physical payment (in-kind) generally expressed as a percentage of NSR or mine production.

SEC: the United States Securities and Exchange Commission.

Second Preference Shares: means second preference shares in the capital of the Company.

Spot price: the current price of a metal for immediate delivery.

TSX: the Toronto Stock Exchange.

VAT: value added tax

Volatility: propensity for variability. A market or share is volatile when it records rapid variations.

Technical Information

For the Sadiola mine, refer to the definitions of the JORC Code (defined below) under the heading “Australasian Code for Reporting of Mineral Resources and Ore Reserves” below.

Canadian Standards for Mineral Resources and Mineral Reserves

Unless otherwise indicated, in this Annual Information Form, the following terms have the meanings set forth below. Reference is made to the “Cautionary Note to U.S. Investors Regarding Disclosure of Mineral

Reserve and Mineral Resource Estimates” at the beginning of this Annual Information Form.

Mineral Reserves

Mineral Reserves are sub-divided in order of decreasing geological confidence into Proven Mineral Reserves and Probable Mineral Reserves. A Proven Mineral Reserve has a higher level of confidence than a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided, in order of decreasing geological confidence, into Measured, Indicated and Inferred categories. A Measured Mineral Resource has a higher level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic material or natural, solid, fossilized, organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Metallurgical Recovery, Mining Dilution, Mining Losses and Cut-off Grade

In calculating Mineral Reserves, cut-off grades are established using the Company’s long-term metal or mineral prices, foreign exchange assumptions, metallurgical recovery, mining dilution, mining losses and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

* * * * * * * * *

Australasian Code for Reporting of Mineral Resources and Ore Reserves

The estimates of ore reserves and mineral resources for the Sadiola mine, as set out in this Annual Information Form, have been estimated in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and Minerals Council of Australia (the “JORC Code”). NI 43-101 provides that companies may make disclosures using the reserve and resource categories of the JORC Code subject to the satisfaction of certain requirements.

The definitions of ore reserves (under the JORC Code) are as follows:

Ore reserve (under the JORC Code) is the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate, at the time of reporting, that extraction could reasonably be justified. Ore reserves are subdivided in order of decreasing confidence into proved ore reserves and probable ore reserves.

Proved ore reserve (under the JORC Code) is the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate, at the time of reporting, that extraction could reasonably be justified.

Probable ore reserve (under the JORC Code) is the economically mineable part of an indicated, and in some circumstances measured, mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The definitions of mineral resources under the JORC Code are as follows:

Mineral resource is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of decreasing geological confidence, into measured, indicated and inferred categories.

Measured mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

Indicated mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Inferred mineral resource is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and is assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Mineral resources, which are not ore reserves, do not have demonstrated economic viability.

The foregoing definitions of ore reserves and mineral resources as set forth in the JORC Code have been reconciled to the definitions in the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (the “CIM Standards”) adopted under NI 43-101. If ore reserves and mineral resources for the Sadiola mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in the reserve and resource estimates for this mine as set forth herein.

Symbols Used

Ag	=	Silver
Au	=	Gold
Cu	=	Copper

Item I Name and Incorporation

The Company was incorporated under the Canada Business Corporations Act with the name “IAMGOLD International African Mining Gold Corporation” by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding common shares of the Company (“Common Shares”) were consolidated on a one for 4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of the Company was increased by the creation of an unlimited number of First Preference Shares, issuable in series, and an unlimited number of Second Preference Shares, issuable in series, and the “private company” restrictions were deleted. By articles of amendment effective June 27, 1997, the name of the Company was changed to “IAMGOLD Corporation”. By articles of amalgamation effective April 11, 2000, the Company amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.). By articles of amalgamation effective January 1, 2004, the Company amalgamated with its then wholly-owned subsidiary, Repadre Capital Corporation. Effective March 22, 2006, the Company completed a business combination transaction with Gallery Gold Limited and effective November 8, 2006, the Company acquired Cambior Inc. (“Cambior”) by amalgamating a wholly-owned subsidiary, IAMGOLD-Québec Management Inc. (“IMG-QC”), with Cambior pursuant to the terms of a court-sanctioned arrangement (“Cambior Arrangement”). By articles of amalgamation effective January 1, 2011, the Company amalgamated with its then wholly-owned subsidiary, IAMGOLD Burkina Faso Inc. By articles of amalgamation effective March 1, 2011, the Company amalgamated with its then wholly-owned subsidiary, IMG-QC. Further to a plan of arrangement, the Company completed the acquisition, through a wholly-owned subsidiary, of  Trelawney Mining and Exploration Inc. (“Trelawney”) on June 21, 2012. By articles of amalgamation effective June 1, 2016, the Company amalgamated with its then wholly-owned subsidiaries, 2324010 Ontario Inc., Trelawney and Trelawney Augen Acquisition Corp (“TAAC”).

The registered and principal office of the Company is located at 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, Canada M5H 2Y4. The Company’s telephone number is (416) 360-4710 and its website address is www.iamgold.com.

Item II General Development of the Business

1.       Three-Year History

IAMGOLD is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world. Through its holdings, IAMGOLD has interests in various operations and exploration and development properties.

The following chart illustrates certain subsidiaries of IAMGOLD, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by IAMGOLD, and the material mineral projects of IAMGOLD held through such subsidiaries and the percentage of ownership interest that the relevant subsidiary of IAMGOLD has in such material mineral projects.

IAMGOLD’s Corporate Structure

On February 1, 2016, the Company announced the termination of its unsecured 2012 Amended Credit Facility and the closing of its secured revolving 2016 Credit Facility with the bank syndicate led and arranged by National Bank of Canada and Deutsche Bank. The secured 2016 Credit Facility consists of a fully committed $100 million with an option to potentially add a further $150 million. The secured 2016 Credit Facility will expire in February 2020 and the accordion is available under the same terms and conditions.

On March 16, 2016, the Company sold all 21,875,000 common shares of Galane Gold Ltd. (“Galane”) held pursuant to an agreement by which Galane, indirectly, acquired ownership of the Mupane gold mine in Botswana, Africa from the Company, as originally announced by the Company on August 31, 2011. The Company no longer holds any common shares of, or warrants to purchase common shares of, Galane and thus holds a zero per cent interest in Galane’s outstanding common shares.

During the first quarter of 2016, the Company issued 12 million flow-through Common Shares for proceeds of C$41 million to fund the development of the Westwood mine and sold approximately 135 thousand ounces of gold bullion for proceeds of approximately $170 million.

On April 6, 2016, the Company announced it had obtained a receipt for a final short form base shelf prospectus further to its filing of a renewed preliminary short form base shelf prospectus. Both the preliminary and final short form base shelf prospectuses were filed with securities regulators in each province and territory in Canada, except for the Province of Québec and a corresponding registration statement was filed with the SEC. These filings allow the Company to make offerings of Common Shares, First Preference Shares, Second Preference Shares, debt securities, warrants, subscription receipts and any combination thereof of up to $1 billion during the 25-month period following April 6, 2016 in the United States and Canada, except for the Province of Québec.

On April 26, 2016, the Company announced that Ressources Québec Inc., a subsidiary of Investissement Québec Inc., joined IAMGOLD’s 2016 Credit Facility, bringing an additional commitment of $38 million, effective April 25, 2016. On May 9, 2016, the 2016 Credit Facility was increased by a further $2 million.

On June 15, 2016, the Company reported final assay results from the 2016 winter DD program completed in April 2016 at the Monster Lake project in Québec, Canada, for which IAMGOLD has an option. The winter DD program totalled 8,105 metres from 21 DD holes.

On July 5, 2016, the Company reported for the Malikoundi deposit as part of the Company’s Boto project in Senegal additional drilling results from four deep DD holes totalling 2,341 metres completed to date during the 2016 drilling program.

On August 8, 2016, the Company commenced a tender offer to purchase for cash up to $150 million of the principal amount of 2012 Senior Notes. On September 6, 2016, the Company announced the final results of the tender offer. As of the expiration date of the tender offer, $145,863,000 aggregate principal amount of the 2012 Senior Notes, or approximately 23 per cent of the 2012 Senior Notes outstanding, were validly tendered and not withdrawn pursuant to the tender offer, all of which tendered 2012 Senior Notes were purchased and cancelled by the Company.

On August 16, 2016, the Company announced that it completed a bought deal offering at a price of $5.15 per Common Share. A total of 44,677,500 Common Shares (including 5,827,500 Common Shares sold pursuant to the exercise in full by the underwriters of their over-allotment option) were sold in the offering for aggregate gross proceeds of $230 million.

On August 29, 2016, Morgan Stanley Senior Funding, Inc. joined the 2016 Credit Facility, bringing an additional commitment of $30 million.

On August 31, 2016, the Company announced that it signed an agreement with the Republic of Suriname to acquire an interest in the Saramacca property with the intent of defining a NI 43-101 compliant mineral resource within the next 24 months from such date (the “Saramacca Purchase Agreement”). The Saramacca property, also known as Anomaly M, is located in the Republic of Suriname approximately 30 kilometres southwest of the Rosebel mill and immediately southeast of the Sarafina property optioned to IAMGOLD. The terms of the Saramacca Purchase Agreement include an initial payment of $200,000, which would enable immediate access to the property for the Rosebel mine’s exploration team as well as access to data from previous exploration activity at Saramacca to conduct a due diligence review of the property. On December 19, 2016, the Saramacca property was transferred to the Rosebel mine in exchange for a payment of $10 million to a corporation controlled by the Republic of Suriname. IAMGOLD also agreed to issue an aggregate of 3,125,000 Common Shares in equal installments to a corporation controlled by the Republic of Suriname on each of the following three anniversaries of the Saramacca property transfer date. On November 27, 2017, the Company issued the first tranche of the 3,125,000 contingently issuable Common Shares to the Government of Suriname and retained the right to explore the Saramacca property. The equity issuance amounted to 1,042,000 Common Shares. Adjustments to the purchase price will be calculated depending on the success of the drill program carried out by the Rosebel mine over the first 24 months from August 31, 2016, but will be capped at $10 million. On December 11, 2018, the Company paid the Government of Suriname approximately $5 million, which the Government of Suriname accepted instead of a second issaunce of 1,042,000 million Common Shares on the second anniversary of the transfer date of the Saramacca property.

On September 15, 2016, the Company announced additional drilling results from its 100 per cent owned Boto project in eastern Senegal, West Africa. The Company reported assay results from 23 DD holes at the Malikoundi deposit totaling 2,217 metres, completed prior to the commencement of the rainy season, including five DD holes that were deepened to target footwall mineralization and provide additional geotechnical information.

On December 22, 2016, the Company announced that it signed a definitive agreement with Merrex Gold Inc. to acquire, in an all-share transaction, all of the issued and outstanding shares of Merrex Gold Inc. not already owned by the Company. The transaction proceeded by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and closed on February 28, 2017.

On December 30, 2016, the Company acquired some additional properties around the Côté Gold project from GoldON Resources Ltd.

On January 26, 2017, the Company announced the positive results of a PEA for the Côté Gold project. The Company also received approval of the project’s provincial environmental assessment from the Provincial Minister of the Environment and Climate Change on January 25, 2017, which follows the positive decision on the federal environmental assessment issued by the Federal Minister of the Environment and Climate Change in April 2016. Positive decisions on the federal and provincial environmental assessments for the project enable the Company to initiate applications on permits to support development following the completion of a PFS.

On February 7, 2017, the Company announced the amendment of the 2016 Credit Facility, adding $80 million of additional commitments resulting in total commitments under the 2016 Credit Facility of $250 million, with similar terms and conditions. With this amendment, the Company’s banking syndicate was joined by Royal Bank of Canada, The Toronto-Dominion Bank and Export Development Canada.

On February 13, 2017, the Company provided an update from its initial exploration program at the Saramacca project in Suriname. The Company reported final assay results from the 2016 drilling program comprised of approximately 14,600 metres from 67 DD holes and 4,500 metres from 37 RC holes.

On March 3, 2017, the Company announced the commencement of an offering of 2017 Senior Notes for an estimated aggregate amount of $500 million. The intended use of proceeds of the offering was to fund the redemption of outstanding 2012 Senior Notes. On March 16, 2017, the Company completed the offering of 2017 Senior Notes for aggregate proceeds of $400 million. On April 3, 2017, the Company announced that it used the gross proceeds from the offering together with cash on hand to redeem the $489 million of outstanding 2012 Senior Notes.

On March 6, 2017, the Company signed a power purchase agreement (“PPA”) among IAMGOLD Essakane SA, EREN Renewable Energy SA, AREN ENERGY (PTY) Ltd. and Essakane Solar SAS to begin the development of a 15 MWp solar power plant in 2017 for the Company’s Essakane mine in Burkina Faso. The agreement is for an initial period of 15 years and stipulates that Essakane Solar SAS, a local entity created by the solar power plant developers, will operate the solar power plant that sells energy to the Essakane mine.

On March 28, 2017, the Company provided an update from its 2017 infill drilling program at the Saramacca project in Suriname, reporting assay results from the initial 29 DD holes totaling 6,008 metres. On May 15, 2017, the Company announced the completion of its 2017 infill drilling program at the Saramacca project, with 113 DD holes totaling approximately 19,600 metres. On June 16, 2017, the Company provided the remaining assay results of its 2017 infill drilling program at the Saramacca project. On September 5, 2017, the Company announced its first mineral resource estimate in accordance with the CIM Standards for the Saramacca project. The resource estimate comprises 14.4 million tonnes of indicated resources averaging 2.20 grams of gold per tonne for 1,022,000 ounces and 13.6 million tonnes of inferred resources averaging 1.18 grams of gold per tonne for 518,000 ounces.

On May 10, 2017, the Company held its annual meeting of shareholders in which all the directors listed as nominees in the management information circular dated March 30, 2017 were elected to the board of directors of the Company.

On May 11, 2017, the Company provided an update on the ongoing exploration program at its Monster Lake joint venture project, reporting assay results from the first 11 drill holes totaling just over 5,100 metres from a total of 24 DD holes totaling 10,657 metres. On July 6, 2017, the Company provided the remaining assay results from the winter 2017 drilling program completed at its Monster Lake joint venture project. On November 1, 2017, the Company announced assay results from the summer 2017 drilling program completed at Monster Lake, reporting results from three drill holes totaling 1,836 metres.

On May 31, 2017, the Company announced additional drilling results from the Boto project. The Company reported assay results from the remaining 22 DD holes, totaling 2,842 metres, completed at the Malikoundi deposit and Malikoundi North extension.

On June 5, 2017, the Company announced positive results from a PFS for the Côté Gold project. The results outlined an economically viable project and confirmed the development concept set out in the PEA, with proven and probable reserves of 5.9 million ounces of gold. The Company also announced that it had entered into a definitive investment agreement with Sumitomo Metal Mining Co., Ltd. (“SMM”), and SMM Gold Cote Inc. (“SMM Cote”), a wholly-owned subsidiary of SMM (collectively with SMM, “Sumitomo”), pursuant to which the Company and Sumitomo formed a joint venture and Sumitomo acquired a 30 per cent undivided participating interest in the Company’s ownership interest in the Côté Gold project for an aggregate $195 million. Of such amount, $100 million was paid upon closing and the remaining $95 million is payable on the earliest of: (i) 18 months following closing; (ii) the date of public filing of a FS with respect to the Côté Gold project; and (iii) the date of closing of any sale by SMM Cote of its participating interest in the Côté Gold project, as permitted by a joint venture agreement that was entered into between the Company and SMM Cote upon closing of the transaction. The remaining $95 million was paid to the Company by SMM on November 26, 2018. The Company will remain the operator of the Côté Gold project during development as well as once it is in operation. The Company announced the closing of the transaction on June 20, 2017.

On July 26, 2017, the Company announced an updated mineral reserve and mineral resource estimate for its Rosebel mine. Total estimated attributable proven and probable gold reserves for the Rosebel mine increased by 80 per cent to 3.5 million ounces at the end of June 2017 from 2.0 million ounces of gold at the end of 2016.

On August 14, 2017, the Company announced its acquisition of 27,777,777 common shares of TomaGold Corporation (“TomaGold”) for an aggregate purchase price of $2,500,000, representing approximately 19.98 per cent of the outstanding common shares of TomaGold.

On September 5, 2017, the Company filed a NI 43-101 Technical Report supporting the mineral reserve and resource update for the Rosebel mine.

On October 17, 2017, the Company filed a NI 43-101 Technical Report supporting its initial resource estimate for the Saramacca project.

On November 16, 2017, the Company provided an update from its ongoing Phase II 2017 drilling program at the Saramacca project. The Company has commenced a 22,000-metre DD program at the Saramacca project and reported on assay results from 37 drill holes totaling 9,553 metres.

On January 24, 2018, the Company announced that it had signed an agreement with the Government of Suriname whereby it has been granted the exploration rights to the Brokolonko property. The property is located approximately 30 kilometres from the Rosebel mill just northwest of the previously acquired Saramacca property and the Sarafina property optioned to the Company. The Company had not acquired Brokolonko from a third party, but has instead secured the rights to exploration directly from the Government of Suriname.

On February 12, 2018, the Company announced its 2017 year-end mineral reserve and resource statement.

On February 12, 2018, the Company announced the positive results from a PFS for the Boto project. The results, which outline an economically viable project, justified the commencement of a FS to further optimize the Boto project development design and improve project economics. On February 21, 2018, the Company filed a NI 43-101 Technical Report on the PFS for the Boto project. On October 22, 2018, the Company announced positive results from a FS for the Boto project.

On February 28, 2018, the Company reported further high-grade intersections from infill and expansion drilling at the Saramacca project.

On March 14, 2018, the Company announced that it had filed a preliminary short form base shelf prospectus with the securities regulators in each province and terriroty in Canada (except Québec), and a corresponding registration statement with the United States Securities and Exchange Commission. On April 3, 2018, the Company accounced that it had obtained receipt for the final short form base shelf prospectus (the “Base Shelf Prospectus”). The Base Shelf Prospectus allows the Company to make offerings of Common Shares, First Preference Shares, Second Preference Shares, debt securities, warrants, subscription receipts or any combination thereof of up to US $1 billion during the 25 months following the date of the final receipt in the United States and Canada, except for the Province of Québec, in order to fund on-going operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, fund potential future acquisitions and for general corporate purposes.

On March 21, 2018, the Company provided an update on its holding in Tolima Gold Inc., and announced that on November 1, 2017 it sold 3,456,000 common shares of Tolima Gold Inc. at a price of $0.005 per share for total cash consideration of $17,280. As a result of this disposition, the Company’s holdings decreased to less than 10 per cent of the issued and outstanding common shares of Tolima Gold Inc.

On March 28, 2018, the Company reported the initial mineral resource estimate for the Moster Lake project in Québec, Canada. On May 10, 2018, the Company filed a NI 43-101 Technical Report on the initial mineral resource estimate for the Monster Lake project. An amended report (with no technical changes) was filed on May 18, 2018. On June 14, 2018, the Company announced assay results from the 2018 winter drilling program completed at the Monster Lake project.

On April 3, 2018, the Company reported the inferred mineral resource estimate for the Eastern Borosi project in Nicaragua. On May 14, 2018, the Company filed a NI 43-101 Technical Report for the new inferred mineral resource estimate for the Eastern Borosi project.

On April 25, 2018, the Company announced that it has joined partners including Agnico Eagle Mines Ltd., Wheaton Precious Metals Corp., Goldcorp Inc. and Sprott Inc., in a strategic private placement with Tradewind Markets, Inc., a financial technology company that uses blockchain to increase the speed of and streamline digital gold trading.

On June 5, 2018, the Company announced a 39 per cent increase in reserves at the Essakane mine based on a heap launch PFS and higher grade intercepts, increasing estimated future average annual production to 480,000 ounces. On July 19, 2018, the Company filed the Essakane Report (defined below).

On September 11, 2018, the Company accounced first assay results from the ongoing 2018 drilling program completed at its Nelligan joint ventre project in Québec. On November 15, the Company provided a further update from its 2018 drilling program completed at its Nelligam joint venture project.

On September 23, 2018, the Company announced an updated Resource and Reserve estimate for the Rosebel mine, which includes a reserve from the Saramacca project, located approximately 25 kilometres from the Rosebel mill.

On October 18, 2018, the Company provided results from the 2018 drilling program at the Diakha deposit on its wholly owned Siribaya Project in Western Mali.

On November 1, 2018, the Company announced positive results from a feasibility study for the Côté Gold project. On November 26, 2018, the Company filed the Côté Gold Report (defined below).

On November 5, 2018, the Company filed a NI 43-101 Technical Report supporting the mineral reserve and resource update for the Rosebel mine.

On November 8, 2018, the Company provided an update from its ongoing 2018 exploration drilling program along the Saramacca - Brokolonko trend, located 25 kilometres southwest of the Rosebel mine.

On November 13, 2018, the Company announced that a number of unionized employees commenced a work stoppage at the Rosebel mine. On November 15, 2018, the Company announced that the work stoppage had ended and that normal operations at the Rosebel mine would resume.

On November 15, 2018, the Company announced that it had amended its 2017 Credit Facility with a first amending agreement dated November 15, 2018, which increased the credit under the 2017 Credit Facility to $500 million from $250 million, with an option to increase commitments by $100 million and extended the term to January 31, 2023.

On December 12, 2018, the Company announces an initial mineral resource estimate for the Gossey satellite deposit located approximately 15 kilometres northwest of the Essakane mine.

On January 10, 2019, the Company providing a further update from its 2018 drilling program completed at its Nelligan joint venture project. The Company reported assay results from the remaining nine DD holes totaling 4,487 metres completed as part of the 2018 drilling program.

On January 15, 2019, the Company announced that it had entered into a forward gold sale arrangement with financial institutions whereby the Company will receive a prepayment amount of $170 million in exchange for delivering 150,000 ounces of gold in 2022.

On January 21, 2019, the Company filed a NI 43-101 Technical Report supporting its initial mineral resource estimate for the Gossey satellite deposit.

On January 28, 2019, the Company announced that it had deferred a decision to proceed with the construction of the Côté Gold project as the Company has decided to wait for improved, and sustainable, market conditions in order to proceed with the construction.

On January 30, 2019, the Company announced an updated mineral resource estimate on the Diakha – Siribaya project, located in Mali.

On February 14, 2019, the Company together with AngloGold Ashanti Limited, entered into an agreement with the Government of Mali for the sale of the joint venture partners’ combined 80 per cent indirect interest in the Yatela mine for $1. The sale is subject to the fulfillment of certain conditions and a one-time payment of estimated rehabilitation, closure and social program costs.

On February 19, 2019, the Company filed a NI 43-101 Technical Report supporting its updated mineral resource estimate on the Diakha – Siribaya project, located in Mali.

On February 19, 2019, the Company announced its 2018 year-end mineral reserve and mineral resource statement.

2.        Other Disclosure Relating to Ontario Securities Commission Requirements for Companies Operating in Emerging Markets

Controls Relating to Corporate Structure Risk

IAMGOLD has implemented a system of corporate governance, internal controls over financial reporting, and disclosure controls and procedures that apply at all levels of the Company and its subsidiaries. These systems are overseen by the Company’s board of directors, and implemented by the Company’s senior management. he relevant features of these systems include:

(a)

IAMGOLD’s Control Over Subsidiaries. IAMGOLD’s corporate structure has been designed to ensure that the Company controls, or has a measure of direct oversight over the operations of its subsidiaries. A substantial number of IAMGOLD’s subsidiaries are either wholly-owned or controlled to a large extent by the Company. Accordingly, the Company directly controls the appointments of either all of the directors or such number of directors reflecting the Company’s proportional ownership interest of its subsidiaries. The directors of IAMGOLD’s subsidiaries are ultimately accountable to IAMGOLD as the shareholder appointing him or her, and IAMGOLD’s board of directors and senior management. As well, the annual budget, capital investment and exploration program in respect of the Company’s mineral properties are established by the Company.

Further, signing officers for subsidiary foreign bank accounts are either employees of IAMGOLD or employees of the subsidiaries. In accordance with the Company’s internal policies, all subsidiaries must notify the Company’s corporate treasury department of any changes in their local bank accounts including requests for changes to authority over the subsidiaries’ foreign bank accounts. Monetary limits are established internally by the Company as well as with the respective banking institution. Annually, authorizations over bank accounts are reviewed and revised as necessary. Changes are communicated to the banking institution by the Company and the applicable subsidiary to ensure appropriate individuals are identified as having authority over the bank accounts.

(b)

Strategic Direction. IAMGOLD’s board of directors is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries.

(c)

Internal Control Over Financial Reporting. The Company prepares its consolidated financial statements and Management Discussion & Analysis (“MD&A”) on a quarterly and annual basis, using IFRS as issued by the International Accounting Standards Board, which require financial information and disclosures from its subsidiaries. The Company implements internal controls over the preparation of its financial statements and other financial disclosures to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements and MD&A are being prepared in accordance with IFRS and relevant securities laws. These internal controls include the following:

(i)

The Company has established a quarterly reporting package relating to its subsidiaries that standardizes the information required from the subsidiaries in order to complete the consolidated financial statements and MD&A. Management of the Company has direct access to relevant financial management of its subsidiaries in order to verify and clarify all information required.

(ii)

All public documents and statements relating to the Company and its subsidiaries containing material information (including financial information) are reviewed by senior management, particularly, a Disclosure Committee, including the Chief Executive Officer, the Chief Financial Officer and internal legal counsel before such material information is disclosed, to make sure that all material information has been considered by management of the Company and properly disclosed.

(iii)

As more fully described in paragraph (e), the Company’s Audit Committee obtains confirmation from the Chief Executive Officer and Chief Financial Officer as to the matters addressed in the quarterly and annual certifications required under National Instrument 52- 109 - Certification of Disclosure in the Company’s Annual and Interim Filings (“NI 52-109”).

(iv)

The Company’s Audit Committee reviews and approves the Company’s quarterly and annual financial statements and MD&A and recommends to the Company’s board of directors for the board’s approval of the Company’s quarterly and annual financial statements and MD&A, and any other financial information requiring board approval, prior to their publication or release.

(v)

The Company’s Audit Committee assesses and evaluates the adequacy of the procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements by way of reports from management and its internal and external auditor.

(vi)

Although not specifically a management control, the Company engages its external auditor to perform reviews of the Company’s quarterly financial statements and an audit of the annual consolidated financial statements.

(d)

Disclosure Controls and Procedures. The responsibilities of the Company’s Audit Committee include oversight of the Company’s internal control systems including those systems to identify, monitor and mitigate business risks as well as compliance with legal, ethical and regulatory requirements.

(e)

CEO and CFO Certifications. In order for the Company’s Chief Executive Officer and Chief Financial Officer to be in a position to attest to the matters addressed in the quarterly and annual certifications required by NI 52-109, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the Chief Executive Officer and Chief Financial Officer in a timely manner.

These systems of corporate governance, internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Company has access to all material information about its subsidiaries.

Procedures of the Board of Directors of the Company

Fund Transfers from the Company’s Subsidiaries to IAMGOLD

Funds are transferred by the Company’s subsidiaries to the Company by way of wire transfer and/or cheque pursuant to a variety of methods which include the following: collection of monthly management fees; chargeback of costs undertaken on behalf of the subsidiaries via intercompany invoices by the Company; repayment of loans related to project funding; and dividend declaration/payment by the subsidiaries. The method of transfer is dependent on the funding arrangement established between the Company and the subsidiary. In some cases, loan agreements are established with corresponding terms and conditions. In other cases, dividends are declared and paid based on the profitability and available liquidity of the applicable subsidiary. Where regulatory conditions exist in the form of exchange controls, authority to return capital is obtained in advance of the funding of the subsidiary, from the appropriate government ministry by the Company and the applicable subsidiary.

Removal of Directors of Subsidiaries

Pursuant to joint venture agreements governing the operation of its Malian operations, the Company has the right at any time to appoint or remove directors of its Malian subsidiaries and has an effective veto over decisions concerning its Malian subsidiaries.

In respect of its wholly-owned subsidiaries, subject to applicable local corporate laws and the respective constating documents of each of the Company’s wholly-owned subsidiaries, the Company may remove directors of these subsidiaries from office either by way of a resolution duly passed by the Company at a shareholders’ meeting or by way of a written resolution.

Records Management of the Company’s Subsidiaries

The original minute books, corporate seal and corporate records of each of the Company’s subsidiaries are kept at each subsidiary’s respective registered office. The Company maintains at its head office a duplicate set of such corporate records for all of its subsidiaries.

3.        Risk Factors

The Company is subject to various risks arising from factors within or outside of its control. Such risks are broadly classified into two categories: financial and operational risks. Any occurrence could materially adversely affect among other things results from operations, profitability, cash flow, and asset valuations. Any one risk factor could cause actual results to differ materially from those described in forward-looking statements relating to the Company. Additionally, should two or more adverse events occur simultaneously or within a relatively short period of time, there could be a compounding effect on results from operations, profitability, cash flow, and asset valuations.

Financial Risks

Gold price fluctuations

The Company's revenues depend in part on the market gold prices for mine production from the Company's producing properties. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewellery demand, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. Fluctuations in gold prices may materially and adversely affect the Company's financial performance or results of operations and may result in adjustments to reserve estimates and life of mine plans. Continuous declining gold prices may result in a declining production profile and adverse financial performance.

Insufficient financing

The Company may need to secure additional capital through loans or other forms of capital, to fund future construction of mining facilities for projects such as the Côté Gold project in Canada, Boto project in Senegal, and the Saramacca project in Suriname. The Company may also require funds for exploration and development of the Company’s properties, such as Siribaya, Diakha and Pitangui and continuing exploration projects that may require substantial capital expenditures. In addition, a portion of the Company’s activities may be directed to the search and exploration for new mineral deposits and their development.

The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects.

The Company may be required to seek a continuation of the current financial arrangements with its lenders and/or seek additional financing to maintain its capital expenditures at planned levels. Financing may not be available when needed or, if available, may not be available on terms acceptable to the Company or the Company may be unable to find a partner for financing. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties.

In addition, there can be no certainty that the Company may be able to renew or replace its current credit facility or debt financing on similar or favourable terms to the Company prior to, or upon, its maturity.

Shareholder dilution

The adequacy of the Company’s capital structure is vital to its long term financial health. An inadequate capital structure may result in the Company having to accept external capital at higher prices or costs or hinder the Company’s ability to raise future funds. As such, the Company assesses the capital structure on an ongoing basis and adjusts it as necessary after taking into consideration the Company’s strategic plan, market and forecasted gold prices, the mining industry, general economic conditions, and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, issue new Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new debt, repay or refinance existing debt, and/or amend or renew its Credit Facility.

The constating documents of the Company allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the board of directors of the Company, in many cases, without the approval of shareholders. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into Common Shares or the effect, if any, that future issues and sales of the Common Shares will have on the market price of its Common Shares. Any transaction involving the issue of previously authorized but unissued Common Shares or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

Volatility of the Company’s securities

The Common Shares of the Company are listed on the TSX and the NYSE. The price of the Common Shares has been and may continue to be subject to large fluctuations which may result in losses to investors. The price of the Common Shares is highly affected by short-term changes in the price of gold, in the Company’s financial condition and results of operations and by global economic conditions and, generally, the market’s perception of the Company’s value, whether or not reflective of the intrinsic value of the Company or its future prospects. The Company’s share price may also be negatively impacted by the investor’s perception of an appropriate strategy for the Company that may not necessarily coincide with the strategy adopted by management as being in the best interests of the Company, including the Company’s execution of its strategic plans or its inability to execute and achieve its announced strategy. The Company has a concentration of earnings and cash flow generated from a single commodity and the outlook for the gold price is uncertain. This may impair the Company’s reputation and ability to raise capital. Given the current volatility in the gold price and the market’s changing perception of the Company’s value, the Company cannot predict their impact on its market capitalization.

Cost containment

The Company’s ongoing cost containment efforts may not achieve the intended objectives because of internal or external factors which, individually or combined, could cause declining margins. Further, the Company’s revenues are affected by the volatility in gold price. The combined effect of a sustained decline in the gold price with any failure to contain operating costs such as labour, energy, fuel, other consumables and increasing rock hardness, or any increase in royalties and taxation, would negatively impact the Company’s earnings and cash flow. Additionally, certain cost containment/reduction initiatives may not be sustainable over a longer period of time and the Company may face the risk of having to pursue other measures to achieve margin protection and efficiency improvements. In addition, in an increased gold price environment, it may be advantageous to mine and produce higher cost gold because of the expanded margin potential.

Capital allocation

From time to time, the Company may have limited financial resources available for investment because of insufficient internally generated funds and/or inaccessibility to capital markets. Accordingly, the Company must make choices amongst investment opportunities which it must rank by attractiveness and risk. There can be no assurances that such investment decisions will yield the intended returns and could limit future growth, profitability and liquidity.

Project risks

The ability of the Company to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Significant projects contemplated for the next few years include the Côté Gold project, Boto project, Saramacca project and Essakane CIL Debottlenecking project. However, some or all of these projects may not proceed and other projects may arise. Risks and unknowns inherent in all projects include, but are not limited to, the accuracy of reserve estimates; metallurgical recoveries; geotechnical and other technical assumptions; capital and operating costs of such projects; the future prices of the relevant minerals; and scoping of major projects including delays, aggressive schedules and unplanned events and conditions. The significant capital expenditures and long time period required to develop new mines or other projects are considerable and changes in costs and market conditions or unplanned events or construction schedules can affect project economics. Actual costs and economic returns may differ materially from the Company's estimates or the Company could fail or be delayed in obtaining the governmental approvals necessary for execution of a project, in which case, the project may not proceed either on its original timing or at all. The Company may be unable to develop projects that demonstrate attractive economic feasibility at low gold prices.

The number of projects in the future may outweigh the Company’s capital, financial and staffing capacity restricting the ability to concurrently execute multiple projects and adversely affecting the potential timing of when those projects can be put into production. The inability to execute adequate governance over developmental projects can also have a major negative impact on project development activities.

Indebtedness and restrictive covenants of the Company’s debt instruments

The Company’s level of indebtedness could adversely affect the Company, including making it more difficult to satisfy obligations with respect to the 2017 Senior Notes and other debt; limiting the ability of the Company to obtain additional financing to fund future working capital, capital expenditures, acquisitions, or other general corporate requirements; requiring the Company to divest assets; requiring a substantial portion of cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, and other general corporate purposes; increasing the vulnerability to general adverse economic and industry conditions; exposing the Company to the risk of increased interest rates as borrowings under the 2017 Credit Facility are at variable rates of interest; limiting the flexibility in planning for and reacting to changes in the industry in which the Company competes; placing the Company at a disadvantage compared to other, less leveraged competitors who may be able to take advantage of opportunities that the Company’s indebtedness would prevent it from pursuing; and increasing the cost of borrowing. Additionally, the indenture governing the 2017 Senior Notes and the 2017 Credit Facility agreement contain restrictive covenants that limit the Company’s ability to engage in activities that may be in its long-term best interest.

In addition, the amount of the Company’s debt/leverage may exceed its ability to service or repay the 2017 Senior Notes. The Company expects to obtain the funds to pay its expenses and to pay the principal and interest on its debt by utilizing cash flow from operations. The Company’s ability to make scheduled payments on the 2017 Senior Notes also depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions beyond its control, including fluctuations in the gold price. Sustained falling gold prices may result in the deterioration of free cash flow generation. The Company cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on its debt and meet other obligations, including under the 2017 Senior Notes. There is a possibility that the Company may need to access the 2017 Credit Facility to provide the required funding to repay the 2017 Senior Notes.

Credit facility defaults

The 2017 Credit Facility places certain limits on the Company, such as, on the Company's ability to incur additional indebtedness, enter into derivative transactions, make investments in a business, carry on business unrelated to mining, dispose of the Company's material assets or, in certain circumstances, pay dividends. Further, the 2017 Credit Facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the 2017 Credit Facility. As at February 19, 2019, approximately $0.4 million, in the form of letters of credit, were drawn against the 2017 Credit Facility. Depending on its cash position and cash requirements, the Company may draw on the 2017 Credit Facility to fund, among other things, part of the capital expenditures required in connection with its current development projects. If an event of default under the 2017 Credit Facility occurs, the Company would be unable to draw down further on the 2017 Credit Facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the 2017 Credit Facility may also give rise to an event of default under existing and future debt/financing agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements. Such a default may allow the creditors to accelerate repayment of the related debt/financing and may result in the acceleration of any other debt/financing containing a cross-acceleration or cross-default provision which applies. In addition, an event of default under the Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if the Company were unable to repay any amounts due and payable under the 2017 Credit Facility, those lenders could proceed against the security securing such indebtedness. In the event the Company’s lenders or noteholders accelerate the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay that indebtedness. Creditors could enforce or foreclose against the collateral securing its obligations and the Company could be forced into bankruptcy, receivership or liquidation.

As a result of these restrictions, the Company may be:

  limited in how it conducts its business;
  unable to raise additional debt or equity financing to operate during general economic or business downturns; or
  unable to compete effectively or to take advantage of new business opportunities

These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Credit rating downgrade

The Company and the 2017 Senior Notes have non-investment grade ratings, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant.

Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for the Company to obtain additional debt financing.

Inadequate controls over financial reporting

The Company assessed and tested, for its 2018 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting and an attestation report by the Company's independent auditors addressing the effectiveness of the Company’s internal control over financial reporting. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved control(s), or difficulties encountered in their implementation could harm the Company's operating results or cause it to fail to meet its reporting obligations.

No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. Accordingly, the Company’s management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud. In addition, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

Public company obligations

As a publicly traded company, listed on senior stock exchanges in Canada and the United States, the Company is subject to numerous laws, including, without limitation, corporate, securities and environmental laws, compliance with which is both very time consuming and costly. The failure to comply with any of these laws, individually or in the aggregate, could have a material adverse effect on the Company, which could cause a significant decline in the Company’s stock price. The number of laws that the Company and its local operations must comply within a number of continents and jurisdictions increases the risks of non-compliance.

Furthermore, laws applicable to the Company constantly change and the Company’s continued compliance with changing requirements is both very time consuming and costly. Adding to the significant costs of compliance with laws is the Company’s desire to meet a high standard of corporate governance. The Company’s continued efforts to comply with numerous changing laws and adhere to a high standard of corporate governance have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Asset valuations

The Company tests the valuation of its property, plant and equipment and exploration and evaluation assets when indications of potential impairment or reversal of a previously recognized impairment are identified.

Management’s assumptions and estimates of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control. Therefore, it is reasonably possible that changes could occur with evolving economic and market conditions, which may affect the fair value of the Company’s property, plant and equipment and exploration and evaluation assets resulting in either an impairment charge or reversal of impairment.

If the Company fails to achieve its valuation assumptions or if any of its property, plant and equipment, exploration and evaluation assets or cash generating units have experienced a decline in fair value, an impairment charge may be required to be recorded, causing a reduction in the Company's earnings.

Conversely, if there are observable indicators that any of its property, plant and equipment, exploration and evaluation assets or cash generating units have experienced an increase in fair value, a reversal of a prior impairment may be required to be recorded, causing an increase in the Company’s earnings. As at December 31, 2018 there are no prior impairments of exploration and evaluation assets which are subject to potential reversal.

Interest rates

The Company’s financial results are affected by movements in interest rates. Interest payments under the 2017 Credit Facility and the 2018 Amendment are subject to fluctuation based on changes to specified interest rates. A copy of the credit agreement in connection with the 2017 Credit Facility and Amendment are available under the Company's profile on SEDAR at www.sedar.com.

Taxes and tax audits

The Company is subject to various taxes, including VAT in several jurisdictions that is recovered in the normal course of business. Complex local legislation and compliance obligations that vary widely by jurisdiction add to the complexity of receiving claims and increase the risk of disagreement with local governments about their validity or timely receipt of credits and refunds.

To provide a reasonable measure of protection against unforeseen changes to tax laws that apply to mining projects, stability agreements are in place with the governments of Burkina Faso, Mali and Suriname. The Company's interpretations of the stability agreement and the tax laws may not be the same as those of the regulatory authorities. Consequently, challenges to the Company’s interpretations of the stability agreement and the tax laws by regulatory authorities, in addition to changes to tax laws, could result in significant additional taxes, penalties and interest.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest and penalties, which would negatively affect the Company’s financial condition and operating results. Changes in tax rules and regulations or in the interpretation of tax rules and regulations by the courts or the tax authorities may also have a substantial negative impact on the Company’s business.

The Company periodically issues flow-through shares in respect of development and exploration expenditures. To be effective, such flow-through share issuances must comply with Canadian legislated tax requirements within specified time frames. In the event that the Company fails to comply with such legislated requirements, the Company may be subject to tax penalties and also may be obligated to compensate the purchasers of such flow-through shares for foregone tax benefits related to those shares.

Currency fluctuations

Currency fluctuations may affect the earnings and cash flows from the Company’s operations since gold is generally sold on the world market in U.S. dollars but the costs of the Company are incurred principally in non-U.S. dollars (Canadian dollars, euros, CFA francs and Surinamese dollars). Appreciation of currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. While CFA francs currently have a fixed exchange rate to the euro and the currency is currently convertible into Canadian and U.S. dollars, it may not always have a fixed exchange rate which may be changed to a floating rate and the fixed exchange rate may be reset by the governing bodies.

Derivatives

The Company regularly employs derivative financial instruments as a hedge in respect of input costs such as fuel/oil and currencies. The Company has also employed derivative financial instruments as part of a forward gold sale arrangement in which the Company will deliver physical gold to counterparties and hedge the price of gold. Derivative instruments are generally used to manage the risks associated with, among other things, changes in fuel/oil prices and foreign currency exchange rates. Where the Company holds such derivative positions, the Company will deliver into such arrangements in the prescribed manner. The use of derivative instruments involves certain inherent risks including:

a)	credit risk – the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into such transactions;

b)

market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and

c)

price/valuation risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring a realized or unrealized (mark-to-market) loss in respect of such derivative products.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in legal disputes or matters with other parties, including governments and their agencies, regulators and members of the Company’s own workforce, which may result in litigation. The causes of potential litigation cannot be known and may arise from, among other things, business activities, employment matters, including compensation issues, environmental, health and safety laws and regulations, tax matters, volatility in the Company’s stock price, failure to comply with disclosure obligations or the presence of illegal miners or labour disruptions at its mine sites. Regulatory and government agencies may initiate investigations relating to the enforcement of applicable laws or regulations and the Company may incur expenses in defending them and be subject to fines or penalties in case of any violation, and could face damage to its reputation in the case of recurring workplace incidents resulting in an injury or fatality for which the Company is found responsible. The results and costs of litigation and investigations cannot be predicted with certainty. If the Company is unable to resolve these disputes or matters favourably, this may have a material adverse impact on the Company's financial performance, cash flows and results of operations.

In the event of a dispute or matter involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or agencies or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company's ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments or decisions from foreign courts or agencies could have an adverse effect on its cash flows, earnings, results of operations and financial condition.

For disputes with governments involving the foreign operations of the Company that are not subject to the exclusive jurisdiction of foreign courts, the Company may attempt to resolve these through arbitration in another county and such arbitration proceedings may be costly and protracted, which may have an adverse effect on the Company’s financial condition.

Cash management in foreign subsidiaries

The Company conducts its operations through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation, IAMGOLD Corporation, and its subsidiary entities as well as requirements by local governments to sell gold bullion to local central banks could restrict the Company’s ability to fund its operations effectively. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation, stock price and ability to service or repay its indebtedness.

Sensitivity to General Economic Conditions

The Company’s business is influenced by a variety of global and country-specific economic and business conditions (including inflation, interest rates, exchange rates and access to debt and capital markets), as well as by monetary and regulatory policies. Deterioration in domestic or global economic conditions, including the imposition of trade tariffs, increase in interest rates or a decrease in consumer demand and/or a decrease in investment demand, could have an adverse impact on the Company’s financial performance and condition, cash flows and growth prospects.

Cryptocurrencies

Cryptocurrencies and other block-chain-based mediums of exchanges (digital currencies) are becoming more integrated with the global economy and have the potential to become a means of storing wealth outside of conventional financial markets. These digital currencies may offer a compelling alternative to financial instruments exchangeable for government-issued currencies because they are held and traded on a decentralized network of computers, often beyond the control of individual governments or companies. Since gold serves a substantially similar wealth-storing function, the growing acceptance and popularity of cryptocurrencies and other block-chain-based mediums of exchanges may have an adverse effect on the market for gold and put significant downward pressure on gold prices.

Operational Risks

Mineral Reserves and Mineral Resources

Mineral reserves and mineral resources are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and requires judgmental interpretations of geology, structure, grade distributions and trends, and other factors. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

SEC Industry Guide 7 does not permit mining companies to disclose estimates other than mineral reserves in their filings with the SEC. However, because the Company prepares its Annual Information Form, and other continuous disclosure documents, in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability. It cannot be assumed that all or any part of the Company’s mineral resources will be converted into reserves.

Market price fluctuations of gold as well as increased production and capital costs, reduced recovery rates or technical, economic, regulatory or other factors may render the Company’s proven and probable reserves unprofitable to develop or continue to exploit at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Successful extraction requires safe and efficient mining and processing. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore types, may cause mineral reserves to become uneconomic or the Company to be unprofitable in any particular reporting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its mineral reserves and resources, which could have a negative impact on the Company’s financial results. Failure to adequately allocate resources at a pace equal to, or better than mine depletion will also impact the estimates. Failure to obtain or maintain necessary permits or government approvals, or revocation of or regulatory changes affecting necessary permits or government approvals, or environmental concerns could also cause the Company to reduce its mineral reserves. There is also no assurance that the Company will achieve indicated levels of gold recovery or obtain the prices for gold production assumed in determining the amount of such reserves. Anticipated levels of production may be impacted by numerous factors, including, but not limited to, mining conditions, labour availability and relations, weather, seismic events, civil disturbances and supply shortages.

Life of mine plans

The life of mine estimates for each of the material properties of the Company are based on a number of factors and assumptions and may prove to be incorrect. In addition, life of mine plans, by design, may have declining grade profiles and increasing rock hardness over time and mine life could be shortened if the Company increases production, experiences increased production costs or if the price of gold declines significantly. Reserves at operating sites can be replaced by upgrading existing resources to mineral reserves generally by the completion of additional drilling and/or development to improve the estimate confidence and by demonstrating their economic viability, by expanding known deposits, by locating new deposits, or by making acquisitions. Substantial expenditures are required to delineate resources and ultimately establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by resource conversions, expansions, discoveries, or acquisitions. The Westwood mine, in particular, has a relatively low quantity of proven and probable reserves compared to a relatively large quantity of inferred resources. Due to the nature and depth of the deposit, it will take many years to effectively access various sections of the ore body in order to carry out sufficient drilling to convert inferred resources to indicated and measured resources and, after economic assessment, into proven and probable reserves. The current life of mine business plan for the Westwood mine assumes that the inferred resources will be converted into proven or probable reserves on an ongoing basis and be mined and processed. For the reasons outlined above, there is a risk that some or all of the inferred resources at the Westwood mine may not be converted to proven or probable reserves to be mined and processed.

Operational Effectiveness

Due to the environment the Company operates in, there is a risk the established production targets may not be met. Factors include difficult ground conditions (rock bursting environment), difficulty retaining experienced and skilled workforce and problems with mine design, defective equipment and improper use of specialized equipment.

Mine closure

In the event of a sustained decline of the gold price and declining revenues, the Company may consider putting operation(s) on temporary care and maintenance whereby the Company would cease production, but keep the site in a condition to possibly reopen it at a later date. Additionally, closure may materialize earlier than planned to reflect market conditions. An unplanned catastrophic event such as underground seismic activity, pit slope failure, a major tailings breach or other event could occur and cause a temporary or permanent mine closure. Ultimately, closure will eventually occur at all mines due to depletion of the resource. Closure costs may not be fully known for a period of time. Closure plans and site rehabilitation plans may be incomplete, inaccurately estimated, and/or not fully documented.

Coarse gold

Mineral reserve and mineral resource calculations for the gold operations may be over/under estimated as a result of the presence of coarse gold.

Some of the ore bodies at the Company’s gold mines contain coarse gold with particles up to five millimetres in diameter. Attempts have been made to ensure that the grade samples used to determine mineral reserves and mineral resources are representative by using appropriate sample preparation and analytical techniques as part of comprehensive QA/QC programs. Additionally, the grade estimation methods used are designed to reduce and/or limit the impact of localized high grade assays. The actual grade of the deposits could be lower or higher than predicted by the grade models developed.

Consumables

The profitability of the Company's business is affected by the market prices and availability or shortages of commodities which are consumed or otherwise used in connection with the Company's operations and projects, such as diesel fuel and heavy fuel oil at the Essakane, Rosebel and Sadiola mines; electricity at the Rosebel, Westwood and Sadiola mines; and steel, concrete, grinding media, equipment spare parts, explosives and cyanide at all operations. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the Company's control. Operations consume significant amounts of energy and are dependent on suppliers or governments to meet these energy needs and to allow declines in oil prices to filter through to the Company. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials such as equipment, steel and concrete may affect the timing and cost of the Company's projects. If the costs of certain commodities consumed or otherwise used in connection with the Company's operations and projects were to increase significantly, and remain at such levels for a sustained period of time, the Company may determine that it is not economically feasible to continue commercial production at some or all of the Company's operations or the development of some or all of the Company's current projects, which could have a material adverse impact on the Company. Costs at any particular mining location are also subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to changes in the estimated physical shape and location of the ore body or due to operational or processing changes. A material increase in costs at any significant location could have a significant effect on the Company’s capital expenditures, production schedules, profitability and operating cash flow.

Production costs

The Company’s production and cost estimates depend on many factors outside the Company’s control and may vary from actual production and costs, which could have an adverse impact on the Company’s financial results.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions and seismic events, and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors such as productivity rates, changing strip ratios, ore grade metallurgy, labour costs, the cost of supplies and services, general inflationary pressures and currency exchange rates.

Equipment malfunctions

The Company’s various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential complete write-off of damaged units, or delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging if not replaced, or through inappropriate use or misuse, or improper storage conditions may become obsolete. Any one of these factors, or other factors could adversely impact the Company’s operations, profitability and financial results.

Legislative changes

The Company’s mining, processing, development and mineral exploration activities are subject to various laws regulating prospecting, development, production, labour, health and safety, the environment, land titles and claims of indigenous people, mining practices, taxation, water use and other matters. Any changes to existing laws and regulations or the manner in which they are enforced could have a material adverse impact on the Company’s financial condition and/or results of operations. The Company participates in a number of industry associations to monitor changing legislation and quantify the impact of the changes in legislation and seeks to maintain a good dialogue with governmental authorities in that respect. However, the Company is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures or result in reduced revenues and could prevent, delay or prohibit certain operations of the Company.

In addition, changes to laws regarding mining royalties or taxes, or other elements of a country’s fiscal regime, including the introduction of new taxes pertaining to water use and local community development, may adversely affect the Company’s results of operation and financial condition. The tax regimes in certain countries in which the Company operates may be subject to differing interpretations and the Company’s interpretation of taxation law, as applied to its transactions and activities, may not coincide with that of tax authorities in a given jurisdiction. As a result, certain transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, in certain jurisdictions, the Company may be required to pay refundable VAT on certain purchases and there can be no assurance that the Company will be able to collect all, or any, of the amount of VAT refunds which are owed to the Company.

Strategic plans

The Company maintains a dynamic strategic planning process that involves the development of strategic plans that include defining long term objectives and developing strategies designed to achieve those objectives. These plans are regularly reviewed and updated as current or prospective external and internal conditions change. The strategic plans are based upon certain assumptions around key variables that can directly impact the validity of the strategy and the achievement of planned results. Given that unforeseen changes in conditions can occur at any time resulting in the underlying assumptions becoming invalid, there can be no assurance that the Company’s strategic planning process will be completely effective in developing a strategic plan that addresses changing conditions and could result in a material adverse effect on the Company's business, financial condition and/or results of operations. Additionally, the Company may not have sufficient human or capital resources, organization, systems or processes in place to be able to execute its strategic plans in a timely or efficient manner, which could result in a failure to execute such plans, and this could also result in a material adverse effect on the Company’s business, financial condition and/or results of operations.

Attraction and Retention of Key employees

The Company’s ability to effectively manage its corporate, exploration and operations teams depends in large part on the Company’s ability to attract, develop and retain the best talent in key roles and as senior leaders within the organization. This may be challenging to sustain and align with its strategic planning objectives of operational excellence for current mines and growth, especially in locations experiencing political or civil unrest and increasing levels of security threat and terrorism. The success of the Company also depends on the technical expertise of its professional employees. The Company faces increased competition for qualified management, professionals, executives and skilled personnel from other companies. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in attracting and retaining senior leaders, qualified management and technical talent with the necessary skills and experience to manage its current needs. The length of time required to recruit key personnel and fill a position may be longer than anticipated.

The increased difficulties to attract, develop and retain capable leaders and key management and technical professionals as well as qualified talent to manage the existing operations and projects effectively could have a material adverse effect on the Company's business, financial condition and/or operational results.

The Company faces an ageing workforce which may impact productivity and operational experience.

The Company is dependent on a relatively small number of key management personnel. Accordingly, the loss of one or more management staff could have an adverse effect on the Company. While the Company has succession plans in place for the board of directors and senior leadership positions including the chief executive officer and other key roles, in the event of a loss of one or more individuals, there may be challenges to replace these personnel in a timely manner internally and/or externally.

Labour disruptions

The Company is dependent on its workforce to extract and process minerals. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour disruptions at any of the Company's material properties could have a material adverse impact on its business, results of operations and financial condition. A number of the Company’s employees are represented by labour unions under various collective labour agreements. In addition, existing or new labour agreements may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition and also result from negotiations with respect to new labour agreements that are not successful.

Political and legal risks

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including political instability; civil disturbance risks; changes in laws or policies of particular countries including changes to existing mining codes, including those relating to royalties, duties, imports, exports and currency; the cancellation or renegotiation of contracts; the imposition of royalties, net profits payments, new taxes, tax increases or other claims by government entities, including retroactive claims; a disregard for due process and the rule of law by local courts; the risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities. Any political and/or country disturbances can have a material impact on the operations.

Threats or instability in a country caused by political events including elections, change in government, changes in personnel or legislative bodies, foreign relations or military control present serious political and social risk and instability causing interruptions to the flow of business negotiations and influencing relationships with government officials. Changes in policy or law may negatively impact operations and revenues. The risks include increased “unpaid” state participation, higher energy costs, higher taxation levels and potential expropriation. There is increasing regional and external pressure for higher levels of taxation.

Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate the Company, compliance with applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act and the Canadian Corruption of Foreign Public Officials Act, by virtue of the Company operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Company’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its code of conduct and applicable regulatory requirements.

There is also the risk of increased disclosure requirements, such as the Extractive Sector Transparency Measures Act (“ESTMA”); currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold or on the import, for further gold processing, of by-products from the gold extraction process having residual gold content; limitations on the repatriation of earnings or on the Company’s ability to assist in minimizing its expatriate workforce’s exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contractual rights or the seizure of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company's financial position and/or results of operations. In addition, the enforcement by the Company of its legal rights in foreign countries, including rights to exploit its properties or utilize its permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

The Company also currently conducts mining, development and exploration activities in countries with developing economies. It is difficult to predict the future political, social and economic direction of the countries in which the Company operates, and the impact that government decisions may have on its business. Any political or economic instability in the countries in which the Company currently operates could have a material and adverse effect on its business and results of operations.

Operations in Burkina Faso, Mali and Suriname are governed by mineral agreements with local governments that establish the terms and conditions under which the Company's affairs are conducted. These agreements are subject to international arbitration and cover a number of items, including the duration and renewal terms of exploration permits and mining licenses/operating permits; supply and repayment of funds for capital investments; the right to export production; distribution of dividends; shareholder rights and obligations for the Company, joint venture partners, and the government in respect of their ownership; labour matters; the right to hold funds in foreign bank accounts and in foreign currencies; taxation rates; and the right to repatriate capital and profits.

While the governments of most of the countries in which the Company operates have modernized or are in the process of modernizing their mining regimes and are generally considered by the Company to be mining friendly, no assurances can be provided that this will continue in the future. The economies and political systems of Burkina Faso, Mali and Suriname should be considered to be less predictable than in countries such as Canada and the United States.

It is possible that a current or future government may adopt substantially different policies or take arbitrary action which might halt exploration or production, nationalize assets or cancel contracts and/or mining and exploration rights and/or make changes in taxation any of which could have a material and adverse effect on the Company's future cash flows, earnings, results of operations and/or financial condition.

Security risks

The Company has operations in foreign countries which may present security risks such as civil unrest, war or terrorism. The Company may be exposed to situations or persons that may pose security threats to personnel and facilities. Loss of life, intellectual property, physical assets and reputation can have a devastating impact on the business and the workforce.

There has been an increase of terrorist incidents and activities around the world, including in the Sahel area in Africa, in which the Company’s Essakane mine is located. Jihadist activities in Burkina Faso and Mali have increased, presenting a serious security risk to the Company’s Burkinabe and Malian operations and its personnel. The proximity to other volatile regions increases this threat, in combination with porous borders. In addition, the Essakane mine is a visible and valuable target to a terrorist organization due to the presence of a high number of expatriates.

Acquisitions and divestitures

The Company may pursue the acquisition or disposition of producing, development or advanced or early stage exploration properties and companies. The search for attractive acquisition opportunities and dispositions of existing assets and the completion of suitable transactions are time consuming and expensive, and may be unsuccessful. The Company's success in its acquisition and disposition activities depends on its ability to identify suitable candidates, negotiate acceptable terms for any such transaction, obtain necessary regulatory approvals and integrate the acquired operations successfully with those of the Company. Any acquisition or disposition that the Company may choose to complete may be of a significant size, may change the scale of the Company's business and operations and may expose the Company or increase its exposure to new or existing geographic, political, operational, financial and geological risks. For example, there may be a significant change in commodity prices after the Company has committed to complete an acquisition and established the purchase price or share exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies, maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company's ongoing business and its relationships with employees, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or dispositions. Dispositions of assets may result in a reduction of the Company’s consolidated mineral reserves and mineral resources.

Health risks

The Company is exposed to pandemics like malaria and other diseases, such as dengue, chikungunya, Zika, Ebola and other flu like viruses (e.g. avian, swine). Such pandemics and diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Africa and in South America and is a major healthcare challenge for the Company.

In addition, unsafe work conditions including ground instability and ground support deterioration, faulty equipment, transportation of personnel or insufficient worker training may expose personnel to potentially serious occupational and workplace accidents causing injuries and/or potential fatalities while working at, or travelling to or from, an operating mine. Defective electrical wires or the short circuit of equipment may cause a major fire at the Westwood mine. In addition, with the development of the underground Westwood mine, personnel are exposed to heat stress due to the increases in temperature at deeper levels which may result in heatstroke and loss of productivity. The Company’s employees are also exposed to chemical, biological and physical agents that may result in occupational illnesses, including, but not limited to, Raynaud’s disease, exposure to arsenic or respiratory ailments, cancers and hearing loss.

There can be no assurance that the Company will not lose members of its workforce or see its workforce productivity reduced or incur increased medical costs/insurance premiums as a result of these health risks, which could have a material and adverse effect on the Company's future cash flows, earnings, results of operations and financial condition.

Environmental and health and safety issues

The Company's mining and processing operations and exploration activities are subject to extensive laws and regulations, including, but not limited to, those governing the protection and rehabilitation or remediation of the environment, exploration, mine development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, relations with neighbouring communities, protection of endangered and other special status species and other matters.

A major spill or failure of the tailings facilities may cause damage to the environment and the surrounding communities. Poor design or poor maintenance of the tailings dam structures or improper management of site water may contribute to dam failure or tailings release and could also result in damage or injury. Failure to comply with applicable environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations, or financial condition. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings dam. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a lengthy clean-up.

Despite all measures undertaken by the Company on its own accord and/or in implementing recommendations from external reviews, which include the application of high operating standards and proactive governance and oversight measures, including engagement of third party specialists, the Company may be liable to third parties for exposure through contamination, emissions and hazardous materials. The costs associated with such liabilities can be substantial and the payment of such liabilities could have a material adverse effect on the Company’s ongoing operations. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company may be required to suspend operations temporarily or permanently.

Cyanide is used in the gold leaching process, which makes emissions, effluents and waste a key issue for the Company. The measures taken to prevent and mitigate the potential environmental harm caused by the Company’s use of cyanide, including corrective action taken to address the detection of cyanide and other metals in the groundwater near the mine, and any additional measures required to address effluent compliance, fines and costs and/or the effluent quality at any location may have a negative impact on the Company’s financial condition and/or results of operations.

In certain countries in which the Company has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the Company's obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds, letters of credit or other forms of financial assurances are required as security for these reclamation activities. The Company may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions the Company has made for such reclamation activities. In addition, the unknown nature of possible, future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on the Company's financial condition, liquidity or results of operations.

Failure of the hydrostatic plug at the Westwood mine

With the closure of the Doyon mine, a hydrostatic plug was built and installed to separate the underground workings of the Doyon and Westwood mines permanently and completely and allow disposal of the Westwood mine tailings in the Doyon pit. It is possible that over time, the plug might deteriorate or there might be some fracture of the rock mass which may damage the hydrostatic plug and cause it to fail resulting in flooding of the Westwood mine and unwanted discharge and contamination. If such an event were to occur, it may have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

Permitting

The operations and exploration and development projects of the Company require licenses and permits from various governmental authorities to exploit and expand its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs or failure to obtain such licenses or permits associated with the permitting process could delay or prevent the development of the Côté Gold, Saramacca, Boto or other development project or impede the operation of a mine, which could adversely impact the Company's operations, profitability and financial results.

The licenses and permits described above are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocation of permits and licenses, and other penalties. There can be no assurance that the Company has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the Company has all required licenses and permits in connection with its operations. The Company may be unable, on a timely basis, to obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, maintain the operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

The Company's ability to obtain and maintain required permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company's activities or those of other resource companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations.

Land title

The validity of exploration, development and mining interests and the underlying mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure held by the Company, which fundamentally constitute the Company’s property holdings, can be uncertain and may be contested and the Company's properties are subject to various encumbrances, including royalties. The loss of any such exploration, development, mining or property interests, individually or in the aggregate, could have a material adverse effect on the Company, which could cause a significant decline in the trading price of the Common Shares.

The acquisition of an interest in mineral properties is a very detailed and time consuming process, and the Company's interest in its properties may be affected by prior unregistered encumbrances, agreements or transfers, or undetected defects. Several of the Company's claims, leases, licenses, permits or authorizations will need to be renewed and on renewal, if renewed, the claim, lease, license, permit or authorization may cover a smaller area. There is a risk that the Company may not have free and clear or good and marketable title to all of its property interests, or that they may be subject to challenge or impugned in the future. Although the Company has attempted to acquire satisfactory interests in its properties, some risk exists that some interests, particularly interests to exploration and undeveloped properties, may be defective. A successful challenge to the Company's interests in its properties could result in the Company being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material adverse effect on the Company. Assuming the Company has good and marketable title to its immediate operating interests, in order to operate efficiently, the Company may further need to acquire additional interests, such as surface rights, easements or rights of way, which may encroach on the title to property of third parties. There is no guarantee that such further interests, easements or rights of way necessary for the Company’s operations may be acquired by the Company and the failure to acquire the same, or to acquire the same in a timely fashion, may materially impede the Company’s operations or development projects, which could have a material adverse effect on the Company and which could cause a significant decline in the trading price of the Common Shares.

Failure by the Company to meet its payment and other obligations pursuant to laws governing its mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure could result in the loss of its material property interests which could have a material adverse effect on the Company and which could cause a significant decline in the trading price of the Common Shares.

Competitors

The Company competes with other mining companies and individuals, including competitors with greater financial, technical or other resources, for mining interests on attractive exploration properties and the acquisition of mining assets. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or of even making such acquisitions on terms acceptable to the Company. There can be no assurance that the Company will be able to compete successfully with its competitors in acquiring such properties and assets.

Force majeure

The Company's business is subject to a number of risks and hazards generally, including, without limitation, adverse environmental conditions and hazards, unavailability of materials and equipment, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, pit wall failures, rock bursts, rock falls, landslides, cave-ins, deterioration of the surrounding ground, dam failures, floods, fire, seismic activity, earthquakes, unanticipated site conditions, changes in the regulatory environment, industrial accidents, including those involving personal injuries and/or fatalities, labour force disruptions or disputes, gold bullion losses due to natural disasters or theft and other natural or human-provoked incidents that could affect the mining of ore and the Company’s mining operations and development projects, most of which are beyond the Company's control, and many of which are not economically insurable. In addition, the Company has encountered other natural phenomena such as severe weather conditions which include considerable rainfall at the Rosebel and Sadiola mines or drought, water shortages or sand storms at the Essakane mine. These risks and hazards could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

As a result, production could fall below historic or estimated levels and the Company may incur significant costs or experience significant delays that could have a material adverse effect on the Company's financial performance, liquidity and results of operations.

Geotechnical

Mining, by its very nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses (including induced stresses such as blasting), gravity, rock strength, rock structures (such as faults, joints, and bedding), groundwater pressures and other geomechanical factors. Underground workings, pit slopes, and other excavations may be subject to local or widespread geotechnical failure should the forces acting on the rock mass exceed the strength of that rock mass.

Additionally, excavated ore and waste may be deposited in dumps or stockpiles, or used in the construction of tailings dams and roads or other civil structures, which may be very large. These dumps, stockpiles and dams may also be subject to geotechnical failure due to over-steepening, seismically induced destabilization, water saturation, material degradation, settling, overtopping, foundation failure or other factors.

The Company employs internal geotechnical experts, external consultants and third party reviewers and auditors who use industry-standard engineering data gathering, analyses, techniques and processes to manage the geotechnical risks associated with the design and operation of a mine and the related civil structures. However, due to unforeseen situations and to the complexity of these rock masses and large rock and soil civil structures, geotechnical failures may still occur which could result in the temporary or permanent closure of all or part of a mining operation, injuries to mine personnel or others, and/or damage to mine infrastructure, equipment or facilities, which materially impacts mineral production and/or results in additional costs to recover from such geotechnical failures and the resulting damage.

The Westwood mine in Québec continues to experience seismic events which resulted in the temporary closure of some working areas, and subsequent rehabilitation and re-opening of the affected areas following extensive geotechnical evaluation and redesign. In September 2017, a localized strain burst occurred in an isolated development heading, which resulted in injuries to three workers and has resulted in modifications to the development sequence in some sectors of the mine.

The Company cannot guarantee that another severe seismic event or strain burst would not occur which could impact the development and progression of production due to deep mining, rock strength, variability of the rock mass and regional seismic activity.

Insurance and uninsured risks

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the Company's past insurance losses and records and general market conditions. Available insurance does not cover all of the potential risks associated with a mining company's operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, insurance coverage may not be available in the future or may not be adequate to cover any resulting loss, and the ability to claim under existing policies may be contested. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. As a result, the Company might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Joint ventures

The Company operates and develops certain of its properties and projects through joint ventures and is subject to the risks normally associated with the conduct of joint ventures.

Risks relating to joint ventures include reduced ability to exert control over strategic, tactical and operational decisions made in respect of such properties; disagreements with partners on when and how to develop mining projects and how to operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such joint venture partners to meet their obligations to the Company or to third parties, or any disputes with respect to the parties' respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company's financial condition and/or results of operations.

Non-controlled assets

Some of the Company's assets are controlled and managed by other companies or joint venture partners. Some of the Company's partners may have divergent business objectives and/or practices which may impact business and financial results. Management of the Company's joint venture assets may not comply with the Company's management and operating standards, controls and procedures (including with respect to health, safety and the environment). Failure to adopt equivalent standards, controls and procedures at these assets or improper management or ineffective policies, procedures or controls could not only adversely affect the value of the related non-managed assets and operations but could also lead to higher costs and reduced production and adversely impact the Company's results and reputation and future access to new assets.

The Sadiola mine has a limited number of options to continue operations as oxide ore is being depleted, which may lead to an early closure of the mine or put the operation on temporary care and maintenance. The delay or lack of approval of the SSP by the shareholders due to the failure to reach an agreement on extending the Mining Agreement with the Government of Mali has changed the economics of the SSP’s development in light of the current life of mine for the SSP. In addition, there may be insufficient availability and reliability of the grid power to supply the SSP and the electricity costs might be higher than planned. The SSP may become uneconomic and processing of stockpiled ore may cease in 2019, which will lead to a temporary suspension of activities or even an early closure of the mine. This will probably result in potential write-offs of assets for the Sadiola mine.

Infrastructure and water access

Certain operations of the Company are carried out in geographical areas both inside and outside Canada which lack adequate infrastructure and are subject to various other risk factors, including the availability of sufficient water supplies.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, community constraints, government intervention or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and/or results of operations.

The Company’s failure to obtain needed water permits, the loss of some or all of the Company’s water rights for any of its mines or shortages of water due to drought or loss of water permits could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities.

Community risk

Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or the conduct of artisanal and illegal mining at or near the mine sites. Certain of the material properties of the Company may be subject to the rights or asserted rights of various community stakeholders, including aboriginal and indigenous peoples, through legal challenges relating to ownership rights or rights to artisanal mining.

Threats to the security of the mines and its personnel due to artisanal mining, political unrest, civil wars or terrorist attacks may adversely impact the Company’s mining operations. Artisanal miners may make use of some or all of the Company's properties. The Company is exposed to artisanal and illegal mining activities in close proximity to its operations that may cause environmental issues and disruptions to its operations and relationships with governments and local communities. Existing legislation in Suriname is outdated with respect to the management of illegal miners and this, combined with lax enforcement of the current legislation, has a negative impact on the Company’s operations. It is difficult for the Company to control access to concessions due to the size of the Rosebel mine’s operations and the geographical characteristics and topography of the site. The Saramacca project may be exposed to similar challenges.

Similarly, the unstable political environment in Burkina Faso may lead to protests and potential destabilization of the country. This risk combined with security risks has resulted in increased costs for securing the Essakane mine site and protecting its workers and facilities. In addition, there are artisanal miners operating in the vicinity of the Essakane mine, which also presents challenges for the Company.

Engagement with indigenous peoples in Canada has recently become more contested in the wake of several decisions by the Supreme Court of Canada that have expanded First Nations’ rights and consultation requirements within the context of resource development. These decisions have heightened the risks for mining companies in Canada. Many First Nations communities have increased their advocacy with respect to claimed entitlements regarding resource development projects within their traditional territories. The Company is continuing its engagement activity with Mattagami First Nations and Flying Post First Nations as well as the Métis with respect to its proposed Côté Gold project in Ontario. In Québec, the Company has been approached by the Abitibiwinni First Nations regarding the Westwood mine and will be increasing its engagement with this First Nation community going forward.

Operations, development projects, or exploration activities could be impacted through access blockages, equipment or property damage, permitting delays or blockages, or other impediments as a result of community actions, actions by artisanal miners, or as a result of actions related to aboriginal or indigenous relationships, which may have a material negative impact on the Company.

Information systems security threats

The Company is reliant on the continuous and uninterrupted operation of its Information Technology (“IT”) systems. User access and security of all sites and corporate IT systems can be critical elements to the operations of the Company. Protection against cyber security incidents, cloud security and security of all of the Company’s IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, denial of access extortion, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or a failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs, which could materially impact the Company’s business or reputation.

Climate change

The Company acknowledges climate change and that the increased regulation of greenhouse gas emissions (such as carbon taxes) may adversely affect the Company’s operations, and related legislation is becoming more stringent. The effects of climate change or extreme weather events may cause prolonged disruption to operations and/or the delivery of essential commodities which could negatively affect production efficiency.

The Company makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective or that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Canada’s federal and provincial legislations impose mandatory greenhouse gas emissions reporting requirements. The Company’s Westwood mine is subject to a cap-and-trade regulation.

Innovation

With volatility in the price of gold and the Company’s focus on cost reductions and higher efficiencies, the Company has limited funds available for investment in innovation and new technology. The Company deals with particularly challenging environments both in the underground and open pit operations. While the Company has made progress in leveraging technology such as solar panels for energy and the use of electrical mobile equipment, the Company may not be able to keep pace with innovations affecting the mining industry and leverage technology that may further drive investment and growth.

Preliminary economic assessments of development projects

The Company internally and/or along with third party specialists conducts PEAs on greenfield and brownfield projects to evaluate the economic viability of the project and to identify any additional work necessary to complete more advanced mining studies. The results of the PEA represent forward-looking information and are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such information. Such information speaks only as of the date of the assessment report, and is based on a number of assumptions which are believed to be valid as of that date but which may prove to be incorrect in the future. The PEA is exploratory in nature and may include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. A PEA may show a positive financial return and can be used to support a decision to proceed to more advanced mining studies, however, there is no certainty that the PEA may be realized.

The analyses in a PEA are based on, among other things, royalty rates, mineral resources included in the mine plan, ore treated in the process plant, support from the projected infrastructure requirements, doré marketing assumptions, permitting, social and environmental regime considerations and capital and operating cost estimates.

Advanced project development studies

The Company internally and/or along with third party specialists conducts advanced project development studies, including PFS and FS to advance and demonstrate the economic viability of a project and to further refine the engineering designs, mine plans, ore body models, infrastructure and environmental requirements, capital and operating costs and financial models. The results of the advanced project development studies represent forward-looking information and are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such information. Such information speaks only as of the date of the assessment report, and is based on a number of assumptions which are believed to be valid as of that date but which may prove to be incorrect in the future. Advanced project development studies are intended to provide an increased level of analysis versus PEAs, however they are still only estimated to a relatively wide confidence interval and there is no certainty that the projected economic and production results may be realized.

Acquisition target

The current trend of consolidation within the industry, combined with the undervalued Common Shares, makes the Company an opportunistic acquisition target. Growing pressure from investors to consolidate the industry has also contributed to this risk.

Shareholder activism

Recently, there has been increased shareholder activism in the mining industry. Should an activist shareholder engage with the Company, it could cause disruption to its strategy, operations and leadership organization, resulting in a material unfavourable impact on the financial performance and longer term value creation strategy of the Company.

Industry concentration

The profitability of the Company is highly dependent on the overall condition and results of the mining industry as a whole. Adverse conditions that affect the entire industry may also have a negative impact on the Company’s ability to attain its strategic goals.

Item III Description of the Business

1.        Mining Activities - Canada

In Canada, the Company owns the Westwood mine in Québec and the Côté Gold project, a development project located in Ontario.

1.1      Doyon Division - Westwood Mine

Unless stated otherwise, the information in this section is based upon the technical report (the “Westwood Report”) entitled “Westwood Mine NI 43-101 Technical Report” as of December 31, 2016 prepared by Ronald G. Leber, Emilie Williams, Jérôme Girard and Daniel Vallières dated February 16, 2017”. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Westwood Report which is available for review on SEDAR at www.sedar.com.

i)        Property Description, Location and Access

The Westwood mine covers an area of 2 square kilometres (196.2 hectares) in the municipality of Preissac, in Bousquet Township, approximately 40 kilometres east of the town of Rouyn-Noranda, in the province of Québec, Canada. The Westwood mine is located entirely within the limits of the Doyon Division mining property, which covers an area of 28 square kilometres (2,875 hectares).

The Doyon Division mining property and the Westwood mine are held 100 per cent by IAMGOLD. There are no agreements, joint venture partners, or third party obligations attached to the Westwood mine. All the necessary permits were obtained to build all the required surface infrastructures and the mine is completely located within the surface leases.

The Doyon Division mining property consists of, among others, one mining lease for the Westwood mine. Three tailing surface leases (P.R. 999780, P.R. 999794 and P.R. 999803) are superimposed over parts of the property. The titleholder name of all the claims and leases is IAMGOLD Corporation at 100 per cent and all such claims are situated in Bousquet Township.

The property is located on Arthur Doyon Road, 4 kilometres east from the intersection of Mont-Brun Road and Arthur Doyon Road. There are presently two routes leading to this intersection:

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From the south, the intersection is accessible via the paved Provincial Road no. 117 which connects Rouyn-Noranda and Val-d’Or, then 1 kilometre towards the North via the secondary paved road leading to Mont-Brun and Aiguebelle National Park (Mont-Brun Road); and

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From the north, the intersection is accessible via the Mont-Brun Road, which connects to the paved Provincial Road no. 117 and the paved Regional Road no. 101 though the municipalities of Mont Brun, Cléricy and D’Alembert.

A number of roads were developed on the property to access the Westwood shaft site and other infrastructure.

Work requirements per mineral claim vary from $1,000 to $2,500 per two year period in general depending of its size and any excess of work credits may be applied for subsequent renewals. To accumulate credits on mineral claims, a technical report explaining exploration activities (type, time, location, costs, results, responsible persons and utilized contractors, contractor) must be filed with the Ministère de l’Énergie et des Ressources Naturelles as statutory work. This report should be registered within two years after the expenditures have been incurred.

A key permit was issued in March 2013 by the Québec Ministry of Sustainable Development, Environment, and Climatic Changes (“MDDELCC”), a depollution attestation. This permit, which is renewable every five years, identifies the environmental conditions that must be met by the Westwood mine when carrying out its activities.

ii)        History

Exploration in the area of the Westwood mine dates back to 1910. Since 1977 ownership changes resulted from privatization, take over or acquisition. In 1980, the Doyon mine was brought into production by Lac Minerals Ltd. (“Lac”), and Cambior subsequently acquired a 50 per cent interest in the Doyon mine. In 1999, Cambior became the sole owner of the Doyon mine when it acquired the remaining interest of Barrick Gold Corporation, which had acquired its interest pursuant to its acquisition of Lac. The Company acquired Cambior in November 2006.

In 2002, Cambior’s exploration team initiated geological compilation work that led to targeting the favourable Bousquet Formation at depth. A five-year exploration program followed, targeting the favourable Westwood corridor at depth.

The first resource estimation for the Westwood mine/project was performed by the IAMGOLD exploration division based in Val-d’Or, Québec in 2007. This triggered a scoping study in order to evaluate the economic potential of the project.

The first ingot from the Westwood mine was poured on March 27, 2013. The official commercial production of gold at the Westwood mine started in July 2014.

iii)        Geological Setting, Mineralization and Deposit Types

The Westwood mine is part of the Doyon-Bousquet-LaRonde (“DBL”) mining camp which is located within the Southern Volcanic Zone of the Abitibi subprovince.

The Westwood mine is located within the limits of the Doyon Division mining property which covers the Blake River Group (“BRG”) metavolcanic rocks and a part of the metasedimentary Cadillac and Kewagama Groups which are localized respectively to the south and north of the BRG. The Westwood deposit is hosted in a volcano-plutonic sequence composed of felsic hypabyssal volcanic rocks (Zone 2 corridor), mafic to intermediate volcanic rocks (North Corridor) and intermediate to felsic volcanic rocks (Westwood Corridor) marked by a chlorite-biotite-carbonate-garnet-amphibole distal alteration and a pervasive quartz-muscovite-sericite-pyrite proximal alteration.

All lithologies of the DBL mining camp have been affected by a north-south compression event, which resulted in a subvertical to steeply south dipping homoclinal volcanic sequence with an east-west schistosity. High-strain anastomosing east-west corridors are observed throughout the property, mainly at geological contacts and in intense alteration zones. Outside of these narrow corridors, primary volcanic textures are typically well preserved.

The Westwood deposit mineralisation consists of gold-sulphide vein-type mineralisation similar to zones 1 and 2 of the former Doyon mine which is located 2 kilometres west (Zone 2 ore zones) as well as gold-rich volcanogenic massive sulphide type semi-massive to massive sulphide lenses, veins and disseminations (Westwood and North corridors ore zones) similar to the Bousquet 1, Bousquet 2-Dumagami and LaRonde Penna deposits in the eastern part of the mining camp. All mineralised zones are sub-parallel to parallel to the stratigraphy (sub-vertical to steeply south dipping).

Five deposit styles are recognized in this camp: 1) gold-rich base metal massive sulphide lenses (LaRonde Penna, Bousquet 2-Dumagami and Westwood Corridor), 2) gold-rich vein stockworks and sulphide disseminations (Bousquet 1, North and Westwood corridors, and Ellison); 3) intrusion-related Au-Cu sulphide-rich vein systems (Doyon, Mooshla A, Zone 2), 4) shear-hosted Au-Cu-sulphide-rich veins (Mouska and MicMac) and 5) syn-deformation auriferous quartz-pyrite-tourmaline veins (Mooshla B).

iv)        Exploration

Exploration of the Westwood deposit was realized from both surface and sub-surface work since the 1930s.

In 2002, Cambior’s exploration team initiated compilation work based mainly on geological models that identified the Bousquet Formation upper member as a favourable target at depth where anomalous alteration patterns had been recognized. An important surface exploration program on the Doyon property was then initiated in 2002 and was very successful.

An underground exploration program, including 2.6 kilometres of drift development towards the east from the Doyon mine, was initiated in 2004 and ended in 2013. Since the beginning of exploration activities in the Westwood and Warrenmac areas in the 1930s, more than 829,000 metres of exploration, valuation and definition DD contributed to resource and reserve estimation. A wealth of geological information has been gathered from the exploration and scientific activities and continues to this day.

This data is used for deposit modelling and in the calculation of ore and waste tonnage, grade distribution and resource and reserve estimates. The Westwood deposit block model is updated at least once a year, as new information is obtained from underground development and DD work.

Recent scientific work has confirmed geochemical similarities between the host rocks of the main sulphide lenses at the LaRonde Penna mine and the rocks hosting the Westwood mineralised corridor. Consequently, there is excellent potential for gold-rich volcanogenic massive sulphide mineralisation to occur on the property.

Exploration activities targeting areas of potential resource expansions that were originally planned have been deferred to a later undetermined date. No exploration work has been done since September 2013.

v)        Drilling

Exploration and DD work began in the 1930s and 1940s in the Westwood areas.

By the fall of 2006, a definition/valuation drilling program was planned to target Zone 2 and North Corridor mineralisation (with a drilling pattern of 40 metre x 40 metre). By the end of 2007, the underground electrical capacity, on level 084, was increased to support more equipment. Current power installation is sufficient to feed more than ten drills.

In 2008, nine electric drills (six from underground and three from surface) were running simultaneously most of the time on the project. The valuation drilling program on Zone 2 confirmed the results and the opening of the vein on 084 level showed a better continuity than expected. Also, a significant intercept was obtained at a depth of 2.5 kilometres. Taking into account the time required and associated costs to drill at these depths, the IAMGOLD board of directors approved a ramp access to the Warrenmac Zone and the exploration shaft sinking to allow drilling at depth.

In 2009, exploration and valuation drilling was carried out with 11 electric drills (eight from underground and three from surface). Since 2010, drilling in all categories has been exclusively conducted from underground development with seven to eleven electric drills. Underground drilling was performed from levels 036, 060, 084, 104, 132, 140, 156, 180 and 192 and from the Warrenmac ramp. All underground drill holes on the Westwood occurrence were performed by Orbit Garant Drilling until the end of August 2013, by Boreal Drilling from September 2013 to August 2016 and by Machine Roger International from September 2016 onwards.

109,223 metres were drilled in 2018 and 65,000 metres of drilling is planned for 2019. This new data will contribute to an increased understanding of the mine potential and to upgrade inferred resource to the indicated and measured categories.

The 2018 drilling programs, from new access points, continued to increase the Company’s confidence in the mineralised zones in terms of continuity and grades. Good potential exists to find more resources on both sides of the Bousquet fault especially at depth and to the west of the three mineralised corridors (Zone 2, North Corridor and Westwood Corridor). On the eastern side, new mineralisation contours still require further definition and currently known zones remained open at depth.

The 2018 drilling program is based on valuation and definition work from existing and future drilling access platforms to validate the known structures in three mineralised corridors. No exploration work is expected in 2019. Approximately 68,000 metres of valuation and definition drilling is planned for 2019.

vi)        Sampling, Analysis and Data Verification

Sample lengths vary from 0.5 to 1.5 metres and average about 1 metre. All drill holes assay values are grouped into composites of length equal to the mineralised zone width after three dimensional modelling of each length has been completed. Zone width is generally constant and ranges between 2.4 metres and 3 metres.

Sample lengths were normalized to 1m and based on the log normal graphs, Zone 2 assays were capped to between 50 g/t and 150 g/t per metre and the North Corridor assays were capped to between 6 g/t and 60g/t per metre dependent on statistical analysis. The Westwood Corridor is mineralised over the entire width of the zone, compared to the previous horizons that consist of centimetre veins. Therefore, the assay grades were capped at 40 g/t Au in the Westwood Corridor, independent of the length of the assays.

Core samples are collected at the drill site and stored in closed wooden core boxes. They are delivered to the core shack facility on surface by the contractor and/or mine personnel where they are received by the mine geology core shack technicians.

The mine site is monitored by close-circuit video cameras and has a security guard posted at all times at the entrance.

All core logging and sampling takes place in the core-shack and drill holes are photographed prior to sampling.

While logging samples, the geologist selects and indicates sample intervals by marking the beginning and end of each sample interval on the core with coloured lines/arrows. The geologist places a sample tag at the end of each sample interval to be assayed for gold and indicates on the tag if assays for silver, copper, lead and zinc and/or a density test is being requested. The tags used for sampling consist of a unique numbered sequence of printed paper tags. The geologist also indicates if the interval should be sawn in half, in case half the core is to be kept for future reference or for acid generation and flotation tests. The rest of the core is discarded or kept for future reference depending on the density of drilling and the information required.

Following the logging of samples, technicians saw the core in half, if needed, and place half of the core and its sample tag in a plastic sample bag, or the whole core and its sample tag in a plastic sample bag identified with the sample number on the bag as the sample tag. The sample bag is put in a box, listed and then delivered to the laboratory along with a submittal sheet which indicate the type of analysis to be done on each sample.

Since December 1, 2016, assaying of core samples is performed exclusively by the external laboratory ALS Laboratories, located in Val-d’Or, Québec, which is situated 60 kilometres west of the property.

From time to time, samples are sent to Laboratoire Expert Inc. a laboratory located in Rouyn-Noranda, Québec when re-assays are required as per the QA/QC program.

For both laboratories, samples received are then validated against the submittal sheet so that laboratory technicians can verify that no sample is missing. The samples are then registered and stored as soon as possible.

Official written procedures are made available at ALS to ensure the consistency of sample preparation and assaying techniques. All assay results are manually recorded by a laboratory technician in a server database.

Samples are first sorted in numeric order and then placed in large pans and dried in an oven. Cooled samples are then submitted for gold and, when indicated, for base metals analyses.

The samples are first crushed in a jaw crusher to ¼ inch then crushed with a second jaw crusher to 70 per cent passing through 10 mesh. All crushers are cleaned with compressed air between each sample. Samples are then split in a Jones Divider. The divider is cleaned with compressed air between each sample.

The sample is pulverized to 85 per cent passing 200 mesh (pulp). The pulveriser is cleaned with compressed air between each sample and also with silica between each sample. The first sample of each batch is screened for percentage passing 200 mesh. Results are recorded on a QA/QC worksheet.

All samples are analyzed using the fire assay method.

In addition, the Company has a data verification program in place. Quality control procedures are done at two levels, the internal laboratory quality control procedures and the geological department quality control program in order to maintain the highest possible standard controls.

Both laboratories have their own written quality control procedures that are implemented at the respective laboratory.

The Westwood mine QA/QC program includes the systematic addition of blind samples sent to the laboratories in order to validate their accuracy and precision. The Westwood mine QA/QC program also includes the systematic cross-validation of the primary laboratory results by a second external laboratory. This is done by submitting a whole batch of reject or pulp duplicates to the primary laboratory and then by submitting the same duplicates to the second laboratory. Blanks are also inserted in order to check for possible contamination.

vii)        Mineral Processing and Metallurgical Testing

Metallurgical testing was performed prior to commissioning the Westwood mine. Testing was done on the three mineralized corridors: Zone 2, the North Corridor and the Westwood Corridor. The results were used to confirm the absence of obstacles to the project feasibility, to develop the process flowsheet of the plant and to estimate metallurgical operating parameters and costs.

There has been no additional metallurgical test work performed on the drill core since then. Following plant start-up, the metallurgical test work programs have focused on the optimization of plant performance.

viii)        Mineral Reserves and Resources

Information on mineral resources is provided in Section 4 of Item III below.

In the Westwood Report, a portion of the indicated resources were transferred into probable reserves and a portion of the measured resources were transferred into proven reserves at the end of December 2017. The mineral reserve was calculated using economic analyses for each zone according to the costs and parameters further specified in the Westwood Report. A minimum mining width of 2.4 metres is used. Mining dilution and mining recovery are included in the calculation; dilution values range from 20 per cent to 63 per cent while mining recovery is estimated at 95 per cent. A mill recovery of 93 per cent to 96 per cent is also assumed depending on geological corridor.

The Westwood mine mineral reserve as of December 31, 2018, totals 4,944,000 tonnes grading 7.6 g/t Au for 1,211,000 ounces.

Further information on mineral reserves and resources is provided in Section 4 of Item III below.

ix)        Mining Operations

Mine operations are scheduled on two 10-hour shifts per day, 7 days per week (development and production). Infrastructure currently allows mining to a depth of 2,000 metres, although mineralization continues at depth.

Development is classified as either deferred (infrastructure) development, including ramps, cross-cuts and ore passes, or current development. Most lateral development is mechanized, with jumbos, rockbolters, scissor-lifts and 3.5 cubic yard load, haul, dump (“LHD”) units. Dimensions for waste drifts are generally 4.1 metres high x 3.7 metres wide. Drift dimensions in the ore zone may vary locally according to the dip of the vein and the mining method selected: planned drifts dimensions are 3.8 metres wide x 3.7 metres high for long hole drifts. Trolley drifts have been developed with wheeled long-tom teams: other than Level 840 (originally an exploration drift), dimensions are 3.4 metres high x 3.1 metres wide.

Arched backs are required to assist with stability. Ground support varies significantly by type and orientation of the excavation: typical support may include mechanical rock bolts, resin rebar, friction bolts as well as mesh screen and straps.

Vertical development is mainly related to infrastructure development, including ventilation raises and ore/waste passes. Dimensions are typically 2.4 metres x 2.4 metres, although the main ventilation raise is 6 metres in diameter. Raise development is performed by contractors, including IAMRock (internal contractor) for Alimak and conventional raise and J.S. Redpath for raiseboring. Slot openings for long hole stopes are drilled with V-30 heads (0.76 m diameter) on Cubex production drills.

Long hole mining is the primary mining method used in the current mining panel. Forecasted dilution varies from 20 to 63 per cent according to the local thickness of the ore zone. A dilution database is used to estimate the dilution of similar areas. A dilution rate of 63 per cent is applied to stopes at the minimum mining width.

Long hole stopes are approximately 30 metres high and 13 metres in length. The minimum mining width is 2.4 metres wide. Depending on the thickness of the ore and geomechanical constraints, stope accesses may be either longitudinal, transverse, or hybrid. Sills of 4 metres are developed above and below each mining block (minimum width of 3.1 metres).

Stopes are generally drilled down from the upper level with 4 inch diameter holes. A drill pattern of 1.8 metre x 1.8 metre is planned. In the hole drills with V-30 heads are being used to open the slot raises. Stopes are being blasted with emulsion explosives and electronic detonators. LHD units (3.5 cubic yards) with remote capability will muck out the stope. Paste backfill is being poured in all stopes. A cure period of 10 days is required before mining any adjacent stope. Most stopes require cable bolts. A mobile equipment fleet of approximately 200 units is required to support production.

The Company’s outlook for 2019 for the Westwood mine is expected to range between 100,000 and 120,000 ounces of gold.

The following table indicates operating information for the Westwood mine for the last two years:

WESTWOOD MINE	2018	2017
Gold production (ounces)	129,000	125,000
Ore milled (tonnes)	693,000	624,000
Grade milled (g/t Au)	6.11	6.61
Recovery (%)	94	94

At the end of 2018, the Westwood mine employed 668 employees and 240 contractors.

After the Doyon mine ceased production at the end of 2009, the mills at the Doyon mine continued to process ore from the Mouska mine. The collective agreement originally negotiated for employees at the Doyon mine now covers employees at the Westwood mine. In December 2012, a collective agreement was signed with the workforce retroactively in effect from December 2011 and ran until November 2017. In October 2018, a new collective agreement was signed retroactively to December 2017. The new collective agreement will be in effect for five years until November 2022.

x)        Processing and Recovery Operations

Ore from the Westwood mine is processed on site. The original Doyon mill, constructed in the 1970s, was completely refurbished between 2011 and 2013 in order to efficiently treat ore from the Westwood mine. The existing grinding, leaching, adsorption and stripping circuits were upgraded to replace obsolete equipment. Cyanide destruction capacity was also increased to treat the generated tailings.

Preliminary assessments for the Westwood mine indicated a potential for economic recovery of the zinc, as well as gold, from the higher-grade zinc ore zones. This potential was not validated by subsequent drilling, and studies failed to justify the additional capital expenditure for the recovery of zinc by flotation. The operating plan retained includes processing of the higher-grade zinc ore zones by cyanidation only which will not give zinc credits but provide acceptable gold recovery. The mill design will be revised if additional zinc resources are identified. The mill refurbishment completed in early 2013 includes gold cyanidation and tailings cyanide destruction circuit upgrades.

xi)        Infrastructure, Permitting and Compliance Activities

The Westwood mine was developed using infrastructure and accesses from the Doyon mine. Due to the close proximity of the two mines, a portion of the Doyon mine infrastructure will be used and maintained for the life of the Westwood mine, while other portions will be restored according to the Doyon mine closure plan. Infrastructure will thus be concentrated around either the Westwood mine shaft or the former Doyon mill or refurbished for processing at the Westwood mine. Access to regional infrastructure (roads, power, etc.) will remain through the Doyon mine site. The Westwood mine infrastructure includes access roads, potable water supply, fire protection systems, sewage disposal systems, electric supply, natural gas supply and an administrative services building. Development of the project required construction of a waste rock dump and a mine water pond. Environmental infrastructure on the Westwood mine site includes tailings and water management facilities.

Several certificates of authorizations are necessary and must be obtained from the MDDELCC on the quality of the environment, as well as authorizations for ore extraction, ore processing, and tailings management, among other things. A key permit was issued in March 2013 by the MDDELCC being a depollution attestation. This permit, which is renewable every five years, identifies the environmental conditions that must be met by the Westwood mine when carrying out its activities. The depollution attestation compiles all the environmental requirements regarding effluent discharge, noise, waste management, etc., related to the operation of the Westwood mine.

No significant issues are expected regarding the social acceptability of the Westwood mine. As the project infrastructure is located on or near the Doyon mine site, in operation since 1980, the community and social impact will be essentially unchanged.

Information on the estimated amount of restoration and closure costs for the property is provided in Section 5.2 of Item III below.

xii)        Capital and Operating Costs

Capital expenditures for the Westwood mine include sustaining capital required for the extraction of the reserves only. The sustaining capital refers to the capital required to develop and sustain the mine through to production. Capital expenditures relating to new projects, improvements or expansions are treated on a case by case basis and are excluded from the following summary table of capital and operating cost estimates:

Expenditures (Sustaining)		$/t
Diamond Drilling	Exploration	-
	Valuation	1.22
	Total	1.22
Surface	Infrastructure	-
Underground	Shaft	-
	Deferred Development	21.40
	Infrastructure	4.59
	Construction	5.04
	Total	31.04
Mobile Equipment	Underground	3.77
Transfers		17.91
Total		53.94

		$/t	$/oz
Mining	Definition Drilling	1.72	8
	Stope Preparation	29.05	128
	Extraction	50.76	224
	Services	38.40	170
	Mech. / Electr. Services	47.92	212
	Technical services	11.35	50
	Transfer/Other	(17.91)	(79)
	Total Mining	161.29	712
Milling	Mill Operations	20.70	91
	Environment	5.04	22
	Total Milling	25.74	114
Administration	G & A	23.97	106
	Other	(1.78)	(8)
	Total Admin.	22.19	98
Total Operating Cost		209.21	924

xiii)        Taxation

The Company’s Canadian operations are subject to a combined federal and provincial statutory income tax rate of approximately 27 per cent. The Company’s operations in the Province of Québec are also subject to a mining duty with statutory marginal tax rates ranging from 16 per cent to 28 per cent depending on profit margin.

1.2        Côté Gold Project

Unless stated otherwise, the information in this section is based upon the technical report (the “Côté Gold Report”) entitled “Côté Gold Project, Ontario, NI 43-101 Technical Report on Feasibility Study”, prepared by Peter Oshust, Antonio Peralta Romero, Dustin Small, Paul O’Hara, Debbie Dyck, Dr. Bing Wang, Paul Baluch, Ray Turenne and Dr. Adam Coulson of Wood Canada Limited (“Wood”), and by Alan Smith and Marie-France Bugnon of IAMGOLD, and by Karen Besemann (Golder Associates Ltd.), with an effective date of November 1, 2018. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Côté Gold Report which is available for review on SEDAR at www.sedar.com.

i)        Property Description, Location and Access

The Côté Gold project (the “Project”) is located in the Porcupine Mining Division, 25 km southwest of Gogama, Ontario and extends approximately 57 kilometres from Esther Township in the west to Champagne Township in the east. It comprises a group of properties assembled through staking and option agreements covering a total area of about 521 km2. The area that is the subject of the Côté Gold Report is a portion of the overall claim area.

The Project is bisected by Highway 144 and is about 175 kilometres by road north of Sudbury, along Highway 144 and approximately 125 kilometres by road southwest of Timmins via Highways 101 and 144. Access to the Project area is by a network of logging roads and local bush roads accessed from Highway 144 and from the Sultan Industrial Road which runs east–west along, and below, the southern part of the Project area.

IAMGOLD holds a major tenement package consisting of 3,208 tenures covering an area of about 60,017 ha. The tenure includes patented claims, mining leases, and a series of unpatented cell and boundary claims. All lease and patent boundaries for the property package have been surveyed. Boundary and corner posts defined existing claims.

On April 10, 2018, the ENDM converted Ontario’s manual system of ground and paper staking, and maintaining unpatented mining claims to an online system, the MLAS. All active, unpatented claims were converted from their legally defined location by claim posts on the ground or by township survey to a cell-based provincial grid.

Following an amalgamation on June 1, 2017, all of IAMGOLD’s interests in the groups of properties are now owned by and registered in the name of IAMGOLD Corporation, with the exception of the Ontario 986813 Ltd (“Arimathaea Resources Inc.”) property, which is held in the name of Ontario 986813 Ltd (“Ontario 986813”), an IAMGOLD subsidiary.

On June 20, 2017, IAMGOLD completed a transaction with Sumitomo wherein Sumitomo agreed to acquire a 30 per cent undivided participating joint-venture interest in IAMGOLD’s property interests in the property package. Sumitomo’s interest in the property is held by the Sumitomo subsidiary SMM Gold Côté Inc.

The claims package consists of a number of agreements with third parties; these third parties may retain an interest in some of the properties within the property package either by way of an actual property interest or through royalty interests. Mineral claims subject to agreements are kept in good standing by IAMGOLD as a requirement of those agreements. Under provincial requirements IAMGOLD regularly completes assessment work that is filed to renew or extend the claims for as much as five years of validity.

Please see Section 4 of the Côté Gold Report for a detailed description of the terms of any royalties and other agreements to which the project is subject, as well as the tenure and expiration dates of the claims, licenses and other property tenure rights.

There are no known environmental liabilities associated with the project, other than those that may be expected from historical mining activities and limited mine workings.

ii)        History

Prospecting and exploration activity in the Project area began in about 1900. Production records have not been compiled for the early mining efforts.

Prior to the discovery of the Côté Gold deposit, exploration activities had included geological mapping, outcrop stripping, numerous small-scale core drilling programs, and geophysical surveys. A number of small-scale shafts and associated development were excavated.

In 2007, Trelawney commenced assembling the large land package. Trelawney undertook prospecting, till, channel, strip, and grab sampling; airborne geophysical surveys (magnetic, electromagnetic, radiometric); ground geophysical surveys (ground magnetics, very low frequency and induced polarization); core drill programs; bulk sampling programs; metallurgical testwork and mining studies.

IAMGOLD acquired Trelawney’s interests in 2012. Subsequently, IAMGOLD has completed reconnaissance and mapping, outcrop stripping, geochemical surveys (TBA) and geophysical surveys (ground IP, pole–dipole IP/resistivity, and very-low frequency geophysical surveys), resource development DD and additional metallurgical testwork, environmental and baseline surveys, and mining and technical studies, including a PFS in 2017.

iii)        Geological Setting, Mineralization and Deposit Types

The Project area is located in the Swayze greenstone belt in the southwestern extension of the Abitibi greenstone belt of the Superior Province. Igneous lithologies predominate and include both volcanic and plutonic rocks. Sedimentary rocks occur mainly near the top of the succession.

The Chester Intrusive Complex (“CIC”), a crudely stratified tonalite–diorite laccolith containing numerous screens and inclusions of mafic volcanic rocks is host to the Côté Gold deposit. The CIC units formed from a number of pulses of several distinct and evolving dioritic and tonalitic magmas that display complex crosscutting relationships. The intrusive phases were followed by magmatic-hydrothermal brecciation and the emplacement of several stages of gold-bearing veins. Subsequently, the deposit was intruded by several types of dyke rocks, and was subjected to deformation, in the form of deformation zones and brittle faulting.

The Côté Gold deposit gold mineralization is centred on breccia bodies of magmatic and hydrothermal origin, but also occurs as veins (sheeted veins and stockworks) and disseminations in tonalitic and dioritic rocks. Disseminated mineralization in the hydrothermal matrix of the breccia is the most important style of the gold–copper mineralization. This style consists of disseminated pyrite, chalcopyrite, pyrrhotite, magnetite, gold (often in native form), and molybdenite in the breccia matrix.

Other mineralization styles that have been identified within the Project area include quartz vein and fracture associated, orogenic or structurally-hosted vein occurrences, and syenite intrusion-related gold zones. The syenite intrusion-related gold zones are considered attractive exploration targets.

The Côté Gold deposit is a new Archean low-grade, high-tonnage gold (± copper) discovery. It is described as a synvolcanic intrusion-related and stockwork disseminated gold deposit. Deposits of this type are commonly spatially associated with and/or hosted in intrusive rocks. They include porphyry Cu–Au, syenite-associated disseminated gold and reduced Au–Bi–Te–W intrusion-related deposits, as well as stockwork-disseminated gold.

Certain features of the Côté Gold deposit resemble those characteristic of gold-rich porphyry deposits. These include:

  Emplacement at shallow (1–2 kilometres) crustal levels; frequently associated with coeval volcanic rocks

  Localization by major fault zones, although many deposits show only relatively minor structures in their immediate vicinities

  Hydrothermal breccias, which are commonly associated with the deposits, and consist of early orthomagmatic as well as later phreatic and phreatomagmatic breccias

  Gold which is fine-grained, commonly <20 µm, generally <100 µm, and is closely associated with iron and copper–iron sulphides (pyrite, bornite, chalcopyrite).

iv)        Exploration

The Project area is divided into three sectors for exploration purposes: (i) South Swayze West (western area); (ii) Chester (central area); and (iii) South Swayze East (eastern area).

Exploration programs to date have identified the Côté Gold deposit and have evaluated a number of nearby gold showings for their potential to be bulk-mineable gold deposits. To date, there have been no additional economic gold zones outlined. There are, however, gold zones situated near the Côté deposit that remain prospective, and active exploration programs will continue to evaluate these targets.

Exploration programs to date have been sufficient to screen many areas for the presence of a Côté-style deposit, with grid line spacing and general traverse spacing of less than 200 metres (some areas less than 100 metre spacing for traverse/grid line density). Litho-sampling and geological mapping is representative over much of the property land holdings, with some exceptions where glacial till and lacustrine deposits form thick mantels on the bedrock. In areas of thick overburden, IP geophysical surveys and diamond drilling has helped screen these overburden-covered areas.

General results and conclusions from ongoing exploration work is summarized below by target area:

  South Swayze West: Côté-style tonalite and diorite-hosted breccia zones have not been discovered to date. Exploration for syenite intrusion-hosted or shear-zone hosted gold zones continues. The presence of Timiskaming-style basin sediments cut by porphyry intrusions and broad structural deformation zones provide a good environment for gold-bearing vein networks.

  Chester Area: West of the Côté Gold deposit, the discovery of gold mineralization in the HAVA deformation zone (with associated breccia) reveals some similar host rocks and alteration styles to the Côté Gold deposit. East of the Côté Gold deposit, exploration work has revealed the presence of lower gold grades in the A Zone (Gosselin) and B Zone (Young–Shannon). These programs will continue to explore for satellite gold deposits

  South Swayze East: Gold mineralization discovered and investigated to date reveals only narrow and discontinuous shear-zone hosted veins. The lack of Côté-style mineralization makes this area less favorable for the discovery of a bulk-tonnage gold zone.

v)        Drilling

A total of 770 drill holes (321,875 metres) were completed within the Côté Gold deposit area. Outside the Côté Gold deposit area, in the period 2008–2018, a total of 567 drill holes for about 159,078 metres have been completed.

Core sizes have included HQ (63.5 millimetre core diameter), NQ (47.6 millimetre), BQ (36.4 millimetre), and BQTW (36 millimetre). Drill programs have included cores drilled for delineation, infill, condemnation, geotechnical and metallurgical purposes.

Geologists completed core logs, recording details of lithology, alteration, mineralization, and structure. The core was photographed. Technicians made meterage marks and logged RQD. The mineralized and barren core is very competent, except for very local, multiple metre length intervals of blocky core where minor faults are encountered. Overall, the core recovery for the 2009–2018 programs was approximately 99 per cent.

The collar azimuths for holes from before 2009 were established using front and back site markers located in the field with compass or GPS. The collars are subsequently re-surveyed post-drilling. L. Labelle Surveys based in Timmins, Ontario has been responsible for collecting the survey measurements for the Project since 2009.

IAMGOLD reports a FlexIT SmartTool instrument was used to collect down hole survey measurements for keyindex holes (drill holes used in the Mineral Resource estimate) drilled between 2009 and 2013. A Reflex EZ-TRAC tool was used to collect down hole survey measurements for holes drilled between 2014 and 2018.

Drilled thicknesses are generally greater than true thicknesses, depending on the dip of the mineralization, and the angle of the drilled hole.

The sampling interval was established by minimum or maximum sampling lengths determined by geological and/or structural criteria. The minimum sampling length was 50 centimetre, while the maximum was 1.5 metres. The typical sample length in most of the mineralized zones is 1 metre.

IAMGOLD determines the bulk density of samples by the water immersion method.

The primary laboratories used are independent of IAMGOLD and include:

  Accurassay (2011–2015), Timmins, Thunder Bay, (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 434; and

  ActLabs (2015–2018), Ancaster, Dryden, Timmins, Thunder Bay (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 266.

At Accurassay, samples were crushed to -8 mesh and pulverized to 90 per cent passing -150 mesh. Assays were completed using a standard FA and an AA finish. For samples that returned values of 2–5 g/t Au, another pulp was taken, and fire assayed with an FA-gravimetric finish. Samples returning values greater than 5 g/t Au were reanalyzed by pulp metallic analysis. All samples were subject to a 33-element ICP scan.

Initially at ActLabs, samples were crushed to 10 mesh and pulverized to 85 per cent passing 200 mesh. Assays were completed using a standard FA and an AA finish. For samples that returned values between 2–5 g/t Au, another pulp was taken and assayed using the FA-gravimetric method. Samples returning values greater than 5 g/t Au were reanalyzed by pulp screen metallic analysis. From 2017 onward, the entire sample had to be crushed to 95 per cent passing 2.8 millimetre screen and a sample split pulverized to 95 per cent passing 100 mesh. Samples were analyzed using a standard FA with an AA finish. For samples that returned assay values greater than 2 g/t, another cut was taken from the original pulp and subjected to FA-gravimetric analysis. For samples showing visible gold or samples which returned values greater than 20 g/t; a reanalysis using pulp metallic methods had to be undertaken.

Umpire (check) laboratories were also independent of IAMGOLD and included:

  ActLabs (2012–2014): accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 266;

  ALS Minerals (ALS) (2015), Val d’Or (Québec), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 689; and

  AGAT (2017–2018), Mississauga (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 665.

QA/QC insertion included SRMs, blanks and pulp duplicates as a standard procedure. IAMGOLD inserted control samples after every 12th sample interval. Over the Project life, about 23 different SRMs and two types of blanks have been used. The IAMGOLD QA/QC protocol includes the use of blanks inserted in the sample stream at a frequency of approximately one in 24 samples.

Pre-2017 drill hole data previously stored in a Gems database was moved to acQuire. All new drill hole collars are provided by surveyors and imported into Gems and subsequently transferred to acQuire. All new logging is recorded directly into a Gems database and subsequently transferred to acQuire. All new assay results are imported directly into acQuire. Those assays are subsequently transferred to the Gems database.

Analytical samples are transported by company or laboratory personnel using corporately owned vehicles. Core boxes and samples are stored in safe, controlled areas. Chain-of-custody procedures are followed whenever samples are moved between locations, to and from the laboratory, by filling out sample submittal forms.

Drill core is stored at the property in wooden core boxes under open-sided roofed structures, arranged by year. All rejects and pulps from the laboratory are also stored on site. Pulps are categorized by batch number and are stored inside sea containers. Rejects are stored inside plastic crates under temporary shelter.

vi)        Sampling, Analysis and Data Verification

Internal data verification was performed by IAMGOLD staff over the Project history, and included: exploration data reviews, including exploration information, geological mapping, geological interpretations; drill collar position checks; downhole survey data reviews; examination of drill logging; review of sampling procedures, and assay data checks. Errors found in the database were reported to the database administrator and material errors were corrected as needed. Occasional inconsistencies found in the drill logs were addressed. Inconsistent sampling practices, with some samples crossing obvious contacts or lithological and mineralization limits were noted.

In 2012, staff from Roscoe Postle Associates Inc (“RPA”) completed site visits, and reviewed exploration, drilling, logging, and sampling procedures with Trelawney and IAMGOLD personnel. Witness core samples were collected, which independently confirmed the presence of gold mineralization. RPA also reviewed the available QA/QC data for the Côté Gold deposit. This included reviews of blank, CRM, pulp reject and check assays. Approximately 12 per cent of the drill hole assay database was checked by comparing assay certificates to entries in the IAMGOLD database. Overall, the database was considered to be acceptable to support Mineral Resource estimation.

In December 2014, InnovExplo independently validated the entire assay database against laboratory certificates.

RPA’s 2017 reviews included site visits, core reviews and field collar checks. Database checks included visual drill hole trace inspection and checks for extreme and zero assay values, unsampled or missing intervals, and overlapping intervals, routine database validation checks specific to Geovia GEMS to ensure the integrity of the database records, and comparison of about 5 per cent of the assays from the 2015 drilling campaign against the assay certificates. RPA concluded that logging, sampling procedures, and data entry comply with industry standards and that the database that was reviewed was acceptable for Mineral Resource estimation.

Wood conducted data verification in 2018. This program included site visits during which Wood personnel reviewed drilling, sampling, and QA/QC procedures, and inspected outcrops, drill core, core photos, core logs, and QA/QC reports and SG measurement procedures. Wood personnel reviewed collar, down-hole, and assay data in the database for transcription and other errors. Blank and CRM data were also evaluated. In the opinion of the QP, sufficient verification checks have been undertaken on the databases to provide confidence that the current database is reasonably error free and may be used to support Mineral Resource and Mineral Reserve estimation, and mine planning.

vii)        Mineral Processing and Metallurgical Testing

Metallurgical laboratories involved with the testwork programs have included: (i) SGS facilities in Lakefield, Ontario; (ii) COREM (a consortium composed of several mining companies and the Government of Québec), in Québec City, Québec; and (ii) the University of British Columbia.

Metallurgical testwork completed since 2009 has included: comminution (Bond low-impact (crusher), rod mill and ball mill work indexes, Bond abrasion index, SAG, SMC, HPGR, piston press, and Atwal) tests; gravity recoverable gold tests; cyanide leaching (effect of head grade, effect of grind, reagent usage, CIPmodelling, cyanide destruction, solid–liquid separation and barren solution analysis) testwork; development of recovery projections; and review of potential for deleterious elements.

The comminution testwork indicated that the material tested was very competent, and that the mineralization is well-suited to an HPGR circuit.

The mineralization is free-milling (non-refractory). A portion of the gold liberates during grinding and is amenable to gravity concentration and the response to gravity and leaching is relatively consistent across head grades. Therefore, the lower-grade gold material is expected to exhibit the same level of metal extraction. Individual lithologies follow the general trends for grind size sensitivity and cyanide consumption. However, there is evidence of differences in free gold content. Silver content is consistently reported under 2 g/t. The testwork does not report on silver recovery.

Overall gold recovery is estimated at 91.8 per cent for the processing of 36,000 t/d using the proposed flowsheet.

Cyanide and lime consumptions are quite low in comparison to what is typically seen in the industry which reflects the lack of cyanicides and other cyanide consumers. Lime consumption is also positively impacted by the basic nature of the ore.

Metal dissolution during cyanide leaching was found to be low, and there are no obvious concerns with deleterious elements.

Overall metallurgical test results show that all the variability samples were readily amenable to gravity concentration and cyanide leach. Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the different zones. Samples were selected from a range of locations within the deposit zones. Sufficient samples were taken so that tests were performed on sufficient sample mass.

viii)        Mineral Resource and Reserves Estimates

Information on Mineral Resource and Mineral Reserves is provided in Section 4 of Item III below.

Mineral Resource Estimation

The drill hole database for the Côté Gold deposit consists of 713 core holes totalling over 300,000 metres drilled by IAMGOLD and Trelawney, between 2009 and 2018. Assay data are available for 711 of the completed holes.

The resource estimate database cut-off date was June 7, 2018, and any assays received after this date were excluded from the block grade estimation. In addition, two drill holes contained more than 10 metres of consecutive unreported assays; these two intervals were excluded from the resource update. A further 1,645 intervals amounting to over 16,500 metres of core were not sampled due to lack of visible mineralization. Un-sampled intervals are assumed to represent un-mineralized material or diabase dyke. Assay intervals at 0.002 g/t Au were inserted for un-sampled core to prevent extrapolation of grade into the ‘gaps’.

The lithological interpretation of the Côté Gold deposit was modelled in Leapfrog 3D by IAMGOLD exploration geologists. An extensive re-logging effort of drill core photos was conducted in early 2018 on all pre-2017 core holes. The re-logging effort resulted in a detailed and continuous geological model which added a significant amount of diorite breccia and hydrothermal breccia. This resulted in important improvements and a better overall understanding of the Côté Gold deposit and of the distribution of mineralization, as well as a 30 per cent increase in the volume of the Ext BXshapes.

The geological model contains seven units: TON, DR, BXDR, HDBX, DIA, FLT, and OVB. Silica–sodic alteration envelopes were developed in Leapfrog 3D by IAMGOLD geologists based on a review of available core.

Wood reviewed the geology wireframes in 3D, and on vertical section and plan view maps, and concluded that the geological model is reasonable, honours the input data, and is suitable for resource modelling. The alteration envelopes were received late in the resource estimation process and were used for resource confidence classification only.

Results of EDA indicate that the Ext BX units generally contain composite gold grades above 0.3 g/t. Higher-grade gold mineralization occurs chiefly within the two breccia units, BXDR and HDBX and to a lesser extent in TON and DR. The mean gold grade is higher in the south breccias. Box-and-whisker plots show that gold mineralization is higher in breccia units. However, mineralization occurs in all lithological packages inside the EDA envelope. The gold estimation domains are defined by lithology and the Ext BX units. Units were grouped where inspection showed similarities in the grade distributions or in cases of relatively low composite counts. Contact plots were inspected to determine the behaviour of composite grades across the geological boundaries. Contacts were assigned as either hard, firm, or soft boundaries.

Outlier analysis was undertaken on the original assay sample intervals prior to compositing. The assays were grouped by major lithology inside and outside the EDA Envelope for the analysis. Wood selected capping thresholds after analyzing four types of charts: cutting statistics, decile plots, histograms, probability plots, and Risk-Hi analysis. The number of composites capped was also taken into consideration.

The assay sample intervals were composited to regular 6 metre intervals for the entire length of the drill holes. The composites were broken at lithological boundaries.

The drill hole database contains 785 records for density (SG). The density data were analysed by lithology domain. High (>3) and low-density (≤2.4) outliers were identified and filtered before calculating the means and variances of the distributions. The resulting mean density values were assigned to the blocks by lithology.

Variograms were calculated and modelled for grade for COS analysis and sequential Gaussian simulation for mining dig-line optimization and for a metal indicator for a drill hole spacing study. Variograms were modelled for the north and south domain groups.

A 10 x 10 x 12 metre block size was selected for the resource block model. The resource block model was sub-blocked to 5 x 5 x 6 metre to maintain geological boundary resolution. Various powers of ID estimation were used for gold block grade estimation. A strategy was employed to adjust or ‘tune’ the estimator to achieve the selectivity of the target grade–tonnage curve obtained by change of support from a NN grade–tonnage curve. A three-pass estimation strategy was generally followed, except for the DIA domain, for which a single estimation pass was used. The first-pass sample search distances were adjusted to gather samples from adjacent holes on and off-section. The search criteria were relaxed for passes two and three. The sample search ellipse orientation was aligned to the variogram models. A strict octant search was used for the third pass outside of the Ext BX to mitigate grade smearing in relatively under-sampled areas with no clear geological controls.

The block grade estimates were validated using several methods: visual checks on vertical sections and plan views; statistical checks; swath plots and scatter plots of mean composite sample grade versus mean block grades in large (90 metre x 90 metre x 60 metre) rectangular panels for local bias; HERCO grade–tonnage curves for change-of-support analysis by domain, and conditional simulation for overall change-of-support analysis. The gold block grade estimate passed all validation checks and is considered suitable for mine planning.

A drill hole spacing study was undertaken for the five major gold estimation domains to establish the drill hole spacing (distance between holes) required to support mineral resource confidence interval targets at a given production rate for estimated contained metal. Mineral Resources were assigned a block confidence classification based on drill hole spacing with consideration given to geological and grade continuity, and the quality of drill hole information. Blocks in an area with nominal drill hole spacing of 44 metre were classified as Measured and blocks in an area with a nominal drill hole spacing of 66 metre were classified as Indicated. Blocks outside of the Indicated limits were assigned as Inferred if the nominal spacing was 110 metre or less. Smoothing using Vulcan was undertaken, and a number of block classifications were manually adjusted downward in confidence.

A conceptual pit shell was generated using Whittle software to constrain the mineral resources.

Mineral Resource Statement

Based on the input parameters used for the constraining conceptual resource pit, the marginal cut-off grade is calculated at 0.23 g/t Au, and the breakeven cut-off grade is 0.29 g/t Au with the mining costs included. Wood has used a 0.3 g/t Au cut-off grade for the mineral resource tabulation, as it meets the requirement for reasonable prospects of eventual economic extraction, and it supports the assumptions regarding grade continuity at that cut-off. The effective date of the Mineral Resources is July 26, 2018.

Mineral resources are reported in Section 4 of Item III below using the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral Resources reported below are inclusive of those Mineral Resources that were converted into Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Areas of uncertainty that could affect the Mineral Rresource estimates include the following: effect of alteration or other geological attributes as local controls on mineralization; lithological interpretations on a local scale, including fault zone modelling, DIA dyke modelling, and discrimination of breccias; assumptions of density (SG) based on a low number of samples for the size of the deposit; commodity pricing; metal recovery assumptions; and assumptions as to operating costs used when assessing reasonable prospects of eventual economic extraction.

Geological controls of the mineralization of the Côté Gold deposit are still uncertain at the local scale. At the time of the resource estimate, ICP data required to complete a geological control study were not yet available. This lack of information is mitigated by good drill coverage, the use of an alteration model as one classification criterion, and an open pit operation. The QP for the estimates does not believe this local uncertainty would materially affect the Mineral Resource estimates.

Mineral Reserve Estimation

Mineral Reserves were classified in accordance with the 2014 CIM Definition Standards. Only Mineral Resources that were classified as Measured and Indicated were given economic attributes in the mine design and when demonstrating economic viability. Mineral Reserves for the Côté Gold deposit incorporate appropriate mining dilution and mining recovery estimations for the open pit mining method.

The mine plan is based on the detailed mine design derived from the optimal pit shell produced by applying the LG algorithm.

Wood imported the resource model, containing gold grades, block percentages, material density, slope sectors and rock types, and net smelter return, into the optimization software. The optimization run was carried out only using Measured and Indicated Mineral Resources to define the optimal mining limits.

The optimization run included 55 pit shells defined according to different revenue factors, where a revenue factor of 1 is the base case. To select the optimal pit shell that defines the ultimate pit limit, Wood conducted a pit-by-pit analysis to evaluate the contribution of each incremental shell to NPV, assuming a processing plant capacity of 36 kt/d and a discount rate of 6 per cent.

The Mineral Reserves estimate incorporates considerations of dilution and ore losses on a block basis. The ore tonnage and average grade were estimated using the partial block percentages within the final pit design.

Mineral Reserve Statement

The cut-off applied to the Mineral Reserves is variable with a range of 0.33 to 0.37 g/t Au and averages 0.35 g/t Au. The estimate has an effective date of October 1, 2018. Mineral Reserves are reported in Section 4 of Item III below.

ix)        Mining Operations

The Base Case is based on a subset of the proven and probably mineral reserves and is used to support the permit application. Geotechnical analyses are based on a combination of site visit inspections by Wood personnel, data processing and compilation of previously completed geomechanical investigations and site-specific resources supplied by IAMGOLD, kinematic analysis, limit equilibrium modelling, and overall slope stability analysis of the main pit walls including review of the hydrogeological conditions.

The pit has been sub-divided into five main structural domains related to the pit geometry and a major east–west-trending fault. Bench face angles of 60–75º were recommended. Bench widths in each sector were widened as necessary, based on the significance of toppling and wedge failures, from a minimum value of 9.5 metres up to 12 metres assuming double benching on the final pit wall. A 20 metre wide geotechnical berm is recommended for midpoint between inter-ramp spacing greater than 150 metres.

The Base Case is designed as a truck-shovel operation assuming 220 t autonomous trucks and 34 m3 shovels. The pit design includes four phases to balance stripping requirements while satisfying the concentrator requirements. The design parameters include a ramp width of 35 metres, road grades of 10 per cent, bench height of 12 metre, targeted mining width between 90 metre, berm interval of 24 metre, variable slope angles by sector and a minimum mining width of 40 metre.

The smoothed final pit design contains approximately 203 Mt of mill feed and 492 Mt of waste for a resulting stripping ratio of 2.4:1. The 203 Mt processed mill feed fits within the capacity of the TMF.

The Base Case production schedule includes the process plant ramp-up schedule. This schedule takes into account the inefficiencies related to start-up of operations, and includes the tonnage processed as well as the associated recoveries, which steadily increase to reach the design capacity after 10 months of operation. The mine will require one year of pre-production before the start of operations in the processing plant.

Although the mine requires one year of pre-stripping, mining starts two years before production starts to provide material for the TMF construction. The deposit is planned to be mined in four phases included within the ultimate pit limit. The schedule was developed in quarters for the pre-production period and for the first five years of production, then in yearly periods. Following evaluation of different rates, a maximum mining capacity of 62 Mt/a was selected to develop the detailed production schedule and the maximum number of benches mined per year was set at eight in each phase.

Additional constraints were used to guide the schedule, including feeding lower grades during the first months of the plant ramp-up schedule, the maximum stockpile capacity and reducing the mining capacity in later years to balance the number of truck requirements per period.

The Base Case LOM is 13 years with stockpile reclaim extending into the sixteenth year. The amount of rehandled mill feed is 59 Mt, which requires a maximum stockpile capacity of 48 Mt when considering the reclaim.

The MRA will be constructed southeast of the planned open pit to store mine rock from the open pit excavation. In its ultimate configuration, the MRA will store 350 Mt of mine rock with its final crest elevation at an approximate elevation of 480 metres. Collection ditches and six runoff collection ponds/sumps will be built at topographical low points around the MRA perimeter to collect runoff and seepage, which will then be pumped to a polishing pond.

The overburden storage, which will be located to the southwest of the pit, will have a storage capacity of approximately 8.2 Mm3. The ore stockpiles will be located on the northeast side of the pit and have a total storage capacity of 23 Mm3, which is enough to satisfy the maximum stockpiling capacity of approximately 48 Mt required in the production schedule.

Blasting operations will be contracted to a blasting explosives provider. Drilling will be required for both ore control and blasting.

Base Case mining operations will use an autonomous truck and drill fleet, supported by a conventional manned loading fleet and a fleet of manned support equipment. The truck fleet will be diesel-powered with the capacity to mine approximately 60 Mt per year operating on 12 metre benches. The shovel fleet will be electric powered supported by two large diesel-powered FELs.

The mine will be supported by multiple contractors. A contractor miner is assumed to mine all overburden within the mine plan and to develop the initial benches in the pre-production period for the autonomous fleet. A MARC will be in place during pre-production and the first three years of operation. Blasting will be done by a contract down hole service during the LOM. A full-service contract tire provider will be used throughout the life of mine to supply, repair, and change tires at the mine site.

Equipment requirements are estimated on a quarterly basis during pre-production and the first five years of mining, and annually thereafter. Equipment sizing and numbers are based on the mine plan, maintenance availability assumptions, and a 24-hour, seven-day week work schedule.

x)        Processing and Recovery Operations

The process plant design for the Base Case is conventional and uses conventional equipment. The process plant will consist of:

  Primary (gyratory) crushing;

  Secondary cone crushing and coarse ore screening;

  Coarse ore stockpile;

  Tertiary HPGR crushing;

  Fine ore screening and storage;

  Two milling stages (ball mill followed by vertical stirred mills);

  Gravity concentration and intensive leaching;

  Pre-leach thickening;

  Whole ore cyanide leaching;

  CIP recovery of precious metals from solution;

  Cyanide destruction;

  Tailings thickening;

  Elution of precious metals from carbon;

  Recovery of precious metals by EW; and

  Smelting to doré.

The plant will have facilities for carbon regeneration, tailings thickening and cyanide destruction. Plant throughput will be 36,000 tons per day and it is expected that a ramp-up period of 10 months will be required to reach the design throughput.

Tailings water from a reclaim pond will be the primary source of mill water, providing the majority of the process plant requirements, whereas a storm/mine water pond will be a secondary source of process water. Fresh water will be required for reagent mixing at the process plant which will be pumped from Mesomikenda Lake.

The major reagents required will include flocculant, caustic, cyanide, copper sulphate, molten sulphur, anti-scalant, lime, hydrochloric acid and oxygen. A dedicated, self-contained air service system will be provided.

The mill will require approximately 50.7 MW of power to operate at full capacity.

xi)        Infrastructure, Permitting and Compliance Activities

Infrastucture

Infrastructure required to support the Base Case operations will include: (i) the open pit; (ii) MRA; (iii) stockpiles; (iv) TMF and associated ponds; (v) access and internal roads; (vi) powerlines and power distribution networks; (vii) watercourse realignments, diversion channels, dams and ponds; (viii) a New Lake to replace Côté Lake; (ix) process facilities; (x) accommodation facilities; and (xi) mine support facilities including offices, workshops and warehouses.

Power supply for the Base Case is assumed to be provided via an upgraded existing transmission line operated by Hydro One from Timmins to Shining Tree Junction and a new 44 km-long 115 kV electrical power transmission line from Shining Tree Junction to the Project site. The calculated electrical load for the Côté Gold site is as follows:

•	61 MW maximum demand load;

•	59 MW average demand load; and

•	98 per cent lagging (inductive) power factor.

This calculated load is based on the current electrical load list, and includes two electric shovels, mine dewatering, all ancillary loads, and a 10 per cent allowance for growth during detailed design. Hydro One has allocated a total of 72 MW of capacity to the Project. Emergency back-up power will be available from four diesel standby generators.

The selected route to the plant is the existing Chester Logging Road which has already been upgraded from the Sultan Industrial Road to km 4.62 at the intersection with an existing road to the planned open pit area. At the corner of the planned TMF site, the existing road continues into the footprint of the TMF, and 4.28 kilometres of new road construction will be required to extend the access to the construction/permanent camp entrance. This section of road will be constructed as part of the early works and will be used as a primary construction access to the plant site and the camp area. A mine by-pass road will be constructed to allow the public to access Chester Logging Road north of the TMF without passing through the mine security gate and the mine site proper.

The Base Case mine development will require three major haul roads, consisting of access to the MRA, the TMF, and the topsoil/overburden stockpile. In addition, a major intersection is required on the north side of the open pit to tie together the exit from the pit with the pit bypass road, the ramps to the ore stockpiles and the crusher and truck shop ramps.

Environmental Considerations

IAMGOLD received Provincial ministerial approval of the 2015 EA for the Project. The EA states that no significant effects are anticipated after application of the proposed mitigation measures. Environment Canada stated in May 2016 that the Project is not likely to cause significant adverse environmental effects. The Project presented in the 2018 Feasibility Study has undergone optimizations since the 2015 EA, including: relocation of the TMF to minimize overprinting of fish-bearing waters; a reduced Project footprint; improved Project economics; a reduced need for watercourse realignments; avoidance of effluent discharges to the Mesomikenda Lake watershed; a smaller open pit; modifications to the process plant; reduction in transmission line voltage; and re-routing of the transmission line. IAMGOLD is of the opinion that there are no new net effects arising from the 2018 Feasibility Study. On October 19, 2018, the Canadian Environmental Assessment Agency (“CEAA”) confirmed that the proposed Project changes are not considered new designated physical activities and therefore a new environmental assessment is not required.

Baseline environmental and social studies have been conducted addressing aspects of: water; air and noise; soils; geology and geochemistry; hydrology; hydrogeology; surface water quality; water sedimentation; groundwater quality; aquatic resources; wildlife; land use; cultural heritage and paleontological resources; and Aboriginal traditional land use. IAMGOLD has conducted additional baseline studies within the boundaries of the new TMF and topsoil/overburden stockpile, and new transmission line alignment, to infill the physical, biological and human environment characterizations conducted previously. These additional baseline data, together with design information for the site configuration, were used to prepare the EER for the project, for submission to the CEAA and the MECP, thus informing the regulatory agencies of changes or improvements to the EA. As of November 9, 2018, both the CEAA and MECP concur with the conclusion in the EER report, which demonstrates that the proposed changes to the undertaking result in no new net effects.

Over the proposed Base Case LOM of 16 years, tailings production is approximately 13.1 Mt/a from nominal mill throughput of 36,000 t/d, except in the first year when it will be about 11 Mt due to ramp-up. The TMF will store 203 Mt of tailings over the LOM. Based on the laboratory test results, the tailings are non-acid generating with low potential of metal leaching.

Tailings will be thickened with solids concentration in slurry at 62 per cent and discharged from the TMF perimeter dams, forming an overall beach slope of approximately 1 per cent. Tailings solids will settle in the TMF with pore water retained in the voids with supernatant water forming a pond. Based on recent rheology, drained and undrained column settling tests, an overall in-situ dry density of 1.4 to 1.5 t/m3 is expected.

Perimeter embankment dams, raised in stages, will be used for tailings management. Monitoring instrumentation will be used to monitor dam deformation and dam settlement during both operation and post-closure.

TMF water will be pumped from the tailings pond/reclaim pond directly to the mill for reuse and hence forms a closed circuit without contact with other water bodies. Collection ditches and ponds will be located at topographical low points around the TMF perimeter to collect runoff and seepage. In the ultimate TMF configuration there will be six collection ponds. The ponds will lead the seepage to the reclaim pond by gravity (or by pumping in some cases) for recirculation to the process plant.

Water quality will be monitored in the process water (before and after cyanide destruction) prior to discharge to the TMF. Water quality will also be monitored in the TMF settling pond, reclaim pond, and in the seepage collection system. Groundwater quality will be monitored at wells to be installed downgradient of the TMF seepage collection system to confirm that seepage from the TMF is being captured in the seepage collection system.

A watercourse realignment system has been designed to redirect water around the mine facilities to enable excavation and dewatering of the open pit.

Four pit protection dams will be constructed either within existing lakes, in shallow water, or at currently dry locations along the eastern periphery of Clam Lake. These dams will protect water from entering the pit area. Two realignment channels will reroute the existing watercourses that will be overprinted by the open pit. In compensation of the loss of Côté Lake, a new lake will be created southeast of the open pit.

A polishing pond east dam will be constructed in the Three Duck Lakes (Upper) area to delineate the lake from the polishing pond area. The Côté Lake dam is required to facilitate early dewatering of Côté Lake and separate the Three Duck Lakes system from Côté Lake. A storm/mine water pond near the process plant will receive pumped inflows from the pit, the polishing pond when required, and runoff from the process plant site. Runoff from the ore stockpiles and MRA will report to the polishing pond via perimeter ditches.

Closure of the Côté Gold Project will be governed by the Ontario Mining Act and its associated regulations and codes. IAMGOLD has prepared a closure plan in accordance with the legislative requirements in tandem with the 2018 Feasibility Study. This plan details measures for temporary suspension, care and maintenance and closure of the Project, including determining financial assurance required to implement the Closure Plan.

Conventional methods of closure are expected to be employed at the site. The closure measures for the TMF will be designed to physically stabilize the tailings surface to prevent erosion and dust generation. The pit will be allowed to flood, and the natural flow of the realigned water bodies will be re-established to the extent practicable. Revegetation will be carried out using non-invasive native plant species. Monitoring at appropriate sampling locations, including those established during baseline studies and operations, will be conducted after closure to confirm performance.

ENDM requires financial assurance for implementation of the closure plan. A closure cost estimate is included in the Base Case operating cost estimate.

Permitting Activities

Most mining projects in Canada are reviewed under one or more environmental assessment processes whereby design choices, environmental impacts and proposed mitigation measures are compared and reviewed to determine how best to proceed through the environmental approvals and permitting stages. Entities involved in the review process normally include government agencies, municipalities, Aboriginal groups, the general public and other interested parties.

Three primary Provincial agencies will be involved with Project approvals/permits:

  Ministry of Energy, Northern Development and Mines;

  Ministry of Natural Resources and Forestry; and

  Ministry of Environment, Conservation and Parks.

Additional agencies that may be involved in permitting include:

  Ontario Energy Board;

  Ministry of Transportation;

  Infrastructure Ontario;

  Ministry of Tourism, Culture and Sport;

  Fisheries and Oceans Canada;

  Environment and Climate Change Canada;

  Natural Resources Canada;

  Transport Canada; and

  NAV CAN.

Social Considerations

IAMGOLD has actively engaged local and regional communities, as well as other stakeholders, to gain a better understanding of their issues and interests, identify potential partnerships, and build social acceptance for the Project. Stakeholders involved in Project consultations to date include those with a direct interest in the Project, and those who provided data for the baseline studies. The involvement of stakeholders will continue throughout the various Project stages. The range of stakeholders is expected to increase and evolve over time, to reflect varying levels of interest and issues.

As part of the Provincial conditions of the environmental assessment approval, IAMGOLD will develop and submit a Community Communication Plan to the responsible Provincial ministry, outlining its plan to communicate with stakeholders through all phases of the Project.

IAMGOLD plans to work with the community of Gogama to collaborate on the development of a socioeconomic management and monitoring plan to manage potential socio-economic effects of the Project (both adverse and positive).

An understanding of the Indigenous communities potentially interested in the Project was first developed through advice from the ENDM to Trelawney in a letter dated August 19, 2011, and through advice from the CEAA based on information provided by Aboriginal Affairs and Northern Development Canada (now Indigenous and Northern Affairs Canada). IAMGOLD sought further direction from both Provincial and Federal Crown agencies on the potentially-affected communities.

Based on Federal and Provincial advice and information gathered through engagement activities, IAMGOLD engaged a range of Indigenous groups during the preparation of the EA. Based on consultation efforts since the start of the Project, and on groups expressing a continued interest, IAMGOLD has continued to engage the identified communities through information sharing (e.g., newsletters, notices, invitations to open houses), and has focused on actively engaging affected communities identified through the EA process. IAMGOLD continues to negotiate Impact Benefit Agreements with Mattagami First Nation, Flying Post First Nation and the Métis Nation of Ontario (Region 3).

In addition, a process and funding agreement has been reached between IAMGOLD, Mattagami First Nation and Flying Post First Nation related to the communities’ involvement through the review of the EER and required regulatory permit applications to advance the Project.

As part of the Provincial and Federal conditions of approval, IAMGOLD will develop and submit an Indigenous Consultation Plan to the responsible government departments, outlining the Project’s plan to consult with identified Indigenous groups throughout all phases of the Project. There is a requirement that IAMGOLD consult all identified Indigenous groups as part of the development of this plan.

IAMGOLD has committed to work with the communities of Mattagami First Nation and Flying Post First Nation to collaboratively develop a socio-economic management and monitoring plan to manage potential socioeconomic effects of the Project (both adverse and positive).

xii)        Capital and Operating Costs

Capital Costs

The estimate addresses the Base Case mine, process facilities, ancillary buildings, infrastructure, water management and tailings facilities scope, and includes:

  Direct field costs of executing the Base Case including construction and commissioning of all structures, utilities, and equipment;

  Indirect costs associated with design, construction and commissioning; and

  Provisions for contingency and owner’s costs.

The estimate was prepared in accordance with the AACE International Class 3 Estimate with an expected accuracy of +15 per cent / -10 per cent of the final Project cost.

Cost estimates are expressed in third-quarter 2018 US dollars with no allowances for escalation, currency fluctuation or interest during construction. Costs quoted in Canadian dollars were converted to US dollars at an exchange rate of US$1 = C$1.30.

Capital cost estimates for surface facilities include the construction and installation of all structures, utilities, materials, and equipment as well as all associated indirect and management costs. The capital cost includes contractor and engineering support to commission the process plant to ensure all systems are operational. At the point of hand-over of the plant to IAMGOLD’s operations group, all operational costs, including ramp-up to full production, are considered as operating costs. The capital cost estimate is based on a 30-month Project development schedule starting upon closure plan approval.

The construction capital cost, summarized in Table 1 below, for the Base Case is estimated to be $1,236 million, inclusive of allowances for owner’s costs and contingency of $27 million and $100 million, respectively. Additional indirect costs for operational readiness and the other owner’s fees totalling $45 million result in a total Base Case initial capital cost of $1,281 million.

Some of the larger capital expenditures are amenable to capital financing. The majority of the initial mining fleet, having an approximate initial capital cost of $142 million, can be financed using capital lease agreements with vendors. Inclusive of a down-payment of 0–15 per cent of the purchase value paid at placement of order and interest payments incurred during the construction period, capital leases reduce the capital cost by approximately $134 million, resulting in a total construction capital of $1,101 million and a total initial capital cost of $1,147 million net of mining equipment leasing. The Base Case capital cost taking into account leases of mining equipment is shown in Table 2.

Sustaining costs (including capital leases) over the LOM are estimated to total $527 million.

Reclamation and closure costs are estimated at $63 million, net of security bond fees and an allowance for equipment and materials salvage at the end of mine life.

Base Case Initial Capital Cost Estimate Summary

Area	Description	Cost, US$ M
	Mining	323
	On-site infrastructure	143
Direct costs	Processing plant	346
	Tailings	67
	Off-site facilities	42
	Total direct costs	921
Indirect costs	Indirects	188
	Owner’s costs	27
	Contingency	100
	Total indirect costs	315
Total construction capital		1,236
Additional indirect costs		45
Total initial capital cost		1,281

Base Case Initial Capital Cost Estimate Summary With Leased Mining Equipment

Area	Description	Cost, US$ M
	Mining	188
	On-site infrastructure	143
Direct costs	Processing plant	346
	Tailings	67
	Off-site facilities	42
	Total direct costs	786
	Indirects	188
Indirect costs	Owner’s costs	27
	Contingency	100
	Total indirect costs	315
Total construction capital		1,101
Additional indirect costs		45
Total initial capital cost		1,147

Operating Costs

Mining quantities were derived from first principles and mine-phased planning to achieve the planned production rates. Process operating costs estimates were developed from first principles, metallurgical testwork, IAMGOLD’s salary and benefit guidelines and recent vendor quotations, and benchmarked against historical data for similar process plants. General and administrative costs were developed from first principles and benchmarked against similar projects. Reclamation and closure costs are estimated based on a detailed closure cost estimate prepared by SLR Consulting Canada Ltd., adjusted to include an allowance for security bond fees and a credit at the end of mine life to account for the estimated salvage value of equipment and materials.

Total operating costs for the Base Case over the LOM are estimated to be $2,947 million.

Mining and processing costs represent 46 per cent and 44 per cent of this total, respectively. Average operating costs are estimated at $14.52/t of processed ore. Operating cost estimates exclude any allowances for contingencies.

Base Case Total Operating Costs

Cost Area	Total, US$ M	Percent of Total
Mining operating	1,366	46
Processing	1,283	44
G&A	298	10
Total	2,947	100

Base Case Average Unit Operating Costs

Cost Area	US$/t of processed ore
Mining	6.73
Processing	6.32
G&A	1.47
Total	14.52

Economic Analysis

The results of the economic analysis for the Base Case represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Forward-looking statements in the Côté Gold Report include, but are not limited to, statements with respect to future gold prices, the estimation of mineral resources and mineral reserves, the estimated mine production and gold recovered, the estimated capital and operating costs, and the estimated cash flows generated from the planned mine production. Actual results may be affected by: (i) potential delays in the issuance of permits and any conditions imposed with the permits that are granted; (ii) differences in estimated initial capital costs and development time from what has been assumed in the 2018 Feasibility Study; (iii) unexpected variations in quantity of ore, grade or recovery rates, or presence of deleterious elements that would affect the process plant or waste disposal; (iv) unexpected geotechnical and hydrogeological conditions from what was assumed in the mine designs, including water management during construction, mine operations, and post mine closure; (v) differences in the timing and amount of estimated future gold production, costs of future gold production, sustaining capital requirements, future operating costs, assumed currency exchange rate, requirements for additional capital, unexpected failure of plant, equipment or processes not operating as anticipated; (vi) changes in government regulation of mining operations, environment, and taxes; and (vii) unexpected social risks, higher closure costs and unanticipated closure requirements, mineral title disputes or delays to obtaining surface access to the property, among others.

The Base Case has been evaluated using DCF analysis. Cash inflows consist of annual revenue projections. Cash outflows consist of initial capital expenditures, sustaining capital costs, operating costs, taxes, royalties, and commitments to other stakeholders. These are subtracted from revenues to arrive at the annual cash flow projections. Cash flows are taken to occur at the end of each period. To reflect the time value of money, annual NCF projections are discounted back to the Base Case valuation date using the yearly discount rate. The discount rate appropriate to a specific project can depend on many factors, including the type of commodity, the cost of capital to the Base Case, and the level of Base Case risks (e.g., market risk, environmental risk, technical risk and political risk) in comparison to the expected return from the equity and money markets. The base case discount rate for the 2018 Feasibility Study is 5 per cent, which has been commonly used to evaluate gold projects. The discounted present values of the cash flows are summed to arrive at the Project’s NPV. In addition to the NPV, the IRR and the payback period are also calculated. The IRR is defined as the discount rate that results in an NPV equal to zero. The payback period is calculated as the time required to achieve positive cumulative cash flow for the Base Case from the start of production.

The 2018 Feasibility Study Base Case assumes that the doré will be picked up from site and delivered by the Royal Canadian Mint (the “Mint”) to their refinery in Ottawa. An indicative quote for transportation, insurance and refining was received from the Mint estimating costs at approximately $1.75/oz Au, which has been used in the Base Case cashflow model.

Working capital modelling cash outflow and inflows are included in the Base Case model. The calculations are based on the assumptions that accounts payable will be paid within 45 days and accounts receivable received within 30 days, with an additional allowance for $15 million in materials and supplies inventory, $2 million in reagents inventory, and $1.7 million in gold inventory held in carbon within the process plant. Initial working capital is estimated at approximately $36 million in the first year of production.

Royalties range from 0 per cent to a maximum of 1.5 per cent depending on the source of the ore within the pit. They are estimated to approximately $68 million over the life of the Base Case. Owner’s other costs consist of allowances to meet commitments to stakeholders. They are estimated at approximately $243 million over the Base Case LOM.

Taxation considerations included in the financial model comprise Provincial and Federal corporate income taxes and Ontario Mineral taxes. While the pre-tax results of the Côté Gold joint venture will be reported for income and mining tax purposes on a 70/30 basis, the after-tax results in the economic analysis should not be viewed on the basis of a 70/30 relationship. That is, differences in the underlying tax attributes of each of the corporate co-venturers will produce actual tax results for each co-venturer that differ from a simple 70/30 split of the total tax expenses generated in the model.

Two economic analysis scenarios for the Base Case have been considered, one which includes the leasing of mining equipment, and one that does not.

The scenario which does not assume that mining equipment will be leased has an after-tax NPV 5 per cent of $788 million. The after-tax IRR is 14.5 per cent. The after-tax payback of the initial capital investment is estimated to occur 4.5 years after the start of production.

The LOM total cash cost is $594/oz Au derived from mining, processing, on-site general and administrative expenses, refining, doré transportation and insurance, royalties, other owner’s costs and Provincial mining tax costs per ounce payable.

The AISC is $668/oz Au derived from total cash costs plus sustaining capital (including interest on capital leases), and reclamation and remediation costs.

The scenario which includes the assumption that mining equipment will be leased has an after-tax NPV 5 per cent of $795 million. The after-tax IRR is 15.2 per cent. The after-tax payback of the initial capital investment is estimated to occur 4.4 years after the start of production.

The LOM total cash cost is $594/oz Au derived from mining, processing, on-site general and administrative, refining, doré transportation and insurance, royalties, owner’s other costs and Provincial mining tax costs per ounce payable.

The AISC is $694/oz Au derived from total cash costs plus sustaining capital (including interest on capital leases), and reclamation and remediation costs.

In both AISC presentations, AISC as reported is based solely on costs associated with the Base Case and does not take into account any other corporate costs not directly associated with the Base Case.

2.          Mining Activities – International

2.1        Africa: Burkina Faso – Essakane Mine

Unless stated otherwise, the information in the sections below (other than the information under the headings “Essakane Mining Convention” and “Mining Legislation and Permits”) are based upon the technical report (the “Essakane Report”) entitled “Technical Report on the Essakane Gold Mine Heap Leach Pre-Feasibility Study, Sahel Region, Burkina Faso” dated July 19, 2018 (effective June 5, 2018), prepared by Vincent Blanchet, ing. (Geological Engineer, IAMGOLD Corporation), Philippe Chabot, ing. (Mine optimization expert, IAMGOLD Corporation), Stéphane Rivard, ing. (Director Metallurgy, IAMGOLD Corporation), Denis Isabel, ing. (Director Health Safety and Sustainability, IAMGOLD Essakane SA), Luc-Bernard Denoncourt, ing. (Projects Manager, IAMGOLD Corporation), Travis J. Manning, P.E. (Senior Engineer, Kappes, Cassiday & Associates), Edward Saunders, P.Eng. (SRK Consulting (Canada)), Cam Scott, P. Eng (Principal Consultant (Geotechnical Engineering), SRK Consulting (Canada) Inc.), Edith Bouchard Marchand, ing. (Process Engineer, Soutex) and Réjean Sirois, ing. (Vice President Geology and Resources, G Mining Services Inc.) (collectively the “Essakane QPs”). Reference should be made to the full text of the Essakane Report which is available for review on SEDAR at www.sedar.com.

i)        Mining Legislation and Permits

The mining and exploration permits comprising the Essakane mine are subject to the 2015 Mining Code No.3 036-2015/CNT, dated June 26, 2015 of Burkina Faso (the “Burkina Faso Mining Law”). The Essakane Exploration Permits (defined in Section 2.1 ii) of Item III below) are considered to be exploration permits as defined under the Burkina Faso Mining Law. The Burkina Faso Mining Law gives the exploration permit holder the exclusive right to explore for the minerals requested on the surface and in the subsurface within the boundaries of the exploration permit.

The exploration permit also gives the holder the exclusive right, at any time, to convert the exploration permit into a mining exploitation permit in accordance with the law. Exploration permits are valid for a period of three years from the date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years; however, on the second renewal, at least 25 per cent of the original area must be relinquished. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the mining reserves have been depleted. Pursuant to Article 21 of the Burkina Faso Mining Law, mining permits are treated as real property rights with complete rights of mortgage and liens. Both exploration and mining permits are transferable rights subject to the consent of the Ministry of Mines of Burkina Faso. Pursuant to article 78 of the Burkina Faso Mining Law, only holders of mining exploitation permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. As a result, IAMGOLD Essakane S.A. is required to maintain a reserve for future reclamation in connection with the Essakane Mining Permit (defined in Section 2.1 ii) of Item III below). The Burkina Faso Mining Law also guarantees a stable fiscal regime for the life of any mine developed. The Burkina Faso Mining Law also provides that work towards development and mining must be started within two years from the date a mining permit is granted and must conform to the feasibility study.

All mining exploitation permits in Burkina Faso are subject to a ten per cent carried ownership interest to the benefit of the Government of Burkina Faso. In addition, once a mining convention is signed and an exploitation license is awarded by the government, a royalty applies on a graduated basis based on the prevailing gold price.

The royalty rate is set at 3 per cent if the gold price is less than $1,000/oz, 4 per cent if the gold price lies between $1,000/oz and $1,300/oz, and 5 per cent if the gold price is greater than or equal to $1,300/oz.

The mining convention guarantees stabilization of financial and customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The Burkina Faso Mining Law states that no new taxes can be imposed with the exception of mining duties, mining taxes and mining royalties. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

The new Burkina Faso Mining Code was approved by the transitional government and came into effect on June 16, 2015. The application decrees were completed in 2017 and the Burkina Faso Mining Code is operational. The changes to the Burkina Faso Mining Code include the introduction of a 1 per cent levy on revenues derived from business in Burkina Faso to serve local community development, the elimination of the reduced corporate tax rate, resulting in a tax increase from 17.5 to 27.5 per cent and a priority dividend payable to the State of Burkina Faso; however, the new Mining Code does not apply to the Essakane mine.

ii)        Property Description, Location

The Essakane mine straddles the boundary of the Oudalan and Seno provinces in the Sahel region of Burkina Faso and is approximately 330 kilometres northeast of the capital, Ouagadougou. It is situated approximately 42 kilometres east of the nearest large town and the provincial capital of Oudalan, Gorom Gorom, and near the village of Falagountou to the east. All the Essakane Exploration Permits and the Essakane Mining Permit are located on contiguous ground.

The Essakane main zone deposit (the “EMZ deposit”) and the Falagountou resource (together, the “Essakane Mining Permit”) are located within a 100.2 –square-kilometre mining exploitation permit area. The permit area is currently surrounded by seven exploration permits (the “Essakane Exploration Permits”) totalling 1,260.59 square kilometres. Five of the seven Essakane Exploration Permits were granted by the Ministry of Mines Quarries and Energy (the “Minister”) in November 2009 for an initial three-year term ending November 2012, and were approved for renewal by the Minister for a first three-year term on December 18, 2012. The request for a second renewal was submitted to the Minister on August 18, 2015. For three exploration permits, 25 per cent of the initial surface area will be relinquished, whereas for two, a special request was submitted to the Minister to keep the original surface area. The sixth Essakane Exploration Permit (the “Korizena permit”) was also approved for renewal for a second three-year term on December 18, 2012 and 25 per cent of the original area covered by that permit was relinquished. An application for a new permit on the relinquished area was subsequently filed and approved by the Minister on May 6, 2013. On the same date, all of the taxes due were paid. On August 18, 2015, a request for extending the actual surface area of the sixth permit for another of three year period was submitted to the Minister. The seventh permit was granted on May 6, 2013 by the ministerial decree 2013/000076/MME/SG/DGMGC, and subsequently renewed in late 2016.

The application for the second renewal was submitted to the Minister on August 18, 2015. For three exploration permits (Dembam 2, Gomo 2 and Alkoma 2), 25 per cent of the initial surface was relinquished. Regarding Gossey 2 and Lao Gountouré 2, a special request was submitted to the Minister to keep the original surface and the Company requested an extension with respect to the surface of Korizena for another period of three years. At the completion of the renewal process, the total surface area will be 1,093.19 square kilometres.

iii)        Type of Mineral Tenure

The Essakane Exploration Permits are in good standing. Pursuant to the Burkina Faso Mining Law, each mining exploitation permit application requires a separate feasibility study, but there is precedent in Burkina Faso for variations to this rule. The total entitlement of an exploration permit is nine years. Exploration permits are guaranteed by the Burkina Faso Mining Law, provided the permit holder complies with annual exploration expenditures and reporting requirements. The Burkina Faso Mining Law provides for an exploration permit to be superseded by a mining permit.

IAMGOLD acquired Orezone Resources Inc. (“Orezone Resources”) in 2009, and the Essakane mine was transferred to IAMGOLD Essakane S.A. A title opinion prepared by a lawyer in Burkina Faso, dated February 23, 2009, confirmed that six exploration permits for the property comprising the Essakane mine as well as an industrial large gold mine exploitation permit were granted by the Minister under the mining laws of Burkina Faso to, among other subsidiaries of IAMGOLD, IAMGOLD Essakane S.A.

IAMGOLD Essakane S.A. is a Burkinabé company created for the purpose of developing and operating the Essakane mine. The entity’s name was changed to IAMGOLD Essakane S.A. on July 5, 2012. The Company owns 90 per cent of the outstanding shares of IAMGOLD Essakane S.A., while the Government of Burkina Faso has a 10 per cent free-carried interest in the outstanding shares of IAMGOLD Essakane S.A. The Government of Burkina Faso also collects a royalty of between three and five per cent, depending on the current price of gold, and various other taxes and duties on the imports of fuels, supplies, equipment and outside services as specified in the Burkina Faso Mining Law.

iv)        Essakane Mining Convention

In July 2008, the mining convention (the “Essakane Mining Convention”) for the Essakane mine was signed by the Government of Burkina Faso and IAMGOLD Essakane S.A. Pursuant to a condition contained in a bridge loan facility agreement entered into by Orezone Essakane Limited, IAMGOLD Essakane S.A. was required to re-execute the Essakane Mining Convention in September 2008. The Essakane Mining Convention acts as a stability agreement in respect of mining operations by, among other things, transferring the state-owned mineral rights to a mining company. The Essakane Mining Convention clarifies the application of the provisions of the Burkina Faso Mining Law with respect to IAMGOLD Essakane S.A. by describing the Government of Burkina Faso’s commitments and operational tax regime and the obligations of IAMGOLD Essakane S.A. to the Government of Burkina Faso. The Essakane Mining Convention cannot be changed without the mutual agreement of both parties. Pursuant to the Essakane Mining Convention, IAMGOLD Essakane S.A. is to carry out its operations in furtherance of, and in accordance with, the 2007 Essakane FS and the EA. The Essakane Mining Convention is valid from the date of issuance for a period of 20 years and is renewable for the full life of the Essakane Mining Permit. Thereafter, the Essakane Mining Convention is renewable at the request of either of IAMGOLD Essakane S.A. or the Government of Burkina Faso for one or more periods of 10 years each, subject to the provisions of the Burkina Faso Mining Law.

The Essakane Mining Convention stabilizes and governs specific details relating to fiscal policy, taxation, employment, land and mining guarantees, customs and currency exchange regulations and environmental protection in accordance with the Burkina Faso Mining Law.

In accordance with Burkina Faso’s statutory requirements and international best practices, the EA had been submitted to the Burkina Faso Minister of the Environment on August 8, 2007. After review and public consultations, the environmental permit (the “Essakane Environmental Permit”) for the Essakane mine was issued by the Minister of the Environment on November 30, 2007.

v)        Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Essakane mine area and specifically the area surrounding the EMZ deposit are characterized by relatively flat terrain sloping gently towards the Gorouol River to the north of the EMZ deposit. The average elevation over the mine site is 250 metres above sea level. Vegetation consists mostly of light scrub and seasonal grasses. Access to and from the capital Ouagadougou is by paved road and then by laterite road and within the exploration permits, access is by way of local tracks and paths. Deforestation has been significant, particularly in the area surrounding the original village of Essakane.

There are no major commercial activities in the project area and economic activity is confined to subsistence farming and artisanal mining. There are no operating rail links and all transport is by road or by air using an aircraft owned and operated by IAMGOLD Essakane S.A. The climate is typically sahelian and with the temperature ranging from 10oC to 50oC. A wet season occurs between late May and September, with mean annual rainfall of approximately 397.5 millimetres. Surface rights in the area of the Essakane Mining Permit belong to the State of Burkina Faso. Utilization of the surface rights is granted by the Essakane Mining Permit under condition that the current users are properly compensated. Electricity to the EMZ deposit is provided by on-site heavy fuel oil generators and solar power; satellite communication is also available at the Essakane mine. Water is pumped from wells (boreholes) in sufficient quantities for exploration drilling and the mining camp. A 26 MW power plant, fuelled with heavy fuel oil was built for the first production phase. Another 31 MW of capacity was added in 2013 to power the expanded milling circuit. In 2018, a new photovoltaic solar farm was commissioned. This power plant will provide 15 MW to the Essakane mine without any carbon-emission and will help to reduce the reliance on fossil fuels. The main sources of water are the Gorouol River during the rainy season and well fields around the Essakane pit and near the Gorouol River.

The Essakane mine initiated local training programs for artisans and unskilled labour was sourced locally with skilled labour drawn from Burkina Faso at large. Up to 150 expatriates from North America and Europe were required in the initial years of production, but that number decreased as Burkinabé workers acquired the expertise and experience to replace the expatriate employees.

The TSF is located southwest of the open pit mine and processing plant. The main mine waste storage facility is located east of the open pit mine. Other waste disposal sites are being considered for future use.

vi)        History

The EMZ deposit has been an active artisanal mining site since 1985. Heap leach processing of gravity rejects from the artisanal winnowing and washings was carried out by Compagnie d’Exploitation des Mines d’Or du Burkina (“CEMOB”) during the period from 1992-1999. From available records located in Burkina Faso, CEMOB placed 1.01 million tonnes of material at an average grade of 1.9 g/t Au and achieved 73 per cent recovery. It is estimated that 2,500,000 ounces of gold have been extracted from the local area since 1992. At its peak, up to 15,000 artisanal miners worked the EMZ deposit.

The Bureau des Mines et de la Géologie du Burkina undertook regional mapping and geochemical programs and arranged and financed the program of heap leach test work between 1989 and 1991. The heap leach facility was constructed in 1992 and produced 18,000 ounces in 1993, but averaged between 3,000 and 5,000 ounces per year. Serious efforts were also made to leach saprolite from the EMZ deposit, but based on verbal accounts, leaching failed because of high cement consumption and solution blinding in the heaps.

CEMOB was granted the Essakane mining exploration permit in 1991. The permit covered most of the area, which is now included within the Essakane mine (excluding the Gomo permit). BHP Minerals International Exploration Inc. (“BHP”) assisted CEMOB and explored the area from 1993 to 1996 under a proposed joint venture earn-in. BHP excavated and sampled 26 trenches (for 4,903 metres) along the EMZ deposit. Scout RC drilling was completed (including on the Falagountou and Gossey prospects), followed by RC drilling (7,404 metres of vertical holes on a 100 metre by 50 metre grid) and a few DD holes (1,462 metres) in the main area of artisanal mining on the EMZ deposit.

Upon CEMOB going into liquidation in 1996, Coronation International Mining Corporation (“CIMC”) secured title and in July 2000, six new Essakane licenses were granted to CIMC. In September 2000, CIMC entered into an option agreement with Ranger Minerals (“Ranger”) pursuant to which Ranger undertook an exploration program, focusing on intensive RAB and RC drilling of an oxide resource between October 2000 and June 2001. RAB drilling (12,867 metres) was used to locate drill targets at Essakane North, Essakane South, Falagountou and Gossey. Follow-up RC drilling at the EMZ deposit amounting to 22,393 metres was completed along with 1,070 metres of DD on twins and extensions. Ranger mapped and sampled veins in the BHP trenches.

In April 2007, Orezone Resources, Orezone Inc., Orezone Essakane Limited, Gold Fields Essakane (BVI) Limited (“GF BVI”), Orogen Holdings (BVI) Limited and Essakane (BVI) Limited entered into a members agreement and also set out the terms and conditions on which the parties would form a joint venture. GF BVI earned a 50 per cent interest in Essakane (BVI) Limited by spending the requisite $8 million on exploration. It increased its ownership to 60 per cent in the Essakane mine when it gained a further ten per cent interest in Essakane (BVI) Limited after Essakane (BVI) Limited completed the Essakane Feasibility Study on September 11, 2007. In October 2007, Orezone Resources entered into an agreement with GF BVI to acquire its 60 per cent interest in the Essakane mine in consideration for $200 million, with $150 million in cash and $50 million in Orezone Resources shares. The transaction closed on November 26, 2007 and Orezone Resources became the operator and owner of a 100 per cent interest in the Essakane mine subject to the interest of the Burkina Faso government.

After obtaining the Essakane Environmental Permit, the Essakane mining permit was granted, which resulted in the transfer of the Essakane mine to IAMGOLD Essakane S.A.

Orezone Resources was the project operator at the Essakane mine from July 2002 through December 2005. The 2006 project development exploration program on the deposit was carried out by GF BVI and focused on quality of gold assay, quality of geological modelling and quality of mineral resource estimate. Commercial production started on July 16, 2010.

vii)        Geological Setting

The Essakane mine is situated in the Paleoproterozoic Oudalan-Gorouol greenstone belt in northeast Burkina Faso. The local stratigraphy can be subdivided into a succession of lower-greenschist facies meta-sediments (argillites, arenites and volcaniclastics), conglomerate and subordinate felsic volcanics, and an overlying Tarkwaian-like succession comprising siliciclastic meta-sediments and conglomerate. Each succession contains intercalated mafic intrusive units that collectively comprise up to forty per cent of the total stratigraphic section.

The region preserves evidence for at least two regional deformational events. D1 structural elements such as the Essakane host anticline are refolded by a series of North-Northeast-trending F2 folds. Later localized deformation occurs near the margin of a calc-alkaline batholith in the south of the project area. The Markoye Fault trends North-Northeast through the western portion of the project area and separates the Paleoproterozoic rocks from an older granite-gneiss terrane to the west.

viii)        Mineralization

The Essakane mine deposit is an orogenic gold deposit characterized by quartz-carbonate stockwork vein arrays and is hosted by folded turbidite succession of arenite and argillite. Gold occurs as free particles within the veins and is also intergrown with arsenopyrite +/- tourmaline on vein margins or in the host rocks. The gold particles occur without sulphides in the weathered saprolite. The gold is free-milling in all associations. The highest concentration of quartz veins and gold mineralization occurs in the 50-70 metre thick ‘main arenite unit’, and spatially in the hinge zone and eastern fold limb of the host anticline.

There are two distinct structural controls on gold mineralization: (i) gold associated with bedding parallel deformation; and (ii) gold associated with structures formed by the anticlinal folding event. The vein arrays are complex and consist of: (i) early bedding parallel laminated quartz veins; (ii) late steep extensional quartz veins; and (iii) pressure solution cleavage (with pressure solution seams normal and parallel to bedding).

Alteration in the host arenite unit typically consists of a sericite > carbonate > silica ± albite ± arsenopyrite ± pyrite assemblage. Arsenopyrite and pyrite occur within and adjacent to quartz veins or are disseminated throughout areas of wallrock alteration. Traces of chalcopyrite, pyrrhotite, galena and hematite can occur with the arsenopyrite. Gold occurs as free particles within the veins and also as intergrowths in arsenopyrite on vein margins or in the host rocks. The regolith profile within the deposit area consists of one to three metres of laterite, a 30 to 50 metre thick upper saprolite zone and a 10 to 30 metre thick lower saprolite zone that is underlain by competent rock. The Essakane mine deposit has a strike length of 2,500 metres and is open at both sides although economic mineralization follows the fold plunge to become progressively deeper.

ix)        Drilling

Orezone Resources and GF BVI drilled 20,364 metres of oriented HQ diameter core between September 2005 and June 2006 for the project development and feasibility study program. IAMGOLD Essakane S.A.’s drilling objectives include infilling drill to upgrade inferred resources, expanding the resource inventory and better understanding the geology and controls on mineralization to advance geological modelling and improve the quality of assay samples.

x)        Sampling Method & Quality Control

Most of the drill holes are sampled at one metre intervals. Core is sawed in two and one half sent for assaying when the hole is either outside the MII pit shell or selected by the geologist. Otherwise the entire length sample is crushed and pulverized. The entire sample is crushed to 95 per cent passing 2 millimetre in a Terminator or Boyd crusher. It is then split in 12 parts in a rotary splitter and a 1.2 kg sub-sample is pulverized to 95 per cent passing 105 microns with LM-5 or with LM-2 mills. A 1,000 g sub-sample is assayed by LeachWELL rapid cyanide leach over 12 hours with an atomic absorption finish. Initially, 10 per cent of assays that returned over 0.3 ppm had their solid residues re-assayed using fire assay. This percentage has been raised to 25 per cent in 2016. In addition, 10 per cent of assays below 0.3 ppm Au are re-assayed by fire assay. It is noted that all Keegor mills have been replaced with LM-5 mills, however, they are still available during rush periods.

All crushing and pulverizing rejects are returned to and stored at the resource development facility where 20 per cent are later selected for check assaying at a commercial laboratory in Ouagadougou using the same protocol. Check samples are selected on the basis of the presence of arsenopyrite mineralization regardless of the original grade. It was found that choosing the check samples based on the mine laboratory assay results alone resulted in a selection bias (i.e., over a long term, check samples, on average, returned lower values than the mine laboratory’s results).

Since the acquisition of IAMGOLD Essakane S.A. by IAMGOLD in 2009, all assays were carried out using the LeachWELL method on 1 kg samples followed with fire assay of the tails when the grade was higher than 5 g/t Au. However, the assaying protocol has been adjusted over the years to make it more appropriate as the understanding of the deposit increased.

RC drilling is carried out using 140 millimetre (5.5 in.) diameter holes with 1 metre sample intervals. The 7 kg field split is dried and pulverized to 95 per cent passing 500 microns in Keegor mills. Occasionally, when the sample is comprised of coarse particles, crushing is performed through a Terminator or Boyd Crusher prior to the pulverization stage. The sample is split in a rotary divider until two sub-samples weighing 1 kg each are obtained. One sub-sample is pulverized to 95 per cent passing 500 microns and 1,000 g sample is assayed by LeachWELL rapid cyanide leach. Similar to the DD samples, 10 per cent of samples grading above 0.3 ppm Au and 5 per cent of samples grading below 0.3 ppm Au have their solid residues selected for re-assay using fire assay analysis method.

Approximately 20 per cent of the crushed RC pulps are sent to ALS CHEMEX and SGS in Ouagadougou, for check assaying.

In 2014, revisions were made to the preparation protocols in order to address concerns raised by the Agoratek sampling consultant. The main concerns addressed were the mass of RC samples and the pulverization size. On the initial protocol the RC sample mass submitted to pulverization was 1.2 kg. Also, pulp duplicate are send to the external laboratory instead of coarse duplicate. The quantity of water and the rolling time have been revised as well.

The revisions included changing the pulverization size from P90 of 75 microns to P95 of 500 microns for RC samples (to avoid flattening of coarse gold) and matching preparation and assaying protocols of the primary (mine) laboratory and the check laboratory, particularly concerning the amount of water used in the LeachWELL leaching stage and the time the bottles were rolled.

IAMGOLD Essakane S.A. is using a QA/QC system which involves insertion of CRMs supplied by Rocklabs Limited and locally sourced blanks. The CRMs were selected based on the range of gold grades and type of material to be submitted to the laboratory (oxide or sulphide sample).

Standards (100 g weight) are inserted at a rate of one standard per 20 samples. Results for every batch of CRMs, reported by the assay laboratory, are assessed by IAMGOLD’s database manager prior to upload of any assay data into the SQL database. The average of the CRM results for each batch is reported to the laboratory manager in a qualitative way by e-mail (trends showing over or underestimation; evidence for poor instrumental drift corrections; differences occurring at operator shift changes, etc.). Records of these assessments are stored in the IAMGOLD Essakane S.A. database.

Blanks consist of coarse granite sourced from the west of Burkina Faso. They are inserted at a rate of one blank per 20 samples, mostly within the expected mineralized interval. Formerly, barren quartz was used as blank material. One kilogram bags of granite blank material are inserted into the sample stream and prepared in the same way as any other RC or DD sample.

The field duplicates insertion rate is 1 per 20 samples and 20 per cent of pulps are selected for external laboratory checking.

The failure criteria are as follows:

  The standard is considered to have failed when it is outside ±3 standard deviations.
  Blanks are considered to have failed when the assay grade is greater than ten times the detection limit (D.L =0.001 g/t Au).
  Duplicate precision has been recommended after the construction of a ranked Half Absolute Relative graph.

In respect of sample security, following IAMGOLD’s acquisition of Orezone Resources and the Essakane mine in 2009, all drill samples were collected under direct supervision of the project staff from the drill rig and remained within the custody of the staff up to the moment the samples were delivered to the mine site laboratory.

Samples, including duplicates, were delivered from the drill rig to a secure storage area within the fenced Essakane mine core facility. Then blanks and certified reference materials were inserted. Chain of custody procedures consisted of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Sample security has relied upon the fact that the samples are always attended or locked in appropriate sample storage areas prior to dispatch to the sample preparation facility.

xi)        Data Verification

Different procedures have been put in place to collect information depending on the exploration method used. In general, field collection of data is entered on paper forms at the drill site and is then transcribed into Excel worksheets at the exploration office (one worksheet per hole).

Since 2013, field data has been entered directly into a laptop using Maxwell GeoServices’ LogChief geological database software and thereafter synchronized and transferred into the central database. This procedure is also followed for logging core and RC chips at the exploration office.

Data validation is carried out by the project or database geologist only after all data entry for the hole has been completed. Another set of data validation (such as invalid from and to, out of range, or invalid type values) is run on the data once it has been imported into DataShed. A separate set of validation steps is followed for the assay data after it is imported into DataShed. All paper copies of logs and assay certificates in PDF and Excel format are archived for future reference.

Prior to any resource estimation work, 20 per cent of the content of the database is validated. Holes are randomly selected and the following fields are inspected for possible discrepancies: survey, assays, and lithology. Azimuth and dips are investigated for possible errors. The length fields of drill holes in the “Header” tab versus the final survey measurements are verified. A crosscheck of all samples of the selected drill holes is carried out between laboratory certificates and assay values in the GEOVIA GEMS database to make sure that all gold assay intervals match the laboratory certificates. Investigations are carried out on the lithological information as well.

xii)        Mineral Processing and Metallurgical Testing

Metallurgical Testing

Metallurgical testwork has been carried out on different samples of ore types from the EMZ deposit by international metallurgical laboratories since 1990. It was determined, in the early stages of the development of the Essakane mine, that heap leaching process would not be feasible. Therefore, a conventional crushing, milling, gravity concentration and CIL gold plant was justified at the Essakane mine. Line A was constructed and commissioned in 2010.

Since 2009, additional testwork was completed, the results of which were used to refine the process design parameters for the 2014 plant expansion and to assess the amenability of Falagountou ore to the Essakane mine’s gold extraction method.

Extensive leaching tests were conducted on the various ore types. A common characteristic of the Essakane mine’s ore is slow leaching kinetics if the whole ore is subjected to cyanidation without removing the coarse gold particles in a gravity concentrate.

Accordingly, gravity concentration was considered necessary for the Essakane mine’s plant.

Optimization studies, focused on grind size and recovery versus operating costs, concluded that the economical optimum grind size for hard rock was a P80 of 125 microns. The presence of activated carbon during leaching showed improved leaching kinetics and ultimately recoveries. This observation led to the use of a Leach-CIL circuit as opposed to a Leach-CIP circuit.

As part of the plant expansion program, additional metallurgical testwork and ore characterization were carried out at SGS Lakefield Research Ltd (“SGS”) during 2011. Comminution testwork was performed on fresh PQ drill core samples. The samples were found to be harder than those used for the initial plant design. Several gravity tests were carried out on the ore and confirmed a predicted gravity gold recovery of 45 per cent. Leach tests were completed on the gravity tails and the run of mine ore. The results showed that a combined (gravity and leach) recovery of 92 per cent should be expected with a 36 hour leach time. The estimated consumptions were 0.4 kg/t for cyanide and 0.6 kg/t for lime after the planned leach time of 36 hours.

To assess heap leach again but this time for low and marginal grade ore, laboratory testing was conducted in two separate phases by Kappes, Cassiday & Associates (“KCA”) in 2016 and 2017, respectively. The first phase included head analysis, coarse bottle roll leach tests, percolation test work, compacted permeability tests, and column leach tests on two bulk grab samples from the EMZ.

Based on the results from the first round of metallurgical testing at KCA, a second program was developed to provide sufficient testing that would be representative of the argillite and arenite rock types expected to be sent to the heap from the EMZ. The second phase included head analysis, bottle roll leach tests, comminution testing, HPGR testing, meteoric water motility testing, percolation test work, compacted permeability test work, and column leach tests on composites from core samples taken from 27 metallurgical drill holes.

After expansion of the mill and commissioning of the new grinding Line B in Q1-2014 the design capacity of 10.8 MTY was achieved after a few months of ramp-up and optimization. The expansion also included a new secondary crushing circuit, stacker and coarse ore pile with reclaim, a pebble crusher addition to grinding Line A, a second leach tank train, new air compressors for the leach circuit, and other ancillary installations. The mill overall recovery was in the range of 91.5 per cent in 2015, and started to decrease in the second half of 2016 due to adverse ore characteristics. The 2018 mill recovery was 90.9 per cent. As part of the Essakane mine’s continuous improvement program efforts are anticipated to increase mill throughput and find innovative solutions to enhance gold extraction while processing complex ore zones.

Mill Throughput

In early 2015, the Essakane mill launched a Mine-To-Mill project focused on blasting optimization to reduce mill feed size and simulations of the crushing-grinding circuits to find opportunities to increase mill throughput when processing 100 per cent hard rock. In addition to the positive contribution by producing finer material, several changes were made on the two SAG mills (lines A and B). After analysis through simulations, discharge grates and lifters design for the SAG mill liners were improved.

Mill Overall Recovery

Metallurgical testing on drill cores and samples from the Essakane mine’s CIL circuit was carried out by SGS after the mill expansion to further understand the causes of the recovery variation while processing hard rock. The metallurgical tests included gravity separation, CIL tests, preg-robbing validation tests, whole ore leach tests, intensive leach tests, and diagnostic leach tests, as well as investigating the effects of grind size.

The SGS study in June 2015 indicated a risk for lower recovery related to the amount of graphitic ore present in future mining zones, according to the life of mine. Recovery started to decline in mid-2016 while processing greater volumes of deep sulfides containing graphite. The overall mill recovery for the full year 2016 was less than expected at 89 per cent. This unexpected drop in overall recovery motivated an intense program to understand and solve the problem. Consequently, IAMGOLD Essakane SA initiated several initiatives to minimize in the short and mid-term the negative impacts of the ore types:

  Oxygen addition to CIL: potential to decrease cyanide consumption, increase recovery, and increase leaching kinetic. Construction of an O2 plant is in progress and is scheduled to be commissioned in the first quarter of 2019.

  ILR to treat gravity concentrate: will increase gold recovery compared to the original shaking table equipment. An ILR plant was implemented and commissioned in August 2016 (capacity of 11 tonnes gravity conc/day, achieving 98.5 per cent gold extraction).

  Optimization of the carbon profile in the CIL which will lead to a better management of the gold inventory in the CIL circuit and mitigate the preg-robbing effect. The project which was completed in 2018 resulted in an increase of activated carbon activity and significant improvements realized in the CIL, acid wash and elution circuits.

  Optimization of gravity circuits on Line A & B in order to maximize the amount of gold recovered in the gravity circuit and minimize the amount sent to the CIL circuit.This project was also completed in 2018 and has allowed for an increase in gravity recovery to 40 per cent versus 30 per cent in 2017.

  The addition has been relocated in the #1 CIL instead of the leach tank to reduce pre-leaching of gold before carbon is available and reduce the opportunity of preg-robbing by graphite. Also, a strategy of using non-cyanide water when processing graphitic ore has been developed, and the feasibility to destroy cyanide from the process water recycled to the plant is also under investigation in order to further control preg-robbing.

  Gold deportment studies of leach plant tails are carried out on a regular basis and a diagnostic leach test is carried out every month on a monthly composite to understand, track and minimize gold losses.

Metallurgical testing on representative samples from the Falagountou deposit was completed in May 2014 by SGS. The metallurgical tests included assaying, mineralogy, gravity separation, and CIL testwork. The test program concluded that:

  Graphite content was low in all samples, as most of the elemental carbon is associated with carbonate material.

  Sulphur grade was low in the saprolite and transition samples, and slightly higher in the hard rock samples.

  The fresh rock samples were categorized as relatively soft based on the Bond Ball Mill Work Index, and had excellent recoveries when treated in a gravity CIL circuit.

The average CIL gold recoveries used per rock type from the Falagountou and Essakane pits are as follows:

	Essakane Pit	Falagountou Pit
Rock Type	Recovery (%)	Recovery (%)
Saprolite	95.0	95.5
Transition	92.8	93.5
Hard Rock	91.9	92.0

Geometallurgy Program

In order to improve plant performance a geometallurgical study was initiated during 2016 to identify mineral zones where gold recovery issues (graphite and/or refractory gold) originated and to serve as a basis for better mill feed strategy. New testwork was conducted on available drill core samples from the geological development program and an ultimate gold recovery was recorded. To supplement this project, a drilling program was carried out in the Essakane main zone (“EMZ”) deposit during 2016, with samples shipped to an external laboratory. Metallurgical testwork included comminution tests, graphite and sulphide flotation and gold extraction on deeper ore, focusing on the gold recovery impact when treating graphic ore in order to identify the best processing strategy.

To reduce the impacts associated with the ore variability, a geometallurgical project was launched in 2016 to enhance ore management through a better understanding of the geology. All pertinent information will be incorporated in the block model by interpolation of different parameters in relation to the gold recovery in the Mill.

A new carbon and sulphur analyzer was installed in the assay laboratory and is used to analyze mill tails samples. Onsite testing of mill samples for Cg is regularly completed in the assay laboratory. Good correlations are observed between graphitic content and plant residues.

xiii)        Mining Operations

Mining is carried out using a conventional drill, blast, load, and haul surface mining method with an owner fleet. The annual mining rate was 48.0 Mt in 2017 with a stripping ratio of 3.10. Approximately 11.8 Mt of ore at an average grade of 1.17 g/t Au containing a total of 432 koz of gold were produced in 2017.

The Essakane mine consists of several operating sites. The Essakane main pit is mined in several mining phases and accounts for over 80 per cent of the production. The Falagountou and Essakane North satellite pits provide additional ore and operational flexibility.

The Essakane main pit comprises a total of seven mining phases. Mining by phases provides a sufficient quantity of ore by postponing and scheduling the mining of waste evenly over time. The average width of push-backs is 120 metres and is limited to 30 metres in certain areas. Mining by phases also provides effective operational flexibility through the simultaneous opening of several fronts, and the optimization of truck cycle times through good ramp system management.

Mineral reserves have a 2.34 stripping ratio. This tonnage represents 327 Mt of waste to be disposed of around the pits. Disposal areas must be managed in compliance with resource protection, surface water management, and the permits granted. Disposal on dumps is carried out in 7 metre layers. This technique optimizes dump density and reduces time spent using bulldozers. Ramp systems are planned at a 6 per cent grade and have a width of 35 metres. This configuration increases the speed of waste cycles.

The mine village was built from prefabricated structures and this village was initially used as the construction camp. The site has a satellite communications system. Four office complexes are located in the mine plant area to service mine operations, maintenance management and administrative services. The main warehouse is attached to the mine maintenance shops and includes a sizeable storage yard.

General services are an essential component to the success of the project. Because of the remoteness and complex logistics of the mine coupled with the limited services available in Burkina Faso, the scope and extension of the general services department to support production is very substantial. As of May 31, 2018, the manpower status is 2,236 national workers and 95 expatriates, excluding contractors. A total of $894.3 million of capital is planned to be spent over the remaining LOM.

IAMGOLD Essakane S.A. has implemented two resettlement plans consistent with Burkinabé laws and best practices recommended by international organizations (e.g. the World Bank). The first plan started in 2008 (13,000 individuals and 2,981 households affected) and the second plan started in 2012 (3,208 individuals and 555 households affected). In both instances, memorandums of understanding were signed and resettlement follow-up committees comprising key representatives of affected villages and administrative authorities were created. These committees meet on a monthly basis to follow up on the progress of the two resettlement action plans.

As part of a community investment plan, socio-educational infrastructures are being built (wells, medical centres, schools, etc.). Programs to fight malaria and HIV/AIDS and increase road safety awareness, were developed for the benefit of neighbouring populations. Rural development activities (agriculture, animal husbandry, etc.) are primarily undertaken as part of a livelihood restoration program. Since 2014, a community investment program has been financing community projects through communal development plans. A program of village forests, tree nurseries and school tree copses has also been developed to promote environmental protection.

xiv)        Production

The 2019 attributable production is estimated to be between 375,000 and 390,000 ounces of gold.

The following table indicates operating information for the Essakane mine for the last two years:

ESSAKANE MINE	2018	2017
Gold production (ounces) 100%(1)	450,000	432,000
Ore milled (tonnes)	13,031,000	13,891,000
Grade milled (g/t Au)	1.18	1.07
Recovery (%)	91	90

(1)The production attributable to the Company in 2018 was 405,000 ounces and in 2017 was 389,000 ounces.

xv)        Exploration and Development

In 2018, 55,253 metres including infill, resource expansion and special geotechnical drilling were completed in conjunction with about 5,342 metres of exploration drilling by the Company’s regional exploration group (outside the mine lease).

The resources development drilling activities were focused on the Essakane Main Pit, Falagountou West, Wafaka and Gossey. At the Essakane main zone, RC and DD programs were designed to collect data for the Essakane Heap Leach Project as well as upgrade resources and improve the geological model. At the Falagountou West, RC holes were planned to evaluate the In-Pit dumping strategy in order to deploy the in-pit waste-dump. At Wafaka, a limited DD campaign was designed to achieve a better understanding of geology and the structural setting of the deposit.

A total of 17,992 metres of DD holes and 31,918 metres of RC holes have been completed. Positives results were reported over some targets.

The Mineral Resources of Gossey based on the May 25, 2018 resources estimate was announced. The resource estimate stands at 10.5 Mt of Indicated Resources averaging 0.87 g Au/t, for 291,000 ounces and 2.9 Mt of Inferred Resources averaging 0.91 g Au/t, for 85,000 ounces. This resource estimate is based on a gold price of US$1,500/ounce.

In 2019, the resources development drilling campaign will explore the EMZ and Essakane Southward Extension. DD and RC holes are proposed to test the down-dip extension of the gold mineralization at the Essakane mine. At the Essakane Southward Extension, the drilling campaign will be conducted in order to convert and expand the resources of the deposit. The regional exploration group will continue to investigate advanced exploration prospects on the surrounding exploration concessions. The drilling program will target the continuity of the mineralization intersected on previous campaigns over the Tin-Taradat and Tassiri prospects. The area located between Essakane north and Gossey will be tested by an AC drilling campaign.

xvi)        Mineral Reserves and Resources

Information on mineral reserves and resources is provided in Section 4 of Item III below.

The QPs that prepared the Essakane Report were not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resource estimate

xvii)        Capital and Operating Costs

The capital cost requirement over the LOM includes the following:

  Heap leach project capital expenditures at the end of the mining (FS is on-going);

  Resource development costs;

  Capitalized waste stripping;

  Sustaining capital expenditures (for mill and site in general);

  Mine equipment additions and replacements;

  Equipment overhaul costs;

  Equipment capital spares; and

  Closure and remediation costs.

A total of $894.3 million of capital is planned to be spent over the remaining LOM, which equates to $5.46 /t milled or $221/oz of gold sold. Capitalized waste stripping (cash portion) is the largest capital cost estimated at $368.3 million, representing 41 per cent of the LOM remaining capital expenditure.

The distribution of capital over the LOM is as follows:

The mine operating costs are estimated on the basis of the physical quantities of the mine plan, realistic equipment productivity assumptions, overall equipment efficiencies, and updated consumable prices.

Average mine operating costs over the LOM (2018 included) are estimated at $2.76/t mined and average $2.64/t mined over the next five years. The LOM schedule manages to keep the mining cost around the average throughout the years by carefully selecting waste storage locations, thus minimizing haulage distances. An increase in mining cost is observed for the last three years, as all mining activities occur at greater depth. Fuel represents $0.86/t mined and 0.78 L/t mined over the LOM, which represents 31 per cent of the mine operating cost.

xviii)        Environment

The EMS for the Essakane mine is certified under ISO 14001-2004. A comprehensive monitoring program is in place (at all stages of the life-of-mine) at the site as well as in neighbouring villages. This program encompasses water quality monitoring (potable water, ground water, domestic waste water, surface water, and community wells water), air quality (dust, greenhouse gas emission), soil, biodiversity (fauna, flora), noise, vibration, weather, follow-up and assessment of the community investment program (health, education, potable water access, agriculture, animal husbandry, etc.).

The Essakane mine also participates in the Mining Association of Canada’s TSM program.

Information on the estimated amount of restoration and closure costs for the property is provided in Section 5.2 of Item III below.

2.2        Africa: Mali - Sadiola Mine

Unless stated otherwise, the information in this section is based upon the technical report (the “Sadiola Report”) entitled “IAMGOLD Sadiola Sulphide Project (SSP) 2015 NI 43-101 Report, Mali” dated and effective March 15, 2016 prepared by G Mining Services Inc. and Snowden Mining Industry Consultants (Pty) Ltd. and authored by Philippe Gaultier, ing., MASc, Daniel Vallières, ing., Jérôme Girard, ing., P.Eng., Luc-Bernard Denoncourt, ing., Louis-Pierre Gignac, ing. and Mark Burnett, Pri. Sci. Nat. (400361/12).

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Sadiola Report which is available for review on SEDAR at www.sedar.com.

i)        Property Description, Location and Access

Location of the Project, Means of Access and Nature of Interest

The Sadiola mine consists of an open pit mining operation exploiting the Sadiola deposit, associated CIP processing plant, proposed updated plant, town site and infrastructure at Sadiola, in the Republic of Mali, West Africa. The Sadiola mine area is located in the western part of Mali near the border with Senegal, approximately 77 kilometres south of Kayes, the regional capital and about 440 kilometres northwest of the capital city of Bamako. The Sadiola mine is mined by La Société d’Exploitation des Mines d’Or de Sadiola S.A. (“SEMOS”), a joint venture company that holds the mining rights for gold, silver (and related substances) and platinoids for the mining permit area in Mali (the “Sadiola Mining Permit”) in which the Sadiola mine is located. The Sadiola Mining Permit covers an area of 302 square kilometres. The shareholders of SEMOS are IAMGOLD, which indirectly owns 41 per cent, AngloGold Ashanti, which indirectly owns 41 per cent, and the Government of Mali, which owns 18 per cent. AngloGold Ashanti, through its wholly-owned subsidiary AngloGold Mali S.A., is the operator of the Sadiola mine.

Mali is a landlocked nation in West Africa. As such, Mali is dependent on its neighbors for ocean-borne inbound materials and supplies. The highway between Dakar, Senegal and Kayes is paved along the whole of its 836 kilometres extent. The road between Bamako and Kayes is 506 kilometres on a paved highway. Access to the Sadiola operation from Kayes is through an 80 kilometres long, regional, compacted laterite surfaced, all-weather, single carriageway road. There is an airstrip at the Sadiola mine capable of handling light aircraft. Kayes is serviced by rail, road and air from Bamako and from Dakar. Bamako has an international airport with daily flights to many other West African and European destinations. Dakar is a major port of entry to Mali by sea and air.

In Mali, mineral resources are the property of the state. Malian mineral rights are governed by the Mining Act dated February 27, 2012 (the “Mining Act”). The Mining Act is complemented by the Mining Decree dated June 21, 2012.

A “license to operate”, or the operating permit, entitles the permit holder, within the limits of its scope and depth, the exclusive and indefinite right to prospect, undertake exploration and exploitation of mineral substance(s) found within the perimeter which is the subject of the permit. The operating permit is granted if the holder has fulfilled the obligations set out in the Mining Act, submitted a FS, a community development plan, formulated in conjunction with the interested local communities as well as the local and regional authorities, and a mine closure plan. The community development plan must be updated every two years.

The permit also grants its holder the right to undertake processing operations under Article 21, within the borders of Mali, and to market the saleable products. The holders of an operating license are free to export mining products.

The holder of the operating permit is required to begin exploitation within three years of issuance of the permit. This permit is granted by decree for a period of 30 years, and can be extended in 10-year increments until depletion.

Exploration activities are covered within this permit. The permit is a modification of all previous exploitation areas.

The existing Sadiola Mining Permit was issued on August 1, 1994 by the Minister of Mines, Energy and Water of Mali to AGEM Ltd. (“AGEM”), a wholly-owned subsidiary of IAMGOLD. SEMOS is bound by the original prospecting and exploitation agreement (including its subsequent legal modifications) entered into on April 15, 1990 between AGEM and the Malian government, and the agreement is valid for the original mineral commodities until 2020. The identity number of the current exploitation area is “DECRET No 00-080/PM-RM DU 06 MARS 2000” and is a modification of all previous exploitation areas. The surface area is defined by “DECRET No 00-063/PM-RM DU 25 FEV 2000”. The existing Sadiola Mining Permit is for an initial term of 30 years, expiring in 2024, and may be extended by order of the Malian government if mining operations are ongoing.

Taxes, Royalties, Back-In Rights, Payments, Agreements and Encumbrances

Title holders must pay fixed fees for the grant, assignment, transfer and renewal of mining titles, as well as annual surface rights. The value of the fees is provided in the mining regulation, as adjusted by the administration in charge of mines in Mali.

All general taxes and exemptions for holders of operating permits are applicable as identified in Malian legislation. Without limitation, they include gross revenue taxes, ad valorem taxes, corporate taxes, customs and duties, labour and social security taxes, patent taxes, withholding taxes and VAT.

Income taxes are calculated in accordance with the mining convention between SEMOS and the Malian government. A five-year tax exemption period from Year 3 to Year 7 was assumed in the model according to an agreement with the Malian government. The income tax rate is 30 per cent.

A royalty payable to the Malian government is comprised of two elements: contribution for service delivery and an ad valorem tax. Both are calculated at 3 per cent on revenue respectively.

ii)        History

Sadiola was identified as a favorable exploration area based upon the widespread evidence of artisanal gold workings and small scale mining by local inhabitants. Written records of mining at Sadiola reportedly date back 250 years, and the extent of the historical works suggests that mining may date back more than 1,000 years.

From October 1987 to August 1989, a large regional geochemical survey, known as Mali Ouest 1, was carried out for the Malian government by the German company, Klöckner INA (“Klöckner”), as part of an aid program financed by the European Development Fund. In addition to the 48,000 samples collected during this first-pass regional program, detailed geochemical sampling near the villages of Sadiola and Dinnguilou confirmed high gold, arsenic and antimony anomalies. In January 1990, when exploration rights for the Sadiola area were granted by the Malian government, Klöckner was hired to conduct a large scale gold exploration program at Sadiola which identified the presence of a significant oxide gold deposit.

In 1991, Watts, Griffis and McOuat Limited (“WGM”) (geological and mining consultants) was retained by IAMGOLD to review the work of Klöckner, prepare a PEA of Sadiola and make recommendations for further work. The PEAt yielded positive indications and WGM recommended a large exploration drilling program to delineate and confirm the Sadiola mineral resource. During 1991 and 1992, WGM assumed responsibility for the ongoing exploration effort. In December 1992, WGM estimated a probable reserve of 22.3 million tons of oxide mineralization, with an average content equivalent to 3.3 g/t Au.

In October 1992, a joint venture agreement with Anglo American Corporation of South Africa Limited (“AAC”) was signed for the construction and management of any mine developed at Sadiola. A FS on the Sadiola deposit, dated December 1993 and prepared by AAC, was presented to the Malian government.

The Sadiola mine poured its first gold bar on December 20, 1996.

Mining commenced in the FE3 pit in April 2001 and in the FE4 pit in November 2001. Mining at the Tambali pit, south of the main pit, started in July 2013. Since then, several smaller pits have also been mined.

Since 1997, production per annum has ranged from 168,586 oz (in 2015) to 611,442 oz (in 2000).

iii)        Geological Setting, Mineralization and Deposit Types

The Sadiola deposit, previously known as the Sadiola Hill deposit, is located within the Kedougou Kenieba Inlier (“KKI”), a major early proterozoic window of volcano-sedimentary greenstone belts and calc-alkaline granite intrusions that comprise part of the Lower Birimian terranes of the West African Craton. The inlier is positioned at the northeast margin of the Kenema Man Shield and is bound to the west by the Pan-African Mauritanide Hercynian Belt and concealed to the north, east and south by undeformed Neoproterozoic and Paleozoic sedimentary formations of the Taoudeni Basin.

The volcano-sedimentary sequences of the KKI are separated into two lithostratigraphic supergroups which correspond reasonably well to the Mali West 1 classification. The Mako (or Saboussire) Supergroup is in the west and characterized by massive and pillowed tholeiitic basalt, calc-alkaline volcanic rocks and interbedded volcaniclastic sediments. To the east, the younger Dialé Daléma Supergroup comprises platform type sediments of carbonate, graywacke, sandstone and pelite, intruded by intermediate and felsic calc-alkaline rocks.

The supergroups are separated by major, regional crustal scale structures. Regional metamorphism is to greenschist facies with amphibolites facies metamorphism only observed in the contact aureoles around major intrusions.

Gold mineralization in the Sadiola main pit has been mined for 2 kilometres along strike. Mineralization occurs in all four rock types: graywacke, carbonate, diorite and quartz-feldspar porphyry, usually close to or within the contact of the Sadiola Fracture Zone (“SFZ”). The bulk of the mineralization is hosted in the footwall adjacent to the SFZ. The mineralization has a strong structural control and is spatially associated with a complex weathering and alteration pattern.

Oxide

The geometry of the extensive, soft, oxide deposit and its supergene enrichment of gold relates almost exclusively to the weathering history of the primary mineralization. Intense tropical weathering has produced deep troughs of white to grey, decarbonated, kaolin-rich saprolite, locally abundant nontronite and relative gold enrichment. Penetration of groundwater has caused oxidation of the primary sulphides and the formation of sulfuric acid, further promoting deeper argillization of the bedrock. The variable permeability of the deposit, controlled by faulting, shearing and porosity, has led to the irregular ‘karst-like’ weathering geometry from 30 metres deep in the north to 220 metres in the south. Weathering is deepest along the SFZ.

The deeply weathered saprolite was protected from erosion by a capping of hardpan laterite (ferricrete).

Sulphide Mineralization

Drilling of the (unweathered) primary mineralization has allowed detailed investigation of major and minor hydrothermal alteration processes that were active during the formation of the deposit.

Primary gold is extremely fine grained, dominantly less than 15 microns (µm), with rare grains approaching 50 µm and visible gold is rare. Gold mineralization is associated with arsenic and antimony dominated sulphide assemblages of arsenopyrite, pyrrhotite, pyrite, stibnite and gudmuntite as well as potassic, calc-silicate, propylitic iteration and silicification. Much of the mineralization appears to be related to deformation of the host rock.

Deposit Types

Sadiola has been classified as a “mesothermal – shear hosted” gold deposit which has implications regarding the distribution of mineralization and resource potential. Deposits of this type exhibit good continuity of mineralization both along strike and down dip. Structurally controlled, high grade “pay shoots” typically occur within a lower grade halo in these types of deposit.

Sadiola is a brittle-ductile shear zone-hosted deposit related to the interaction of a north-northeast striking fault array with a single major structural discontinuity, the north-south striking SFZ.

The FE trend hypogene mineralization exploits the intersection of the north-northeast trending shears and the northwest-northeast trending lithological contacts.

Most of the mineralization is hosted within the carbonate strata suggesting a litho-structural control.

Elements of skarn mineralization have been observed at both the FE and Sadiola trends; these could be linked to some deep seated intrusion.

Supergene processes have upgraded the gold resources in the oxide zone. Along the FE trend the “high grade” oxide mineralization appears to be derived from very low grade sulphide mineralization. At Sadiola, there was significant production from alluvial gold, indicating that the opportunities for secondary gold exist. There are areas on the streams draining the Sadiola trend which have been partially exploited by artisanal miners for alluvial gold. The extent of the remaining alluvial gold has not been qualified or quantified.

iv)        Exploration

Eight key oxide targets, identified at a targeting workshop in the fourth quarter of 2013, were the focus of exploration during 2014. During 2015, exploration drilling was undertaken on Sadiola North (“FN”) and Tabakoto. Scoping studies have been completed at Tambali and Sadiola North from new geological models. Estimates show potential for continued oxide and sulphide exploration, which is ongoing.

v)        Drilling

Exploration drilling has been conducted over the entire Sadiola permit area since the early 1990s. RAB holes were drilled over various exploration targets before 2009. These holes were typically shallow (less than 50 metres) to test the oxide mineralization just below the laterite interface. Between 2010 and 2013, geological exploration drill sampling was undertaken using RC or DD. Most of the DD was done in and around the mining areas of Sadiola, FE and Tambali pits. No DD has been undertaken since 2013; all exploration drilling since 2013 has been undertaken using RC drilling.

In 2015, a total of 13,110 metres of RC drilling was achieved, focusing on the area to the north of the Sadiola Main Pit and the Tabakoto satellite deposit. In addition, 4,350 metres of RC drilling was undertaken to upgrade the mineral resource on the northern extension of the Sadiola main pit. An additional 3,632 metres of RC drilling was undertaken to define the north-northeast to northeast trending shears that occur in the Sadiola north area. These results together with information from pit mapping were used to update the geological model for the area.

At Tabakoto, 2,874 metres of RC exploration holes were drilled to infill the predominantly inferred mineral resource. An additional 1,626 metres of definition drilling was completed on the northern and southern extension of the mineralization trend. The drilling campaign confirmed the deep weathering and mineralization associated with weathered carbonate. A review of the Tabakoto geology model suggests that the mineralization is controlled by steep northwest trending structures above which the laterite mineralization is located. There is a possibility of north-northeast to northeast cross-cutting structures consistent with the regional cleavage observed at the FE3/4 pits.

vi)        Sampling, Analysis and Data Verification

The majority of the samples used in the resource evaluation are from exploration and grade control drill chips from RC drilling. Exploration RC rigs are fitted with cyclones providing routine samples on a two metre basis. Sub-samples are split at the rig using a three tier stacked riffle splitter yielding a 2 to 2.5 kilogram sample. Grade control holes are sampled on a two metre basis. The drill rigs are fitted with a rotary cone splitter producing an automatic sub-sample (Sandvik Rotaport sampling systems). RC samples too wet to pass through the riffle splitters are dried in an oven overnight and later split with the three tier riffle system. Drilling is normally stopped when the sample becomes too wet. Wet samples are flagged in the database.

Core from the DD holes are logged and split in half by a diamond saw. One half is bagged and dispatched for density determination and assay while the other half remains for reference in the core tray. Sample intervals are generally on a one metre basis with deviations as appropriate to account for changing geology.

The following laboratories are used for sample analysis:

•

SEMOS - onsite laboratory owned and operated by SEMOS processing all grade control. All exploration and grade control samples collected in 2014 and 2015 were submitted to this laboratory. The laboratory is not accredited. A 30 gram aliquot is routinely used for fire assay.

•	SGS Bamako - independent, accredited laboratory located in Bamako, Mali. During 2015, the laboratory acted as referee lab for the annual check assay as part of the quality control process.

•

SGS Kayes - Non-accredited laboratory to which all samples from pre-2013 (exploration RC chips, diamond core and soil samples) were submitted. SGS Kayes used a 30 gram aliquot for sulphide material and a 50 gram aliquot for oxide material and closed down at the end of 2013.

•	SGS South Africa - Booysens - accredited laboratory not used during 2014, but has been routinely used as an umpire laboratory for processing check assays.

The QA/QC measures include the routine insertion of QC materials into the sample stream as well as independent laboratory audits and job observations. QC material comprise SRMs, blanks, field and pulp duplicates and check assays. These programs were run in addition to the normal QC insertions and monitoring undertaken in-house by SEMOS and SGS Bamako. The SRMs are supplied by ROCKLABS Limited for a variety of gold grade ranges.

QC samples are assigned fixed positions within the sampling sequence by geologists. Prior to 2014, SEMOS grade control delivered the QC samples separately to the laboratory. The QC insertion rate has been streamlined and standardized according to AngloGold Ashanti’s recommended levels.

The assay laboratories insert their own QA/QC materials and make the results available to SEMOS through their Laboratory Information Management System (“LIMS”). The results of the assay laboratory QA/QC are not stored in the Geological Database Management System (“GDMS”).

QC results are monitored by SEMOS as part of the assay data validation process during the data loading. Sample submissions falling outside of acceptable rejection limits are investigated and resubmitted for re-assay if necessary. The assay results loading and feedback to the laboratory is typically completed within 24 hours after receipt of results. The internal laboratory standard results are also available to users through the LIMS query tool and are utilized when determining the pass/failure of a sample submission.

The pulp QC sample mass was reduced from 150 grams to 30 grams in 2014. The reason for the reduction was to supply the mass required for fire assaying (30 grams); therefore, eliminating the possibility for test runs by the laboratory and reducing processing cost.

Mass loss measurements, where a sample mass is taken before and after crushing and milling, were introduced and implemented in October 2014 by the SEMOS laboratory. The test is undertaken at a rate of one in 20 samples. Mass measurement gives an indication of mass loss in the sample preparation steps and is part of the laboratory internal QA/QC procedure to minimize sample loss, maintain representativeness and avoid introduction of bias. The maximum percentage loss during a processing step is 2 per cent. Mass balance analysis is also being introduced at the sampling phase to determine the sample recovery.

A monthly QA/QC report is produced by Sadiola according to QA/QC guideline Rev 1.05 (AGA, 2014d) in which the QA/QC activities for all labs are reported. An annual report is also published which includes the referee lab results and lab audits.

It is the opinion of the authors of the Sadiola Report that the sampling and analytical methods and security procedures are adequate to allow for representitivity in the samples collected and accuracy in the assay grades reported.

Poor precision was observed in the analyses of the field duplicates, pulp duplicates and check assays. This should be taken into account when undertaking mineral resource estimation and classification. The authors of the Sadiola report recommend that the subsampling methods from the drilling rigs to the laboratory be reviewed.

All drilling data are collected, validated, managed and delivered to end users using a CAE Mining GDMS. The geological and survey data are verified by the project geologist and signed off. Assays are verified by the database manager and the results reported to the project geologist who then signs off on the drillhole data in the database.

vii)        Mineral Processing and Metallurgical Testing

The December 2010, a FS of the Sadiola Sulphide Project (“SSP”) was prepared at the request of IAMGOLD and AngloGold Ashanti to extend the mine life of the Sadiola mine beyond 2018. The FS was prepared and compiled by IAMGOLD’s project development group in a collaborative effort with resources from AngloGold Ashanti and SEMOS as well as a number of specialist external consultants. As a part of the data generated for the 2010 FS, a significant amount of testwork was conducted by a number of organizations. Since 2010, the feasibility study was updated and optimized, however, no additional testwork was done. This section reviews the nature and extent of the metallurgical testwork conducted.

Ore characterization was an important focus for the project due to the variability observed during the metallurgical testwork. The ore is characterized by degree of weathering, lithology and by localization within the deposit. Calcite marble is the dominant rock type that will be processed by the project.

Metallurgical testwork included the following:

•	The mineralogical and geochemical characterization of 58 ore samples taken from various locations within the deposit and of the various major rock types (calcite marble, greywacke and diorite);

•	A general gold deportment and sulphide liberation study was undertaken to predict gold behaviour during processing for eight composite samples;

•	Organic carbon was found to be less than 0.1 per cent and preg-robbing is not expected to be a problem;

•

Heavy liquid separation reported a mass pull of below 1.7 per cent reporting to the sinks with excellent gold upgrading of between 20 per cent and 50 per cent to the heavy fraction. These results were matched by the gravity tests conducted;

•	A grading analysis reported a higher gold to mass ratio in the coarse material from the southern parts of the ore body;

•	X-ray diffraction analyses showed that the samples were composed of quartz, feldspar, carbonates and mica and contained minor traces of amphiboles, chlorite, scapolite and molybdenite; and

•	The QEMSCAN trace mineral search concluded an average gold grain size between 3 and 7 microns, or a gravity average between 4 and 12 microns.

Comminution testwork included the following tests:

•	Bond Impact Work Index used to determine crushing design parameters. Results indicated 13.4 kWh/t for diorite, 10.7 kWh/t for greywacke, and 12.2 kWh/t for calcite marble;

•

The JKTech drop weight test was used to determine SAG mill capability. However, the results from this testwork were not used in design as the results were not comparable with historical testwork and current SMC tests which gave more conservative results;

•	The SMC test is a smaller scale test than the JKTech drop weight test. The lithological weighted average value of Axb was 33.4; Bond Rod Mill Work Index was determined to be 14.86 kWh/t;

•	Bond Ball Mill Work Index was determined to be 13.33 kWh/t; and

•

Pennsylvania Abrasion test to determine the consumption of steel media. It was determined that the greywacke material will consume a lot more steel media than other rock types, the lithological weight average was a value 0.082.

Leaching and gravity testwork includes the followi

•

Gravity testwork to evaluate the recoverable gold. The associated design requirements indicated a gravity recovery of 24.8 per cent with an 82.1 per cent intensive leach recovery of the gravity concentrate. Leaching tests were conducted on both run-of-mine ore and the gravity tails, resulting in highly variable recovery of gold from different parts of the orebody. Cyanide consumption was estimated to be 0.632 kg/t and lime consumption 0.61 kg/t; and

•

For the optimization study, metallurgical testing was done to assess the recovery from the hard sulphide stockpile. The testwork and plant trial confirmed the 76 per cent recovery established for the FS and yielded a higher head grade.

The gold recovery by lithology and by location in the deposit for the hard sulphide ore is estimated to range from 68 per cent to 83 per cent with a weighted average recovery for the hard sulphide estimated at 76 per cent. The recoveries for other rock types are based on actual plant results. The average recovery for soft oxides was set at 94 per cent and 80 per cent for soft sulphides. The recovery assumed for processing existing hard sulphide stockpiles is also set at 76 per cent based on plant trials.

viii)        Mineral Reserves and Resources

Information on mineral reserves and resources is provided in Section 4 of Item III below.

The year end 2016 mineral reserves and mineral resources were developed by AngloGold Ashanti experts as the operating partner in the JV, and were partly based on earlier work, including the March 2016 NI 43-101 study, together with additional work completed during 2016, jointly carried out by AngloGold Ashanti and IAMGOLD. The authors of the Sadiola Report are unaware of any issues that materially affect the mineral reserves and resources in a detrimental sense. However, the authors of the March 2016 NI 43-101 study were not directly involved with the calculation of the mineral reserves and resources for year end 2018 and cannot comment on factors that could materially affect the updated mineral reserve and resource estimate.

ix)        Mining Operations

A large push-back to the existing Sadiola main pit is needed to mine sulphide ore. The oxide ore production of the main pit ceased in 2010. The most appropriate mining method for the sulphides is an open pit truck and shovel (or excavator) method. Given the large tonnage, increased pit size and greater depth of the pit, larger equipment consisting of RH170s (20 m3 shovels) and 150-tonne trucks (CAT 785) are deemed more appropriate than the fleet of RH120s and CAT 777s currently operated by the mine contractor.

A past study was undertaken to compare bulk mining and selective mining for the SSP. The study concluded that, given the structure of the mineralization of the Sadiola sulphide ore body, there is little or no dilution advantage of mining using either the bulk or selective mining methods since the ore body is generally sub vertical. However due to the simplified operation of bulk mining and the additional costs associated with selective mining, it was concluded that bulk mining would deliver cost savings over selective mining methods.

x)        Processing and Recovery Operations

The existing processing facility was designed for the processing of soft ore and can only introduce a small percentage of hard ore in the mill feed. Since the beginning of the operation, mining activities have been outsourced to a contractor, with mine engineering and geological services provided by SEMOS. All other activities on site such as processing are performed by SEMOS.

The upgraded processing plant which includes current and new equipment is designed to process 900 tonnes per hour based on 92 per cent operating time for an annual throughput of 7.2 MTY of hard ore. The design of the processing plant is based on the transition of processing soft ore to hard ore over the life of the mine. During the initial years of the hard sulphide operation, the existing plant will be kept in operation to process remaining oxide ore. When the mine production will reach its full capacity of hard sulphide, the two plants will be combined to process 7.2 MTY of hard rock.

A gyratory crusher (450 kW), SAG (2 x 7000 kW)/ball mill (7000 kW) and CIL circuits will be added to the actual milling capacity as existing ball mills (3 x 2010 kW) to allow the mine to reach a maximum capacity of 7.2 MTY.

The current tailings facility is designed only for soft ore and will require additional capacity to process hard ore from the SSP. The expansion project as detailed in the March 2016 NI 43-101 study was to construct a new, lined TSF adjacent to the existing TSF, with eventual addition of a tailings thickening study later in the mine life to maximize the storage capacity of the impoundment. Based on work done subsequently during 2016, the project is now recommending the use of one of the exhausted satellite pits (FE4), with the use of thickened tailings from the outset. Depending on the actual storage capacity of the existing void, and the eventual LOM, it may be necessary to consider using an additional satellite pit for future tailings storage.

xi)        Infrastructure, Permitting and Compliance Activities

Infrastructure

The Sadiola mine is situated proximal to 46 officially recognized villages and several hamlets. The main villages are Farabakouta, Neteko, Sadiola and Borokone. A mine village has been established to the northeast and provides housing, a medical clinic, a park and recreation facilities for mine employees and dependents. Other facilities include guest accommodation, a post office, a supermarket, school, sewage treatment facilities and other amenities.

The Sadiola mine employs more than 1,000 people, including those employed by outside contractors. The majority of Sadiola personnel are Malian nationals (approximately 93 per cent), with the remainder being expatriates, primarily from South Africa (approximately 7 per cent). The majority of the unskilled labour is sourced from the nearby towns of Kayes, Sadiola and neighboring villages.

A 55-kilometre pipeline from the Senegal River, the only reliable source of water in the region, was built to provide approximately eight million cubic metres per year of process water. Potable water for both the mine operation and the mine town site and local villages are supplied from the pipeline, as well as local boreholes, and pumping of pit water impounded in the Sadiola main pit and treated prior to distribution. Electrical power is currently provided through Sadiola’s diesel-powered generating sets, which are capable of meeting an average demand of 16.7 megawatts. Approximately 4.73 million liters of diesel fuel per month are currently required for power generation and mining under a contract with Total/ELF Petroleum Company. The 7 million litres national strategic fuel depot, situated in Kayes, is used as back-up storage in case of major road and/or rail disruptions.

The expansion project will connect the site to the Malian power grid at 225kV using a 93 kilometre power line to provide sufficient power to the current plant as well as additional equipment installed.

Most of the existing infrastructure present at the Sadiola mine will be used as part of the expansion project, although some additional infrastructure is required for the expansion.

Environmental, Permitting and Social or Community Factors

A number of key issues need to be addressed for the SSP to proceed further. The key permitting, environmental, social and community issues are as follows:

•	The environmental permits have expired.

•

The 2010 environmental and social impact assessment has been updated to include the impacts of the changes made between the 2010 SSP and the 2015 SSP (for example changes in the location of various project components) and has been submitted for approval to the relevant government authorities.

Further to the above, discussions with the Government of Mali have stalled with respect to the SSP. Despite the Company’s efforts and the benefits the project would generate to the shareholders including the Government of Mali, there has been no resolution around the terms critical to moving the project forward. Although the Company remains committed to the project, upon failing to reach an agreement the operation will enter a restricted exploitation phase, and then at a later stage, when stockpiles are exhausted, it will enter a phase of suspended exploitation (care and maintenance). In-pit oxide mining activities have stopped in March of 2018 with the depletion of oxide reserves. The operation has since been processing oxide and marginal ore stockpiles and, without further development, the mine will enter into restricted operation at the end of 2019.

Information on the estimated amount of restoration and closure costs for the property is provided in Section 5.2 of Item III below.

xii)        Capital and Operating Costs

The accuracy level targeted by the Sadiola Report for the capital and operating cost estimate is ± 15 per cent. All costs have been stated in U.S. dollars based on foreign currency quotations and estimates converted using the following long term exchange rates.

Currency	Abbreviation	Exchange Rate Year 1	Exchange Rate Year 2
US Dollar	USD	1	1
CAD Dollar	CAD	0.8	0.8
Great Britain Pound	GBP	1.55	1.55
CFA Franc	XOF	0.001681	0.001754
Euro	EUR	1.1	1.15
South African Rand	ZAR	0.076923	0.076923

The gold price assumptions for the project are as follows:

Years	Gold Price per Ounce (USD)
Year 1	1,150
Year 2	1,225
Years 3-4	1,250
Years 5 +	1,275

The delivered fuel price assumption affecting mining costs is summarized as follows:

Years	Fuel Price (USD)/L
Year 1	0.78
Year 2	0.83
Years 3-4	0.86
Years 5+	0.89

Capital Cost Summary

The 7.2 MTY scenario capital expenditures are estimated at $379 million including a contingency of $24.5 million. The construction capital cost summary is as follows: and excludes past expenditures of $141.8 million:

Capital Expenditures	USD
	Fixed Exchange	Variable Exchange
03 – Mining	78,136,000	78,136,000
04 - Transmission Line	37,169,204	37,169,244
05 - Other Infrastructure	12,313,640	12,336,871
06 – Plant	70,943,760	71,619,565
08 - Tailings Facilities	33,175,034	33,570,973
09 - Construction Management	89,189,971	89,203,151

Capital Expenditures	USD
	Fixed Exchange	Variable Exchange
Fuel	1,511,980	1,560,441
Existing Commitments on purchased long-lead items	14,161,000	14,161,000
10 - Owner Costs	2,360,233	2,363,235
998 - Contingency	24,515,184	24,515,184
999 - Management Fees	13,974,681	13,974,681
Grand Total	377,450,687	378,610,345

The investment program is scheduled over a 24-month period. The working capital required for the expansion, with an owner mining strategy and considering a production increase at the end of Year 2, is $32 million of additional inventory.

Sustaining capital for the incremental 7.2 MTY project is estimated at $257 million and is mainly for initial waste development, equipment replacement, major repairs and rebuilds, TSF stages and plant stay-in business capital.

Further to additional work completed on the project subsequent to the March 2016 study, go forward capital costs have increased marginally to $410 million, which has been offset by a significant decrease in sustaining capital to $139 million. The cost revision is primarily attributable to a modified mine design and waste stripping schedule which has reduced total waste to be mined and transferred some waste from the operating period to the preproduction period.

Optimization performed in 2016 relative to the mining sequence and TSF was integrated into a new EA application which was approved by the Government of Mali in March 2017.

Since this period, finalization of Mining Permits with the Government of Mali have not been completed and existing operations have continued to exhaust stockpiles of marginal oxide material. Recent adjustments considering a potential stoppage of existing operations in 2019 have demonstrated that the capital cost remains on the order of $400 million as previously estimated in 2016. Advantages of making modifications to the existing plant while production has stopped versus doing work concurrent with operations were adjusted for as well as the use of existing operating facilities to accommodate construction teams. Although no further engineering or estimation work has taken place since 2016, adjustments were applied to reflect the most recent context.

The incremental closure cost from the SSP amounts to $20.4 million.

Operating Cost Summary

Operating costs presented in this section use the fuel and exchange rate from corporate assumptions. Mining costs have been estimated at an average of $2.99 per tonne based on owner mining costs for the sulphide pit. Average mining cost using contractor mining is now estimated to be $3.06 per tonne. Based on work completed subsequent to the March 2016 study, the current plan is to continue to mine the Sadiola mine using a mining contractor. Operating costs have been adjusted slightly upward, offset by some capital equipment and infrastructure savings versus the plan outlined in the March 2016 study.

Processing costs have been estimated by rock type based on specific reagent, grinding media and power consumption for each. In addition, fixed costs for maintenance and labor are added. The power cost is based on a grid power cost of 70 XOF/kWh. The average processing cost estimated over the LOM is $15.28 per tonne milled.

General and administrative services are estimated at $31.8 million on average (excl. refining cost). Refining cost is estimated at $4.88 per ounce produced. The general and administrative costs in the financial model include all administrative, support services at site and refining costs.

The operating costs are estimated to be $35.29 per tonne milled or $735 per ounce produced as follows:

Category	Total Costs (M$)	Avg. Cost ($/t milled)	Avg. Cost ($/oz)
Mining	754	11.47	239
Processing	1,004	15.28	318
G&A	280	4.26	89
Direct Cost	2,037	31.01	646
Royalties	241	3.66	76
Management Fee	40	0.61	13
Total Cost	2,318	35.29	735

Total manpower is estimated to peak at 1,431 employees with 532 in mining, 463 in processing and 436 in general administration.

xiii)        Exploration, Development and Production

Eight key oxide targets, identified at a targeting workshop in the fourth quarter of 2013, were the focus of exploration during 2014. At the Sadiola mine, during 2015 and 2016, exploration remained focused on the near mine oxide potential to fast track reserve generation to extend oxide LOM, with exploration drilling undertaken on FN and Tabakoto. There was also a drive to identify and model the sulphide potential for medium to longer term exploitation. Oxide exploration on the Sadiola concession has reached maturity and exploration work consisted of follow-up drilling at various prospective targets and identifying new targets. Scoping studies have been completed at Tambali and Sadiola FN from new geological models. Estimates show potential for continued oxide and sulphide exploration, which is ongoing.

The following table indicates production information for the Sadiola mine for the last two years:

SADIOLA MINE	2018	2017
Gold production (ounces) (1))	144,380	154,800
Ore milled (tonnes)	5,183,000	5,030,000
Grade milled (g/t Au)	0.89	0.98
Recovery (%)	94	94

(1) The Company holds a 41 per cent interest in the Sadiola mine and its attributable production was 59,000 ounces in 2018 and 63,000 ounces in 2017.

2.3        Africa: Senegal - Boto Project

Unless stated otherwise, the information in the sections below are based upon the technical report (the “Boto Report”) entitled “Technical Report Boto Project Feasibility Study - Senegal” effective September 30, 2018, prepared by Neil Lincoln, P.Eng. (Lycopodium Minerals Canada Ltd.), Rob Thomas, MAusIMM (CP) (Absolute Geotechnics Pty Ltd.), Gordon Zurowski, P.Eng and Paul Daigle, P.Geo (AGP Mining Consultants), Reagan McIsaac, P.Eng (Knight Piésold) and Martin Lanctot, ing. (IAMGOLD Corporation). Reference should be made to the full text of the Boto Report which is available for review on SEDAR at www.sedar.com.

i)        Property Description, Location

Location and Access

The Boto project is located in the Kédougou Region (Saraya Department) in the southeast of Senegal and is situated along the triple border junction of Senegal-Mali-Guinea, bounded by the Balinko and Falémé Rivers, in the Region of Kédougou.

Access to the Boto project from the capital, Dakar, is either by paved road to the town of Saraya (approximately 760 kilometres) and then by gravel/laterite road to the village of Noumoufoukha (approximately 80 kilometres). The Boto exploration camp is situated 12 kilometres from the village of Guémédji.

There are no regular scheduled flights to Kédougou, situated 135 kilometres by road from the Boto project, but there are aircraft that are available for charter from Dakar to Kédougou. In February 2016, the government of Senegal certified an 800 metre laterite airstrip roughly 3 kilometres southwest from the Boto exploration camp. The airstrip is currently unusable due to rain damage during the wet season and will require a renewal of the certification. The initial strategy for implementation of the Boto project is to commence early works to enable access to the site year-round. Early works include upgrading the main access road and main bridges.

Interest in the Project

AGEM holds the mineral rights to two exploration permits consisting of the Daorala-Boto and Boto West projects. The Boto project is located within the Daorala-Boto exploration permit. The exploration permit is made up of two non-contiguous properties, the Boto and the Daorala properties. The Boto Report does not deal with the Daorala property. These areas are separated by the Bamabji exploration permit, also held by AGEM, as part of a joint venture with Randgold Resources Ltd. The application for a mining permit for the Boto property was filed with the government of Senegal on October 22, 2018, while a renewal of the Daorala exploration permit was filed on the same date.

The exploration permit for the Daorala-Boto requested permit covers a total area of 88 km². The Boto property makes up 148 km². To the west and adjacent to the Boto West permit, IAMGOLD has entered an option agreement with Stratex International PLC for the Dalafin gold project in Senegal, consisting of a single exploration permit with an area of 472.5 km2.

Climate

The Boto project is located in a subtropical continental climate zone and is characterized by two seasons: a rainy (wet) season from June to October, and a dry season from October to May. Exploration activities may be conducted year round, but during the wet season, the Kolia Kabe River (14 kilometre by road to the northwest of the Boto exploration camp) floods and cuts off the road access at the Saroudia Bridge.

Infrastructure and Local Resources

There is minimal infrastructure at the Boto project site. Electricity is provided by diesel generators at the exploration camp. Water is supplied by a well with a water treatment plant. There is some cellular telephone coverage. All equipment, supplies, and fuel are transported by road. Most supplies, consumables, and fuel are sourced either from Kédougou or Dakar depending on availability. The village of Guémédji, and some surrounding villages, are a source of unskilled workers and produce. Skilled and professional workers are from Dakar.

Physiography

The Boto property lies between 100 metres and 300 metres above sea level with generally low to moderate relief consisting of broad lateritic plateaus and eroded valleys. The vegetation is typical of a tropical forested savannah, with scattered trees (including baobab), scrub brush, elephant grass and bamboo.

ii)        History

Prior to 1994, there is no known or recorded systematic mineral exploration. From 1994 to 1996, the first exploration activities were carried out by Anmercosa Exploration (“Anmercosa”), a subsidiary of Anglo American Corporation. Anmercosa conducted airborne geophysical surveys; collected regional geochemistry data through 7,591 soil samples, 22,740 termite mound samples and 406 stream sediment samples; and collected local geochemistry data through 7,469 soil samples and 3 rock samples. From 1997 to 1998, Ashanti Goldfields Corporation (“Ashanti”) completed exploration activities in a joint venture with AGEM. Ashanti conducted preliminary trenching and collected geochemical data through 1,941 soil samples, 998 termite mound samples, 8 stream sediment samples and 79 rock samples. From 1999 to the present, AGEM has conducted all succeeding exploration activities on the Boto property.

iii)        Geological Setting, Mineralization and Deposit Types

Regional Geology

The Boto project is located in the West African Craton, in the south-eastern part of the Early Proterozoic formation of the Kédougou-Kéniéba inlier, which covers the eastern part of Senegal and western Mali. In the southern part, Lower Proterozoic Greenstone Lands are described as Birimian based on Kits (1928) in the Birim River Valley of Ghana. These terranes have undergone the effects of Eburneen Orogeny (a major tectonic event to the 2.1 Ga) and are found throughout the inlier of Kédougou-Kéniéba and the Leo-Man Shield, except in the extreme western parts where Archean terranes outcrop.

Birimian terranes include linear volcanic belts and alternating sedimentary basins in a northeasterly direction that are separated by granite intrusions and past gneiss. Rocks are generally metamorphosed in green shale facies, although amphibolite facies are locally observed in metamorphic granitic intrusions. The Kédougou-Kéniéba inlier is the exposure in the far west of the Birimian. The Kédougou-Kéniéba inlier is bounded on the west side by the Hercynian Mauritanide belt; and on all other sides, it is uncomfortably overlain by the underformed upper Proterozoic sediments and the Early Phanerozoic rock of the Taoudeni, Tindouf, and Volta basins. The inlier can be structurally described as consisting of two volcano-plutonic belts oriented north to northeast (the Mako Series and the Falémé Series), and two intervening sedimentary basins called the Dialé-Daléma Group and the Kofi Series.

Local Geology

The Boto-Daorala and Bambadji concessions lie mainly within the Falémé Series, wedged between the Dialé-Daléma Group and the Kofi Series, and separated from the latter by the north-south oriented lineament, known as the Senegal-Mali Shear Zone (“SMSZ”). It can be chronologically correlated with the Mako Series. The most eastern part of the Boto Property is in the Kofi Series.

Property Geology

At Boto, the material near the surface consists of a layer of regolith which is varying in thickness and includes lateritic plateaus. Few rocky outcroppings are visible in the property. Boto can be divided into three north trending litho-structural domains (020° N) that are well delineated in both induced polarization and magnetic surveys. From west to east, the three domains are: Western Flyschoid Domain, Central Deformation Corridor, and the Eastern Siliciclastic Domain.

The western domain is dominated by a sequence of flyschoid turbidites, black shales (or graphitic pelite), carbonate rocks, minor volcanics, and dioritic intrusions. The Boto 5 deposit, one of four deposits on the Boto property, is located along the contact between this domain and the central deformation corridor. The eastern domain is dominated by a detrital assemblage composed of greywacke and sandstone (+ quartzite), called Guémédji sandstone. It is thought that these sandstones/wackes are part of the Kofi Series which is very present in the Malian portion of the inlier. Between the west and east domains is a highly deformed north-trending domain (020° N) that is well defined in magnetic geophysical data. It is likely this highly deformed domain corresponds to a regional scale structural corridor that branches from the SMSZ. Lithologically, it is composed of fine schistose sediments that are carbonaceous in places and fine laminated sediments (+ carbonates) that subtly grade into an impure marble.

Mineralization

The Boto project consists of four deposits, Malikoundi/Boto 2, Boto 5, Boto 4 and Boto 6, all of the late orogenic type. The late orogenic gold mineralization is typically associated with brittle-ductile deformation and is characterized by the association of Au, B, W, As, Sb, Se, Te, Bi, Mo, with traces of Cu, Pb, Zn. Mineralization at Malikoundi/Boto 2, Boto 4 and Boto 6 is associated mainly with chlorite-albite alteration. Gold commonly occurs as native gold or as fine inclusions within the base-metal sulphides or the gangue that consists of quartz, albite, carbonate, muscovite, pyrite, and tourmaline. Mineralization at Boto 5 is associated with a phase or quartz tourmaline veining as well as pyrite and related bleaching. The mineralizing event was accompanied by biotite alteration and pyrite mineralization, and a small proportion of chalcopyrite, covellite, and chalcocite. The presence of arsenopyrite appears to be confirmed by recent XRF measurements.

Deposit Types

The orogenic gold deposits in the Birimian Province have been classified into three groups (Pre-, Syn-, and Post-orogenic). The characteristics of Boto mineralization are more similar to those of the post orogenic class. The Malikoundi/Boto 2, Boto 4 and Boto 6 deposits are hosted by a turbiditic sedimentary sequence, with mineralization concentrating along the contacts of the litho-structural domains. Turbidite-hosted gold deposits within the eastern Kédougou-Kéniéba inlier are controlled by north-northeast trending structures linked to the SMSZ and, occur within the vicinity of intersecting north-northeast and north-northwest structures. At the Malikoundi/Boto 2, Boto 4 and Boto 6 deposits, gold is typically associated with pyrite, which is either disseminated along fractures (crackle-breccia hosted type) or along brittle-ductile veins.

Alteration assemblages observed at Boto 5 differ from those at the other deposits. The Boto 5 deposit is hosted in a diorite dike that contains abundant endogenic albite or has been pervasively altered to albite. The host rock is highly deformed and contains a stockwork of quartz-tourmaline-pyrite veins. This style of brittle-ductile deformation and veining is consistent with an orogenic gold mineralization model.

iv)        Exploration

The Boto project has been subject to exploration and development by AGEM since 1999. Early exploration consisted of geochemical soil, lag, rock and termite mound sampling; pit and trench sampling; geophysical surveys; and drilling. Exploration to date has defined the Malikoundi/Boto 2, Boto 5, Boto 6 and Boto 4 deposits. Additional activities have resulted in several other targets for further exploration.

Between 1999 and 2007, AGEM compiled the results of the work carried out by Anmercosa and Ashanti and carried out geophysical surveys. Early drilling program centred upon the discovery and delineation of Boto 5, as well as the initial drilling fences at the Boto 2-4-6 anomalies. After 2007, the Boto 2-4-6 targets were the object of infill drilling as well as high resolution induced polarization gradient surveys. The 2012 campaign led to the discovery of Malikoundi to the north of Boto 2.

Following the discovery of Malikoundi, exploration activities focused on the development of Malikoundi with some follow-up exploration on Boto 5 and Boto 6 between 2013 and 2016. The 2016 exploration program consisted mainly of a DD campaign and various technical studies. Exploration drilling defined the extension of the mineralization in Malikoundi to the north and at depth. Geotechnical drilling was used to study the slopes on the east side of an open pit envisaged at the Malikoundi and was also used in the definition of mineralization. Definition drilling was used to define the extent of mineralization.

Exploration activities from 2017 to March 2018 were mainly focused on drilling to improve the definition of mineralization at Malikoundi/Boto 2 and Boto 5; to cover the gap in drill information between Malikoundi and Malikoundi North areas; to improve geotechnical characterization for the foundations of infrastructure; to install piezometers and carry out tests for hydrogeological testing at Malikoundi/Boto 2 and Boto 5; to deepen geo-mechanical and hydrogeological knowledge for pits at Malikoundi/Boto 2 and Boto 5, as part of the FS; to define mineralization at Boto 6 on a 50 metre x 50 metre grid; and further explore new targets in vicinity of Malikoundi, more specifically located to the East, West and Southeast.

v)        Drilling

Drilling at the Boto project has been conducted in various campaigns from 2000 to the present. As of March 2018, a total of 126,429 metres have been completed from 784 drill holes. Of the 784 drill holes in the drill hole database, 496 drillholes intercept the interpreted mineralized zones in Malikoundi/Boto 2, Boto 5, Boto 6, and Boto 4 deposits.

vi)        Sampling, Analysis and Data Verification

Sample Preparation and Analysis

The only known sampling types conducted during prior to 1999 were surface geochemical sampling and grab sampling. From 1999 to 2004, sample preparation was carried out at the Karakaena Camp. QA/QC consisted of the insertion of duplicate samples, blank samples (blanks), and standard samples. During this period, preliminary preparation was carried out at the AGEM field laboratory before being submitted to a commercial laboratory. This field lab was under the supervision of an experienced technician.

From 2004 to 2007, for certain periods only, duplicates and blanks were used to do the QA/QC for RC, RAB, trench, and termite mound samples. Since 2004, no preparation has been made at the camp, other than splitting of the RC and RAB samples. The insertion rates of QA/QC samples at this time were: a duplicate inserted in each batch of 10 samples and a local blank inserted in every 20th sample. No certified standard was used.

In 2007 and 2008, the QA/QC procedure was reviewed and new procedures were put in place. An internal validation of the samples pre-2007 was carried out by IAMGOLD and did not detect any significant sampling issues. The new QA/QC methods were applied to previous data from 1999 to 2007 and approximately 10 per cent of the samples were re-analysed. From that point on, a validation procedure was systematically applied. Since 2009, all AGEM sampling campaigns have been using certified standards and blanks, in addition to taking duplicates and check assay samples. QA/QC results are monitored in each drilling program. Standard and blank samples are plotted against their theoretical value and scatter diagrams are created for duplicates and check assays. An assay batch is considered validated if the value received for the certified reference is within a range of ±15 per cent of the mean certified value for that standard. The entire batch will be re-assayed if any certified standard does not meet this requirement. For blanks, any assay value greater than 10 ppb signifies a batch failure and the entire batch is re-assayed.

Until December 2013, all samples from the Boto project were being analyzed at the ALS Chemex laboratory in Bamako, Mali. Upon reception in the laboratory, samples were removed from the sample bags and checked against the chain of custody form and information was entered into the ALS system under an ALS file number. ALS inserted two internally certified standards and two blanks in each batch of 24 samples and analyzed duplicates on a regular basis. Internal laboratory QA/QC assessments were evaluated to ensure they meet the standards established.

From December 2013, all Boto project samples were processed in the Véritas laboratory. Véritas is contacted when at least 800 samples are ready to be shipped. By the time Véritas picks up the samples from the camp, the number has usually risen to approximately one thousand. The vehicle carries the samples to the Kédougou preparation laboratory. Samples are sorted by batches of 200 and a given name. In 2016, Véritas stopped preparations in Kédougou and samples are currently prepared at the Véritas laboratory in Bamako, Mali. Pulps are sent to the Véritas laboratory in Abidjan, Ivory Coast, for assay.

Sample Security

The samples were transferred from the field to the camp only in the presence of a qualified and experienced technician. Drill core cutting, sample packaging and storage were carried out under the supervision of Boto project geologists and technicians. The core halves and the RC and RAB samples were packaged in sealed, plastic sample bags. A sample tag is placed in each bag of samples taken. It is the opinion of the QP that the sample preparation and analyses are adequate for this type of the deposit and that the sample handling and chain of custody are satisfactory and meet industry standards. The data is considered representative for the level of study presented. The QP concludes that the exploration, sampling practices, and resulting data are suitable for the estimation of a NI 43-101 mineral resource estimate.

Data Verification

The database was verified by the QP. All assay analyses in the Geovia GEMS™ 6.8.1 resource estimation software database since 2000 were extracted and approximately 12 per cent of the assay values were randomly selected and verified against the official electronic copies of laboratory certificates. The QP also checked for abnormally high values, missing intervals or sample numbers, interval lengths and zero levels. Any high values above detection limit were re-analysed. Any values below detection limit were assigned the value of half the detection limit. Drill holes were checked visually for deviations in the down hole survey.

A site inspection was conducted from December 11 to 15, 2017. There were no drilling activities in progress at the time of the site visit. The site visit included inspection of core logging, sampling and drill core storage facilities, checking coordinates for drill hole collars and reviewing drill core logs against selected drill core. AGP Mining Consultants Inc. (“AGP”) inspected the Boto exploration camp and the new camp and found the core storage sheds at both to be clean and orderly. AGP located 55 drill hole collars at three of the four deposit sites. Many of these cement casts are showing signs of wear and, in some cases breakage, but most are still legible. Since the long grass is often burnt by the end of the rainy season, many of the PVC pipes are melted. The majority of the coordinates measured by AGP fell within a 5 metre tolerance of those reported by IAMGOLD. In only one instance was the Easting off greater than 5 metres (at 9 metres). This is not considered a significant error given the accuracy of the handheld GPS (± 10 metres). It is the QP’s opinion that the coordinates are acceptable. The site visit also included a review of the drill core logs and comparison to selected drill core intervals. The lithology descriptions and sample intervals in the drill logs were consistent with the drill core intervals reviewed. The QP is of the opinion that the database is adequate and representative to support a resource estimate of the Boto deposit for the level of study presented, and that the core descriptions, sampling procedures and data entries were conducted in accordance with industry standards.

vii)        Metallurgical Testing

Extensive metallurgical testwork has been conducted on the Boto ore deposit since 2013. The testwork results were analyzed and used in flowsheet development and inputs into the process design criteria. The testwork conducted in 2013 was a scoping level metallurgical test program. The testwork conducted in 2014 was a continuation of the previous scoping-metallurgical test program in 2013.

In 2015, the Boto project entered into its PFS phase. A sample selection exercise was also conducted during that time. The program began in 2015 with sample selection and grindability testwork, and ended with metallurgical testwork in 2016. In 2016, three master composites were submitted for metallurgical development testwork and 40 samples were submitted for gold extraction variability testwork. A gap analysis was conducted on the results to identify recommendations.

In 2017, the Boto project entered into its FS phase and metallurgical and sample selection were conducted. The key objectives of this testwork included confirming the requirement of a gravity circuit, confirming the optimum leach conditions such as grind size, cyanide concentration, pulp density, addition rate for lead nitrate, and oxygen addition during leaching. The program also included CIP modelling, and tests for solids-liquid separation, pH neutralization, oxygen uptake, preg-robbing, and cyanide destruction. One of the main objectives for the 2017/2018 testwork was to further study the distribution of Tellurides in the ore body and also to study the gold deportment and the gold mineral types. In 2018, solids-liquid testwork were conducted at both the Outotec and Pocock testing facilities, to investigate the most effective type of flocculant, flocculant dosing rates, and the solids flux or loading rates for thickener sizing.

Comminution parameters determined based on lithology weighted average per weathering type are:

  85th percentile BWi of 10.8 kWh/t, 11.2 kWh/t, and 20.6 kWh/t for saprolite, saprock, and fresh rock, respectively;

  85th percentile CWi of 16.4 kWh/t for the fresh rock; and

  50th percentile Ai of 0.033 g, 0.043 g, and 0.542 g for saprolite, saprock and fresh rock, respectively.

The Boto project fresh rock is classified as hard ore while the Boto project saprolite and saprock are classified as softer ore when compared to the A.R. MacPherson Grinding Specialist database. Other key results from the metallurgical testwork include:

  Gold extraction increased with decreasing grind size, however, a grind size of 80 per cent passing (P80) of 75 µm was determined to be optimum for the Boto project;

  Malikoundi/Boto 2 and Boto 5 samples showed no evidence of preg-robbing activity;

  Gravity separation tests (E-GRG tests), and whole ore leach tests showed limited benefits from inclusion of a gravity circuit in the flowsheet. The majority of the GRG amount found in MC-2 of the 2018 testwork was very fine in nature; hence, recovery with gravity at full scale would be difficult;

  Synergistic effects from lead nitrate and oxygen addition during pre-treatment, and oxygen addition during leaching provided faster leach kinetics, significant reduction in cyanide consumption and gold extraction benefits;

  Cyanide consumption was low with a consumption rate of 0.13 kg/t ore expected at the design ore blend (approximately 90 per cent fresh rock and 10 per cent saprolite/saprock); and

  Lime consumption was moderate with a consumption rate of 1.64 kg/t ore expected at the design ore blend.

viii)        Mineral Resources

The effective date of the mineral resources is May 8, 2018. The resource estimate has been prepared using interpreted mineralized veins (domains) for four deposits. The resource estimates were conducted using Geovia GEMS™ 6.8.1 resource estimation software. The blocks models were estimated using inverse distance cubed. The Boto 4 deposit is currently not classified as a mineral resources because the deposit is situated within a 500 metre exclusion zone at the Balinko river and underneath the village of Guémédji. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The mineral resources are reported within optimized constraining shells. The optimized constraining shells were developed for each deposit using Hexagon Mining MineSight 3D and incorporate metal recovery, geotechnical parameters, and assumed costs for each alteration zone. The mineral resources are classified as indicated resources or inferred resources in accordance with the CIM Standards.

Summary of Mineral Resources for the Boto Project; Effective Date 8 May, 2018

Classification	Tonnes (,000t)	Grade (g/t Au)	Contained Metal (,000 oz Au)
Indicated	48,045	1.61	2,487
Inferred	2,483	1.80	144

Notes:
• Mineral resources are reported within optimized constraining shells using MineSight 3D software.
• Summation errors may occur due to rounding;
• Cut-off grades vary between 0.37 g/t Au and 0.51 g/t Au, depending on the deposit and the alteration type of material;
• Mineral resources were estimated based on a gold price of $US 1,500/ oz;
• Capping of grades varied between 1.71 g/t Au and 42.02 g/t Au on raw assays by mineralized zone or sub-domain;
• The density varies between 1.70 g/cm3 and 2.76 g/cm3 depending on alteration zone.

Approximately 3,400 measurements were collected for SG from the Boto project. The majority of the measurements were collected from the Malikoundi deposit. A total of 3,282 measurements were used to assign the density values to the block models by alteration zone. Density values were attributed to the block models based on alteration zone using the 50/50 rule.

The mineral resources are reported inclusive of mineral reserves. The mineral resources for the Malikoundi/Boto 2 deposit are: an indicated resource of 41.9 Mt at 1.66 g/t Au; and an inferred resource of 2.0 Mt at 2.00 g/t Au. The mineral resources for the Malikoundi/Boto 2 deposit are as follows:

Classification	Tonnes (‘000 t)	Grade (g/t Au)	Contained Gold (‘000 oz Au)
Indicated	41,915	1.66	2,240
Inferred	1.974	2.00	127

Notes:
• The mineral resources are reported within an optimized constraining shell using a gold price of US$1,500/oz.
• Summation errors may occur due to rounding.
• Mineral resources are reported inclusive of mineral reserves.
• Mineral resources are classified in accordance with the CIM Standards definition of mineral resources.
• Cut-off grades used to report mineral resources vary from 0.37 g/t Au and 0.51 g/t Au depending on alteration zone.
• Capping of grade outliers varies between 2.01 g/t Au and 42.02 g/t Au depending on interpreted mineralized zone and sub-domain.
• The density varies between 1.70 g/cm3 and 2.76 g/cm3 depending on alteration zone.

The qualified persons for the Boto Report are not aware of any information not already discussed in the Boto Report, which would affect their interpretation or conclusions regarding the subject property.

ix) Mineral Reserves

The reserves for the Boto project are based on the conversion of the indicated resources within the current Technical Report mine plan. No measured resources are currently part of the model. Indicated resources are converted directly to probable reserves. The reserves are based solely on the Malikoundi, Malikoundi North and Boto 5 areas.

Total reserves for the Boto project are as follows. The Boto Report also includes a summary by pit area.

Proven and Probable Reserves

	Proven			Probable			Total
	Tonnes	Grade	Gold	Tonnes	Grade		Tonnes	Grade
Ore Type	(kt)	(g/t)	(oz)	(kt)	(g/t)	Gold (oz)	(kt)	(g/t)	Gold (oz)
Saprolite	-	-	-	2,910	1.85	173,000	2,910	1.85	173,000
Transition	-	-	-	2,160	2.01	139,000	2,160	2.01	139,000
Fresh Rock	-	-	-	29,990	1.67	1,614,000	29,990	1.67	1,614,000
Total	-	-	-	35,060	1.71	1,926,000	35,060	1.71	1,926,000

Note: This mineral reserve estimate is as of August 30, 2018 and is based on the new mineral resource estimate dated May 8, 2018 for Malikoundi and Boto 5 by AGP. The mineral reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng of AGP., who is a qualified person as defined under NI 43-101. Mineral reserves are stated within the final design pit based on a $1,044/oz gold price pit shell with a $1,200/oz gold price for revenue for Malikoundi, $960/oz for Malikoundi North and $900 /ounce for Boto 5. The cut-off grade varied by material type from 0.46 g/t Au in saprolite, 0.50 g/t Au in transition and 0.63 g/t Au in fresh rock for the Malikoundi and Malikoundi North pit areas. The cut-off was 0.48 g/t Au in saprolite, 0.49 g/t Au in transition and 0.59 g/t in fresh rock for the Boto 5 area. The mining cost varied by rock type and area but averaged $2.13/t, processing costs vary by rock type but averaged $15.04/t milled and G&A was $4.22/t milled. The process recovery averaged 89.5 per cent. The Boto Report scope only considers the Malikoundi, Malikoundi North and Boto 5 open pit mineralized zones.

The Boto project is amenable to extraction by open pit methods. Costs were developed from base principles and with current equipment quotations from local vendors. All design work is based on the Malikoundi and Boto 5 models generated by AGP with an effective date of May 8, 2018. Only indicated resources were used for the FS and all inferred resources are considered as waste.

The QPs for the Boto Report have not identified any known legal, political, environmental or other risks that would materially affect the potential development of the mineral reserves. The risk of not being able to secure the necessary permits from the government for development and operation of the project exist but the QP is not aware of any issues that would prevent those permits from being withheld per the normal permitting process.

x)        Mining Operations

Open pit mining was selected as the method to examine the development of the Boto project based on the size of the resource, tenor of the grade, grade distribution and proximity to topography for the Malikoundi and Boto 5 deposits. No mining has been conducted on the Malikoundi part of the project but artisanal mining is ongoing at Boto 5. AGP’s opinion is that with current metal pricing levels and knowledge of the mineralization, open pit mining offers the most reasonable approach for development.

A geotechnical study was completed on the Malikoundi and Boto 5 deposits by Absolute Geotechnics (“AG”). The study provided detailed slope recommendations by alteration zone, material type and orientation. These recommendations were incorporated in the pit optimizations completed for the FS with allowances made for ramps in the slopes to determine an overall angle to use. The recommendations were also incorporated in the detailed mine design. Pit optimizations utilizing the Lerch-Grossman routine were examined for 3 proposed open pits – Malikoundi, Malikoundi North and Boto 5. The Malikoundi pit is approximately 335 metres deep, and 1250 metres long by 800 metres wide and is understood to be the ultimate pit of a potential 4 phase development. The Malikoundi North and Boto 5 pits extend to depths of approximately 80 metres and 140 metres, respectively. The open pit ultimate size and phasing requirements were determined with various input parameters including estimates of the expected mining, processing and general and administrative costs, as well as metallurgical recoveries, pit slopes and reasonable long-term metal price assumptions.

The geologic models used for the FS are whole block fully diluted models. Contact dilution was also believed to be a consideration and was estimated based on 0.5 metres per block side if the material was below cutoff grade. The calculation for dilution for the Malikoundi pits resulted in 4.5 per cent more tonnes and 4.1 per cent lower gold grade than insitu. Boto 5 had slightly higher dilution results of 7.8 per cent more tonnes and 6.7 per cent lower gold grade than insitu. The diluted tonnes and grade were reported in the detailed pit designs.

The mine schedule delivers 35.1 Mt of ore grading 1.71 g/t Au to the process plant over a LOM of 12.8 years. Waste tonnage totalling 204.3 Mt will be placed into waste rock management facilities. The overall strip ratio is 5.83:1 LOM. The current LOM includes 15 months of pre-stripping and 12.8 years of mining. The final year will complete the pit and clear the stockpiled ore. The stockpiled ore, together with pit phasing will be utilized to ensure enough mill feed is available in the rainy season. Phases will be advanced quickly in the dry season.

The mine schedule is based on mining the four phases in Malikoundi, the single phase in Malikoundi North and the single phase in Boto 5. Boto 5 has been designed as a contract mining pit that utilizes a maximum truck size of 40 tonnes with no drilling and blasting. Mining commences in Year 2 which is a three-month period and continues in Year 1 which is a full 12-month period. This pre-production stripping is required to assist in the construction of various infrastructure items and prepare sufficient material in stockpile prior to mill commissioning. A total of 2.3 Mt of material will be moved in Year 2 and an additional 13.7 Mt moved in Year 1. This includes the development of a 2.2 Mt ore stockpile grading 2.25 g/t Au. Malikoundi Phase 0 and Phase 1 will be the only active phases in the preproduction period. Phase 0 provides fresh rock for construction needs.

Year 1 production assumes that the plant will require 3 months to achieve full production levels. Ore mining will be from stockpile, Boto 5 and Malikoundi Phases 0, 1 and 2. Mining occurs from Year 1 until part way through Year 12. The remainder of Year 12 and 13 is for stockpile reclaim to feed the mill. Peak mining requirements are in Year 2 when Phase 3 is initiated. Mining in Boto 5 occurs from Year 1 to 3. Malikoundi North is mined from Year 1 to 5. Malikoundi is mined continuously throughout.

Various rock types are present in the material mined within the final pits. All material types will be comingled in the waste management facilities. Certain portions of the material will be directed to the TMF for the embankment construction. There will be four waste storage areas. The waste dump northwest of the plant has a design capacity of 40.8 Mm3 but only 36.5 Mm3 is utilized. The waste dump northeast of the plant has a design capacity of 53.8 Mm3 which is fully utilized. The FWP requires 1.3 Mm3 from the mine site for construction. The Boto 5 facility is designed at 9 Mm3 and is fully utilized.

xi)        Processing and Recovery Operations

Process Design

The process plant design is based on extensive metallurgical testing, experience and industry standards. The flowsheet configuration and unit operations are well proven in the gold processing industry. The key criteria for equipment selection are suitability for duty, reliability and ease of maintenance.

The plant has been designed with a nominal throughput of 2.75 Mtpa ore, crushing circuit availability of 75 per cent and a mill utilization of 92 per cent. The plant design incorporates the following unit process operations:

  Single stage primary crushing with a jaw crusher to produce a crushed product size of P80 of 138 millimetres;

  Mill feed surge/overflow bin that overflows to a stockpile;

  The grinding circuit is an SSAG type, which consists of a closed circuit single stage SAG, producing a P80 grind size of 75 µm;

  Hydrocyclones are operated to achieve an overflow slurry density of 28.1 per cent w/w solids to promote better particle size separation efficiency;

  Leach circuit with five tanks to achieve the required 34.4 hours of residence time at nominal plant throughput. A pre-oxidation step is included ahead of leaching to minimize cyanide consumption and improve downstream leach kinetics;

  CIP carousel circuit consisting of six stages for recovery of gold dissolved in the leaching circuit;

  Pressure Zadra elution circuit with gold recovery to doré, which includes an acid wash column to remove inorganic foulants from the carbon with hydrochloric acid, and an elution column; and

  Carbon regeneration kiln to remove organic foulants from the carbon and reactivate the adsorption sites on the activated carbon with heat.

Process and Plant Description

The Boto mineralization is predominantly hosted in quartz veins. Sulphide minerals comprise pyrite, pyrrhotite and traces of arsenopyrite and chalcopyrite. The Boto project deposits are considered free milling. The ore body consists of approximately 5 per cent saprolite overlaying a layer of approximately 5 per cent transition material followed by the remaining 90 per cent fresh rock at depth. The proposed process facility will consist of the following process areas:

  Primary crushing and coarse ore storage;

  Grinding, utilizing a SSAG circuit;

  Leach CIP Carousel circuit;

  Gold recovery and carbon handling circuit (consisting of a cold acid wash followed by a pressure Zadra elution circuit and horizontal carbon regeneration kiln); and

  Tailings disposal in a lined TMF with natural degradation of residual cyanide.

Plant Consumption

A water balance for the process plant has been completed. Water from the pre-leach thickener overflow stream is recycled within the process plant to reduce external water requirements. Decanted return water from average rainfalls would fully satisfy the process water requirements, i.e., there would be no make-up water required from the raw water system. Fresh water consumption is estimated at 59 m3/h. Given a large positive water balance, no extraction from the river is anticipated. The power demand for the plant, along with the rest of the site and camp, will be provided by an on-site thermal/solar power plant. Reagent storage, mixing and pumping facilities will be provided for all reagents for the process plant.

Plant Control System

The general control philosophy will be one with a moderate level of automation and remote control facilities to allow process critical functions to be carried out with minimal operator intervention. PC-based OITs and a single server will act as the control system SCADA terminals. All key process and maintenance parameters will be available for trending and alarming on the process control system. Two additional OITs will be provided for data logging and engineering/programming functions. Three field touch panels will be installed. The process control system that will be used for the plant will be a PLC and SCADA based system. The process control system will control the process interlocks and proportional, integral and derivative control loops for non-packaged equipment. Control loop set-point changes for non-packaged equipment will be made at the OIT.

Local control stations will, as a minimum, contain start and latch-off-stop pushbuttons which will be hard-wired to the drive starter. Plant drives will predominantly be started by the control room operator, after inspection of equipment by an operator in the field. The OITs will allow drives to be selected to auto, local, remote and maintenance or out-of-service modes via the drive control popup. Statutory interlocks such as emergency stops and thermal protection will be hardwired and will apply in all modes of operation. All PLC generated process interlocks will apply in auto, local and remote modes. Process interlocks will be disabled or bypassed in maintenance mode with the exception of safety related and critical interlocks such as lubrication systems on the mill.

Vendor supplied packages will use vendor standard control systems as required throughout the Boto project. General equipment fault alarms from each vendor package will be monitored by the process control system and displayed on the OIT. Fault diagnostics and troubleshooting will be performed locally.

The use of actuated isolation or control valves will be implemented around the plant for automatic control loops or sequencing as part of the plant control or the elution sequence. The majority of equipment interlocks will be software configurable. However, selected drives will be hard wired to provide the required level of personal safety protection. All alarm and trip circuits from field or local panel mounted contacts will be based on fail-safe activation and will open on abnormal or fault condition. If equipment shutdown occurs due to loss of main power supply, the equipment will return to a de-energised state and will not automatically restart upon restoration of power. Sequential group starts and sequential group stops will not be incorporated for non-packaged plant equipment, with the exception of the elution circuit. However, in any process, critical safety and equipment protection interlocks will cause a cascade stop in the event of interlocked downstream equipment stopping.

xii)        Infrastructure, Permitting and Compliance Activities

Infrastructure

The overall site plan for the Boto project includes the main facilities such as the open pit mines, waste dumps, process plant, TMF, FWP, staff camp and main access road. An onsite power plant and bulk fuel storage are located at the process plant. The site as a whole except for the open pit mines will be fenced to clearly delineate the area, prevent animal access and deter access by unauthorized persons. Road access into the fenced area will be through a manned security checkpoint. Security fencing will surround the accommodation camp. High security fencing will surround the process plant.

As part of the development of the Boto project, the main access road will be upgraded and new bridges constructed to access the mine site year-round. Internal roads at the plant will provide access between the administration area, process plant facilities, bulk fuel storage, power plant, mine services area and staff camp. A network of mine haul roads and new access tracks will also be constructed.

The TMF will provide secure storage for tailings and process water and protect groundwater and surface waters during operations and post closure. The TMF has been sized to permanently store approximately 35.06 Mt of tailings, or 26.0 Mm3 at an average settled dry density of 1.35 t/m³. The Dam Hazard Classification has been determined based on the population at risk and loss of life; environmental and cultural values; and infrastructure and economics, and has been identified as Extreme.

The FWP will be constructed to store water to support mine operations. A storage volume of 2.5 Mm3 has been selected to ensure adequate capacity to provide water to the process under all operating and climatic scenarios. The FWP has been identified as having a Dam Hazard Classification of Extreme based on the foreseeable consequences. It will include an overflow spillway to route excess water and flows through the FWP basin. The spillway will consist of a trapezoidal channel. The spillway will discharge downstream of the FWP and the toes of the embankment and buttress will be lined as required with geotextile and rip rap to minimize erosion.

Environmental Studies, Permitting and Compliance Activities

The main environmental and social requirements in Senegal, in accordance with Senegal’s Mining Code are: completing an Environmental and Social Impact Study (“ESIA”) and creating a mine site reclamation fund at the Deposit and Consignment Office. The main environmental and social requirements under the Environment Code include: completing an impact study and implementing an Environmental and Social Management Plan; acquisition of an environmental compliance certification granted by the Directorate of Environment and Classified Establishments; notifying the authorities of neighbouring countries of a mining operation as part of the EA if the operations are liable to have a cross-border impact or the mining operation must use shared infrastructures or resources; compliance with safe distance rules; consultation with local communities; and public involvement in the environmental impact study (upstream and downstream). IAMGOLD is also committed to a number of its own policies and World Bank Group Guidelines. In order to comply with the legal and regulatory requirements as well as World Bank Group Guidelines, an ESIA process was launched in June 2015 and was completed in 2018.

To properly understand the project’s human, physical and biological context, baseline environmental studies were advanced in 2015 and in the first half of 2016 and completed in the second half of 2017. Tailings and waste geochemical characterization studies were also conducted during these periods. The upstream public consultation process took place in 2016 and a public inquiry was made in May and June 2016 at the request of the Kédougou region Governor. The complete ESIA report was submitted in 2016, on the basis of the project as developed as part of the original PFS. At the request of IAMGOLD, the impact study validation procedure was suspended due to the continuation of technical studies.

Following the publication of the optimized PFS and the launch of the FS, the ESIA report was updated with new data at the end of the first half of 2018 and submitted to the Ministry of Environment for instruction and validation. The report was reviewed in April 2018 by the technical committee, representing all key and administrative stakeholders, and additional information was requested. An amended was submitted to the Ministry of the Environment in May 2018. The downstream public consultation procedure will take place once the Directorate of Environmental and Classified Establishments have validated the ESIA report. The ESIA update is not expected to have major changes – the optimization team made general positive changes on environmental and social aspects. Highlights of the baseline environmental studies and the impact study are presented in the Boto Report.

The ESIA resulted in the identification of the main potential impacts as well as the benefits the Boto project could have. The main potential negative impacts are:

  Reduced area for lands that could be used by the community for the purposes of agriculture, husbandry, market gardens and other uses due to land occupation by infrastructures and various components of the Boto project;

  Loss of cropland;

  Disruption of plant and wildlife habitats by construction activities and mining operations;

  Modification of the sector’s hydrological and hydrogeological regime due to land occupation by infrastructures and components of the Boto project, the development of ditches, drainage channels and water storage ponds, the excavation and dewatering of open pits, etc.;

  Increased ambient noise level due to blasting and ore and waste handling activities, as well as the equipment used in the industrial sector;

  Disruption of ambient air quality due to the handling of material, ore and waste, operation of the thermal power plant and of the ore processing mill, etc.;

  Disruption of surface and ground water quality as a result of deforestation exposing the land to erosion, the potential discharge of contaminated water by the septic waste water treatment plant, waste dumps and TSF, potential discharges of hazardous material or petroleum products, etc.; and

  Increased pressure on already limited services related to health, education and water and food supply, potential increase in crime rate and cases of communicable diseases, caused by the influx of migrants, namely crossing the borders from Mali and Guinea, seeking job and economic opportunities in the sector.

On the other hand, the Boto project will bring several benefits in the Kédougou and Saraya regions. The Boto project was designed to minimize impacts on the population and the environment, including safety distances, buffer zones, secondary spill retention capacity for petroleum products and reagents, settling ponds for run-off water from waste dumps and drainage water from pits, and design features for the TMF to minimize the risk of exfiltration. A relocation and compensation strategy was developed. Should the displacement of revenue-generating activities or of people to other revenue-generating activities be required, IAMGOLD will implement a relocation and compensation program in compliance with the requirements of Senegalese regulations and international standards. If the Boto project is implemented, IAMGOLD intends to provide effective support to the authorities and communities to improve living conditions in the zone and help the development of local communities. This support will remain within the financial limits of the Company and in accordance with the mandates of the State.

Senegal’s Environmental Code requires that an ESMP be developed, implemented and maintained for large-scale projects to address the main environmental and social issues identified in the ESIA. A preliminary ESMP was presented to the authorities in the ESIA report. Once the environmental permit is obtained for the Boto project, an official version of the ESMP will be prepared and implemented.

xiii)        Capital and Operating Costs

All costs are expressed in U.S. dollars unless otherwise stated and are based on pricing in the second quarter of 2018 and deemed to have an overall accuracy of ±15 per cent.

The capital cost estimate was based on an EPCM implementation approach and typical construction contract packaging. Equipment pricing was based on quotations and actual equipment costs from similar projects considered representative of the Boto project. The overall capital cost estimate is as follows:

Area	M$ (Excluding Duties and Taxes)
Direct Costs
Mining	$62.1
Infrastructure	$19.0
Ore Handling & Processing	$57.4
Tailings & Water Management	$16.6
Sub-Total Direct Costs	$155.1
Indirect Costs
Construction In-directs	$49.0
Owner’s Costs	$19.2
Contingency	$24.3
Sub-Total Indirect Costs	$92.5
Sub-Total Initial Capital Costs	$247.6
Additional Indirect Costs	$6.8
Total Initial Capital Cost	$254.4
Sustaining Capital Cost	$66.0
Total Project Capital Cost	$320.4

Initial capital requirements (pre-production) for the mine, excluding contingency, duties and taxes, are estimated to be $61.6 million and includes pre-production mining which is capitalized. This includes mining equipment, miscellaneous mine capital and pre-production stripping. The mining equipment capital reflect full purchase of the equipment. Leasing or financing have not been included for the FS. Sustaining capital requirements are estimated to be $45.6 million.

The capital costs for the process plant and infrastructure capital are based on the elements of the proposed process facility and the project infrastructure described in the Boto Report. The capital cost estimate is based on an EPCM implementation approach and horizontal (discipline based) construction contract packaging. The process plant was broken down into unit operation areas with quantity take-offs benchmarked against similar facilities from previous projects to provide the additional scope and level of confidence needed to confirm a FS level estimate was achieved.

The operating cost estimate is made up of three components: mine; process plant; and general and administrative expenses. The estimated LOM operating cost per tonne of ore processed is as follows:

	Total Cost ($M) from first gold pour	$/t Processed
Mining	$456	$13.01/t
Processing	$528	$15.04/t
G&A	$148	$4.22/t
Total Cash Cost	$1,132	$32.27/t

The open pit mine operating costs per tonne of total material are estimated to be $2.07, $1.78, $3.18 and $2.11 for Year 1, 5, 10 and Years 1-13 average respectively. The open pit mine operating costs per tonne of ore are $18.71, $17.75, $7.96, and $13.43 for Year 1, 5, 10 and Years 1-13 average respectively.

The process plant operating costs have been developed based on an ore processing rate of 2.75 Mtpa. The plant will normally operate 24 hrs/day for 365 d/y with 75 per cent (6,570 h/y) crushing plant utilization and 92 per cent milling plant utilization (nominal 8,059 h/y).

The operating cost estimate includes operating consumables; plant maintenance; power; plant laboratory; and labour. The estimated annual cost per tonne of ore of each category are:

•	Consumables: $5.33

•	Maintenance: $1.32

•	Power: $7.52

•	Labour: $ 1.40

The estimated operating cost for the plant laboratory equates to $319,173/year. The estimated general and administrative costs, which include labour and expenses, is $4.22/tonne processed. The estimated annual plant operating cost per tonne is $14.56, $14.25, $14.50, $14.54 and $15.67 for the first five years respectively.

The following foreign exchange rates were used to estimate both capital and operating costs:

Currency	$USD
AUD	0.78
USD	1.00
Euro	1.20
Rand	0.07
CAD	0.8
CFA	0.001754

Economic Analysis

An economic assessment was completed using a pre and after-tax cash flow model prepared by IAMGOLD. Parameters affecting the project cash flow are: production schedule, revenues, royalties, sustaining and initial capital requirements, operational costs, working capital, financing costs, mine closure costs and the Senegalese fiscal regime. Previous costs related to the valuation of the Boto project are estimated at $70.3 million and are considered in the financial analysis in terms of future tax depreciation. The costs were evaluated in U.S. dollars. All amounts are in constant 2018 dollars, no provision is made for inflation nor increase in gold price.

At the award of the “permis d’exploitation,” a mining company will be created whereby the Government of Senegal will hold a 10 per cent free-carried interest. IAMGOLD will hold the remaining interests. The Senegalese government will receive 10 per cent of all declared dividends.

The LOM capital cost for the project is estimated at $320.5 million, with an initial capital expenditure of $254.4 million. The following table presents a summary of the after-tax financial results:

All-In Sustaining Costs	$753/oz Au
Internal Rate of Return	23.0%
Net Present Value (6%)	$260.9 M
Payback	3.4 years

xiv)        Exploration, Development and Production

The host rocks and observed structural setting demonstrated at the Boto project are also observed at many of the economic gold deposits located along the SMSZ. Well established gold mines are situated along this trend such as: Fekola, Loulo and Gounkoto, and Sadiola and Yatela.

In Mali, IAMGOLD holds eight exploration permits covering 600 km2 at the triple junction between Mali, Senegal and Guinea. A recent discovery has been made on the Fekola-Malikoundi trend, known as the Diakha project with reported inferred mineral resources of 14.8 Mt at 1.81 g/t Au. Exploration is still ongoing on the Boto project with step out and infill drilling at the Diakha project as well as some sub-surface sampling through the project area.

In Guinea, IAMGOLD holds an exploration license located south of the Boto project and north of the Diakha project in Mali. A termite mount sampling has been performed and an outstanding anomaly determined. This anomaly is being RC drilled at the moment.

xv)        Project Implementation and Schedule

The initial strategy for implementation of the Boto project involves an early works phase to enable access to the site. The total execution schedule, inclusive of early works is estimated at 24 months before a first gold pour. Early works include the main access road and main bridges, commencing engineering related to long lead items and finalizing contracts for immediate award following approval for construction. The preliminary project schedule is included in the Boto Report.

2.4        South America: Suriname - Rosebel Mine and the Saramacca Project

Unless stated otherwise, the information in the sections below, other than information subsequent to September 23, 2018, is based upon the technical report (the “Rosebel Report”) entitled “Technical Report on the Rosebel Gold Mine, Brokopondo District Suriname” with an effective date of September 23, 2018, prepared by Michel Payeur, Raphaël Dutaut, Adam Doucette, Stéphane Rivard (IAMGOLD Corporation), Dominic Chartier and Oy Leuangthong (SRK Consulting (Canada) Inc.), each a qualified person for the purposes of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures, which are not fully described herein. Reference should be made to the full text of the Rosebel Report, which is available for review on SEDAR at www.sedar.com.

i)        Property Description and Location

The Gross Rosebel concession (“RGM concession”) (Geological Mining Department (GMD) No. 468/02) covers an area of 170 km² in the north central part of the Republic of Suriname at a latitude of 5° 25’ North and a longitude of 55° 10’ West. The RGM concession lies in the district of Brokopondo, between the Suriname River to the east and the Saramacca River to the west, approximately 80 kilometres south of the capital city of Paramaribo. Suriname is a former Dutch colony located on the northeastern coast of South America.

The Saramacca property is located approximately 25 kilometres southwest of the Rosebel mine milling facility. The Saramacca property covers an area of approximately 4,986 ha, straddling the Brokopondo and Sipaliwini districts of Suriname. To the northeast, the property is adjoined to the Headley’s Reef concession, which is 95 per cent owned by RGM (as defined below) and 5 per cent owned by the Republic of Suriname. The property is also adjacent to the Moeroekreek exploration concession, which was acquired by RGM in December 2018 from Sarafina N.V., a Surinamese mining company.

The centre of the property is located at an approximate latitude of 4° 55’ North and a longitude of 55° 22’ West.

RGM CONCESSION AND EXPLORATION CONCESSIONS

Title

The Rosebel mine area consists of the following RGM concessions: Gross Rosebel concession (or the RGM concession operating pursuant to a right of exploitation), which contains the Royal Hill, Mayo, Roma, Rosebel, Koolhoven, Pay Caro, East Pay Caro, and J Zone deposits, eight exploration concessions (Headley’s Reef, Charmagne 1, Charmagne 2, Charmagne West, Thunder Mountain, Anjoemara, Lef Resources Sarafina, Brokolonko, all located on contiguous ground), and the Saramacca property.

All these concessions are owned by Rosebel Gold Mines N.V. (“RGM”), which is a Surinamese company created for the purpose of exploring for and developing all minerals including gold, precious metals, base metals and stones and operating the Rosebel mine. The Company owns a 95 per cent interest in RGM, while the Republic of Suriname has a 5 per cent free-carried interest.

RGM signed a Letter of Agreement with the Republic of Suriname on August 30, 2016, to acquire the rights to the Saramacca property. The terms of the Letter of Agreement included an initial payment of $200,000 which enabled immediate access to the property for the Company and RGM’s exploration team to conduct due diligence, as well as access to historical data from previous exploration activity at the Saramacca property.

On September 29, 2016, the Company ratified the Letter of Agreement by Ratification Letter and amended the Letter of Agreement on December 12, 2016 to acquire the Saramacca property. The Company subsequently paid $10 million in cash and agreed to issue 3,125,000 Common Shares to the Republic of Suriname in three approximately equal annual instalments on each successive anniversary of the date the right of exploration was transferred to RGM.

The Saramacca project is owned under a joint venture agreement between RGM holding 70 per cent and NV1, a wholly owned Government company, holding the remaining 30 per cent interest.

ii)        Accessibility, Local Resources and Infrastructure

There are presently two access routes from Paramaribo to the Rosebel property. One route utilizes a 30 kilometre paved road which connects Paramaribo to Paranam. From Paranam, a paved road courses south following the Afobaka road. From there, an unpaved road travels south and west to reach the property. The other route is a paved road which connects Paramaribo to the international airport at Zanderij. A newly paved road connects Zanderij to the Afobaka road halfway between Paranam and Afobaka. The route then follows the Afobaka, Brownsweg and Nieuw-Koffiekamp roads until reaching the property access road. Travel distance for both routes from Paramaribo is approximately 100 kilometre.

The Saramacca property is located approximately 25 kilometres southwest of the Rosebel mine milling facility. Access is via the paved Afobaka road heading south from Paramaribo and then to Brownsweg. From Brownsweg, the road continues south to Atjoni/Pokigron. The turnoff to Saramacca occurs 25 kilometres after Brownsweg. The project is located a further 14 kilometre westward along a reasonable quality all weather active logging road. During the dry season, it takes approximately 1.5 hours to travel from the Rosebel mine site to the Saramacca property.

A 36 kilometre unsealed road was built from the Rosebel mine site to the Saramacca property in 2016. Access roads in the area are typically saprolite and are not accessible year-round, as they wash out or become hazardous in the wet seasons. The logging road to the project area is generally well maintained and can be driven on with caution during the wet season.

The climate of Suriname is classified as tropical, i.e., warm during the entire year with the mean temperature of the coldest month being higher than 20°C. The average monthly rainfall is greater than 60 millimetres in the driest month(s). Like much of Suriname, the Rosebel property is characterized by consistently warm temperatures and high humidity with little seasonal variation.

Weather data is collected on the Rosebel property on a regular basis since 2003 using a manual weather station (Old Camp) and since 2005 using an automated weather station (tailings area).

Based on Old Camp data from 2004 to 2016, the average annual precipitation was estimated to be 2,288 millimetres per year, while the mean annual temperature for Rosebel is 25°C.

iii)        History

Golden Star Resources Ltd. (Golden Star) was granted the Right of Exploration (ROE) for the Rosebel property for five years in 1994, pursuant to a Mineral Agreement signed between Golden Star, NV Grassalco (Grassalco), and the Government of Suriname on April 7, 1994. Golden Star entered into an agreement with Cambior Inc. (Cambior) on June 7, 1994, granting Cambior the option to earn an undivided 50 per cent of Golden Star’s interest in the 1994 Mineral Agreement and the Rosebel property.

On October 26, 2001, Golden Star sold its 50 per cent interest in the Rosebel property to Cambior for a cash consideration of $8 million and a gold price participation right on future production from Rosebel. Under its gold price participation right, Golden Star would receive a quarterly payment of an amount equal to 10 per cent of the excess, if any, of the average quarterly market price above US$300/oz for gold production from RGM’s soft and transitional rock portions and above US$350/oz from RGM’s hard rock portion, up to a maximum of seven million ounces produced.

Commercial production at Rosebel mine began in 2004. In 2004, Golden Star sold the royalty interest in production at the Rosebel property to Euro Resources SA (Euro Resources - formerly Guyanor Resources SA). In November 2006, IAMGOLD acquired a 100 per cent interest in Cambior (the previous owner of RGM), thereby acquiring 95 per cent of RGM. In December 2008, IAMGOLD acquired 84.55 per cent of the current share capital of Euro Resources.

In June 2013, the Company, RGM, Grasshopper Aluminum Company N.V., and the Republic of Suriname executed the Second Amendment to the Mineral Agreement. The Second Amendment created a new Unincorporated Joint Venture vehicle (UJV) in which the Republic of Suriname would hold, through NV1, a wholly owned subsidiary of the Republic, a paid-up 30 per cent interest and RGM would hold a 70 per cent interest.

In December 2015, the Company announced the closing of a simplified tender offer for Euro Resources through the Euronext Paris Stock Exchange (Euronext Paris), thereby owning approximately 90 per cent of the outstanding common shares of Euro Resources.

Saramacca Project

The first recorded exploration on the Saramacca deposit was undertaken by Golden Star in 1994. During this time, the Saramacca property was part of a larger grants package known as Kleine Saramacca.

In August 2006, Golden Star signed a joint venture with Newmont Mining Corporation (Newmont), whereby Golden Star would remain the operator of the Saramacca property. In 2007 and 2008 Newmont funded all exploration activities at Saramacca, with Golden Star personnel managing the project. During 2009, Newmont earned a 51 per cent interest in the Saramacca property by spending $6 million on exploration expenditures, and took over management of the programs.

In November 2009, Golden Star entered into an agreement to sell its interest in the Saramacca joint venture to Newmont for approximately $8 million. In December 2012, all requirements for the sale and transfer were met, and ownership and control of the Saramacca property was turned over to Newmont for total consideration of $9 million in cash.

In August 2013, the Saramacca property was issued to NV1.

RGM signed a Letter of Agreement with the Republic of Suriname on August 30, 2016, to acquire the rights to the Saramacca property. The terms of the Letter of Agreement included an initial payment of $200,000 which enabled immediate access to the property for the Company’s and RGM’s exploration team to conduct due diligence, as well as access to historical data from previous exploration activity at the Saramacca property.

On September 29, 2016, the Company ratified the Letter of Agreement by Ratification Letter and amended the Letter of Agreement on December 12, 2016 to acquire the Saramacca property. The Company subsequently paid $10 million in cash and agreed to pay an additional adjustment amount of $10 million in cash and further agreed to issue 3,125,000 Common Shares to NV1 in three approximately equal annual instalments on each successive anniversary of the date the right of exploration was transferred to RGM. The title to the Saramacca property was transferred from NV1 to RGM on December 14, 2016 (GMD no 706/16).

iv)        Geological Setting, Mineralization and Deposit Type

Geological Setting

The RGM concession lies within a greenstone belt of the Paleoproterozoic Guiana Shield which stretches from the Amazon River in Brazil to the Orinoco River in Venezuela and covers an area of more than 900,000 km2. In Suriname, sedimentary and volcanic units of the greenstone belt are grouped into the Marowijne Supergroup which is divided itself into two formations: the Paramaka Formation constituted of volcanic rocks, and the Armina Formation constituted of flysch sequences represented by greywacke, mudstone and conglomerate.

The Rosebel deposits are hosted by a volcano-sedimentary sequence of the Marowijne Supergroup and by the overlying detrital sedimentary sequence of the Rosebel Formation. Five types of rocks are distinguished on the property: felsic to mafic volcanic rocks, flysch sequence, arenitic sedimentary rocks, felsic intrusion and late diabase dykes. Economical gold mineralization has been recognized in sedimentary and volcanic rocks while the intrusion only shows rare gold occurrences and the late diabase dykes are devoid of any mineralization.

The Saramacca deposit is underlain by metabasalt of the Paramaka Formation. Younging from southwest to northeast, the main units of the Paramaka Formation are a massive basalt overlain by a thinner amygdular basalt unit and a thick unit of pillowed basalts. The massive basalt is a homogeneous, green, medium-grained unit in which leucoxene sporadically develops. The amygdular basalt unit is a greenish-grey to buff color where hydrothermally altered.

Located at the contact between the massive and pillowed basalts, the Faya Bergi fault zone is a major brittle-ductile vertical dip-slip fault zone with which gold mineralization is associated. Typical brittle features include cataclasite, gouge, fractured zones and striated fault slip planes, and typical ductile features include shear foliation and minor folding. Several sub-parallel minor shear zones occur on either side of the fault zone.

Mineralization

Two phases of deformation are recognized on the property. The first one has affected the older volcanic rocks only, while the second phase of deformation has affected the volcanic rocks and both sedimentary sequences. The veins show no signs of deformation and so the mineralization is interpreted as being emplaced during the latest stage of the last deformation event.

Three mineralized domains are found on the property: the North, Central, and South domains. The northern domain includes the J Zone and Koolhoven deposits along a trend to the north of the volcanic rocks and the Pay Caro-East and Pay Caro deposits along a trend south of the volcanic rocks. The two trends follow a WNW-ESE orientation. The central domain only includes one deposit, Rosebel, which is striking east-west. The southern domain is also striking east-west and hosts the Mayo, Roma, and Royal Hill deposits.

Mineralization at the Saramacca deposit is principally hosted within a series of north-northwest trending structures ranging between two metres and 40 metres in width over a strike length of 2.2 kilometres, and is open along strike. Several sub-parallel structures have been identified, however, the Faya Bergi and Brokolonko structures are the primarily mineralized structures over a continuous distance.

Deposit Type

Gold mineralization in the RGM and Saramacca deposits is structurally controlled and exhibits similar geological, structural and metallogenic characteristics to orogenic greenstone-hosted gold deposits as described by Robert et al. (2007). Orogenic gold deposit characteristics include:

•	Complex arrays of quartz-carbonate veins with significant vertical continuity
•	Mineralization rich in silver and arsenic with varying amounts of tungsten
•	Gold to silver ratios greater than five
•	Mineralization may be enriched in boron, tellurium, bismuth and molybdenum
•	Dominant sulphide mineral is pyrrhotite in amphibolite metamorphic settings
•	Spatial association with regional shear zones
•	Greenstone hosted gold deposit are characterized by:
o	Combination of steeply-dipping laminated quartz-carbonate veins with arrays of shallow-dipping extension veins
o	Distributed along regional compressional structures
o	Locations at boundaries between contrasting lithologies
o	Occurring near an unconformity at the base of conglomerate sequences (this placement is especially true for large deposits)
o	Universal presence of crustal-scale shear zones and faults
o	Lithologies that commonly include Fe-rich rocks such as tholeiitic basalts and felsic intrusive porphyries

This type of deposit is found worldwide along shear zones in volcanic terranes and is characterized by quartz and quartz carbonate veins and sheeted veins primarily in dilational zones where fluid permeability was higher compared to the surrounding rocks at the time of formation. These deposits typically display a complex array of quartz-carbonate veins with significant vertical continuity. While the overall sulphide content is low, the most abundant sulphide mineral is pyrrhotite.

v)        Exploration

The following table provides a summary of exploration activities on the Rosebel concession over the past three years.

EXPLORATION ACTIVITIES ON THE ROSEBEL CONCESSION - PAST THREE YEARS

2015	•

Intense detailed pit mapping in East Pay Caro, J Zone, Rosebel and Royal Hill to be used in further development of the pits, identifying optimal drilling directions for MinEx and RC grade control and new geological interpretation

	•	Mapping and grab sampling of quartz veins in Mamakreek and Compagnie Creek
	•	Small shallow auger program of 66 holes at Royal Hill SE pits of SSM tailings was conducted by MinEx

2016	•

Intense detailed pit mapping in East Pay Caro, West Pay Caro, J Zone, Rosebel, Royal Hill, Roma, Overman and Mayo to be used in further development of the pits, identifying optimal drilling directions for MinEx and RC grade control and update geological interpretation

2017	•	MineEx conducted pit mapping/grab sampling and pit testing in Koolhoven-J Zone, West Pay Caro, and Rosebella

The following table provides a summary of exploration drilling at Saramacca since 2002. From 2016 to 2018, exploration work conducted by the Company on the Saramacca project was performed by the Suriname Exploration department (SurEx) focused on exploration work conducted outside of the RGM concession. Exploration activities in the first and second quarter of 2018 were performed by the Mine Exploration department (MinEx).

EXPLORATION ACTIVITIES ON THE SARAMACCA PROJECT SINCE 2002

	Goldstar		Goldstar/		Goldstar/		IAMGOLD-RGM
			Newmont		Newmont						Total
Hole Type							SurEx 2016-
	2002-2005		2006-2008		2009-2010				MinEx 2018
							2018
	No.	(m)	No.	(m)	No.	(m)	No.	(m)	No.	(m)	No.	(m)
Undefined	157	1,160	241	1,905	-	-	-	-	-	-	398	3,065
Diamond Drilling	24	1,307	30	3,566	36	4,420	286	60,701	66	15,472	442	85,466
Reverse Circulation Drilling	-	-	-	-	-	-	41	4,986	-	-	41	4,986

vi)        Sampling, Analysis and Data Verification

In 2018, all RGM samples (RC grade control) were analyzed using the Pulverize and Leach (PAL) procedure, and all the Saramacca samples (DDH) were analyzed using the Fire Assay (FA) procedure.

Sampling Preparation

Drill core and RC samples were prepared using the industry standard rock sample preparation procedure of drying, weighing, crushing, splitting and pulverizing.

Since 2014, Filab and ENZA are used as check laboratories by RGM Laboratory for the Fire Assay process. For the PAL samples, RGM Laboratory is using, as external laboratories, CRS-Actlab, Merian Gold Mine Laboratory (Newmont Suriname), and ENZA Analytical Services.

Core boxes are brought from the drill pads to the Saramacca exploration camp by the Company’s technicians daily. Geotechnical and geological logging as well as the marking of all sampling intervals is done at the Saramacca camp by the Company’s geotechnicians and geologists. Core boxes are then transported to the RGM mine site for splitting and sampling of half core. Coreshack leaders insert control samples as per the geologists’ instructions and prepare shipments to the primary lab, Filab in Paramaribo. A chain of custody form is signed off at each step by the recipient and accompanies the core always.

Sampling interval ranges from 0.5 metres to 1.5 metres, but in rare cases where core recovery is poor, the interval is extended to enclose fixed metre marks. Visual geological indicators such as changes in lithology, weathering, alteration, mineralization and structure, and changes in hole diameter are taken into consideration in the identification of sampling boundaries. Core is entirely sampled from top to bottom.

A total of 4,776 samples were sent to the Company’s Rosebel mine site laboratory for SG determination at Saramacca. SG samples comprise segments of 10 to 20 centimetres of half core deemed representative of their respective unit. Samples are typically collected every 10 metres in soft oxidized material down to the transition zone, and thereafter every 25 metres in fresh rock. The frequency may locally increase to cover rapid changes in lithology to ensure all lithotypes are sampled.

Quality Control Measures

The Company follows a QA/QC protocol which involves:

  The insertion of CRM;
  The insertion of certified pulp and rock blanks;
  The insertion of uncertified rock blanks purchased commercially, which were tested to be barren;
  Field duplicates in RC holes;
  Checking assays (rejects and pulps); and
  Periodic audits at the primary laboratory, Filab.

Exploration samples collected by RGM SurEx from 2016 to 2018 were submitted to Filab in Paramaribo, Suriname, the representative of ALS Global in Suriname, N.V. Samples collected by RGM MinEx in 2018 were submitted to RGM laboratory (RGM lab). Umpire testing of samples from both MinEx and SurEx groups was conducted through ALS Minerals laboratory (ALS) in Vancouver, Canada. Filab and ALS are autonomous, commercial geochemical laboratories that operate independently of RGM. The RGM laboratory is an internal mine laboratory operated by RGM.

Security Measures

All samples were collected by, or under the secure supervision of, RGM personnel, from the time of sampling through to being received at the primary laboratory.

Samples are transported exclusively by RGM personnel or by an independent contractor, Vonkel, between the drill site, Saramacca camp, RGM lab, and Filab. The samples are recorded on the chain of custody form, grouped by borehole and signed off by both the sender and receiver of samples at each transportation stage between the drill site and laboratory. The signed chain of custody forms are scanned, filed, and stored, both digitally and as a hard-copy. Reference halved-core, pulps and rejects are stored within a secured perimeter at the RGM mine site.

The RGM laboratory is fenced and the entrance is guarded by security. Samples are registered into the LIMS upon arrival at the laboratory to manage assay data and automatically collect assay information and store it securely on the server.

Assaying and Analytical Procedures

The Company employed quality control procedures and took quality assurance actions to provide adequate confidence in the data collection and processing. During drilling, the Company’s experienced geologists implemented industry standard measures designed to ensure the reliability and trustworthiness of the exploration data.

Database verifications consisted of monitoring all data imported into the database for errors, such as overlapping sample intervals or missing information. Monitoring of data was completed manually, and with the use of a database program.

Regular analysis of analytical quality control data was undertaken by RGM following the Company’s Fire Assay Guidelines. These guidelines state that when a quality control failure occurs, all samples between two acceptable standards surrounding the failure must have their rejects and pulps re-assayed with new control samples, and the project geologist is notified of the failure. A quality control failure was defined by RGM as, for any given sample batch, the analysis of two standard samples outside of two standard deviations, or one standard sample outside of three standard deviations.

Metallurgical Testing

The original Rosebel mine processing plant was nominally designed to process 5.0 Mtpa, or approximately 14,000 tpd of ore. The gold processing plant has been expanded since the last technical report, “Rosebel Mine, Suriname NI 43-101 Technical Report” released on March 29, 2010.

Based on the metallurgical testwork result, the processing plant at the Rosebel mine has seen a number of expansion initiatives, since commissioning in 2004, to allow for sustained throughput rates at increased hard rock ratios including:

  Installation of ball mill #2 in 2009;
  Completion of CIL train #2 in 2010;
  Completion of additional Leach tank to increase retention time in 2010;
  Installation of ball mill #3 in 2011;
  Completion upgrade gravity circuit including installation 3 (three) Falcon SB 5200 and Acacia intensive leach reactor in 2012;
  Installation of secondary crusher plant, commissioning of Powerflex SAG drive, SAG shell liner design change from 40 to 30 row and increased media size 125 millimetres to 140 millimetres to increase hard rock capacity in 2016.

The mill throughput capacity depends on the hardness of the rock. During 2017, improvements have been implemented to increase the percentage of hard rock that can be processed. The plant has been operating near this capacity on a sustained long term basis. A sustained rate, at or near the design capacity, is expected for 2018 and beyond.

The metallurgical process is conventional grinding followed by leach, CIL with a gravity circuit installation in the grinding circuit for the recovery of gravity recoverable gold. Gold recovery facilities include acid washing, carbon stripping and electro winning, followed by bullion smelting and carbon regeneration. The process was developed to accommodate varying ratios of soft rock, transition and hard rock ores. The process used at the Rosebel mine was developed through various pilot plant programs and through additional initiatives by mill personnel to improve the process further since commissioning. Further process optimization continues to target constraints and opportunities to further increase plant capacity and performance.

Saramacca Project

The metallurgical test program for the FS started in January 22, 2018 under the supervision of the Company. The metallurgical test plan included both composite and variability samples. The material tested was collected from both the southeast and northwest areas of the pit and from the saddle area in between. The material also covers all rock types including duricrust, laterite, saprolite, transition and fresh rock. The test plan aimed to determine the response of Saramacca material to the existing Rosebel flowsheet and to identify any possible flowsheet modifications required to optimize recovery.

The following table indicates the type of tests that were performed. COREM’s laboratory in Québec City was selected to provide the majority of the metallurgical services required, with some work outsourced to SGS Lakefield.

METALLURGICAL TEST PLAN

	Test	Supplier
Head assays	Chemical composition of samples	COREM
Mineralogy	Overall mineralogy and gold deportment	COREM
Grinding	Bond low energy impact test (CWi)	COREM
	JK Drop Weight test (DWT)	COREM
	SAG Power Index (SPI)	SGS
	SAG Mill Comminution (SMC)	SGS
	Bond Ball Work Index (BWi)	COREM
	Abrasion Index (Ai)	COREM/SGS
Gravity	Gravity (e-GRG test)	COREM
Leaching	Bottle rolls, Stirred tank reactor	COREM/SGS
Thickening	Settling rate	SGS/SNF*

Note: *SNF Floerger

The sample selection was aimed at identifying the variability response of Saramacca ore in terms of grindability and metallurgy for each of the rock types, and then to confirm the correlation of these results with composite samples.

The FS testwork performed demonstrate lower recoveries for fresh rock and transition ore compared to the actual RGM recoveries while treated in a similar flowsheet as the existing plant. The following table summarizes the design criteria of both Saramacca and RGM.

COMPARISON OF MAIN DESIGN CRITERIA FOR SARAMACCA VS RGM

		Design Criteria
Parameter	Unit	Saramacca	RGM
Comminution Characteristics
(Hard Rock)
CWi	kWh/t	18.6	21.8
SPI	min	109	143
Axb	-	32.8	33.8
BWi	kWh/t	14.7	13.4
Ai	g	0.09	0.28
Gold Recovery
Laterite	%	93.2	-
Saprolite	%	91.0	94.4
Transition	%	89.6	94.2
Hard Rock	%	74.8	94.0
NaCN Consumption
Laterite	g/t	246
Saprolite	g/t	173
			314*
Transition	g/t	186
Hard Rock	g/t	417

		Design Criteria
Parameter	Unit	Saramacca	RGM
Comminution Characteristics
CaO Consumption
Laterite	g/t	9,520
Saprolite	g/t	2,919	811*
Transition	g/t	2,572
Hard Rock	g/t	2,510

Note: *The NaCN and CaO consumption rates for RGM were calculated from projected mill throughput (mix between rock types) and mill consumables presented in the RGM NI 43-101 issued on September 5, 2017.

As an opportunity, additional test work is recommended to optimize metallurgical performances for each rock type. Additional tests would also help to identify problematic zones or lithologies within the deposit.

The following tests are proposed:

  Detailed process mineralogy study to better identify the gold associations and refractoriness

  Stirred tests

  Fine grinding + leaching

  Flotation + leaching

  Flotation + fine grinding + leaching

  Oxygen vs. Air addition to the leach

  Thickening on different blends

  P80 optimization remains in the tests proposed

  Blend of Rosebel and Saramacca ore

  Test additional fresh rock samples for comminution and metallurgical response as the updated LOM integrates more fresh rock compared to the previous one.

vii)        Mineral Reserves and Resources

Mineral Resource Estimate

Table 1-1 summarizes the consolidated mineral resource estimates for the Rosebel mine, inclusive of the Saramacca project. The effective dates of the estimates are September 1, 2018 for the Rosebel mine and September 13, 2018 for Saramacca project. Mineral resources and mineral reserves have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM definitions).

TABLE 1-1 CONSOLIDATED MINERAL RESOURCE STATEMENT - ROSEBEL GOLD MINE,
INCLUDING SARAMACCA DEPOSIT

Deposit	Classification	Tonnes (000)	Grade (g/t Au)	Contained Ounces (000) 100% Basis	Attributable Contained Ounces (000)
	Measured	34,216	0.6	696	661
	Indicated	261,108	0.9	7,817	7,426
RGM	Measured & Indicated	295,324	0.9	8,513	8,087
	Inferred	65,154	0.9	1,797	1,707
	Indicated	27,938	2.0	1,763	1,172
Saramacca	Inferred	11,824	0.7	273	182

Deposit	Classification	Tonnes (000)	Grade (g/t Au)	Contained Ounces (000) 100% Basis	Attributable Contained Ounces (000)
	Measured	34,216	0.6	696	661
	Indicated	289,047	1.0	9,580	8,598
Consolidated	Measured & Indicated	323,262	1.0	10,276	9,260
	Inferred	76,978	0.8	2,070	1,889
Notes:
1.	Attributable ounces: 95 per cent for Rosebel (excluding Saramacca), 66.5 per cent for Saramacca.
2.	CIM definitions were followed for classification of Mineral Resources.
3.

Mineral Resources reported at a weighted average cut-off grade for Rosebel (excluding Saramacca) of 0.18 g/t Au for saprolite, 0.23 g/t Au for transition material and 0.35 g/t Au for fresh rock material. Average cut-off grades for Saramacca are 0.25 g/t Au for laterite and saprolite, 0.30 g/t Au for transition material and 0.50 g/t Au for fresh rock material.

4.	Mineral Resources for RGM include 2018 depletion prior to September 1, 2018.
5.	Mineral Resources are constrained within a pit shell estimated using a long-term gold price of US$1,500/oz.
6.	Mineral Resources are inclusive of Mineral Reserves.
7.	Numbers may not add due to rounding.
8.	Effective date for Rosebel (excluding Saramacca) is September 1, 2018. Effective date for Saramacca is September 13, 2018.

The Company and SRK are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the mineral resource estimate.

Excluding the Saramacca project, the mineral resource estimate at September 1, 2018 for the Rosebel mine is 295 million tonnes (Mt) at an average grade of 0.9 g/t Au, containing 8.513 Moz in the Measured and Indicated category. There is an additional 65 Mt at an average grade of 0.9 g/t Au, containing 1.789 Moz in the Inferred category.

This mineral resource is estimated within pit shells optimized at a US$1,500/oz Au price and corresponding cut-off grades and includes the Measured, Indicated, and Inferred Mineral Resource categories. A volumetric analysis using GEMS is performed to determine the tonnage and grade of the Measured, Indicated, and Inferred Mineral Resources inside each of these shells. The stockpile inventory is classified as Measured and is included in the total.

The mineral resource estimate for the Saramacca project, at September 13, 2018, is 28 Mt at an average grade of 2.0 g/t Au, containing 1.763 Moz in the Indicated category, and 12 Mt at an average grade of 0.7 g/t Au for 0.273 Moz in the Inferred category. This estimate is based on open pit extraction, using a conceptual open pit shell developed by BBA Inc. (“BBA”) using the same optimization parameters as those used in the Mineral Reserve study. Mining, processing, and general and administrative costs are based on a Mineral Reserve cost model, which was developed using an activity-based costing approach. Other pit optimization parameters include:

  Overall slope angle 22° in laterite and saprolite, 36° in transition, and 45° in fresh rock.
  Metallurgical gold recovery of 94 per cent for laterite, 91 per cent for saprolite, 89.6 per cent for transition, and 74.8 per cent for fresh rock.
  Gold price of US$1,500 per troy ounce.

After review of optimization results, and through discussions with the Company, SRK considers that it is reasonable to report as mineral resource amenable to open pit extraction those classified blocks located within the conceptual pit shell above a cut-off grade of 0.25 g/t Au for laterite and saprolite, 0.30 g/t Au for transition material, and 0.50 g/t Au for fresh rock material.

Mineral Reserve Estimate

Table 1-2 summarizes the consolidated mineral reserve estimate for the Rosebel mine inclusive of the Saramacca project.

TABLE 1-2 CONSOLIDATED MINERAL RESERVE STATEMENT – ROSEBEL GOLD MINE,
INCLUDING SARAMACCA PROJECT

Deposit	Classification	Tonnes (000)	Grade (g/t Au)	Contained Ounces (000) 100% Basis	Attributable Contained Ounces (000)
RGM	Proven & Probable	117,872	1.0	3,632	3,450
	Stockpiles	15,803	0.6	283	269
Saramacca	Proven & Probable	26,549	1.8	1,542	1,025
Total		160,224	1.1	5,457	4,745

Notes:
1.	Attributable ounces: 95 per cent for Rosebel (excluding Saramacca), 66.5 per cent for Saramacca.
2.	CIM definitions were followed for Mineral Reserves.
3.	Mineral Reserves are estimated assuming open pit mining methods.
4.	Mineral Reserves are estimated using an average long-term gold price of US$1,200/oz.
5.	Average weighted process recovery of 89.8 per cent.
6.	Mining cost: $2.19/t mined. Processing costs: $4.79/t milled. Power costs: $3.13/t milled. General and Administrative costs of $2.16/t milled.
7.	Mineral Reserves include 2018 depletion prior to September 1, 2018.
8.	Mineral Reserves include material from all pits, including Saramacca.
9.	Bulk density is variable by rock type.
10.	Numbers may not add due to rounding.
11.	Effective date for Rosebel (excluding Saramacca) is September 1, 2018. Effective date for Saramacca is September 13, 2018.

RGM is not aware of any mining, metallurgical, infrastructure, permitting or other relevant factors that could materially affect the mineral reserve estimate.

The mineral resource and mineral reserve estimates have been completed to a level appropriate for FSs, and are consistent with CIM definitions and are suitable for public reporting. As such, the mineral reserves are based on Measured and Indicated Mineral Resources, and do not include any Inferred Mineral Resources. All currency is in US dollars unless noted otherwise.

Information on mineral resources and reserves are also reported in Section 4 of Item III below.

viii)        Mining Operations

The mining operation at Rosebel mine is a conventional truck and shovel, drill and blast, open pit operation, with an owner fleet.

In 2019, the annual ex-pit mining target is projected to be 67.3 Mt at stripping ratio of 5.49. The LOM plan for 2019 has 12.4 Mt processed at the Rosebel processing plant at an average grade 0.91 g/t Au to yield approximately 315-330 thousand ounces of recovered gold (95 per cent). This includes mining 0.99 Mt at Saramacca, at a stripping ratio of 1.6. During 2019, 0.3 Mt of Saramacca ore will be processed at the Rosebel processing plant at an average grade of 1.06 g/t Au.

A new primary mining fleet is planned for Saramacca and will consist of one Caterpillar (CAT) 6030 face shovel, two Komatsu PC2000 backhoes, and one PC1250 excavator with the support of one CAT 993 loader used at the run of mine (ROM) stockpile to load long-haul trucks. The proposed haulage fleet will consist of 20 CAT 785 haul trucks within the pit and 10 Haul-Max trucks to haul ROM from Saramacca to the Rosebel processing plant.

The RGM loading fleet consists of five CAT 6030 shovels and four CAT 5130 shovels using both the excavator and front shovel configuration supported by one CAT 993 loader used for ROM stockpile reclaim and one CAT 993 loader used in pit. The hauling fleet consists of 36 CAT 777 and 18 CAT 785 haul trucks. Dust control is accomplished with four CAT 777 and one CAT 769 water truck. RGM’s ancillary equipment includes, fuel trucks, mobile light plants and service trucks.

The drilling fleet consists of a mixed fleet of 13 drills. Drill and blast parameters vary for each pit due to different material type and pit designs. All drill holes are 165 millimetre diameter. All blasting activities on site are executed by RGM employees. Holes are loaded with bulk explosive matrix and initiated with non-electric detonators.

RC grade control drilling is planned on grid spacing of 12 metre x 6 metre pattern using inclined holes. In order to improve the definition of the ore zones, the preferred method for grade control is through RC drilling in all pits. Blast hole sampling is used for grade control in areas where RC grade control drilling is not completed. A fleet of five Shram Buggy rigs are used for RC drilling.

The mining schedule and production rate for the LOM have been established to feed the mill to its power capacity while respecting annual mining rate constraints, phase drop down rates and minimizing truck peak requirements.

The 2019 attributable production is estimated to be between 315,000 and 330,000 ounces of gold.

The following table indicates operating information for the Rosebel mine for the last two years.

ROSEBEL MINE	2018	2017
Gold production (ounces) 100%(1)	302,000	318,000
Ore milled (tonnes)	12,209,000	12,832,000
Grade milled (g/t Au)	0.82	0.83
Recovery (%)	94	93

(1) The production attributable to the Company in 2018 was 287,000 ounces and in 2017 was 302,000 ounces.

At the end of 2018, the Rosebel mine employed approximately 1,700 individuals and contractors, including those employed by outside contractors and the regional exploration. In September 2018, a new two-year collective labour agreement was negotiated which expires on August 15, 2020.

ix)        Mineral Processing

The metallurgical process is conventional grinding followed by leach and CIL with a gravity circuit installation in the grinding circuit for the recovery of gravity recoverable gold. Gold recovery facilities include acid washing, carbon stripping, and electro winning, followed by bullion smelting and carbon regeneration. The process was developed to accommodate varying ratios of soft rock, transition and hard rock ores. The process used at RGM was developed through various pilot plant programs and through additional initiatives by mill personnel to improve the process further since commissioning. Further process optimization continues to target constraints and opportunities to further increase plant capacity and performance.

The nameplate capacity of the Rosebel processing plant is 12.5 Mtpa. The plant has been operating near this capacity on a sustained long term basis. A sustained rate, at or near the nameplate design capacity, is expected for 2019 and beyond.

x)        Site Infrastructure

RGM site infrastructure includes:

  Site roads;
  Mine facilities, such as the truck shop, warehouse, and administration services;
  Administration buildings;

  Processing plant and associated buildings;
  Truck shop and associated buildings;
  Warehouse;
  Fuel storage;
  Municipal services;
  Aggregate plant;
  Camp complex;
  Grid power supply with installed capacity of 189 MW with RGM power demand at 31.9 MW in 2017;
  5 MW solar power plant;
  Emergency generators;
  Communications and IT systems;
  TSF.

Infrastructure on the Saramacca project site will include:

  Access road, approximately 23 kilometres in length, between the southern end of the RGM mine site and the Saramacca project;
  ROM ore storage pad;
  Facilities pad, including a maintenance shop, warehouse, fuel storage tanks, generator, lunch room, washroom and office facilities;
  Water management ponds and ditches;
  A water treatment facility;
  Mining haul roads;
  Waste rock storage facilities.

xi)        Environmental Studies, Permitting and Social or Community Impact

FS and EIA for the Rosebel project was first completed in 1997. After further exploration, a final FS was completed and submitted to the Government of Suriname in August 2002. RGM received a Right of Exploitation from the Government of Suriname after the approval of the final FS and the accompanying EIA in 2002. A Social Impact Assessment was also completed in 2002. Commercial production at the Rosebel mine began in 2004.

In 2012, RGM submitted an ESIA and obtained approval to expand the TSF. An expansion of the TSF was required to support increases in production levels and the LOM. The TSF expansion consisted of the construction of a second containment basin immediately adjacent to the existing facility.

The existing Right of Exploitation provides the necessary approvals for mining and processing within the RGM concession.

Mining of the Saramacca project requires Government of Suriname approval of an ESIA in order to proceed. Consistent with the National Institute for Environment and Development in Suriname (“NIMOS”) guidance, RGM initiated the ESIA process for the Saramacca project in April 2018 with the submission of an ESIA Terms of Reference (“TOR”) for the Saramacca project.

The scope of the Saramacca project for ESIA purposes is for the planned infrastructure and activities during the construction, operations and closure phases of mining within the Saramacca property and includes the transportation corridor between Saramacca, through RGM concessions, to the Rosebel mine plant. The ESIA was based on the engineering and mine planning available at the time of its submission in July 2018.

The Review Phase of the ESIA for the Saramacca project has been completed with comments on the ESIA provided by NIMOS on October 2, 2018. On January 17, 2019, the Minister of Natural Resources approved the ESIA, pursuant the second amendment.

A Community Relations Plan with supporting guideline and procedures was developed to minimize the mine’s impact on communities and the environment.

There is one active community, Nieuw-Koffiekamp, within the boundaries of the RGM concession. Nieuw Koffiekamp is a Maroon village with a population of approximately 500 permanent inhabitants belonging primarily to the Aukan Maroon tribegroup, but with some representation by the Saramaka and Matawai tribes as well.

In the immediate surroundings of the RGM concession, there are eleven other Maroon villages that are considered by RGM communities of interest (“CoIs”) with the potential to be directly impacted by or have influence over RGM operations and the Saramacca project. These villages are; Marshallkreek, Klaaskreek, Nieuw-Lombe, Balingsoela, Brownsweg and Kwakoegron in District Brokopondo; and Nieuw Jacobkondre, Baling, Misalibi and Bilawatra in District Sipaliwini. These, along with Nieuw-Koffiekamp, are considered the direct area of influence of the Company’s operations. RGM has a regular program of engagement and community investment with all CoIs, led by the Community Relations Department. In the case of the CoIs in District Brokopondo, this relationship has been established and ongoing for many years. In the case of the four Sipaliwini CoIs of Nieuw Jacobkondre, Baling, Bilawatra and Misalibi, the program is in its beginning stages as the Saramacca project starts up. Community investment projects are selected with input from community members and traditional authorities. RGM continues to adapt and refine its community engagement and investment approach to meet community needs, particularly as considerations for post-closure sustainability and continuity become more important.

xii)        Capital and Operating Cost Estimates

A total of $1,109 million of capital is planned to be spent over the remaining LOM, which equates to $7.45/t milled or $244/oz of Au. The total capital expenditure excluding expansion capital associated with the development of the Saramacca project is $941 million, which equates to $6.32/t milled or $207/oz of Au.

Sustaining capital, inclusive of the Saramacca project, is the largest capital cost estimated at $477 million, representing 44 per cent of the LOM remaining capital expenditure.

The mine operating costs are estimated on the basis of the physical quantities of the mine plan, realistic equipment productivity assumptions, overall equipment efficiencies and updated consumable prices.

Average mine operating costs over the LOM are estimated at $2.19/t mined, based on assumed diesel costs of the LOM of $0.63/l. The average LOM total milling cost (inclusive of power) is estimated to be $7.92/t milled. The average LOM general and administrative cost is $2.16/t milled and assumes an annual spend of $23 million until 2029, after which general and administrative costs will gradually decrease as the operation will approach the end of the LOM.

xiii)        Taxation

Under the 1994 Mineral Agreement in effect for the Rosebel mine, as amended and referred to above, it is provided that the corporate income tax rate applicable during the first 25 years of operation is the lesser of the year-to-year applicable corporate tax rate currently 36 per cent and 45 per cent. The rate of income tax payable by RGM for each subsequent renewal of the right of exploitation shall be the same rate. Operating expenses, including interest expenses, are generally deductible from taxable income, and losses may be carried forward indefinitely. Capital expenditures are generally depreciated over a four-year period for plant and equipment during the pre-production period and the production phase. Dividends and interest may be paid without any withholding taxes. Legislative stability of taxation rules and rates is guaranteed by the 1994 Mineral Agreement, as amended.

3.        Exploration and Development

3.1        General

IAMGOLD’s exploration efforts remain focused in West Africa, select countries of South America, including Suriname, Brazil, Peru, Columbia, Nicaragua and Canada. With a long-term commitment to reserves replenishment and a strategic mandate for organic growth, the Company has numerous, active, near mine and early to advanced stage exploration projects and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In 2018, IAMGOLD incurred $80.5 million on exploration projects and evaluation studies, excluding the Sadiola mine, approximately an 18-per-cent increase from $68 million in 2017. The 2018 expenditures included:

•	Brownfield exploration and resource development expenditures of $25.8 million

•	Greenfield exploration expenditures of $31.0 million and project studies of $23.7 million

As part of its brownfield and greenfield exploration programs, the Company completed just over 343,000 metres of DD and RC drilling.

Exploration expenditures are summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
2018	$	$	$
Brownfield exploration projects(1)	15.6	10.2	25.8
Greenfield exploration projects	2.1	28.9	31.0
	17.7	39.1	56.8
Feasibility and other studies	23.6	0.1	23.7
	41.3	39.2	80.5

2017	$	$	$
Brownfield exploration projects(1)	20.9	10.2	31.1
Greenfield exploration projects	0.1	25.3	25.4
	21.0	35.5	56.5
Feasibility and other studies	8.6	2.9	11.5
	29.6	38.4	68.0

(1) Brownfield exploration projects for 2018 and 2017 excludes expenditures related to Joint Ventures of $0.2 million and $1.4 million, respectively, and includes near-mine exploration and resource development of $12.6 million and $10.6 million, respectively.

The Company’s exploration expenditures were as follows:

(in $ millions)	2018	2017	2016

Capitalized brownfield exploration (1)
Burkina Faso	4.6	3.1	3.2
Suriname	6.2	14.3	3.4
Canada	4.8	3.5	2.1
	15.6	20.9	8.7
Capitalized greenfield exploration
Africa	0.2	0.1	0.1
South America	0.2	-	-
Canada	1.7	-	1.5
	2.1	0.1	1.6
Capitalized feasibility and other studies
Canada: Côté Gold project	19.9	7.7	2.0
Africa: Boto project	3.6	0.9	-
Suriname: Saramacca project	0.1	-	-
	23.6	8.6	2.0
Total capitalized	41.3	29.6	12.3

Expensed brownfield exploration (1)
Burkina Faso	4.5	4.8	3.4
Suriname	4.6	5.0	6.9
Canada	1.1	0.4	0.4
	10.2	10.2	10.7
Expensed greenfield exploration
Africa	11.3	9.0	5.0
South America	12.0	9.8	5.5
Canada	5.6	6.5	7.1
	28.9	25.3	17.6
Expensed feasibility and other studies
Africa: Boto	-	1.3	1.8
Brazil: Pitangui	0.1	0.2	0.5
Canada: Côté Gold project	-	1.4	1.1
	0.1	2.9	3.4
Total expensed	39.2	38.4	31.7
Total	80.5	68.0	44.0

(1) Exploration projects – brownfield excludes expenditures related to Joint Ventures and includes near mine exploration and resource development.

3.2        Near Mine and Brownfield Exploration and Development Projects

IAMGOLD’s mine and regional exploration teams continued to conduct near-mine exploration and resource development work during 2018 at the Essakane, Rosebel and Westwood mines.

              3.2.1      Essakane Mine, Burkina Faso

As at December 31, 2018, the Company reported total estimated attributable Proven and Probable Reserves at Essakane, including heap leach Reserves, of 133.9 million tonnes grading 0.89 g/t Au for 3.9 million ounces. Total attributable Resources, are comprised of Measured and Indicated Resources (inclusive of Reserves) of 155.7 million tonnes grading 1.0 g/t Au for 4.8 million ounces with attributable Inferred Resources totaling 12.4 million tonnes grading 1.1 g/t Au for 423,000 ounces.

The Company commenced a FS during the second quarter of 2018 after announcing positive results from a previously disclosed PFS incorporating a heap leach based extraction scenario in combination with the existing Essakane operation. The PFS outlined a potentially economically viable project that, at a $1,275 per ounce gold price, would extend the life of the Essakane mine by three years to 2026, and increase the average annual production to 480,000 ounces during the heap leach phase of operations, at a projected all-in sustaining cost of $946 per ounce.

Due to encouraging infill drilling results leading to the delineation of higher proportions of higher grade CIL ore, the FS was refocused on optimizing the performance of the CIL mill. The construction of the heap leach facility has been deferred to the end of the CIL operations. This is a lower capital cost strategy as it will permit the use of the CIL crushing circuit for the heap leaching process and is expected to provide superior economic returns.

During 2018, approximately 55,900 metres of DD and RC drilling were completed on the mine lease and surrounding exploration concessions. Drilling focused on infill and resource conversion at the Essakane Main Zone to support the ongoing FS, infill drilling at the Falagountou West deposit to improve the resource models and continue the appraisal of an in-pit waste dump strategy inside the Falagountou West Pit, and delineation drilling at the Gossey satellite deposit, located approximately 15 kilometres northwest of the Essakane operation.

During the fourth quarter 2018, the Company announced an initial Mineral Resource estimate for the Gossey satellite deposit comprising 10.5 million tonnes of Indicated Resources grading 0.87 g/t Au for 291,000 ounces and 2.9 million tonnes of Inferred Resources grading 0.91 g/t Au for 85,000 ounces. Over 70 per cent of the delineated resources are contained within shallow, soft, saprolite and transition-hosted mineralization.

In 2019, approximately 24,000 metres of DD and RC drilling is planned to support the ongoing FS, target resource expansions and continue to explore high priority exploration targets on the mine lease and surrounding concessions.

              3.2.2      Rosebel Mine, Suriname

As at December 31, 2018, the Company reported total estimated attributable Proven and Probable Reserves at Rosebel, including the Saramacca project, of 141.5 million tonnes grading 1.0 g/t Au for 4.6 million ounces. Total attributable Measured and Indicated Resources (inclusive of Reserves) increased to 296.4 million tonnes grading 0.9 g/t Au for 9.1 million ounces and attributable Inferred Resources totaled 69.4 million tonnes grading 0.9 g/t Au for 1.9 million ounces.

The near mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of existing operations. During 2018, approximately 56,000 metres of DD and RC drilling were completed, including approximately 42,500 metres on the Saramacca property, and approximately 13,500 metres on the adjacent Brokolonko and Sarafina properties.

In 2018, the Company announced the declaration of Mineral Reserves at the Saramacca project, allowing for their incorporation into the Rosebel LOM plan.

Technical studies for the Saramacca project continue and are at various levels of advancement, ranging from pre-feasibility to detailed engineering, and construction has been initiated for various elements of the project. Firm orders have been placed for the acquisition of the long-haul and mining fleets, and construction of the haul road on the current Rosebel concession commenced in November 2018. On-going studies including pit slope dewatering, slope design improvements and metallurgical testing to further optimize recoveries are continuing.

During the fourth quarter 2018, the Company received approval from the Suriname Ministry of Natural Resources to commence construction on the 18 kilometre haul road from Rosebel to Saramacca and construction of a 5 kilometre long section on the Rosebel mineral lease commenced, connecting into the existing haulage network. The commencement of the road construction allows the Saramacca project to remain on schedule to deliver ore to the Rosebel mill by the second half of 2019.

During the fourth quarter 2018, the Company also announced the results from exploration drilling conducted along the Saramacca – Brokolonko trend. Mineralization representing a potential new zone has been intersected by wide spaced drilling approximately 400 metres northwest along strike of the Saramacca project extending for at least 1,200 metres of strike length to the northwest onto the adjacent Sarafina - Moeroekreek concession. Highlights include: 7.5 metres grading 4.58 g/t Au and 10.5 metres grading 1.73 g/t Au. On the Brokolonko concession, drilling has confirmed the presence of bedrock-hosted mineralization that is associated with an aerially extensive, historic auger geochemical anomaly and the site of widespread artisanal small-scale mining.

In 2019, approximately 45,000 metres of DD and RC drilling are planned to expand resources and test priority exploration targets on the Rosebel concession and along the Saramacca – Brokolonko trend.

Transfer from Exploration and evaluation assets to Property, plant and equipment – Construction in Progress

During the fourth quarter 2018, approval to commence construction of the haul road, a significant component of the Saramacca project’s ESIA was obtained. As a result, the Saramacca project was determined to have achieved technical feasibility and commercial viability. Costs capitalized to the Saramacca project were transferred from Exploration and evaluation assets to Property, plant and equipment.

              3.2.3      Westwood Mine, Québec

As at December 31, 2018, the Company reported total estimated attributable Proven and Probable Reserves at Westwood, of 1.2 million ounces grading 7.6 g/t Au. Total attributable Measured and Indicated Resources (inclusive of Reserves) totaled 1.5 million ounces grading 11.1 g/t Au and attributable Inferred Resources totaled 1.7 million ounces grading 9.5 g/t Au.

During the fourth quarter 2018, underground excavation totaled 2,501 metres of lateral and vertical development for a total of 10,608 metres for the year. In addition, approximately 20,000 metres of resource development DD and 1,700 metres for service holes were completed during the quarter for a total of approximately 109,000 metres completed for the year. In support of the ongoing progression to full production, the DD program continued to focus on infill drilling of known zones to upgrade existing inferred mineral resources and advance resource definition in areas to be mined. A substantial DD program of over 65,000 metres of definition drilling is planned for 2019.

              3.2.4      Côté Gold Project, Ontario

The Côté Gold project is a 70:30 joint venture between the Company, as operator, and Sumitomo Metal Mining Co., Ltd. ("SMM").

As at December 31, 2018, the Côté Gold project hosted (all figures quoted on a 100 per cent basis) estimated Mineral Reserves comprising Proven and Probable Reserves of 233.0 million tonnes grading 0.97 g/t Au for 7.3 million ounces. Measured and Indicated Resources (inclusive of Reserves) were estimated at 355.4 million tonnes grading 0.87 g/t Au for 10.0 million ounces. Inferred Resources were estimated at 112.8 million tonnes grading 0.67 g/t Au for 2.4 million ounces.

Completed Feasibility Study

During the fourth quarter 2018, the Company announced the results of an FS completed jointly by the Company and Wood PLC (formerly Amec Foster Wheeler), with inputs from technical studies completed by other specialist consultants. The FS represented a comprehensive study of the technical and economic viability of the selected development option that demonstrates the extraction of the defined mineral reserves to be economically mineable, and will allow the Company and SMM to make a decision on the development of the project. The public filing of the FS triggered a final cash payment to the Company of $95 million from SMM pursuant to the sale of a 30 per cent interest in the Côté Gold Project to SMM in the second quarter 2017.

The FS refined the development concept outlined in the PFS announced in June 2017, and demonstrated significant operational and economic improvements. The FS presented both a Base Case Mine Plan, supported by 88 per cent of the total Mineral Reserves, which is aligned with the current permitting process, and an Extended Mine Plan supported by the total estimated Mineral Reserves. The Base Case Mine Plan demonstrated that the Project would generate an after-tax internal rate of return of 15.2 per cent, at a $1,250 per ounce gold price. The after-tax net present value is $795 million, at a 5 per cent discount rate, with a 4.4 year payback period. The Project would have a mine life of 16 years, with average annual production of 367,000 ounces. The FS also indicates robust initial production averaging 428,000 ounces annually in Years 1 to 12. LOM average total cash costs would be $594 per ounce produced and all-in sustaining costs $694 per ounce sold.

The Extended Mine Plan would increase the after-tax net present value by an additional $110 million to $905 million, at a 5 per cent discount rate. The after-tax internal rate of return would increase to 15.4 per cent, with the same 4.4 year payback period. The project would have a mine life of 18 years, with average annual production increasing to 372,000 ounces (Years 1-15: averaging 407,000 ounces annually). The LOM average total cash costs would be $606 per ounce produced and all-in sustaining costs would be $703 per ounce sold.

In 2019, the Company plans to further de-risk the Project by advancing detailed engineering design, permitting and definition DD.

Although initial capital expenditures under the Base Case Mine Plan and Extended Mine Plan would remain the same, additional permits may be required to raise the height of the mine rock area and tailings management facility under the Extended Mine Plan.

In the fourth quarter 2018, the Company received notification of receipt and acceptance of the Côté Gold Project Closure Plan as submitted to the Ministry of Energy, Northern Development and Mines of Ontario. The notification allows for the commencement of construction activities at site.

Subsequent to year end, the Company announced that it had deferred a decision to proceed with the construction of the Côté Gold project. Although the Côté Gold project has been substantially de-risked from both a technical and financial perspective, the Company has decided to wait for improved and sustainable market conditions prior to making a decision to proceed with construction.

Regional Exploration

Regional exploration activities continue within the 516-square-kilometre property surrounding the Côté Gold deposit, with over 5,500 metres of DD completed in 2018. In 2019, exploration will continue with the purpose of developing and evaluating exploration targets that could further maximize the long term value of the Côté Gold poject.

Transfer from Exploration and Evaluation Assets to Property, Plant and Equipment – Construction in Progress

Upon receipt of the accepted Côté Gold project closure plan and completion of the FS during the fourth quarter 2018, the Côté Gold project was determined to have achieved technical feasibility and commercial viability. Costs capitalized to the Côté Gold project were transferred from Exploration and evaluation assets to Property, plant and equipment - Construction in progress.

              3.2.5      Boto Project, Senegal

As at December 31, 2018, the Boto project hosted estimated Mineral Reserves comprising Probable Reserves totaling 35.1 million tonnes grading 1.71 g/t Au for 1.9 million ounces, on a 100 per cent basis. In addition, Indicated Resources, inclusive of Reserves, were estimated at 48.0 million tonnes grading 1.61 g/t Au for 2.5 million ounces and Inferred Resources at 2.5 million tonnes grading 1.80 g/t Au for 144,000 ounces, on a 100 per cent basis.

During the fourth quarter 2018, the Company announced positive results from an FS completed jointly by the Company and Lycopodium Minerals Canada Ltd., with inputs from technical studies by other consultants. The FS outlined an economically robust project that at a $1,250 per ounce gold price would generate an estimated 23 per cent after-tax internal rate of return. The project would have a mine life of 12.8 years with average annual production of 140,000 ounces of gold at average total cash costs of $714 per ounce produced and all-in sustaining costs of $753 per ounce sold.

During the fourth quarter 2018, the Company also received notice of approval of its ESIA from the government of Senegal. The ESIA approval, along with the completion of the FS, allowed the Company to submit an application for a mining concession which is now under review by the government of Senegal and for which approval is expected in the second half of 2019.

In 2019, the Company will continue to optimize the design elements of the Boto project development, continue stakeholder engagement, complete condemnation drilling of proposed mine site infrastructure and advance a regional exploration program on adjacent concessions.

3.3        Greenfield Exploration and Evaluation Projects

In addition to the near-mine and brownfield exploration programs described above, the Company also conducts an active greenfields exploration program on selected projects in West Africa and the Americas. A summary of project highlights is provided below. The properties discussed in this section are related to early stage exploration projects. The Company does not consider these properties material at this time.

              3.3.1      Africa – Diakha – Siribaya, Mali

During 2018, the Company completed approximately 14,600 metres of delineation drilling on the Diakha deposit to support an updated Mineral Resource estimate for the Diakha-Siribaya project in Mali. Subsequent to the reporting period, the Company announced an updated mineral resource estimate. Effective December 31, 2018, total Mineral Resources comprised Indicated Resources of 18.0 million tonnes grading 1.3 g/t Au for 744,000 ounces, and Inferred Resources of 23.2 million tonnes grading 1.6 g/t Au for 1.2 million ounces (on a 100 per cent basis).

A drilling program totaling approximately 10,000 metres is planned in 2019 to continue to test for resource expansions at the Diakha deposit as well as test other identified exploration targets.

              3.3.2      South America – Pitangui, Brazil

Effective December 31, 2018, reported Mineral Resources at the São Sebastião deposit comprised of an Inferred resource of 5.4 million tonnes grading 4.7 g/t Au for 819,000 ounces of gold.

During 2018, approximately 17,600 metres of DD was completed to evaluate potential resource extensions of the São Sebastião deposit and to test priority exploration targets on the property for additional zones of mineralization. The results will be incorporated into an updated resource model and used to guide future exploration.

An exploration drilling program totaling approximately 12,000 metres is planned in 2019 to continue to test remaining exploration targets on the property.

              3.3.3      South America – Eastern Borosi, Nicaragua

The 176 square-kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). The Company currently holds an initial 51 per cent interest in the project and has exercised its right to enter the second option to earn up to a 70 per cent interest in the project.

Effective December 31, 2018, reported Mineral Resources, on a 100 per cent basis, included underground Inferred Resources totalling 3.2 million tonnes grading 6.03 g/t Au and 104 g/t Ag for 624,000 ounces of contained gold and 10,758,500 million ounces of contained silver, respectively; and open pit Inferred Resources totaling 1.2 million tonnes grading 1.98 g/t Au and 16 g/t Ag, for 76,500 ounces of contained gold and 601,000 ounces of contained silver, respectively.

During 2018, the Joint Venture completed approximately 10,900 metres of DD to continue to test selected vein structures for extensions to mineralization. Reported highlights include: 5.75 g/t Au and 34.3 g/t Ag over 15.9 metres, including 17.78 g/t Au and 32.5 g/t Ag over 4.65 metres, and 6.78 g/t Au and 5.3 g/t Ag over 8.7 metres, including 13.2 g/t Au and 9.5 g/t Ag over 4.4 metres from the La Luna vein structure; 10.9 g/t Au and 859 g/t Ag over 8.0 metres, including 54.7 g/t Au and 3,957 g/t Ag over 1.6 metres from the San Cristobal vein structure.

In 2019, approximately 6,000 metres of DD is planned to continue testing selected vein systems.

              3.3.4      South America – Loma Larga (formerly Quimsacocha), Ecuador

The Company, through its 35.6 per cent equity ownership interest in INV Metals Inc. ("INV Metals”), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. During the fourth quarter 2018, INV Metals announced the results of a feasibility study supporting the proposed development of an underground mine with an anticipated average annual production of 227,000 gold equivalent ounces over a 12 year mine life with an after-tax internal rate of return of 24.7 per cent, payback period of 2.6 years and an after-tax net present value of $356 million.

In 2019, INV Metals plans to review project optimizations, continue stakeholder engagement, advance project environmental permitting and undertake financing discussions.

              3.3.5      North America – Monster Lake, Nelligan and Yorbeau, Québec, Canada

Monster Lake Joint Venture

The Monster Lake project, located 50 kilometres southwest of Chibougamau, Québec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. The Company holds an undivided 50 per cent interest in the property, and holds an option to earn a further 25 per cent undivided interest, for a total 75 per cent undivided interest in the project.

Effective December 31, 2018, reported Mineral Resources for the Monster Lake project, on a 100 per cent basis, comprised 1.1 million tonnes of Inferred Resources grading 12.14 g/t Au for 433,300 ounces, assuming an underground mining scenario.

Subsequent to the completion of the resource estimate, the Company reported assay results from approximately 8,300 metres of DD completed in 2018. Highlights included 3.8 metres grading 23.96 g/t Au; 3.8 metres grading 39.24 g/t Au; 2.6 metres grading 72.17 g/t Au and 5.3 metres grading 40.94 g/t Au. The drilling results will be incorporated into the resource model and used to guide further drilling programs in the deposit area.

In 2019, approximately 6,000 metres of drilling is planned to evaluate selected target areas with potential to host additional zones of mineralization.

Nelligan Joint Venture

The Nelligan Project, located approximately 15 kilometres south of the Monster Lake project in the Chapais - Chibougamau area in Québec, is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc. (“Vanstar”). The Company currently holds an initial 51 per cent interest in the property, and holds an option to earn a further 29 per cent undivided interest, for a total 80 per cent undivided interest in the project.

During 2018, the Company completed approximately 13,400 metres of DD to evaluate the resource potential in the area of a newly discovered, large mineralized system referred to as the Renard Zone. The drilling program intersected wide zones of alteration and associated mineralization. Assay results reported from the 2018 program included the following highlights: 1.81 g/t Au over 56.6 metres, including 2.66 g/t Au over 30.8 metres; 3.31 g/t Au over 82.6 metres; 3.59 g/t Au over 42.1 metres and 5.69 g/t Au over 27.8 metres.

In 2019, an initial DD program totaling approximately 12,000 to 15,000 metres is planned to infill and further test continuity of mineralization associated with the Renard Zone. The drilling results, coupled with ongoing geological, geochemical and structural studies, will be integrated to support the development and refinement of a deposit model with the objective of completing an initial NI 43-101 compliant resource estimate in 2019.

Rouyn - Yorbeau Joint Venture

In the fourth quarter 2018, the Company entered into an option purchase agreement with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold project, located near the city of Rouyn-Noranda in Québec. Under the terms of the purchase agreement, the Company can acquire a 100 per cent interest in the project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, the Company must complete a NI 43-101 Mineral Resource estimate, after which the Company, at its election, can purchase a 100 per cent interest in the project, subject to a 2 per cent NSR, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.

In 2019, an initial DD program totaling approximately 15,000 metres is planned.

Qualified Person and Technical Information

The technical and scientific information relating to exploration activities disclosed in this section was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration. Mr. MacDougall is a “qualified person” as defined by NI 43-101.

3.4      Outlook

The Company intends to continue the search for new opportunities and pursue the discovery of new deposits in 2019. The approved spending for capitalized and expensed exploration and development studies for 2019 is $60 million and is summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
2019	$	$	$
Corporate exploration projects-brownfield(1)	16	10	26
Corporate exploration projects-greenfield	-	34	34
Total	16	44	60

(1) Exploration projects – brownfield includes planned near-mine exploration and resource development of $13 million.

The Company finances exploration expenditures from internal cash resources which, on occasion, is supplemented by flow-through equity raises for selected exploration projects in Canada.

4.        Mineral Reserves and Resources

The following tables set out the Company’s estimate of its mineral reserves and mineral resources as of December 31, 2018 with respect to the gold operations specified in the second table below. Lise Chénard, Eng. (Director, Mining Geology, IAMGOLD Corporation), a “qualified person” for the purposes of NI 43-101, is responsible for the review and approval of all mineral resource and reserves estimates contained herein, as at December 31, 2018. Mineral reserves and/or mineral resources at the Rosebel, Essakane and Westwood mines and at the Côté Gold project have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council as required by NI 43-101. Mineral reserves and resources at the Sadiola mine have been estimated in accordance with or reconciled to the definitions of the JORC Code. Except as otherwise indicated below, reported mineral reserves were estimated using a long-term gold price assumption of $1,200 per ounce in 2018 and mineral resources were estimated using a long-term gold price assumption of $1,500 per ounce. The Company is required by NI 43-101 to disclose its mineral reserves and mineral resources using the subcategories of proven mineral reserves, probable mineral reserves, measured mineral resources, indicated mineral resources and inferred mineral resources. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

Consolidated Mineral Reserves and Resources as of December 31, 2018(1)(2)(3)(4)

Attributable Contained Ounces of Gold
(000)
Total Proven and Probable Reserves	17,864
Total Measured and Indicated Resources (Inclusive of Reserves)	27,850
Total Inferred Resources	8,668

Notes:

(1)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Details of measured and indicated resources and other NI 43-101 information can be found in the relevant technical reports, all of which have been prepared by a qualified person as defined in NI 43-101 and filed with the Canadian securities regulators and which are available on SEDAR at www.sedar.com. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It is reasonably expected that the majority of inferred mineral resources could be upgraded to a higher mineral category with continued exploration. Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under

Canadian regulations, SEC Industry Guide 7 does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, SEC Industry Guide 7 generally permits resources to be reported only as in place tonnage and grade. See

“Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates”. Rounding differences may occur.

(2)	Measured and indicated resources are inclusive of proven and probable reserves.

(3)	Mineral resources and mineral reserves for each property are reported separately in the table below.

(4)	Mineral resource/reserves tonnage, grade and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

MINERAL RESERVES AND RESOURCES OF GOLD OPERATIONS
AS OF DECEMBER 31, 2018(1)(2)(3)(4)(5)(6)(7)(8)(9)(10)(11)(12)(13)(14)(15)

Measured and Indicated Resources are inclusive of Proven and Probable Reserves

	MINERAL RESERVES AND RESOURCES

	Tonnes	Grade	Ounces Contained	Attributable Contained
GOLD OPERATIONS	(000s)	(g/t Au)	(000s)	Ounces (000s)

Rosebel, Suriname(3)				(95%)
Proven Reserves	29,776	0.6	587	558
Probable Reserves	100,583	1.0	3,208	3,048
Subtotal Rosebel	130,359	0.9	3,795	3,605
Saramacca, Suriname(4)				(66.5%)
Probable Reserves	26,549	1.8	1,542	1,025
Subtotal Saramacca	26,549	1.8	1,542	1,025
Subtotal Rosebel (Consolidated)	156,908	1.1	5,337	4,631
Rosebel, Suriname(3)				(95%)
Measured Resources	35,645	0.6	711	675
Indicated Resources	256,835	0.9	7,683	7,299
Inferred Resources	64,770	0.9	1,793	1,703
Saramacca, Suriname(4)				(66.5%)
Indicated Resources	27,938	2.0	1,763	1,172
Inferred Resources	11,825	0.7	273	182
Essakane, Burkina Faso(5)				(90%)
Probable Reserves	148,812	0.9	4,380	3,942
Subtotal	148,812	0.9	4,380	3,942
Indicated Resources	173,041	1.0	5,287	4,759
Inferred Resources	13,811	1.1	470	423
Westwood, Canada(6)				(100%)
Proven Reserves	1,317	7.9	336	336
Probable Reserves	3,627	7.5	875	875
Subtotal	4,944	7.6	1,211	1,211
Measured Resources	1,007	11.9	385	385
Indicated Resources	3,169	10.8	1,101	1,101
Inferred Resources	5,494	9.5	1,680	1,680
Sadiola, Mali(7)				(41%)
Proven Reserves	118	1.7	6	3
Probable Reserves	63,674	1.9	3,971	1,628
Subtotal	63,792	1.9	3,978	1,631
Measured Resources	118	1.7	6	3
Indicated Resources	117,647	1.8	6,904	2,831
Inferred Resources	17,643	1.7	956	392
Côté Gold, Canada(8)				(64.75%)
Proven Reserves	153,700	1.0	4,640	3,004
Probable Reserves	79,300	0.9	2,644	1,712
Subtotal	233,000	1.0	7,284	4716
Measured Resources	171,900	1.0	5,310	3,438
Indicated Resources	183,500	0.8	4,660	3,017
Inferred Resources	112,800	0.7	2,430	1,573
Boto Gold, Senegal(9)				(90%)
Probable Reserves	35,060	1.7	1,926	1,733
Subtotal	35,060	1.7	1,926	1,733

Indicated Resources	48,045	1.6	2,487	2,238
Inferred Resources	2,483	1.8	144	130
Diakha-Siribaya, Mali(10)				(90%)
Indicated Resources	18,031	1.3	744	669
Inferred Resources	23,179	1.6	1,176	1,058
Gossey, Burkina Faso(11)				(90%)
Indicated Resources	10,454	0.9	291	262
Inferred Resources	2,939	0.9	85	77
Monster Lake, Canada(12)				(50%)
Inferred Resources	1,110	12.1	433	217
Eastern Borosi, Nicaragua(13)(14)				(51%)
Inferred Resources	4,418	5.7	812	414
Pitangui, Brazil(15)				(100%)
Inferred Resources	5,365	4.7	819	819
TOTAL
Proven & Probable Reserves	642,516	1.2	24,116	17,864
Measured and Indicated Resources	1,047,330	1.1	37,333	27,850
Inferred Resources	265,837	1.3	11,071	8,668

Notes:

(1)

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

(2)

Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, SEC Industry Guide 7 does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, SEC Industry Guide 7 generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates”.

(3)

Rosebel mineral reserves have been estimated as of December 31, 2018 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2018 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(4)

Saramacca mineral reserves have been estimated as of December 31, 2018 using a $1,200/oz gold price and the mineral resources have been estimated as of December 31, 2018 using mineral reserves have been estimated as of December 31, 2018 using a $1,500/oz gold price and gold price and have been estimated in accordance with NI 43-101.

(5)

Essakane mineral reserves have been estimated as of December 31, 2018 using $1,200/oz gold price and mineral resources have been estimated as of December 31, 2018 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(6)

Westwood mineral reserves have been estimated as of December 31, 2018 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2018 using a 5.5 g/t Au cut-off over a minimum width of 2.4 metres and have been estimated in accordance with NI 43-101.

(7)

Mineral reserves at Sadiola have been estimated as of December 31, 2018 using an average of $1,200/oz gold price and mineral resources have been estimated as of December 31, 2018 using a $1,500/oz gold price and have been estimated in accordance with the JORC code.

(8)

Côté Gold mineral reserves have been estimated as of December 31, 2018 using a $1,200/oz gold price and the mineral resources have been estimated as of December 31, 2018 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(9)

Boto Gold mineral reserves has been estimated as of December 31, 2018 using $1,200/oz gold price and mineral resources have been estimated as of December 31, 2018 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(10)	Diakha-Siribaya mineral resources have been estimated as of December 31, 2018 using $1,500/oz gold price and have been estimated in accordance with NI 43-101.
(11)	Gossey mineral resources have been estimated as of December 31, 2018 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.
(12)	Monster Lake resources have been estimated as of December 31, 2018 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.
(13)

Eastern Borosi resources are estimated disclosed as gold equivalent as of December 31, 2018 using a long-term gold price of $1,500 per ounce of gold, US$23 per ounce of silver and have been estimated in accordance with NI 43-101.

(14)

Eastern Borosi underground resources are estimated at a cut-off grade of 2.0 g/t equivalent with a minimum width of 2.4 metre and an open pit resources cut-off of 0.42 g/t Au equivalent over a 3 metre minimum width.

(15)	Pitangui mineral resources have been estimated as of December 31, 2018 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

The Company’s reserve estimate is comprised of in-place material, i.e., contained ounces of gold and metallurgical recovery factors must be taken into account in order to assess and quantify the recoverable material.

There are numerous parameters inherent in estimating proven and probable mineral reserves, including many factors beyond the Company’s control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.

Estimation Procedures

Gold Technical Information and Qualified Person/Quality Control

The individual responsible for the review and approval of all mineral resource and mineral reserve estimates for IAMGOLD is Lise Chénard, Director, Mining Geology, IAMGOLD Corporation. Ms. Chénard is considered a “qualified person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information in this section 4 has been included with the consent and prior review of Ms. Chénard, as applicable. The qualified person has verified the data disclosed and data underlying the information or opinions contained in this section.

For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources. For each mine and project of the Company, the relevant qualified persons verified the data disclosed, including sampling, analytical and test data underlying the information contained in this section. Quality control falls under the responsibility of Ms. Chénard.

In calculating mineral reserves, cut-off grades are established using the Company’s long-term metal price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. As part of the annual reserve estimation process, the cost models used for cut-off grade calculations are compared to prior studies or estimates and are updated appropriately based on actual operating performance and price projections for inputs. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The nature of mining activities is such that the extraction of ore from a mine reduces reserves. In order to renew reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling programs at depth and laterally.

The Company’s attributable share of mineral reserves for gold operations as of December 31, 2018 was 17.9 million ounces. A sensitivity analysis on the price of gold used to estimate the mineral resources would affect attributable ounces as follows: a $100 increase in the gold price would increase the Company’s attributable share of ounces by around 6 per cent and a $100 decrease in the gold price would decrease the Company’s attributable share of ounces by around 8 per cent.

The mineral reserves will follow a similar trend since, as of December 31, 2018, all open pit mineral resources are confined within pit shells.

5.        Other Aspects of the Business

5.1      Marketing of Production

All gold produced by IAMGOLD is in the form of doré bars, which is then refined into gold bullion. The doré and bullion may be sold mainly to financial institutions and/or the gold refineries in North America and Europe at prevailing market spot prices.

Revenues from sales of gold are received in U.S. dollars. A significant portion of operating and other expenses are incurred in non-U.S. currencies, including Canadian dollars and euros. The value of the Canadian dollar and other currencies relative to the U.S. dollar has a direct impact on the Company’s profit margin.

The following table illustrates fluctuations in the exchange rates for U.S. dollars expressed in Canadian dollars for the last five calendar years and is based on rates as reported on Bloomberg.

	Year Ended December 31, 2018
$/C$	2018	2017	2016	2015	2014
High	1.3665	1.3793	1.4690	1.3965	1.1656
Low	1.2251	1.2062	1.2461	1.1749	1.0639
Average	1.2963	1.2982	1.3246	1.2785	1.1046
End of Period	1.3637	1.2520	1.3426	1.3840	1.1601

The following table illustrates fluctuations in the exchange rate for euros expressed in U.S. dollars for the last five calendar years and is based on rates as reported on Bloomberg.

	Year Ended December 31, 2018
Euro/$	2018	2017	2016	2015	2014
High	1.2555	1.2092	1.1616	1.2002	1.3934
Low	1.1216	1.0341	1.0352	1.0496	1.2098
Average	1.1809	1.1300	1.1070	1.1098	1.3284
End of Period	1.1444	1.2005	1.0554	1.0862	1.2098

5.2      Environment and Permitting

The Company’s challenge is to integrate its economic activities with environmental integrity, social concerns and effective governance, the four pillars of sustainable mining.

With respect to environmental stewardship, the Company will continue to seek a thorough understanding of the potential interactions between mining activities and the environment. The Company will seek ways to protect or enhance the environment while maximizing sustainable development opportunities.

In 2013, the Company initiated a coordinated final environmental assessment/environmental impact study for the Côté Gold project in accordance with the requirements of both the Province of Ontario and the Government of Canada. In April 2016, the Federal Ministry of the Environment and Climate Change released an environmental assessment decision that concluded that the Côté Gold project would not cause significant environmental effects. The Provincial Ministry of the Environment and Climate Change released a similar decision on January 25, 2017. With both environmental assessment approvals in place, the Côté Gold project could proceed to the permitting phase. As a result of changes to the mine plan released in an NI 43-101 PFS in June 2017 and further optimized in an NI 43-101 FS released in November 2018, the Company proceeded with additional baseline studies, on the Côté Gold property, needed to infill physical, biological and human environment characterizations. This additional baseline data, together with design information from the PFS and FS mine plans was used to prepare an EER. The EER was submitted in the third quarter 2018 to the Canadian Environmental Assessment Agency (“CEAA”) and to the Ontario Ministry of Environment and Climate Change (“MOECC”) as per conditions of the EA ministerial decisions. In the fourth quarter of 2018 both levels of government indicated that they accepted the EER conclusion that the revised mine plan would have less potential for environmental effects and as such no new EA processes were deemed necessary. In parallel, a number of provincial and federal environmental approvals processes were commenced in 2018 as required to construct and operate the project. In December 2018, the Mine Closure Plan, a key approval required to be in place prior to the commencement of construction received provincial approval. Additional permitting requirements are not anticipated to pose a material challenge to the project development.

The Company launched the Boto project ESIA in June of 2015. Following the ESIA terms of reference approval by the Senegalese Government, environmental and social baseline studies were conducted and completed in 2016. Following completion of the baseline studies, the Company prepared and submitted a preliminary version of the ESIA study. As a result of a decision to further optimize the mine design, the ESIA process was put on hold and re-commenced in the third quarter 2017. An amended ESIA was submitted to the government during the third quarter of 2018 and received approval in November 2018.

In 2017, the Company initiated the Saramacca project and submitted an ESIA Terms of Reference for approval by the Surinamese government. Throughout the second half of 2017 and continuing into 2018, the Company’s environmental and social baselines studies documented existing site conditions and were considered in both the design of the mine and mitigation measures required to avoid or reduce potential environmental effects. A draft ESIA was submitted to the Surinamese government for review. Following comments from the government, the Company completed some additional baseline studies and submitted a final ESIA documentation in the fourth quarter 2018. The Company anticipates to receive approval of the ESIA in the first quarter 2019.

With respect to the Company’s operating mines, the environmental measures taken by the Company should not impact its competitive position, as the majority of responsible miners are subject to similar environmental standards. The medium and long-term financial impact of these standards is attributable to the costs of minimizing environmental effects of operations and the implementation of mine closure activities. The Company annually reviews its provision for environmental obligations and no material adverse effect on earnings is expected in the future. The Company believes that its operations are substantially in compliance with all relevant and material laws and regulations, as well as standards and guidelines issued by the relevant regulatory authorities.

The estimates for restoration and closure costs are prepared by knowledgeable individuals and are subject to review and approval by government authorities where regulated. Site closure costs are charged against a provision accumulated during the production phase. These obligations are estimated as at December 31, 2018 as follows:

Notes:
(1)	The Doyon mine closed in 2009.
(2)	Other Canadian sites include the Mouska mine which closed during 2014, the Westwood mine and other properties including Chester, Solbec (closed) and Y. Vezina (closed).

(3)	This number represents the Company’s 41 per cent share of the undiscounted amount.
(4)	This number represents the Company’s 40 per cent share of the undiscounted amount. The Company suspended mining activities at the Yatela mine effective September 2013.

5.3        Community Relations

Community support for mining operations is viewed as a key ingredient for a successful mining venture. As part of its strategy, the Company plays an active role in the communities in which it operates. The Company has established community relations programs to interact with stakeholders with respect to its activities and their impact on the local communities. In Canada, consultations with aboriginals, including First Nations is a critical component of the permitting of the Company’s operations. At the Côté Gold project, First Nation consultations are on-going with the Mattagami and the Flying Post First Nations. An exploration agreement is already in place which identifies participation opportunities for both the Mattagami and Flying Post communities, and discussions are on-going to put in place an impact benefit agreement. Discussions have also been separately initiated with the Métis Nation of Ontario.

The positive economic impacts of mining operations are often more noticeable in emerging countries. Therefore, in such countries, the Company implements development programs, which can be sustained beyond the mine life, to assist in improving the quality of life for those residents impacted by the operations and projects. To that effect, in 2011, the Company began a five-year partnership in Burkina Faso with its nongovernmental organization partner, Plan, to help deliver vocational and job-readiness training in various regions throughout the country. The $7.6 million initiative is primarily funded by the Canadian International Development Agency, with the Company and Plan making a substantial commitment of $1.9 million.

In February 2015, Global Affairs Canada, announced the approval of the “Water & Sustainable Economic Growth in the Sahel” project proposed by the Company and Cowater International to deliver improved access to potable water, improve sanitation practices and support local business development in Burkina Faso. The project was originally a C$14 million initiative primarily funded by the Government of Canada and in 2016 Cowater International and the Company made plans to bring One Drop into the existing partnership and further expand water and sanitation programming. One Drop agreed to match the Company’s total project funding if the Company enhanced the initial commitment of C$2 million by C$375,000. The combined contribution from both organizations is now C$4.75 million, which scales the project total up to C$17.4 million in programming. The construction of the water treatment plan commenced in the second quarter 2018 and is progressing as planned. Discussions with respect to the financing of phase 2 are on-going.

From 2017 to 2019, the Essakane mine established a land development plan which includes community development projects with national and local governments, economic development projects with local small businesses and health and educational projects with local non-governmental organizations. The target is to budget 1 per cent of revenues from operations each year to fund this plan.

The Burkina Faso government is now implementing a mining fund for local development which will be funded by a 1 per cent tax on the revenues of mining companies. The Company will participate on this mining fund’s management board; however, the Company will also continue spending on community relations activities.

5.4        Mining Development and Construction

The Company has in place a project development department to support new projects and existing operations on specific technical issues, major capital projects and expansions. The goal consists of optimizing performance of each division’s activities with a view to achieving greater effectiveness in terms of costs and scheduling, and to effectively manage investments in mining assets.

The objective of the technical services division is to provide technical assistance to mines operated by the Company on specific projects and to conduct technical studies.

The objective of the IAMROCK mining development division is to form and manage specialized teams performing mining development works at various mines or projects, in accordance with corporate priorities.

The objective of the engineering and construction division is to form and manage teams of professionals and technicians specialized in engineering and planning and implementing and supervising construction activities of mine facilities and infrastructure.

5.5      Intellectual Property

Operations of the Company are not dependent upon or subject to patents or intellectual property licenses or rights.

5.6      Competition

            5.6.1      Gold Market

The Company is in competition with other mining companies for the acquisition of interests in precious metal mining properties. In the pursuit of such acquisition opportunities, the Company competes with several Canadian and foreign companies that may have substantially greater financial and other resources. Although the Company has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

5.7      Sale of Production

The Company’s revenues are generated predominately from the sale of attributable gold and silver production. The gold price is subject to fluctuations resulting from factors beyond the Company’s control. These factors include general price inflation, changes in investment trends and international monetary systems, political events and changes in gold supply and demand on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. The Company believes these factors contributed to the increased volatility in the price of gold throughout 2018. The Company sells its production into the open market with various counterparties acting as buyers, including financial institutions, metals trading businesses and refineries.

5.8      Employees

As at December 31, 2018, the Company employed approximately 4,948 individuals including employees, expats, interns, students, part-time and contingent workers.

6.        Dividends

The following table outlines the dividends declared per Common Share for the three most recently completed financial years:

	December 2018	December 2017	December 2016

Dividend payment per Common Share	$0.00	$0.00	$0.00

The Company maintains a dividend policy with the timing, payment and amount of dividends paid by the Company to shareholders to be determined by the board of directors of the Company from time to time based upon, among other things, current and forecasted cash flow, results of operations and the financial condition of the Company, the need for funds to finance ongoing operations and development, exploration and capital projects and such other business considerations as the directors of the Company may consider relevant. In December 2013, the Company suspended dividend payments until further notice to conserve cash and preserve liquidity.

The 2017 Credit Facility and the 2017 Senior Notes both contain covenants that restrict the ability of the Company to declare or pay dividends if a default under the 2017 Credit Facility or the 2017 Senior Notes, as applicable, has occurred and is continuing or would result from the declaration or payment of a dividend.

7.        Legal Proceedings and Regulatory Actions

Reference is made to note 17(b) of the Company’s audited consolidated financial statements for its financial year ended December 31, 2018 which are available on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com.

Item IV Description of Capital Structure

The Company is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of Common Shares, of which 467,970,217 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at February 19, 2019.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of the Company and the remaining property of the Company upon dissolution.

The First Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference Shares and the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the First Preference Shares or any series thereof.

The Second Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the Second Preference Shares or any series thereof.

Item V Ratings

The following information relating to the Company’s credit ratings is provided as it relates to the Company’s financing costs, liquidity and cost of operations. Specifically, credit ratings impact both the Company’s ability to obtain short-term and long-term financing, and the cost of such financings. A negative change in the Company’s ratings outlook or any downgrade in the Company’s current credit ratings by its rating agencies could adversely affect its cost of borrowing and/or access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company’s ability to enter into, or the associated costs of entering into, hedging transactions or other contracts in the ordinary course of business on acceptable terms. The Company believes that its current credit ratings will allow it to continue to have access to the capital markets, as and when needed, at a reasonable cost of funds.

The following table sets out the ratings of IAMGOLD’s corporate credit and the 2017 Senior Notes credit by the rating agencies indicated as at February 19, 2019:

	Standard & Poor’s	Moody’s Investors Services
Corporate Rating	B+	Ba3
Senior Note Rating	B+	B1
Trend/Outlook	Stable	Stable

Standard & Poor’s Rating Services’ (“S&P”) credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The ratings from AAA to CCC may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). As of February 19, 2019, S&P has assigned IAMGOLD a corporate credit rating of B+, a credit rating of B+ on the 2017 Senior Notes with a stable outlook and a Recovery rating of 3. According to S&P, this rating generally means the relevant issuer currently has the capacity to meet its financial commitments, but that adverse business, financial or economic conditions will likely impair the relevant issuer’s capacity or willingness to meet its financial commitments. S&P adds that an issuer or obligation rated ‘B+’ should be able to withstand a moderate level of stress and still meet its financial obligations. The stable reflects S&P Global Ratings’ expectation that the Company will generate an adjusted debt-to-EBITDA ration in the mid-2x area over the next 12 months, and maintain strong liquidity despite a likely increase in growth-related capital expenditures.

Moody’s Investors Service (“Moody’s”) credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic category. As of February 19, 2019, Moody’s has assigned IAMGOLD a corporate family credit rating of Ba3 a credit rating of B1/LGD4 on the 2017 Senior Notes with a stable outlook and a speculative grade liquidity of SGL-1. According to Moody’s, this rating generally means that the obligations are considered speculative and are subject to high credit risk. The Company’s rating is driven by its low leverage (1.1x at Q2/18), very good liquidity (SGL-1), increasing production at its Westwood mine in Canada, which will add diversity and reduce geopolitical risk and conservative management actions (dividend eliminated, equity raised, debt paid down, strong liquidity maintained). The stable outlook reflects expectations that the Company will maintain its leverage below 2.5x and fund negative free cash flow resulting from future project development largely with its sizeable cash balance. It also incorporates expectations that the Company will maintain attributable gold production flat (about 875,000 oz/yr) over the near term and its cost profile will remain near $800/oz.

Credit ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal at any time by the credit rating organization.

Item VI Market for Securities

1.        Trading Price and Volume

The Common Shares of the Company are listed on the TSX under the symbol “IMG” and on the NYSE under the symbol “IAG”.

The following table sets forth the market price range, in Canadian dollars, and the trading volume of the Common Shares on the TSX for each month during the year ended December 31, 2018.

	High	Low	Close	Volume
	(C$)	(C$)	(C$)
January	8.05	7.01	7.24	32,560,008
February	7.74	6.44	6.75	30,752,561
March	7.02	6.22	6.68	22,446,391
April	7.20	6.41	7.02	19,447,215
May	8.20	6.92	8.10	26,304,480
June	8.14	7.44	7.66	20,620,930
July	8.06	7.13	7.15	16,704,253
August	7.36	5.11	5.32	27,772,572
September	5.29	4.69	4.75	31,183,276
October	5.34	4.43	4.52	33,760,419
November	4.96	3.64	4.03	30,671,928
December	5.19	4.07	5.01	31,171,686

The following table sets forth the market price range, in U.S. dollars, and the trading volume of the Common Shares on the NYSE for each month during the year ended December 31, 2018.

	High	Low	Close	Volume
	($)	($)	($)
January	6.52	5.65	5.88	104,565,641
February	6.19	5.11	5.26	100,001,507
March	5.43	4.80	5.19	96,180,767
April	5.73	5.01	5.46	78,274,174
May	6.33	5.38	6.24	75,162,179
June	6.28	5.60	5.81	59,871,346
July	6.16	5.45	5.50	49,443,175
August	5.68	3.90	4.08	79,146,691
September	4.10	3.57	3.68	96,062,286
October	4.11	3.37	3.42	107,417,350
November	3.80	2.75	3.05	101,641,423
December	3.87	3.08	3.68	101,102,515

2.        Prior Sales

The following table summarizes issuances of securities of the Company (other than Common Shares), during the year ended December 31, 2018.

	Price per
Date of Issue/Grant	security (C$)	Footnote	Number of Securities	Footnote

January 1, 2018	$7.33		67,762	(1)
January 29, 2018	$2.83		537,460	(3)
January 31, 2018	$2.83		14,000	(3)
February 1, 2018	$2.83		3,500	(3)
February 28, 2018	$6.86		1,600,844	(2)
April 23, 2018	$2.83		8,400	(4)
May 14, 2018	$4.29		19,000	(4)
May 14, 2018	$2.83		30,000	(4)
May 14, 2018	$3.26		17,400	(4)
May 14, 2018	$5.24		15,000	(4)
May 25, 2018	$7.65		2,331	(4)
May 28, 2018	$7.65		18,816	(4)
May 28, 2018	$3.26		7,200	(4)
May 28, 2018	$5.24		3,780	(4)
June 4, 2018	$7.65		2,280	(4)
July 11, 2018	$1.72		10,000	(3)
August 13, 2018	$6.24		3,978	(1)
August 13, 2018	$6.24		278,125	(2)
September 5, 2018	$4.99		10,020	(2)
November 30, 2018	$4.03		1,041,666	(5)
December 5, 2018	$1.97		255,744	(3)
December 10, 2018	$1.97		7,533	(3)
December 21, 2018	$4.91		(1,041,666)	(5)

Options to Purchase Common Shares
February 28, 2018	$6.86	(6)	954,200
August 13, 2018	$6.24	(6)	45,456

Notes:
(1)

On January 1, 2018, 67,762 Common Shares were awarded under the deferred share units comprising part of the share incentive plan of the Company. On August 13, 2018, 3,978 Common Shares were awarded under the deferred share units comprising part of the share incentive plan of the Company. The price per security is the market price at time of grant.

(2)

On February 26, 2018, 1,600,844 Common Shares were awarded under the restricted share units comprising part of the share incentive plan of the Company. On August 13, 2018, 278,125 Common Shares were awarded under the restricted share units comprising part of the share incentive plan of the Company. On September 5, 2018, 10,020 Common Shares were awarded under the restricted share units comprising part of the share incentive plan of the Company. The price per security is the market price at time of grant.

(3)

Common shares issued in satisfaction of awards previously granted under the restricted share units comprising part of the share incentive plan of the Company. The price per security is the market price at time of grant.

(4)	Issued upon exercise of previously granted options to purchase Common Shares.
(5)

Represents an issuance of Common Shares pursuant to the Saramacca UJV agreement, which were consequently cancelled on December 21, 2018 and replaced with cash consideration. The price per security is the market price at time of transaction.

(6)	Represents the exercise price per Common Shares of the options to purchase Common Shares granted under the stock option plan comprising part of the share incentive plan of the Corporation.

Item VII Directors and Officers

1.        Directors

As of February 19, 2019, the list of IAMGOLD’s directors is as follows:

Name, Province and
Country of Residence	Principal Occupation	Director Since

STEPHEN J.J. LETWIN	President and CEO of the Company	2010
Toronto, Ontario, Canada

DONALD K. CHARTER (3)	Chairman of the Company and	2003
Etobicoke, Ontario, Canada	Corporate Director

JOHN E. CALDWELL (1)(3)	Corporate Director	2006
Toronto, Ontario, Canada

RICHARD J. HALL (1)(4)	Corporate Director	2012
Silverthorne, Colorado, United States of America

MAHENDRA NAIK (1)(2)	President – FINSEC Services Inc.	1990
Markham, Ontario, Canada	(Management Services Company)

TIMOTHY R. SNIDER (2)(4)	Corporate Director	2011
Tuscon, Arizona, United States of America

SYBIL VEENMAN (3)(4)	Corporate Director	2015
Toronto, Ontario, Canada

RONALD P. GAGEL (1)(2)	Executive Vice President, Corporate	2018
Mississauga, Ontario, Canada	Affairs at TMAC Resources Inc.

Notes:
(1)	Audit and Finance Committee
(2)	Human Resources and Compensation Committee
(3)	Nominating and Corporate Governance Committee
(4)	Safety, Environment and Reserves Committee

All of the above-mentioned directors have held their current positions or another position with their current employer or a company related thereto during the last five years, with the following exception: Ms. Veenman who, prior to December 2015, was Senior Vice-President and General Counsel at Barrick Gold Corporation and Mr. Gagel, who prior to April 2018, was Exective Vice President and Chief Financial Officer of TMAC Resources Inc.

Each director will, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

2.        Executive Officers

The current list of Company executive officers is as follows:

Name, Province and
Country of Residence	Occupation	Officer Since

STEPHEN J.J. LETWIN	President and Chief Executive	2010
Toronto, Ontario, Canada	Officer of the Company

P. GORDON STOTHART	Executive Vice President and Chief	2007
Oakville, Ontario, Canada	Operating Officer

CAROL T. BANDUCCI	Executive Vice President and Chief	2007
Mississauga, Ontario, Canada	Financial Officer

BENJAMIN R. LITTLE	Senior Vice President, Corporate	2011
Toronto, Ontario, Canada	Affairs, HSS & People

CRAIG S. MACDOUGALL	Senior Vice President, Exploration	2012
Oakville, Ontario, Canada

JEFFERY A. SNOW	Senior Vice President, Business	2009
Toronto, Ontario, Canada	Development and General Counsel

All of the executive officers of the Company have held their current positions or another management position with the Company or one of its affiliates during the last five years.

3.        Shareholdings of Directors and Officers

As at February 19, 2019, directors and executive officers of IAMGOLD as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 2,726,219 million Common Shares or 0.59 per cent of all the issued and outstanding Common Shares of IAMGOLD.

4.        Corporate Cease Trade Orders or Bankruptcies

Orders and Corporate Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company is, or has been in the last ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of a company (including the Company) that, while such individual was acting in such capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, or (b) was subject to a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued, after that person ceased to be a director, chief executive officer or chief financial officer, which resulted from an event that occurred while such person was acting in such capacity.

To the knowledge of the Company, no director, executive officer or shareholder holding a sufficient number of securities of the Company to materially affect control of the Company is, or has been in the last ten years before the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while acting in such capacity, or within a year of ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties and Sanctions

To the best of management’s knowledge, no penalties or sanctions have been imposed on a director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, in relation to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of management’s knowledge, there are no existing or potential material conflicts of interest between the Company or any of its subsidiaries and any director or officer of the Company or a subsidiary of the Company.

Item VIII Audit and Finance Committee

1.        Composition and Relevant Education and Experience of Members

The directors of the Company have an audit and finance Committee (the “Audit and Finance Committee”) which consists of Messrs. John E. Caldwell (Chairman), Richard J. Hall, Mahendra Naik and Ronald P. Gagel. The directors of the Company have determined that all members of the Audit and Finance Committee are “independent” and “financially literate” for the purposes of applicable laws. The directors of the Company have also determined that each of John E. Caldwell and Mahendra Naik is an “Audit Committee Financial Expert” for the purposes of applicable laws. The designation of a member of the Audit and Finance Committee as an “Audit Committee Financial Expert” does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit and Finance Committee.

The following is a brief summary of the education and experience of each member of the Audit and Finance Committee that is relevant to the performance of his responsibilities as a member of the Audit and Finance Committee.

The text of the Audit and Finance Committee’s charter is attached hereto as Schedule A.

Name	Relevant Education and Experience

John E. Caldwell (Chairman)

Mr. Caldwell has been a director of the Company since 2006. Mr. Caldwell brings extensive general and financial management and risk assessment experience to the Board. From 2003 until his retirement from SMTC Corporation, on March 31, 2011, he served as President and Chief Executive Officer and as a member of the board of directors. Before joining STMC Corporation, Mr. Caldwell held positions in The Mosaic Group, a marketing services provider, as Chair of the Restructuring Committee of the Board, from October 2002 to September 2003, in GEAC Computer Corporation Limited, a computer software company, as President and Chief Executive Officer from October 2000 to December 2001 and in CAE Inc., a provider of simulation and modeling technologies and integrated training solutions for the civil aviation and defense industries, as President and Chief Executive Officer from June 1993 to October 1999. In addition, Mr. Caldwell served in a variety of senior executive positions in finance, including Senior Vice President of Finance and Corporate Affairs, Chief Financial Officer of CAE and Executive Vice President of Finance and Administration of Carling O’Keefe Breweries of Canada. Over the course of his career, Mr. Caldwell has served on the audit committees of ten public companies. Also, for the past several years, Mr. Caldwell is a lecturer for the Institute of Corporate Directors on the subject of board responsibilities for oversight of enterprise risk. Mr. Caldwell is Chairman of and has been a director of Advanced Micro Devices, Inc., a global semiconductor provider since 2006 and of Faro Technologies, Inc., a producer of three dimensional manufacturing measurement systems, since 2002. Mr. Caldwell also served on the board of directors of ATI Technologies Inc. from 2003 to 2006, Rothmans Inc. from 2004 to 2008, Cognos Inc. from 2000 to 2008, Stelco Inc. from 1997 to 2006 and Sleeman Breweries Ltd. from 2003 to 2005. Mr. Caldwell holds a Bachelor of Commerce Degree from Carleton University and is a Chartered Professional Accountant.

Name	Relevant Education and Experience

Richard J. Hall

Mr. Hall was appointed a director of IAMGOLD in 2012. Mr. Hall brings over 45 years of exploration, development, mining and corporate experience to IAMGOLD. In addition to IAMGOLD, Mr. Hall currently serves as a director of Orla Mining Ltd. Mr. Hall formerly served as Chairman of Klondex Mines Ltd. prior to it being acquired by Hecla Mining as well as President and Chief Executive Officer of Northgate Minerals until it was acquired by AuRico Gold now called Alamos Gold. Mr. Hall also served as President and Chief Executive Officer of Metallica Resources. While at Metallica Resources he was involved in the merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc. Over the past 11 years Mr. Hall has consulted to the mineral industry and has served on a number of resource sector boards of directors including Chairman of Premier Gold, Chairman of Grayd Resources and director of Kaminak Gold. Mr. Hall also served on numerous audit, compensation and governance committees during his career as well as chairing several special independent committees of boards of directors during various corporate situations. Mr. Hall is involved in several non-profit organizations including, Past President and Life Member of the American Exploration and Mining Association, formerly the Northwest Mining Association, director of the Denver Gold Group, member of both the Investment Committee and Audit Committee of the Society of Economic Geologists (SEG). Mr. Hall holds a Bachelor and a Master’s Degree in Geology and an MBA from Eastern Washington University. Mr. Hall has also completed an Executive Development Program at the University of Minnesota. Mr. Hall is a member of the National Association of Corporate Directors and has completed the Institute of Chartered Secretaries and Administrators (ICSA) Directors Education Program and is a member of ICSA.

Mahendra Naik

Mr. Naik has been involved with IAMGOLD since its inception in 1990 as one of the founding directors’ and Chief Financial Officer (“CFO”). As CFO from 1990 to 1999, Mr. Naik led the joint venture with AngloGold and in project debt financings in excess of U.S. $350 million for both Sadiola and Yatela mines. In addition, Mr. Naik led equity financings in excess of U.S. $150 million including IAMGOLD’s initial public offering in 1996. From 2000 to date, as a director, Mr. Naik has been a member of the audit and compensation committees. Mr. Naik is the Chairman of the Board, Audit and compensation committees of Fortune Minerals Limited, a TSX listed company. Since 2003, Mr. Naik has been a director of Goldmoney Inc., a TSX listed precious metals financial services company and is Chairman of the audit and compensation committees. Mr. Naik is also a director and Chairman of the Audit committee for M2Cobalt Corporation. Mr. Naik is involved in a number of non-profit organizations including the Indus Entrepreneurs and Trillium Hospital Foundation.

Mr. Naik is a Chartered Professional Accountant and practised for nine years with a major accounting firm. He holds a Bachelor of Commerce degree from the University of Toronto.

Name	Relevant Education and Experience

Ronald P. Gagel

Mr. Gagel is a chartered professional accountant with more than 40 years of professional experience, the last 30 of which have been in the mining sector. In April 2018, he was appointed Executive Vice President, Corporate Affairs of TMAC Resources Inc. Previously, he held the position of Executive Vice President and Chief Financial Officer of TMAC. He has also been a director of other public companies including Dalradian Resources Inc. (now part of Orion Mine Finance), Adriana Resources Inc. (now part of Sprott Resource Holding Inc.), HudBay Minerals Inc., Central Sun Mining Inc. (now part of B2Gold Corp.), Stonegate Agricom Ltd. (now part of Itafos) and FNX Mining Company Inc. Mr. Gagel joined FNX in 2005 as Vice President and Chief Financial Officer and became Senior Vice President and Chief Financial Officer in 2006, a position he held until the merger of FNX with Quadra Mining Ltd. in May 2010. He had previously joined Aur Resources Inc. in 1988, holding roles of increasing responsibility including Vice President and Chief Financial Officer from 1999 to December 2004. Mr. Gagel retired as a director of the Prospectors and Developers Association of Canada in 2015 after serving on the Board for 18 years. He is the 2013 recipient of the PDAC’s Distinguished Service Award for his outstanding contribution to the mineral industry in the field of finance and for his contributions to the PDAC. Mr. Gagel was the Chairman of a CPA Canada-PDAC IFRS committee that produces Viewpoints on IFRS accounting issues for the mining industry from 2011 to 2018. Mr. Gagel received his C.A. designation in 1981 with Coopers & Lybrand (now PricewaterhouseCoopers) and holds a Bachelor of Commerce, (Hons.) Business Administration from the University of Windsor and a Bachelor of Science, (Hons.) Zoology from the University of Western Ontario.

2.        Audit and Finance Committee Charter

The audit and finance committee (the "Committee") will assist the Board of Directors (the "Board") of the Company in fulfilling their responsibilities under its mandate and applicable legal and regulatory requirements. To the extent considered appropriate by the Committee or as required by applicable legal or regulatory requirements, the Committee will review the integrity of the financial reporting process of the Company, the integrity of the Company’s financial statements, the system of internal controls and management of the financial risks of the Company, the performance of the Company’s internal audit function, the external auditor’s qualifications, independence and performance, the financial policies and the nature and structure of major strategic financial commitments. In fulfilling its responsibilities, the Committee maintains an effective working relationship with the Directors, management, internal audit and the external auditor. The Charter of the Audit and Finance Committee is attached hereto in Schedule A.

3.        Pre-Approval Policies and Procedures

The Committee has adopted a pre-approval policy. Under this policy, subject to certain conditions, audit services, specified audit-related services, certain permitted non-audit services and tax-related non-audit services may be presented to the Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, the Chief Financial Officer of the Company is required to update the Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. Following the annual pre-approval, on an interim basis, the Chief Financial Officer of the Company is permitted to approve statutory, compliance and subsidiary audits and additional audit-related services and specified non-audit services, provided that the estimated fees for such services fall within specified dollar limits. Additional audit-related services and specified non-audit services that exceed the dollar thresholds and all additional non-audit services, including tax-related non-audit services, require the pre-approval of the Committee (or if within a specified dollar threshold, the Committee Chairman). None of the audit-related services or other services described below were approved by the Audit and Finance Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 or Regulation S-X.

4.        External Auditor Service Fees Audit Fees

The aggregate fees incurred by the Company’s external auditor in each of the last two fiscal years for audit services were $1,192,000 in 2018 and $1,181,000 in 2017.

Audit-Related Fees

The aggregate fees incurred in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are not included in the above paragraph were $181,000 in 2018 and $162,000 in 2017. The audit-related fees relate to services provided in connection with statutory filings and transactions completed by the Company.

Tax Fees

The aggregate fees incurred in each of the last two fiscal years for professional tax services rendered by the Company’s external auditor were $6,000 in 2018 and $27,000 in 2017. The professional tax services related to corporate tax compliance, tax planning and other related tax services.

All Other Fees

The aggregate fees incurred in each of the last two fiscal years for other services rendered by the Company’s external auditor were $205,000 in 2018 and $111,000 in 2017. The other services related to cyber security and assessment of current state processes.

Chart for the above fee disclosure

The aggregate fees incurred by the external auditor of the Company in each of the last two financial years of the Company are as follows:

	2018	2017
Audit Fees	1,192,000	1,181,000
Audit-Related Fees	181,000	162,000
Tax Fees	6,000	27,000
Other	205,000	111,000
Total	1,584,000	1,481,000

Item IX Interest of Management and Others in Material Transactions

Within the three most recently completed financial years and during the current 2019 fiscal year to the date hereof, none of the directors or executive officers of the Company, any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 per cent of the outstanding voting securities of the Company or associates or affiliates of any such person has, to the best of the Company’s knowledge, any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company and its subsidiaries.

Item X Transfer Agent and Registrar

The Company’s transfer agent and registrar is:

Computershare Trust Company of Canada
100 University Ave.
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
Canada

Item XI Material Contracts

The summaries of the following material contracts are summaries only and are qualified in their entirety by the material contracts, copies of which can be found on the Company’s SEDAR profile at www.sedar.com.

2016 Credit Facility

The Company refinanced its existing $500 million unsecured revolving credit facility on February 1, 2016 with a revised syndicate of financial institutions (collectively, the “Revised Lenders”) led by National Bank of Canada and Deutsche Bank.

The 2016 Credit Facility provides for a revolving bank credit facility of up to $250 million or Canadian dollar equivalents. The amount includes $100 million in committed credit as well as up to $150 million in uncommitted capital. The purpose of the 2016 Credit Facility is to finance general corporate requirements of the Company, including permitted acquisitions and the issuance of letters of credit. The 2016 Credit Facility matures and all indebtedness thereunder is due and payable on February 1, 2020. There can be no certainty that the 2016 Credit Facility will be renewed on terms favourable to the Company or for an amount of up to $250 million.

Committed capital of the Credit Facility was increased by $70 million via the “accordion” feature. At the end of 2016, commitments totalled $170 million. As of February 7, 2017, the Credit Facility was further increased by $80 million via the “accordion” feature bringing total commitments to $250 million and Royal Bank of Canada, The Toronto-Dominion Bank and Export Development Canada were added to the banking syndicate.

Payment and performance of the Company’s obligations under the 2016 Credit Facility are secured by certain forms of real property of the Company as well as guarantees by certain of the subsidiaries of the Company (collectively with the Company, the “Obligors”). The 2016 Credit Facility includes certain covenants relating to the operations and activities of the Obligors including, among others, restrictions with respect to indebtedness, distributions, entering into derivative transactions; dispositions of material assets; mergers and acquisitions; covenants to maintain a total net debt ratio of not greater than 3.5:1, a tangible net worth of not less than the aggregate of $1.75 billion plus 50 per cent of the Company’s consolidated net income for the fiscal quarter ending December 31, 2015 and each subsequent fiscal year (excluding any period in which net income is a loss), plus 50 per cent of the proceeds of equity issuances or contributions after December 31, 2016; interest expense coverage of greater than 2.5 times; and a minimum liquidity amount of $100 million (including 50 per cent of the market value of the Company’s bullion holdings). Advances under the 2016 Credit Facility are available in U.S. dollars and Canadian dollars and bear interest at rates calculated with respect to certain financial ratios of the Company and vary in accordance with borrowing rates in Canada and the United States. The Revised Lenders are each paid a standby fee on the undrawn portion of the 2016 Credit Facility, which fee also depends on certain financial ratios of the Company. The 2016 Credit Facility also includes typical events of default, including any change of control of the Company.

2017 Credit Facility

The Company amended and restated the 2016 Credit Facility on December 14, 2017 with the existing bank syndicate. The amendments included, amongst other changes, extending the maturity, adding a $100 million “accordion” feature, improved pricing, the elimination of the minimum liquidity of $100 million financial covenant, and the ability to establish a separate, $100 million bi-lateral letters of credit facility.

The 2017 Credit Facility provides for a revolving bank credit facility of up to $250 million or Canadian dollar equivalents and the ability to increase committed credit by up to $100 million. The purpose of the 2017 Credit Facility is to finance general corporate requirements of the Company, including permitted acquisitions and the issuance of letters of credit. The 2017 Credit Facility matures and all indebtedness thereunder is due and payable on March 31, 2022. There can be no certainty that the 2017 Credit Facility will be renewed on terms favourable to the Company or for an amount of up to $250 million.

Payment and performance of the Company’s obligations under the 2017 Credit Facility are secured by certain forms of real property of the Company as well as guarantees by certain of the subsidiaries of the Company (collectively with the Company, the “Obligors”). The 2017 Credit Facility includes certain covenants relating to the operations and activities of the Obligors including, among others, restrictions with respect to indebtedness, distributions, entering into derivative transactions; dispositions of material assets; mergers and acquisitions; covenants to maintain a total net debt ratio of not greater than 3.5:1, a tangible net worth of not less than the aggregate of $1.75 billion plus 50 per cent of the Company’s consolidated net income for the fiscal quarter ending December 31, 2015 and each subsequent fiscal year (excluding any period in which net income is a loss), plus 50 per cent of the proceeds of equity issuances or contributions after December 31, 2016; and interest expense coverage of greater than 2.5 times. Advances under the 2017 Credit Facility are available in U.S. dollars and Canadian dollars and bear interest at rates calculated with respect to certain financial ratios of the Company and vary in accordance with borrowing rates in Canada and the United States. The Revised Lenders are each paid a standby fee on the undrawn portion of the 2017 Credit Facility, which fee also depends on certain financial ratios of the Company. The 2017 Credit Facility also includes typical events of default, including any change of control of the Company.

On November 15, 2018, the Company amended the 2017 Credit Facility by way of a first amending agreement between the Company, a syndicate of lenders, and National Bank of Canada as agent of the syndicate of lenders. The amending agreement increased the amount of credit under the 2017 Credit Facility to an amount equal to $500 million, extended the maturity date to January 31, 2023, maintained the $100 million "accordion" feature, increased lease financing capacity to $250 million, provide for a gold prepay arrangement for no more than 225,000 ounces of gold, eliminated the tangible net worth financial covenant, and revised certain covenants of the Company and its subsidiaries.

As of February 19, 2019, approximately $0.4 million was drawn under the 2017 Credit Facility in the form of issued letters of credit.

2017 Senior Notes

On March 16, 2017, the Company issued at face value $400 million of senior unsecured notes pursuant to an indenture dated March 16, 2017 among the Company, Computershare Trust Company, N.A., Computershare Trust Company of Canada, and certain corporate guarantors. The 2017 Senior Notes are denominated in U.S. dollars, mature and become due and payable on April 15, 2025, and bear interest at the rate of 7 per cent per annum. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 of each year. The 2017 Senior Notes are guaranteed by certain of the Company’s subsidiaries. The Company used the proceeds of the 2017 Senior Notes together with cash on hand for the redemption of the 2012 Senior Notes.

At any time prior to April 15, 2020, the Company may redeem the 2017 Senior Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the 2017 Senior Notes plus an applicable premium) plus accrued and unpaid interest on the 2017 Senior Notes.

The following are the contractual maturities related to the 2017 Senior Notes, including estimated interest payments and excluding the impact of netting agreements.

	Payments due by period
Notes balance as at	Carrying amount (1)	Contractual cash flows	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
December 31, 2018	$400.0	$582.0	$28.0	$56.0	$56.0	$442.0
December 31, 2017	$400.0	$610.0	$28.0	$56.0	56.0	$470.0

Note:
(1)

The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Senior Notes of $5.0 million as at December 31, 2018 (December 31, 2017 - $5.8 million). The carrying amount of the long-term debt also excludes the embedded derivative.

In addition to the ability to redeem the 2017 Senior Notes as noted above, the Company may also make open market purchases of the 2017 Senior Notes from time to time.

Forward Gold Sale Arrangement

On January 15, 2019, the Company entered into a forward gold sale arrangement with financial institutions whereby the Company will receive a prepayment of US $170 million later this year in exchange for delivering 150,000 ounces of gold in 2022. A floor price of US $1,300 per ounce and a cap price of US $1,500 per ounce were set. This arrangement was supported by a syndicate of banks including Citibank N.A. and National Bank of Canada. Terms are:

•	Funding of US $170 million is provided to the Company in December 2019 in exchange for physical delivery of 150,000 ounces of gold over the period of January 2022 to December 2022.

•	Delivery can be made from the production of gold from any of the Company’s operating mines.

•	The cost of the arrangement before fees is 5.38 per cent per annum, which is based on the date the prepayment is made, the quantity of ounces settled and timing of delivery.

•	The collar on the arrangement, at the time of delivery of ounces, results in the following:

o	If the prevailing gold price is equal to or less than $1,300 per ounce, there is no incremental payment to the Company;

o	If the prevailing gold price is greater than US $1,300 per ounce but less than US $1,500 per ounce, the Company is paid the difference between the prevailing gold price and $1,300;

o	If the prevailing gold price is greater than US $1,500 per ounce, the Company is paid the difference between $1,300 and $1,500, or $200 per ounce.

Investment Agreement with Sumitomo Metal Mining Co., Ltd.

On June 5, 2017, the Company entered into a definitive agreement (the “Investment Agreement”) with SMM, pursuant to which the Company and SMM formed a joint venture and SMM acquired a 30 per cent undivided participating interest in the Company’s ownership interest in the Côté Gold project for an aggregate $195 million, of which $100 million was paid upon closing and the remaining $95 million to be paid on the earliest of: (i) 18 months following closing; (ii) the date of public filing of a feasibility study with respect to the Côté Gold project; and (iii) the date of closing of any sale by SMM Cote of its participating interest in the Côté Gold project, as permitted by the Joint Venture Agreement that was entered into between the Company and SMM Cote upon closing of the transaction. The remaining $95 million was paid to the Company by SMM on November 26, 2018. The Joint Venture Agreement sets out the operational governance framework as between the parties and contains certain conditions to the Company’s ability to transfer its interest in the Côté Gold project.

Pursuant to the Investment Agreement, the Company will be the operator of the Côté Gold project during development and once in operation, provided that should SMM Cote obtain a greater than 50 per cent participating interest in the project, it will have the option to become the operator. Each party will be responsible for funding its proportionate share of expenditures, including initial and sustaining capital expenditures for the Côté Gold project. The Investment Agreement contains terms, conditions, representations, warranties, and indemnities customary for transactions of this nature.

There are no other contracts, other than those disclosed in this Annual Information Form or those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed financial year of the Company or before the most recently completed financial year but are still in effect as of February 19, 2019.

Item XII Interests of Experts

The following persons and companies have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Company under National Instrument 51-102 during, or relating, to the financial year of the Company ended December 31, 2018.

The ‘qualified persons’ whose names are set forth herein, are: Lise Chénard, Neil Lincoln, Rob Thomas, Absolute Geotechnics Pty Ltd, Gordon Zurowski, Paul Daigle, AGP Mining Consultants Inc., Reagan McIsaac, Knight Piésold Ltd., Martin Lanctot, Lycopodium Minerals Canada Ltd., Vincent Blanchet, Philippe Chabot, Stephane Rivard, Denis Isabel, Travis J. Manning, Edward Saunders, Cam Scott, Edith Bouchard Marchand, Craig MacDougall, Philippe Gaultier, Jérôme Girard, Mark Burnett, Luc-Bernard Denoncourt, Daniel Vallières, Ronald Leber, Emilie Williams, Marie-France Bugnon, Alan Smith, G Mining Services Inc., Louis-Pierre Gignac, Réjean Sirois, Wood Canada Limited, Snowden Mining Industry Consultants (Pty) Ltd., Antonio Peralta Romero, Peter Oshust, Dustin Small, Paul O’Hara, Raymond Turenne, Adam Coulson, Karen Besemann, Bing Wang, Debbie Dyck, Paul Baluch, Michel Payeur, Raphael Dutaut, Adam Doucette, SRK Consulting (Canada) Inc., Dominic Chartier and Oy Leuangthong.

To the knowledge of the Company, after reasonable enquiry, each of the foregoing persons and companies beneficially owns, directly, or indirectly, or exercises control or direction over less than one per cent of the outstanding Common Shares. Lise Chénard, Martin Lanctot, Vincent Blanchet, Philippe Chabot, Stephane Rivard, Denis Isabel, Craig MacDougall, Philippe Gaultier, Luc-Bernard Denoncourt, Daniel Vallières, Marie-France Bugnon, Alan Smith, Michel Payeur, Raphael Dutaut and Adam Doucette are employees of the Company.

KPMG LLP are the Company’s external auditors and have reported to the shareholders on the Company’s consolidated financial statements for the year ended December 31, 2018 in their report dated February 20, 2019. In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulations, and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

Item XIII Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Company’s Management Information Circular for its most recent annual meeting of securityholders that involved the election of directors. Additional information is also provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2018.

SCHEDULE A

AUDIT AND FINANCE COMMITTEE CHARTER
IAMGOLD CORPORATION

1.        Overall Purpose and Objectives

The audit and finance committee (the “Committee”) will assist the the Board of Directors (the “Board”) of IAMGOLD Corporation (the “Corporation”) in fulfilling their responsibilities under its mandate and applicable legal and regulatory requirements. To the extent considered appropriate by the Committee or as required by applicable legal or regulatory requirements, the Committee will review the integrity of the financial reporting process of the Corporation, the integrity of the Corporation’s financial statements, the system of internal controls and management of the financial risks of the Corporation, the performance of the Corporation’s internal audit function, the external auditor’s qualifications, independence and performance, the financial policies and the nature and structure of major strategic financial commitments. In fulfilling its responsibilities, the Committee maintains an effective working relationship with the Directors, management, internal audit and the external auditor.

In addition to the powers and responsibilities expressly delegated by the Board to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Corporation’s bylaws. The powers and responsibilities delegated by the Board to the Committee in this Charter or otherwise shall be exercised and carried out by the Committee as it deems appropriate without requirement of Board approval, and any decision made by the Committee (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be at the Committee’s sole discretion. While acting within the scope of the powers and responsibilities delegated to it, the Committee shall have and may exercise all the powers and authority of the Board. To the fullest extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.

Notwithstanding the foregoing, the Committee’s responsibilities are limited to review and oversight. Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation’s financial statements as well as the Corporation’s financial reporting process, accounting policies, internal audit function, internal accounting controls and disclosure controls and procedures. The independent auditor is responsible for performing an audit of the Corporation’s annual financial statements, expressing an opinion as to the conformity of such annual financial statements with accounting principles generally accepted in Canada (“GAAP”) and reviewing the Corporation’s quarterly financial statements. It is not the responsibility of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosure are complete and accurate and in accordance with GAAP and applicable laws, rules and regulations. Each member of the Committee shall be entitled to rely on the integrity of those persons within the Corporation and of the professionals and experts (including the Corporation’s internal auditor (or others responsible for the internal audit function, including contracted non-employee or audit or accounting firms engaged to provide internal audit services) and the Corporation’s independent auditor) from which the Committee receives information and, absent actual knowledge to the contrary, the accuracy of the financial and other information provided to the Committee by such persons, professionals or experts.

2.        Authority

(a)	The Committee shall have the authority to:

	(i)	engage independent counsel and other advisors as the Committee determines necessary to carry out its duties;

	(ii)	set compensation and authorize payment for any advisors employed by the Committee;

(iii)	communicate directly with the internal and external auditor of the Corporation and require that the external auditor of the Corporation report directly to the Committee; and

(iv)	seek any information considered appropriate by the Committee from any employee of the Corporation.

(b)

The Committee shall have unrestricted and unfettered access to all personnel and documents of the Corporation and shall be provided with the resources reasonably necessary to fulfill its responsibilities.

3.        Membership and Organization

(a)

The Committee will be composed of at least three members of the Board. The members of the Committee shall be appointed by the Board to serve one-year terms and shall be permitted to serve an unlimited number of consecutive terms. Every member of the Committee must be a Director who is independent and financially literate and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert”. In this Charter, the terms “independent”, “financially literate” and “financial expert” have the meaning ascribed to such terms by Applicable Laws, including currently the requirements of Multilateral Instrument 52-110 (the rules adopted by the United States Securities and Exchange Commission) and the Corporate Governance Rules of the New York Stock Exchange (“NYSE Rules”), which are reproduced in Appendix A attached hereto. The chair of the Committee will be appointed by the Committee from time to time on the recommendation of the corporate governance committee and must have such accounting or related financial management expertise as the Board may determine in their business judgment.

No Committee member may simultaneously serve on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.

As the rules set out in 0 may be revised, updated or replaced from time to time, the Audit Committee shall ensure that such schedule is up-dated accordingly when required.

(b)	The chair of the Committee will be appointed by the Committee from time to time on the recommendation of the nominating and corporate governance committee.

(c)	The Committee shall meet at times necessary to perform duties described above in a timely manner but not less than four times per year.

(d)	The secretary of the Committee will be the Secretary of the Corporation or such other person as is chosen by the Committee.

(e)

The Committee may invite such persons to meetings of the Committee as the Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Charter or Applicable Laws.

(f)

The Committee may invite the external auditor of the Corporation to be present at any meeting of the Committee and to comment on any financial statements, or on any of the financial aspects, of the Corporation.

(g)

The Committee will meet as considered appropriate or desirable by the Committee. Any member of the Committee may call or the external auditor of the Corporation may request a meeting of the Committee at any time upon 48 hours prior written notice.

(h)	All decisions of the Committee shall be by simple majority and the chair of the Committee shall not have a deciding or casting vote.

(i)	Minutes shall be kept in respect of the proceedings of all meetings of the Committee.

(j)

Except as may be delegated by the Committee to any one or more members of the Committee, no business shall be transacted by the Committee except at a meeting of the members thereof at which a majority of the members thereof is present.

(k)	The Committee may transact its business by a resolution in writing signed by all the members of the Committee in lieu of a meeting of the Committee.

4.        Role and Responsibilities

To the extent considered appropriate or desirable or required by applicable legal or regulatory requirements, the Committee shall, in respect of the:

(a)	Financial Reporting of the Corporation

(i)

review the quarterly and annual financial statements of the Corporation, management’s discussion and analysis and any annual and interim earnings press releases of the Corporation before the Corporation publicly discloses such information and discuss these documents with the external auditor and with management of the Corporation, as appropriate;

(ii)

consider the fairness of the quarterly interim and annual financial statements and financial disclosure of the Corporation and review with management of the Corporation and the external auditor whether,

−	actual financial results for the annual and interim periods varied significantly from budgeted, projected or previous period results;

−	generally accepted accounting principles, currently international financial reporting standards adopted by the Corporation, have been consistently applied;

−	there are any actual or proposed changes in accounting or financial reporting practices of the Corporation; and

−	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

(iii)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and consider their impact on the financial statements of the Corporation;

(iv)	review any legal matters which could significantly impact the financial statements of the Corporation as reported on by counsel and meet with counsel to the Corporation whenever deemed appropriate;

(v)	review the selection of, and changes in the accounting policies of the Corporation;

(vi)	review judgmental areas, for example those involving a valuation of the assets and liabilities and other commitments and contingencies of the Corporation;

(vii)	review audit issues related to the material associated and affiliated entities of the Corporation that may have a significant impact on the equity investment therein of the Corporation;

(viii)	discuss the Corporation’s earnings news releases, as well as financial information and earning guidance provided to analysts and rating agencies, if applicable;

(ix)	meet with management and the external auditor of the Corporation to review the annual financial statements of the Corporation and the results of the audit thereof; and

(x)

meet separately and periodically with the management of the Corporation, the external auditor of the Corporation and the internal auditor (or other personnel responsible for the internal audit function of the Corporation) of the Corporation to discuss any matters that the Committee, the external auditor of the Corporation or the internal auditor of the Corporation, respectively, believes should be discussed privately;

(b)	Internal Controls of the Corporation

	(i)	approve the appointment of the internal auditor, review the performance of the internal auditor and, based on such performance, review the proposed compensation of the internal auditor;

(ii)

review the planning and implementation of work of the internal auditor pursuant to the internal audit charter, which charter shall be approved by the Committee from time to time, including, without limitation, the identification and management of risks to the Corporation through the implementation of a system of internal controls appropriate to the Corporation;

	(iii)	review the areas of greatest financial, and reporting and disclosure risks to the Corporation and whether management of the Corporation is managing these risks effectively;

	(iv)	review and determine if internal control recommendations made by either the internal or external auditor of the Corporation have been implemented by management of the Corporation;

(v)

review and be satisfied that adequate procedures are in place for the review of the public disclosure of the Corporation of financial information and periodically assess the adequacy of those procedures; and

	(vi)	establish procedures for,

−	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

−	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters relating to the Corporation;

(c)	Enterprise Risk Management

The Committee shall oversee the Corporation’s enterprise risk management s ystems and processes, including the identification, analysis and mitigation of material risks and the internal auditor’s validation of the existence and efficiency of risk mitigation and control plans and processes, and risks without limiting the generality of the risks to which the Corporation’s enterprise shall pertain, the Committee shall, specifically, ovesee the Corporation’s financial and information technology (including cybersecurity) risk exposures. The Committee shall discuss with management the actions management has undertaken to mitigate, monitor and control such exposures, all of which are management’s responsibility.

(d)	External Auditor of the Corporation

(i)	recommend to the Board,

−

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation; and

−	the remuneration to be paid to the external auditor of the Corporation;

(ii)	review the proposed audit scope and approach of the external auditor of the Corporation and ensure no unjustifiable restriction or limitations have been placed on the scope of the proposed audit;

(iii)

review the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management of the Corporation and the external auditor of the Corporation regarding any financial reporting matter and review the performance of the external auditor of the Corporation;

(iv)

consider the qualification and independence of the external auditor of the Corporation, including reviewing the range of services provided by the external auditor of the Corporation in the context of all consulting services obtained by the Corporation;

(v)

pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation and, to the extent considered appropriate: (i) adopt specific policies and procedures in accordance with Applicable Laws for the engagement of such non-audit services; and/or (ii) delegate to one or more independent members of the Committee the authority to pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation provided that the other members of the Committee are informed of each such non-audit service;

(vi)	review and approve the hiring policies of the Corporation regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation;

(vii)	review with the external auditor of the Corporation any audit problems or difficulties and management’s response to such problems or difficulties;

(e)	Financial Matters

The Committee shall review and, where appropriate, make recommendations to the Board regarding:

	(i)	policies relating to the Corporation’s cash flow, cash management and working capital, shareholder dividends and related policy, and share issuance and repurchases;

(ii)

financing plans, including capital market and off-balance sheet transactions, including, without limitation, equity, debt and sale-leasebacks that may have a material impact on the Corporation’s financial position;

	(iii)	capital expenditure budgets and proposed major capital expenditure (development and exploration) projects;

	(iv)	acquisitions, joint ventures, divestitures and other similar transactions; and

(v)	other transactions or financial issues that management wishes to be reviewed by the Committee.

(f)	Other Matters

	(i)	The Committee shall review and approve all related party transactions;

	(ii)	The Committee shall receive and review periodic reports from management relating to disclosure and compliance with laws and regulations;

	(iii)	The Committee shall review human resource and succession planning for accounting, finance and internal audit staff;

	(iv)	The Committee shall perform an annual self-evaluation of its performance including fulfilling its responsibilities as set out in this Charter;

(v)

The Committee shall review and assess annually this Charter and recommend any proposed changes to the Board for approval and perform an annual evaluation of the performance of the Committee, the results of which shall be reported to the Board.

5.	Communication with the Board

	(a)	The Committee shall produce and provide the Board with a summary of all actions taken at each Committee meeting or by written resolution.

	(b)	The Committee shall produce and provide the Board with all reports or other information required to be prepared under Applicable Laws.

Appendix A

Independence Requirement of Multilateral Instrument 52-110

A member of the Audit Committee shall be considered “independent”, in accordance with Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”), subject to the additional requirements or exceptions provided in MI 52-110, if that member has no direct or indirect relationship with the Corporation, which could reasonably interfere with the exercise of the member’s independent judgment. The following persons are considered to have a material relationship with the Corporation and, as such, cannot be a member of the Audit Committee:

a.	an individual who is, or has been within the last three years, an employee or executive officer of the Corporation;

b.	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Corporation;

c.	an individual who:

i.	is a partner of a firm that is the Corporation’s internal or external auditor;

ii.	is an employee of that firm; or

iii.	was within the last three years a partner or employee of that firm and personally worked on the Corporation’s audit within that time;

d.	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

	i.	is a partner of a firm that is the Corporation’s internal or external auditor;

	ii.	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

	iii.	was within the last three years a partner or employee of that firm and personally worked on the Corporation’s audit within that time;

e.

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Corporation’s current executive officers serves or served at the same time on the entity’s compensation committee; and

f.

an individual who received, or whose immediate family member who is employed as an executive officer of the Corporation received, more than $75,000 in direct compensation from the Corporation during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Corporation if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, any individual who:

g.

has a relationship with the Corporation pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

h.	is an affiliated entity of the Corporation or any of its subsidiary entities, is deemed to have a material relationship with the Corporation, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other fee includes acceptance of a fee by:

i.	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

j.

an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.

Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Corporation that may interfere with the exercise of his/her independence from management and the Corporation.

In addition:

a.	A director who is an employee, or whose immediate family member is an executive officer, of the Corporation is not independent until three years after the end of such employment relationships.

b.

A director who receives, or whose immediate family member receives, more than $120,000 during any twelve-month period in direct compensation from the Corporation, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 during any twelve-month period in such compensation.

c.

A director is not independent if: (a) the director is a current partner or employee of a firm that is the Corporation’s internal or external auditor; (b) the director has an immediate family member who is a current partner of such a firm; (c) the director has an immediate family member who is a current employee of such a firm and personally works on the Corporation’s audit; or (d) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Corporation’s audit within that time.

d.

A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Corporation’s present executives serve on that corporation’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

e.

A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a corporation that makes payments to, or receives payments from, the Corporation for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other corporation’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

A member of the Audit Committee must also satisfy the independence requirements of Rule 10A-3(b)(1) adopted under the Securities Exchange Act of 1934 as set out below:

In order to be considered to be independent, a member of an audit committee of a listed issuer that is not an investment corporation may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

a.

Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

b.

Be an affiliated person of the issuer or any subsidiary thereof. An “affiliated person” means a person who directly or indirectly controls IAMGOLD, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, IAMGOLD.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Financial Expert under SEC Rules

An audit committee financial expert is defined as a person who has the following attributes:

a.	an understanding of generally accepted accounting principles and financial statements;

b.	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues which are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d.	an understanding of internal controls and procedures for financial reporting; and

e.	an understanding of audit committee functions.

An individual will be required to possess all of the attributes listed in the above definition to qualify as an audit committee financial expert and must have acquired such attributes through one or more of the following means:

a.

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar function;

b.	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.	other relevant experience.